
10010988

☑ Build

☑ Win

☑ Deliver

☑ Grow

READY

FurnitureBrands 2009 Annual Report


Lane
HOME FURNISHINGS
Entertain. Engage. Escape.


Broyhill
CONFIDENCE COMES FROM WITHIN.

Thomasville


DREXEL HERITAGE

HICKORY CHAIR Pearson Laneventure

HENREDON MAITLAND-SMITH

About Furniture Brands

Furniture Brands International is one of the world's most complete home furnishings companies. We design our furniture and also partner with leading independent designers. We make both upholstered and casegoods pieces in our own factories and we source from third parties. We sell our furniture through a wide range of retail channels, from mass merchant stores to single-brand and independent dealers to specialized interior designers, and through our own Thomasville stores. Our brand portfolio is the best in the industry. In addition to Thomasville, we offer Broyhill, Lane, Drexel Heritage, Henredon, Pearson, Hickory Chair, Laneventure, and Maitland-Smith. The company is headquartered in St. Louis and has manufacturing operations in North Carolina, Mississippi, Virginia, Indonesia and the Philippines.

FurnitureBrands

March 19, 2010

Dear Fellow Stockholder:

You are cordially invited to attend the 2010 Annual Meeting of Stockholders. It will be held on Thursday, May 6, 2010, at 10:00 a.m. CDT at Furniture Brands International, Inc., 1 North Brentwood Boulevard, 15th Floor, St. Louis, Missouri 63105.

The enclosed notice and proxy statement contain details concerning the meeting and the following items of business:

1. Election of eight directors to serve until the next Annual Meeting and until their successors have been elected and qualified;
2. Approval of the Furniture Brands International, Inc. 2010 Omnibus Incentive Plan;
3. Approval of the Furniture Brands International, Inc. 2010 Employee Stock Purchase Plan;
4. Ratification of the approval of the Furniture Brands International, Inc. Amended and Restated Stockholders Rights Agreement; and
5. Ratification of the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2010.

As owners of Furniture Brands, your vote is important. Whether or not you are able to attend the Annual Meeting of Stockholders in person, it is important that your shares be represented. Please vote as soon as possible.

On behalf of our Board of Directors, thank you for your participation in this important annual process. I look forward to seeing you at the 2010 Annual Meeting.

Sincerely,



Ralph P. Scozzafava
Chairman of the Board of Directors and
Chief Executive Officer

FurnitureBrands

NOTICE OF 2010 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 6, 2010

Important Notice Regarding the Availability of Proxy Materials for the Stockholders Meeting To Be Held on May 6, 2010:

This Proxy Statement and our 2009 Annual Report to stockholders are available at our website at http://www.furniturebrands.com/Investor-Info/Annual-Report-Proxy-Statement.aspx.

Date: May 6, 2010

Time: 10:00 a.m. CDT

Place: Furniture Brands International, Inc.
1 North Brentwood Boulevard, 15th Floor
St. Louis, Missouri 63105

Purpose:

1. To elect eight members of the Board of Directors to serve until the next Annual Meeting and until their successors have been elected and qualified;
2. To approve the Furniture Brands International, Inc. 2010 Omnibus Incentive Plan;
3. To approve the Furniture Brands International, Inc. 2010 Employee Stock Purchase Plan;
4. To ratify the approval of the Furniture Brands International, Inc. Amended and Restated Stockholders Rights Agreement;
5. To ratify the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2010; and
6. To transact such other business as may properly come before the meeting.

Record Date: Holders of record of our common stock at the close of business on March 15, 2010, are entitled to receive this notice and to vote at the meeting.

As owners of Furniture Brands, your vote is important. Whether or not you are able to attend the Annual Meeting of Stockholders in person, it is important that your shares be represented. You can vote your shares by completing and returning the enclosed proxy card or by voting your shares over the Internet or by telephone. Please vote as soon as possible. We appreciate your participation.

By Order of the Board of Directors,



Jon D. Botsford
Senior Vice President, General Counsel and
Corporate Secretary

March 19, 2010
St. Louis, Missouri

(This page intentionally left blank)

FURNITURE BRANDS INTERNATIONAL, INC.

1 North Brentwood Boulevard, 15th Floor
St. Louis, Missouri 63105
Phone: (314) 863-1100

PROXY STATEMENT

Why am I receiving these materials?

You were provided these materials in connection with our solicitation of proxies for use at the Annual Meeting of Stockholders, to be held on Thursday, May 6, 2010, at 10:00 a.m. CDT, and at any postponement(s) or adjournment(s) thereof. These materials were first sent or given to stockholders on March 24, 2010. You are invited to attend the Annual Meeting and are requested to vote on the proposals described in this Proxy Statement. The Annual Meeting will be held at our principal executive offices located at the address shown above.

What items will be voted on at the Annual Meeting?

Stockholders will vote on five items at the Annual Meeting:

- the election to the Board of the eight nominees named in this Proxy Statement (Proposal 1);
- the approval of the Furniture Brands International, Inc. 2010 Omnibus Incentive Plan (Proposal 2);
- the approval of the Furniture Brands International, Inc. 2010 Employee Stock Purchase Plan (Proposal 3);
- the ratification of the approval of the Furniture Brands International, Inc. Amended and Restated Stockholders Rights Agreement (Proposal 4); and
- the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2010 (Proposal 5).

What are the Board's voting recommendations?

The Board recommends that you vote your shares:

- "FOR" each of the nominees to the Board (Proposal 1);
- "FOR" the approval of the Furniture Brands International, Inc. 2010 Omnibus Incentive Plan (Proposal 2);
- "FOR" the approval of the Furniture Brands International, Inc. 2010 Employee Stock Purchase Plan (Proposal 3);
- "FOR" ratification of the approval of the Furniture Brands International, Inc. Amended and Restated Stockholders Rights Agreement (Proposal 4); and
- "FOR" ratification of the appointment of KPMG LLP as our independent registered public accounting firm (Proposal 5).

Who May Vote?

If you held any shares of our voting stock at the close of business on March 15, 2010, then you may attend and vote at the meeting. On that date, we had 48,475,055 shares of common stock outstanding. Each share of our common stock that you hold entitles you to one vote on all matters that come before the Annual Meeting or any adjournment thereof.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Most of our stockholders hold their shares through a broker or other nominee (in "street name") rather than directly in their own name. As summarized below, there are some differences between shares held of record and those owned beneficially.

- Stockholder of Record — If your shares are registered directly in your name with our transfer agent, you are considered, with respect to those shares, to be the stockholder of record. As the stockholder of record, you have the right to grant your voting proxy directly to us or to a third party, or to vote in person at the meeting.
- Beneficial Owner — If your shares are held in a brokerage account, by a broker or by another nominee, you are considered the beneficial owner of those shares. As the beneficial owner of those shares, you have the right to direct your broker or nominee how to vote and you also are invited to attend the Annual Meeting. However, because a beneficial owner is not the stockholder of record, you may not vote these shares in person at the meeting unless you obtain a legal proxy from the broker or nominee that holds your shares, giving you the right to vote the shares at the meeting.

If I am a stockholder of record, how do I vote?

There are four ways to vote:

- *In Person.* If you are a stockholder of record, you may vote in person at the Annual Meeting. We will provide you with a ballot when you arrive.
- *Via the Internet.* You may vote by proxy via the Internet by following the instructions provided on the proxy card.
- *By Telephone.* You may vote by proxy by calling the toll-free number found on the proxy card.
- *By Mail.* You may vote by proxy by filling out the proxy card and mailing it back in the envelope provided.

If I am a beneficial owner of shares held in street name, how do I vote?

There are four ways to vote:

- *In Person.* If you are a beneficial owner of shares held in street name and you wish to vote in person at the Annual Meeting, you must obtain a legal proxy from the organization that holds your shares.
- *Via the Internet.* You may vote by proxy via the Internet by visiting www.proxyvote.com and entering the control number found in the vote instruction form.
- *By Telephone.* You may vote by proxy by calling the toll-free number found in the vote instruction form and entering the control number found in the form.
- *By Mail.* You may vote by proxy by filling out the vote instruction form provided by your broker and mailing it back in the envelope provided.

What constitutes a quorum?

The presence, in person or by proxy, of the holders of a majority of the votes represented by our outstanding shares of common stock is necessary to constitute a quorum. We will count shares of voting stock present at the meeting that abstain from voting or that are the subject of broker non-votes as present for purposes of determining a quorum.

What if a quorum is not represented at the Annual Meeting?

In the event that a quorum does not exist, the chairman of the meeting or the holders of a majority of the votes entitled to be cast by the stockholders who are present in person or by proxy may adjourn the meeting.

At such reconvened meeting at which a quorum may be present, any business may be transacted which might have been transacted at the meeting as originally called.

How are proxies voted?

All valid proxies received prior to the Annual Meeting will be voted, and where a stockholder specifies by means of the proxy a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the stockholder's instructions.

What happens if I do not give specific voting instructions?

If you are a stockholder of record and you indicate when voting on the Internet or by telephone that you wish to vote as recommended by the Board, or you sign and return a proxy card without giving specific voting instructions, then the proxy holders will vote your shares in the manner recommended by the Board on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the Annual Meeting. If you hold your shares through a broker, bank or other nominee, you will receive separate instructions from the nominee describing the circumstances under which your shares may be voted if you do not give specific voting instructions.

What is a broker non-vote?

Broker non-votes occur when nominees, such as banks and brokers holding shares on behalf of beneficial owners, do not receive voting instructions from the beneficial holders at least ten days before the meeting. If that happens, the nominees may vote those shares only on matters deemed "routine" by the New York Stock Exchange. On non-routine matters, nominees cannot vote without instructions from the beneficial owner, resulting in a so-called "broker non-vote." Broker non-votes are counted for purposes of determining whether a quorum is present and have no effect on the outcome of the voting on any of the proposals. ***Because of a change in New York Stock Exchange rules, the election of directors, unlike in previous Annual Meetings, is considered a non-routine matter. As a result, your broker will NOT be able to vote your shares with respect to the election of directors if you have not provided directions to your broker.***

What happens if additional matters are presented at the Annual Meeting?

Other than the five items of business described in this Proxy Statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxy holders, Ralph P. Scozzafava and Jon D. Botsford, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any reason any of our nominees for director is not available as a candidate for director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board of Directors.

How many votes are required to approve a proposal?

To be elected in uncontested elections, directors must receive a majority of the votes cast (the number of shares voted "for" a director nominee must exceed the number of votes cast "against" that nominee). Abstentions and broker non-votes shall not be counted as votes cast either "for" or "against" the election of a director. In contested elections, the vote standard is a plurality of votes cast.

In an uncontested election, any nominee for director is required to submit his or her resignation to the Board contingent on not receiving a majority of votes cast "for" his or her election and the Board's acceptance of the resignation. If such director does not receive a majority of votes "for" his or her election, the Governance and Nominating Committee is required to make recommendations to the Board with respect to any such resignation. The Board is required to take action with respect to this recommendation and to publicly disclose its decision-making process.

Approval of each of the other matters on the agenda requires the affirmative vote of the majority of the shares of common stock present in person or represented by proxy at the Annual Meeting. Abstentions will have the effect of a vote against these proposals and broker non-votes will have no effect.

Can I change my vote after I have voted?

You may revoke your proxy and change your vote at any time before the final vote at the Annual Meeting. You may vote again on a later date via the Internet or by telephone (only your latest Internet or telephone proxy submitted prior to the Annual Meeting will be counted), by signing and returning a new proxy card or vote instruction form with a later date, or by attending the Annual Meeting and voting by ballot at the Annual Meeting.

Where can I find the voting results of the Annual Meeting?

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the inspector of election and filed with the SEC in a Form 8-K within four business days following the Annual Meeting.

May I receive electronic access to proxy materials and the annual report in the future instead of receiving paper copies in the mail?

Most stockholders can elect to view future Proxy Statements and Annual Reports over the Internet instead of receiving paper copies in the mail. If you are a stockholder of record, you can choose this option and save the company the cost of producing and mailing these documents by following the instructions provided at www.amstock.com on the Shareholder Account Access page. Your choice will remain in effect until you cancel it.

I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

We have adopted a procedure called "householding," which the U.S. Securities and Exchange Commission ("SEC") has approved. Under this procedure, we deliver a single copy of this Proxy Statement and the Annual Report to multiple stockholders who share the same address unless we have received contrary instructions from one or more of the stockholders. This procedure reduces our printing costs, mailing costs and fees. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, we will deliver promptly a separate copy of this Proxy Statement and the Annual Report to any stockholder at a shared address to which we delivered a single copy of any of these documents. To receive a separate copy of this Proxy Statement or the Annual Report, stockholders may write or call our Vice President of Communications and Investor Relations at the following address and telephone number:

Investor Relations
1 North Brentwood Blvd., 15th Floor
St. Louis, Missouri 63105
Phone: (866) 873-3667

Stockholders who hold shares in "street name" (as described above) may contact their brokerage firm, bank, broker-dealer or other similar organization to request information about householding.

Who will serve as the inspector of election?

A representative from American Stock Transfer & Trust Company, LLC will serve as the inspector of election.

Who is paying for the cost of this proxy solicitation?

We are paying the costs of the solicitation of proxies. We have retained Morrow & Co., LLC to assist in obtaining proxies by mail, facsimile or email from brokers, bank nominees and other institutions for the Annual Meeting. The estimated cost of such services is $7,500 plus out-of-pocket expenses.

We must also pay brokerage firms and other persons representing beneficial owners of shares held in street name certain fees associated with forwarding printed proxy materials by mail to beneficial owners and obtaining beneficial owners' voting instructions.

In addition to soliciting proxies by mail, certain of our directors, officers and other employees, without additional compensation, may solicit proxies personally or by telephone, facsimile or email on our behalf.

Where are our principal executive offices located and what is our main telephone number?

Our principal executive offices are located at 1 North Brentwood Boulevard, 15th Floor, St. Louis, Missouri 63105. Our main telephone number is (314) 863-1100.

How can I attend the Annual Meeting?

Attendance at the Annual Meeting is limited to stockholders. Seating is limited and admission to the Annual Meeting will be on a first-come, first-served basis. Each stockholder may be asked to present valid picture identification such as a driver's license or passport and proof of stock ownership as of the record date. You may request directions to the Annual Meeting by calling Investor Relations at (866) 873-3667.

ELECTION OF DIRECTORS
(Proposal 1)

Our Board of Directors is presently composed of eight members of whom seven are standing for re-election. Bob L. Martin, a current member of our Board, will not stand for re-election, and the Board of Directors has nominated James M. Zimmerman to fill the vacancy. Each director serves a one-year term, as described below, with all directors subject to annual election. At the recommendation of the Governance and Nominating Committee, the Board has nominated the eight individuals listed below under the heading "Nominees for Director" to serve as directors for the term beginning as of the Annual Meeting on May 6, 2010. If any director nominee is unable or unwilling to serve as a nominee at the time of the Annual Meeting, the proxy holder may vote either: (1) for a substitute nominee designated by the present Board to fill the vacancy; or (2) for the balance of the nominees, leaving a vacancy. Alternatively, the Board may choose to reduce the size of the Board, as permitted by our Bylaws. As of the date of this Proxy Statement, our Board of Directors is not aware of any nominee who is unable or will decline to serve as a director.

Nominees For Director

The nominees for director are set forth below. **The Board of Directors recommends a vote "FOR" each of the nominees listed below.**

Nominee	Age	Director Since
Wilbert G. Holliman	72	1996
John R. Jordan, Jr.	71	2003
Ira D. Kaplan	51	2008
Maureen A. McGuire	58	2008
Aubrey B. Patterson	67	2004
Alan G. Schwartz	70	2008
Ralph P. Scozzafava	51	2007
James M. Zimmerman	66	—

Set forth below is a brief description of the principal occupation and business experience of each of our nominees for director. Members of our Board of Directors are elected each year at our Annual Meeting of Stockholders, and serve until the next annual meeting of stockholders and until their respective successors have been elected and qualified. No director or executive officer is an adverse party or has an interest adverse to our company or any of its subsidiaries in any material pending legal proceeding.

Wilbert G. Holliman has served as a director of our company since October 1996. Mr. Holliman also served as Chief Executive Officer of our company from October 1996 to his retirement in January 2008 and as Chairman of the Board of our company from May 1998 to May 2008. Prior to this, Mr. Holliman was President and CEO at Action Industries, Inc. (now Lane Furniture Industries, Inc.), a company he co-founded in 1970. Mr. Holliman also serves on the Board of Directors of BancorpSouth, Inc. As the former Chief Executive Officer of our company and the co-founder of a furniture company, Mr. Holliman has extensive knowledge of the history of our company and the furniture industry, as well as extensive experience in growing and managing a business.

John R. Jordan, Jr. has served as a director of our company since May 2003. Mr. Jordan held various positions at Price Waterhouse (now PricewaterhouseCoopers) for more than thirty years. Most recently, he held the positions of Vice Chairman and Global Leader of the Audit and Business Advisory Services practice until his retirement in 1998. In addition, Mr. Jordan led Price Waterhouse's strategic planning process while at the firm. Mr. Jordan's background and experience have provided him with a wealth of knowledge and experience in strategic planning and in dealing with complex financial and accounting matters and more specifically, have provided him the skills necessary to Chair our Audit Committee.

Ira D. Kaplan has served as a director of our company since May 2008. Mr. Kaplan joined Claire's Stores Inc. in 1987 and served as its Chief Financial Officer from 1990 to April 2008 and served as a member of the Board of Directors of Claire's Stores until it was acquired in May 2007. In addition, while at Claire's Stores, Mr. Kaplan was a member of the company's Strategic Planning Committee responsible for the formulation of short and long-term strategies to drive its internal growth and its domestic and international expansion. From 1982 to 1987, Mr. Kaplan practiced at Peat Marwick (now KPMG). Through his roles and responsibilities at each of his former employers, Mr. Kaplan has gained extensive experience in corporate finance and accounting, retail store operations and strategic planning.

Maureen A. McGuire has served as a director of our company since December 2008. Since July 2009, Ms. McGuire has served as the Chief Marketing Officer of Bloomberg LP. From August 2008 to June 2009, Ms. McGuire was an independent consultant. Prior to this, Ms. McGuire served as Executive Vice President and Chief Marketing Officer of Sears Holding Corporation from October 2005 to August 2008. Prior to joining Sears, Ms. McGuire spent more than thirty years at International Business Machines Corporation, most recently as Vice President, Worldwide Strategy and Marketing, IBM Systems and Technology Group from January 2005 to September 2005. Previously she served as IBM's Vice President, Worldwide Marketing and Strategy, IBM Global Services from August 2003 to January 2005. Ms. McGuire brings to our board extensive experience in sales and marketing in consumer related industries as well as a strong background in international operations.

Aubrey B. Patterson has served as a director of our company since April 2004. Since 1990, Mr. Patterson has been Chairman and Chief Executive Officer of BancorpSouth, Inc., and prior to this, was President and Chief Operating Officer of BancorpSouth. Mr. Patterson also serves on the Board of Directors of BancorpSouth and Mississippi Power Company. As Chairman and Chief Executive Officer of BancorpSouth, Inc., Mr. Patterson has extensive executive experience in leading and managing a public company, with a strong knowledge and understanding of strategic planning and public company executive compensation.

Alan G. Schwartz has served as a director of our company since May 2008. Since 1987, Mr. Schwartz has been a Professor of Law at the Yale Law School and a Professor at the Yale School of Management, where he specializes in corporate finance and corporate governance, mergers and acquisitions, contracts and contract theory, bankruptcy and commercial transactions. Mr. Schwartz also serves on the Board of Directors of Cliffs Natural Resources Co. Mr. Schwartz's extensive knowledge of corporate governance matters provides

Mr. Schwartz critical insights into the operation of public company boards and makes him a valuable member of our Governance and Nominating Committee.

Ralph P. Scozzafava has served as Chairman of the Board since May 2008 and as a director since June 2007. Since January 2008, Mr. Scozzafava has also served as Chief Executive Officer of our company, and from June 2007 to January 2008, he served as Vice Chairman and Chief Executive Officer — designate. Prior to joining our company, Mr. Scozzafava was employed at Wm. Wrigley Jr. Company since 2001, where he held several positions, most recently, serving as Vice President — Worldwide Commercial Operations from March 2006 to June 2007, and as Vice President & Managing Director — North America/Pacific from January 2004 to March 2006. Mr. Scozzafava has a strong executive background in operations and consumer goods, with extensive experience in international operations and strategic planning.

James M. Zimmerman was nominated by the Board of Directors for election to our Board on February 26, 2010, based on the recommendation of our Governance and Nominating Committee. Mr. Zimmerman retired from Federated Department Stores, Inc. in 2004, where he served as Chairman of the Board from February 2003 until January 2004, Chairman and Chief Executive Officer from May 1997 to February 2003, and as President and Chief Operating Officer from March 1988 to May 1997. He began his career with Federated in 1965 after graduating from Rice University in Houston. Mr. Zimmerman is also a director of The Chubb Corporation and Fossil, Inc., and previously served on the boards of the H. J. Heinz Company, Goodyear Tire and Rubber Company and Convergys Corporation. Mr. Zimmerman brings to our Board extensive executive experience in leading a large retail company and strong skills in corporate finance and accounting, international operations, strategic planning and public company executive compensation.

Corporate Governance

Board of Directors

The Board of Directors oversees, counsels, and directs management in the long-term interests of the company and our stockholders. Directors are expected to devote sufficient time to carrying out their duties and responsibilities effectively.

Our Board of Directors currently consists of eight directors. Ralph P. Scozzafava, our Chief Executive Officer, serves as Chairman of the Board. Under our Bylaws, the Chairman presides over all meetings of the stockholders and the Board when he is present. In addition, the Board has an independent director, currently Aubrey B. Patterson, designated as the Lead Director.

Our Board of Directors has combined the role of Chief Executive Officer and Chairman of the Board because the Board feels it is important for a single executive to be responsible for and to guide our company's strategic direction particularly given the volatile and challenging economy. In addition, the Board believes that our structure ensures that strong, independent directors continue to effectively oversee our management and provide vigorous oversight of key issues relating to strategy, risk and integrity without the need to split the roles of Chief Executive Officer and Chairman. This structure includes the designation of an independent director to act as Lead Director. As described in our Corporate Governance Guidelines, the Lead Director has the responsibility for: (i) acting as a liaison between the Board and the Chief Executive Officer; (ii) assisting the Chairman of the Board in setting the Board agenda; (iii) acting as chair at executive sessions held outside the presence of the management directors, the Chief Executive Officer, and other company personnel; (iv) communicating Board member feedback to the Chief Executive Officer; and (v) performing other responsibilities that the independent directors as a whole may designate from time to time. We believe that this structure recognizes the importance of one person leading our company and the Board, but also that an independent Lead Director with substantial authority helps ensure effective oversight by an independent board.

Our Board of Directors and its Committees meet throughout the year on a set schedule, hold special meetings, and act by written consent from time to time as appropriate. The Board holds regularly scheduled sessions for non-management directors to meet without management present, and the Board's Lead Director leads those sessions. The Board of Directors met fourteen times during 2009, four of which were regularly scheduled meetings. In 2009, the non-management directors met three times in executive session and the independent directors met in executive session one time. All directors attended at least 75% of the meetings of the Board of Directors and the meetings of the Committees on which they served held during the period that they served on the Board of Directors or such Committees. In furtherance of the Board's role, directors are expected to attend all meetings of stockholders. All of the directors then on the Board attended the 2009 Annual Meeting of Stockholders.

Committees and Charters

The Board delegates various responsibilities and authority to different Committees of the Board. Committees regularly report on their activities and actions to the full Board. Our Board of Directors has established three standing Committees — the Audit Committee, the Governance and Nominating Committee and the Human Resources Committee. Each of the Committees has a written charter approved by our Board, and each Committee conducts an annual evaluation of the Committee's performance. We post each Committee charter on our web site at *www.furniturebrands.com.* The following table identifies the current Committee members.

Name	Audit	Governance and Nominating	Human Resources
John R. Jordan, Jr.	Chair	✓	
Ira D. Kaplan	✓		
Bob L. Martin	✓		Chair
Maureen A. McGuire		✓	✓
Aubrey B. Patterson		Chair	✓
Alan G. Schwartz		✓	
Number of Committee Meetings Held in 2009	5	4	6

Audit Committee. Our Audit Committee assists the Board in its general oversight of our financial reporting, internal controls, and audit functions, and is responsible for the appointment, retention, compensation, and oversight of the work of our independent registered public accounting firm. The Board has determined that Messrs. Jordan and Kaplan each qualify as an "Audit Committee Financial Expert" in accordance with the rules issued by the SEC. The responsibilities and activities of our Audit Committee are described in detail in the Committee's report in this Proxy Statement and the Audit Committee's charter.

Governance and Nominating Committee. Our Governance and Nominating Committee is responsible for identifying and evaluating director nominees for the Board and the development and review of our Corporate Governance Guidelines. The Committee also oversees the annual self-evaluations of the Board and its Committees and makes recommendations to the Board concerning the structure and membership of the Board Committees. In addition, the Governance and Nominating Committee recommends the compensation for non-employee directors. The responsibilities and activities of our Governance and Nominating Committee are described in detail in the Committee's charter.

Human Resources Committee. Our Human Resources Committee has authority for reviewing and determining salaries, performance-based incentives, and other matters related to the compensation of our executive officers; administering our equity incentive plans, including reviewing and granting stock options and other equity awards to our executive officers; as well as responsibility for succession planning for executive officers, including our chief executive officer. Our Human Resources Committee also reviews and determines various other compensation policies and matters, including matters related to broad-based employee incentive and benefit plans.

Under its charter, the Human Resources Committee may also form, and delegate authority to, subcommittees, as appropriate, and the Chief Executive Officer has been granted authority to grant equity awards for hiring incentive grants and promotions for any employees that are not executive officers. The purpose of this delegation of authority is to enhance the flexibility of equity administration within the company and to facilitate the timely grant of equity awards to new or recently promoted employees that are not executive officers. The Chief Executive Officer's authority is limited to granting no more than 100,000 shares of common stock per calendar year, and all grants made pursuant to this delegated authority are reported to the Committee at its next regularly scheduled meeting.

Additional information on the Human Resources Committee's processes and procedures for consideration of executive compensation are addressed in the Compensation Discussion and Analysis in this Proxy Statement.

Compensation Consultants

Our Human Resources Committee has the authority to retain compensation consultants to assist in the Committee's evaluation of executive compensation, including the authority to approve the consultant's fees and other retention terms. During 2009, our Human Resources Committee engaged an outside independent executive compensation consultant, Towers Watson & Company (formerly Towers Perrin) to advise and counsel the Committee. Our Human Resources Committee utilized Towers Watson during 2009 to:

- provide information regarding market executive compensation, practices and trends, and to assist the Committee in the review and evaluation of such information;
- assist with an incentive compensation risk assessment; and
- assist with the identification of a new peer group of companies to benchmark executive compensation for 2010.

In addition, our Governance and Nominating Committee retained Towers Watson to assist with a review of non-employee director compensation in 2009. In performing these services, Towers Watson worked with our Senior Vice President- Human Resources and supporting personnel to obtain background information and related support in preparing its reports for the Committees.

In addition to these services, Towers Watson has also been retained by management to provide pension plan actuarial services and benefits consulting to management. In 2009, the company paid approximately $204,000 to Towers Watson in connection with the services it rendered to the Committees and approximately $329,000 in connection with the pension plan actuarial services and benefits consulting services rendered to management.

The Committee did not review or approve the other services provided by Towers Watson to management, as those services were approved by management in the normal course of business. Based on policies and procedures implemented by the Committee and by Towers Watson to ensure the objectivity of Towers Watson's individual executive compensation consultant, the Committee believes that the consulting advice it receives from Towers Watson is objective and not influenced by Towers Watson's other relationships with the company.

Board Oversight of Risk

Our Board of Directors oversees an enterprise-wide approach to risk management, designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance stockholder value. As part of this oversight process, our Board has delegated to the Audit Committee the primary responsibility of performing an annual enterprise risk assessment and reporting the results of the assessment back to the Board. The annual risk assessment is a company-wide initiative that involves the Board, members of the Audit Committee, and management in an integrated effort to identify, assess and manage risks that may affect our company's ability to execute on its corporate strategy and fulfill its business objectives. The assessment includes identification, prioritization and assessment of a broad range of risks including financial, operational, business, governance and managerial risks, and the formulation of plans to mitigate their effects. A fundamental part of risk management is not only understanding the risks a company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for the company. The involvement of the full Board in setting our business strategy is a key part of its determination of what constitutes an appropriate level of risk for our company.

In addition, the Board has delegated to the Human Resources Committee the responsibility of annually reviewing the company's incentive compensation plans to confirm that incentive compensation does not encourage a level of risk-taking behavior that is inconsistent with our business strategy. Following the completion of its review, the Human Resources Committee reports its results to the Board for the full Board's review and consideration.

Board Membership Criteria

Our Governance and Nominating Committee works with the Board on a regular basis to determine the appropriate skills and characteristics for the Board as a whole and for its individual members. The Committee also regularly assesses the appropriate size of the Board, whether there are any specific Board needs and whether any vacancies on the Board of Directors are expected. In the event that vacancies are anticipated, or otherwise arise, our Governance and Nominating Committee will consider various potential candidates for director. In identifying director nominees, the Governance and Nominating Committee solicits recommendations for possible candidates from a number of sources including members of the Board of Directors and executive officers. In addition, the Governance and Nominating Committee may from time to time use its authority under its charter to retain at our expense one or more search firms to identify candidates. If the Governance and Nominating Committee retains a search firm, the firm may be asked to identify possible candidates who meet the desired qualifications expressed by our Governance and Nominating Committee and in our Corporate Governance Guidelines and may be asked to interview and screen such candidates.

Our Governance and Nominating Committee evaluates director candidates based on a number of qualifications, including their independence, integrity, leadership ability, and expertise in the industry. The Committee also considers the diversity of a candidate's background and experience when evaluating a nominee, as well as the diversity of a candidate's perspectives, which may result from diversity in age, gender, ethnicity or national origin. While the Committee considers diversity in its evaluation process, the Committee does not have a formal policy with regard to the consideration of diversity in identifying director nominees as this is only one factor that the Committee considers in its process. The Committee believes that it is important to evaluate director candidates based on an assessment of the qualifications and experiences required of Board members in the context of the needs of the Board at a given point in time considering all of these factors in the aggregate rather than an evaluation of any one particular factor.

On February 26, 2010, based on the recommendation of our Governance and Nominating Committee, the Board of Directors nominated James Zimmerman for election to our Board. Mr. Zimmerman was identified by our Chief Financial Officer as a possible candidate for the Board.

Director Nominees Recommended by Stockholders

Our Governance and Nominating Committee has a policy of considering director candidates recommended by stockholders provided that a stockholder submission of a nominee for director is received by our Corporate Secretary not less than 90 days and no earlier than 120 days prior to the first anniversary of the preceding year's annual meeting; provided however, in the event that the date of the meeting is more than 30 days before or more than 60 days after such anniversary date, notice must be received not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of the meeting is first made. The submission must include biographical information including, but not limited to, the proposed candidate's name, age, business address, residence address, principal occupation or employment for the previous five years and the number of shares of our common stock owned beneficially or of record. Stockholders who wish to recommend candidates for the Board should send such recommendations to our Corporate Secretary at 1 North Brentwood Boulevard, 15th Floor, St. Louis, Missouri 63105. Candidates recommended by stockholders that comply with these procedures will receive the same consideration that candidates recommended by directors and management receive. The Governance and Nominating Committee has full discretion in considering nominations to the Board.

Director Independence

Our Board of Directors has affirmatively determined that all of our current directors other than Ralph P. Scozzafava and Wilbert G. Holliman are "independent" under the listing standards of the New York Stock Exchange. In addition, the Board of Directors has determined that James M. Zimmerman, a nominee for director at the Annual Meeting, satisfies the applicable independence requirements of the New York Stock Exchange. Therefore, the majority of our directors, as well as all of the members of each of the Board's three standing committees, are independent as defined under the rules of the New York Stock Exchange, including, in the case of all members of the Audit Committee, the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act.

Corporate Governance Guidelines and Code of Conduct

Our Board of Directors has developed corporate governance practices to help it fulfill its responsibilities to stockholders in providing general direction and oversight of management of our company. These practices are set forth in our Corporate Governance Guidelines. We also have a Code of Conduct applicable to all of our employees, officers and directors, including the Chief Executive Officer, the Chief Financial Officer and other senior financial officers. These documents, as well as any waiver of a provision of the Code of Conduct granted to any senior officer or director or material amendment to the Code of Conduct, if any, may be found on our website at *www.furniturebrands.com.*

Communications with Board of Directors

The Board of Directors provides a process for interested parties, including stockholders, to send communications to the Board as a whole, the non-management directors as a group or to any of the directors individually. Interested parties may send written communications c/o Chair of the Governance and Nominating Committee, Furniture Brands International, Inc., 1 North Brentwood Boulevard, 15th Floor, St. Louis, Missouri 63105. We will forward all appropriate correspondence to the Chair of the Governance and Nominating Committee. We will not forward sales or marketing materials or correspondence not clearly identified as stockholder correspondence, and we will not forward any communication determined in good faith to be frivolous, irrelevant, offensive, outside the scope of Board matters, or duplicative of other communications previously forwarded to the Board.

Director Compensation

Non-employee members of our Board of Directors receive a mix of cash and equity-based compensation. We do not pay management directors for Board service in addition to their regular employee compensation. Non-employee director compensation typically consists of the following elements:

- annual cash retainer of $45,000
- Audit Committee chair annual fee of $25,000
- Governance and Nominating Committee chair annual fee of $10,000
- Human Resources Committee chair annual fee of $15,000
- Lead Director annual fee of $15,000
- annual restricted stock award grant with a market value of $75,000 which vests on the first anniversary of the grant date
- one-time initial restricted stock award grant for newly elected non-employee directors with a market value of $50,000 which vests equally over five years

We also reimburse our directors for their reasonable expenses in connection with attending board meetings and pay the premiums on a $100,000 term life insurance policy pursuant to our company's group term life program.

Equity Compensation

In accordance with the Company's 2008 Incentive Plan, equity grants to non-employee directors may not exceed 100,000 shares in the aggregate per year. Prior to the decline in our stock price, the practice was to grant each non-employee director restricted stock awards annually with a market value of the underlying shares of $75,000. In 2009, due to the decline in the stock price and the limitations under the 2008 Incentive Plan, the Board was unable to maintain this practice, and in lieu of the annual grant of $75,000 of restricted stock, the Board approved a one-time reduction in the value of the award to $60,000 and changed the form of the award to a mix of cash and equity. As a result, in 2009, each non — employee director received:

- a grant of 5,000 shares of restricted stock, which vests in three equal annual installments and had a market value of $11,625 based on the trailing 30 day average of the closing price of our common stock on the date of the 2009 Annual Meeting of Stockholders; and
- the right to receive a cash payment of $48,375 if the director remains in service through the date of the 2010 Annual Meeting of Stockholders.

If the 2010 Omnibus Incentive Plan is approved by stockholders, the Board plans on resuming its prior practice of granting annual restricted stock awards with a market value of $75,000 in 2010.

In addition, in 2009, the Board maintained its practice of awarding each newly elected non-employee director with an initial grant of $50,000 in the form of restricted stock, which vests equally over five years. As a result, Ms. McGuire received an award of 13,775 shares of restricted stock on May 6, 2009.

The following table provides director compensation information for 2009 for each non-employee member of our Board of Directors.

Name	Fees Earned or Paid in Cash(1)	Stock Awards(2)	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation(3)	Total
Wilbert G. Holliman	$45,000	$20,300	—	—	$ —	$ 65,300
John R. Jordan, Jr.	70,000	20,300	—	—	470	90,770
Ira D. Kaplan	45,000	20,300	—	—	470	65,770
Bob L. Martin	60,000	20,300	—	—	470	80,770
Maureen A. McGuire	45,000	70,303	—	—	470	115,773
Aubrey B. Patterson	70,000	20,300	—	—	470	90,770
Alan G. Schwartz	45,000	20,300	—	—	470	65,770

(1) For 2009, each of our non-employee directors was entitled to receive a $45,000 annual retainer. In addition, our Lead Director, Mr. Patterson, was entitled to receive a $15,000 annual retainer, and each Board committee chair received the following annual retainer: $25,000 to the Audit Committee chair, $15,000 to the Human Resources Committee chair and $10,000 to the Governance and Nominating Committee chair.

(2) This column represents the aggregate grant date fair value of restricted stock awards granted in 2009 in accordance with FASB ASC Topic 718. In 2009, each director received a restricted stock award of 5,000 shares. Ms. McGuire also received a restricted stock award of 13,775 shares in connection with her joining our Board. No restricted stock units or stock options were granted to any of the directors in 2009. The directors held restricted stock awards, restricted stock units and options as of December 31, 2009, as follows: Mr. Holliman, 5,000 restricted stock awards, 5,157 restricted stock units and 343,000 stock options; Mr. Jordan, 5,000 restricted stock awards and 21,087 restricted stock units; Mr. Kaplan, 8,819 restricted stock awards and 5,157 restricted stock units; Mr. Martin, 5,000 restricted stock awards and 21,251 restricted stock units; Ms. McGuire, 18,775 restricted stock awards; Mr. Patterson, 5,000 restricted stock awards and 19,085 restricted stock units; and Mr. Schwartz, 8,819 restricted stock awards and 5,157 restricted stock units.

(3) This column represents company paid life insurance premiums.

Director Stock Ownership Guidelines

Our Board of Directors has established stock ownership guidelines for the non-employee directors. Within four years of joining the Board, the director must own at least 10,000 shares of our common stock. As of December 31, 2009, each director had either satisfied these ownership guidelines or would satisfy these obligations by the end of 2010.

Equity Compensation Plan Information

We currently maintain the 2008 Incentive Plan pursuant to which we may grant equity awards to eligible persons. The 2008 Plan is described more fully below. If stockholders approve the 2010 Omnibus Incentive Plan, no further grants of equity awards will be made under the 2008 Plan.

We will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the grantee under the 2008 Plan. The deduction generally will be allowed for our taxable year in which the grantee recognizes ordinary income.

The following table sets forth aggregate information regarding the shares of common stock that may be issued under our compensation plans as of December 31, 2009, including our 1992 Stock Option Plan, 1999 Long-Term Incentive Plan, 2005 Restricted Stock Plan for Outside Directors and our 2008 Incentive Plan. The table does not include information about the proposed 2010 Omnibus Incentive Plan or the proposed 2010 Employee Stock Purchase Plan described below:

Plan Category	(A) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(B) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(C) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity compensation plans approved by security holders . . .	3,149,613(1)	18.06	1,347,719(2)
Equity compensation plans not approved by security holders	—	—	—
Total	3,149,613(1)	18.06	1,347,719(2)

(1) Consists of 3,072,717 shares of common stock underlying outstanding options granted under our 1992 Stock Option Plan, our 1999 Long-Term Incentive Plan and our 2008 Incentive Plan and 76,896 shares underlying restricted stock units granted under our 2005 Restricted Stock Plan for Outside Directors, all of which vest over a period from 0 to 11 years. The restricted stock units are disregarded for purposes of computing the weighted-average exercise price in column (B) above.

(2) Consists of shares available for grant under the 2008 Incentive Plan.

APPROVAL OF FURNITURE BRANDS INTERNATIONAL, INC. 2010 OMNIBUS INCENTIVE PLAN (Proposal 2)

General

We are asking our stockholders to approve the 2010 Omnibus Incentive Plan (the "2010 Plan") as we believe that approval of the plan is essential to the retention and motivation of our employees.

Our Board of Directors approved the 2010 Omnibus Incentive Plan on February 26, 2010, subject to approval from our stockholders at this meeting. The number of shares reserved for issuance under the 2010 Plan is equal to the sum of 2,000,000 shares of common stock plus the 1,087,386 shares remaining available under our 2008 Incentive Plan (the "2008 Plan") and any shares under the 2008 Plan that subsequently become available as a result of outstanding stock options and restricted stock awards that are forfeited, expired or cancelled. In effect, the shares that are or will become available under our 2008 Plan would be rolled over into the 2010 Plan. Accordingly, no additional awards will be granted under the 2008 Plan if the 2010 Plan is approved by our stockholders.

The 2010 Plan also has several provisions designed to protect stockholder interests and promote effective corporate governance, including a prohibition on grants of discounted options, required minimum vesting periods on restricted stock and restricted stock units subject to minor exceptions, a prohibition on the repricing of stock awards, prohibitions on paying dividends on unearned performance awards, and a requirement prohibiting any material amendments without stockholder approval.

Unless otherwise indicated, properly executed proxies will be voted in favor of Proposal 2 to approve the 2010 Plan.

The Board recommends that stockholders vote "FOR" the approval of the 2010 Omnibus Incentive Plan.

Principles of the Plan

The purpose of the 2010 Plan is to enhance our ability to attract and retain highly qualified officers, directors, key employees, and other persons, and to motivate such persons to serve the company and its affiliates and to expend maximum effort to improve our business results and earnings, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in our operations and future success. To this end, the 2010 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, stock units (including deferred stock units), unrestricted stock, dividend equivalent rights, and cash bonus awards. Any of these awards may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms hereof. Stock options granted under the 2010 Plan may be non-qualified stock options or incentive stock options, as provided herein, except that stock options granted to outside directors and any consultants or advisers providing services to the company or an affiliate shall in all cases be non-qualified stock options.

As of March 1, 2010, options to purchase an aggregate of 2,705,217 shares of our common stock were outstanding under all of our plans with a weighted average exercise price of $17.87 per share and a weighted average remaining life of 5.6 years, 174,719 shares of restricted stock had been granted and were outstanding, and 1,087,386 shares of common stock were available for future grant under our 2008 Plan. In addition, as of March 1, 2010, excluding 2,519,917 restricted stock units that can only be settled in cash and cannot be settled in stock, 76,896 restricted stock units had been granted and were outstanding. Of the 2,956,832 options, shares of restricted stock and restricted stock units that were outstanding as of that date, 2,083,717 options had an exercise price in excess of $5.60, the closing market price of our common stock on March 1, 2010, and only 621,500 options and 82,712 shares of restricted stock and restricted stock units would become available for grant again if forfeited, expired or cancelled. As a result, our Board of Directors, upon the recommendation of the Human Resources Committee, determined that it was in the best interest of our company to approve the 2010 Plan, including the roll over into the 2010 Plan of any shares which are available for future awards under our 2008 Plan, including any future shares that are forfeited, expired or cancelled under our 2008 Plan.

New Plan Benefits

Awards under the 2010 Plan are granted at the discretion of our Human Resources Committee (the "Committee"). Accordingly, in general, future awards under the 2010 Plan are not determinable at this time. As set forth in the table below and as described in the Compensation Discussion and Analysis in this Proxy Statement, the Committee approved the formula for and form of awards to be made to executive officers under the 2010 Plan, subject to stockholder approval.

If our stockholders approve the 2010 Plan, the executives will receive the awards on the date of the Annual Meeting. If our stockholders do not approve the 2010 Plan, the awards will not be made and we will explore other alternatives for providing the executives with compensation having similar value.

As described in the Compensation Discussion and Analysis, the Committee approved the formula for and form of these awards as part of the company's 2010 long-term incentive compensation plan. The grant date target value of the executive officer's award is based on the percentage long-term incentive target set by the Committee, which ranges from 60% to 300% of an executive officer's base salary. Under this plan, executive officers will receive 25% of their long-term incentive target compensation in the form of service-based stock options that vest equally over three years and 75% of their long-term incentive target compensation under the 2010-2012 Performance Share Plan. As described in the table below, the 2010-2012 Performance Share Plan provides for a payout of a combination of performance shares and cash if the company achieves certain three-year return on invested capital goals. The number of stock options and performance shares to be granted under the plan will be determined based on the trailing 90 day average closing price of our common stock prior to the date of the Annual Meeting. Accordingly, the number of options and performance shares to be granted under the plan is not determinable at this time. In addition, the value reflected in the table below is only the target dollar value on the grant date, which is based on the formula set forth in the footnotes to the table, and does not reflect the actual value that the executive may receive if the performance goals are achieved.

2010 Omnibus Incentive Plan

Name and Position	Target Dollar Value on Grant Date($)(1)	Number of Shares
Ralph P. Scozzafava, Chairman and Chief Executive Officer	$2,250,000	(2)
Steven G. Rolls, Chief Financial Officer	618,000	(2)
Jon D. Botsford, Senior Vice President, General Counsel & Secretary	350,000	(2)
Raymond J. Johnson, Senior Vice President- Global Supply Chain	249,000	(2)
Edward D. Teplitz, President- Thomasville & Drexel Heritage	390,000	(2)
Executive Group	5,181,000	(2)
Non-Executive Director Group(3)	525,000	
Non-Executive Officer Employee Group	—	—

(1) This column represents the long-term incentive target of each named executive officer and all executive officers, including the named executive officers, as a group, and represents the value of the stock options, performance shares and cash incentive on the grant date, which will be the date of the Annual Meeting if the stockholders approve the 2010 Plan. This value is based on the percentage long-term incentive target of each executive, which target is subject to downward adjustment in the discretion of the Committee prior to the grant date. This table assumes that on the grant date each of the named executive officer's percentage long-term incentive target is as follows: Mr. Scozzafava, 300% of base salary; Mr. Rolls, 130% of base salary; Mr. Botsford, 100% of base salary; Mr. Johnson, 60% of base salary; and Mr. Teplitz, 100% of base salary.

(2) The table below provides an example of the awards that will be made to executives assuming that the trailing 90 day average closing price of our common stock prior to the grant date is $5.50:

	No. of Stock Options(a)	Value of Stock Options on Grant Date(b)	No. of Performance Shares at Target Value(c)	Value of Performance Shares on Grant Date(d)	Cash Potential at Target Value(c)	Total-Target Dollar Value on Grant Date
Ralph P. Scozzafava	154,533	$562,500	153,409	$843,750	$843,750	$2,250,000
Steven G. Rolls	42,455	154,500	42,136	231,750	231,750	618,000
Jon D. Botsford	24,038	87,500	23,864	131,250	131,250	350,000
Raymond J. Johnson	17,102	62,250	16,977	93,375	93,375	249,000
Edward D. Teplitz	26,786	97,500	26,591	146,250	146,250	390,000

(a) The stock options vest equally over three years commencing on the grant date.

(b) The grant date value of each stock option is $3.64, which equals the grant date fair value using a Black Scholes model with $5.50 assumed as the trailing 90 day average closing price of our stock prior to the grant date.

(c) The performance shares and the cash potential will be paid out upon the achievement of certain three year return on invested capital goals. The plan has a formula that establishes a payout range if and to the extent that return on invested capital goals are met or exceeded. Payouts range from 50% of target value if threshold return on invested capital goals are achieved up to 200% of target value if our performance meets or exceeds the maximum return on invested capital goals. For example, if the threshold return on invested capital target is met, the executive will receive 50% of the target performance shares and 50% of the target cash potential. No awards would be paid if our performance does not meet the minimum threshold.

(d) The grant date value of each performance share is $5.50, which equals the assumed trailing 90 day average closing price of our stock prior to the grant date.

(3) The amount for the Non-Executive Director Group represents the value of the directors' annual equity grant described in Director Compensation above. Since the number of shares to be awarded is based on the market value of our stock on the grant date, the number of shares to be awarded is not determinable at this time.

Description of the Plan

A description of the provisions of the 2010 Plan is set forth below. This summary is qualified in its entirety by the detailed provisions of the 2010 Plan, a copy of which is attached as Appendix A to this Proxy Statement.

Administration. The Human Resources Committee has been delegated the authority to administer the 2010 Plan. Subject to the terms of the 2010 Plan, the Committee may select participants to receive awards, determine the types of awards and terms and conditions of awards, and interpret provisions of the plan. Members of the Committee serve at the pleasure of the Board.

Common Stock Reserved for Issuance under the Plan. The shares of common stock to be issued under the 2010 Plan consists of authorized but unissued shares and treasury shares. Shares currently available under the 2008 Plan and shares covered by outstanding awards under the 2008 Plan that are not purchased or are forfeited or expire, or otherwise terminate without delivery of any shares subject thereto will be available under the 2010 Plan to the extent such shares would again be available for issuance under the 2008 Plan. If any shares covered by an award are not purchased or are forfeited, or if an award otherwise terminates without delivery of any common stock, then the number of shares of common stock counted against the aggregate number of shares available under the 2008 Plan with respect to the award will, to the extent of any such forfeiture or termination, again be available for making awards under the 2010 Plan. Any shares of stock that are subject to awards shall reduce the shares available for grant under the 2010 Plan by one (1) share for each one (1) share subject to such an award.

Eligibility. Awards may be made under the 2010 Plan to employees of, or consultants or advisers (who are natural persons) to, the company or any of our affiliates, including any such employee who is an officer or director of us or of any affiliate, and to any other individual whose participation in the plan is determined to be in the best interests of the company by the Committee. On March 1, 2010, there were approximately 10 executive officers, approximately 8,300 employees and 7 non-employee directors of the company and its subsidiaries who were eligible to participate in the 2010 Plan.

Amendment or Termination of the Plan. The Committee may terminate, suspend or amend the 2010 Plan at any time and for any reason; provided that no action is taken by the Committee or Board without stockholder approval to (i) increase the benefits accrued to participants under the 2010 Plan, (ii) increase the numbers of securities which may be issued under the 2010 Plan (unless in connection with adjustments specified in the 2010 Plan), (iii) modify the requirements for participation in the Plan, or (iv) otherwise implement any amendment required to be approved by stockholders under applicable law, rules or regulation. The 2010 Plan shall terminate in any event ten (10) years after its effective date.

Awards. The Committee may award:

- options to purchase shares of common stock;
- stock appreciation rights ("SARs"), which are a right to receive the excess of the fair market value of one (1) share of stock on the exercise date over the grant price of the SAR, as determined by the Committee;
- restricted stock, which are shares of common stock subject to restrictions;
- unrestricted stock;
- stock units, which are common stock units subject to restrictions;
- dividend equivalent rights, which are rights entitling the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock;
- performance shares, performance units, and long-term and short-term incentive awards, ultimately payable in common stock or cash, as determined by the Committee. The Committee may grant multi-year and annual incentive awards subject to achievement of specified goals tied to business criteria (described below). The Committee may modify, amend or adjust the terms of each award and performance goal. Awards to individuals who are covered under Section 162(m) of the Internal Revenue Code, or who the Committee designates as likely to be covered in the future, will comply with the requirement that payments to such employees qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code to the extent that the Committee so designates. Such employees include the chief executive officer and the three highest compensated executive officers (other than the chief financial officer) determined at the end of each year (the "covered employees");
- cash.

Options. The 2010 Plan permits the granting of options to purchase shares of common stock intended to qualify as incentive stock options under the Internal Revenue Code and stock options that do not qualify as incentive stock options.

The term of each stock option is fixed by the Committee and may not exceed ten (10) years from the date of grant. In the case of certain stockholders that own more than 10% of our common stock who receive incentive stock options, the term may not exceed five (5) years from the grant date. The Committee determines at what time or times each option may be exercised. Unless otherwise provided in the applicable award agreement, the grantee shall have the right to exercise the option for ninety (90) days following termination of the grantee's service, unless terminated for cause, in which case there shall be no post-termination exercise period. Unless otherwise stated in the applicable award agreement, the option shall remain exercisable for twelve (12) months after termination of the grantee's service due to death or disability.

In general, the grantee may pay the option exercise price by cash or cash equivalents. To the extent so provided in the applicable award agreement, the grantee may also pay the option exercise price by tendering shares of common stock, or by means of a broker-assisted cashless exercise.

Stock options granted under the 2010 Plan may not be sold, transferred, pledged or assigned other than by will or under applicable laws of descent and distribution. However, if authorized in the applicable award agreement, a grantee may transfer all or part of a non-qualified stock option for no consideration to certain family members.

Prohibition on Discounted Options. The exercise price of each stock option may not be less than 100% of the fair market value of our common stock on the date of grant. The fair market value is generally determined as the closing price of the common stock on the date of grant or other determination date. In the case of certain stockholders that own more than 10% of our common stock who receive incentive stock options, the exercise price may not be less than 110% of the fair market value of the common stock on the date of grant. An exception to these requirements is made for options that the company grants in substitution for options held by employees of companies that the company acquires. In such a case, the exercise price is adjusted to preserve the economic value of the employee's stock option from his or her former employer.

Vesting of Restricted Stock and Restricted Stock Units. The Committee may make the grant, issuance, retention, and/or vesting of restricted stock and restricted stock units contingent upon continued employment with the company, the passage of time, or such performance criteria and the level of achievement against such criteria as it deems appropriate. Except in the case of death or disability of the participant, or a corporate transaction, vesting of restricted stock and restricted stock units that is contingent upon the achievement of performance objectives must be based on performance over a period of not less than one year, and awards that are contingent upon continued employment or the passage of time cannot vest in less than pro rata installments over three years from the date of grant; provided, however, that up to 10% of the shares reserved for issuance under the 2010 Plan may be granted without being subject to the foregoing restrictions.

Prohibition on Repricing. The 2010 Plan expressly provides that, other than in connection with certain adjustments specified in the 2010 Plan, no amendment or modification may be made to an outstanding option or SAR, including, without limitation, by replacement of options or SARs with cash or other award type, that would be treated as a repricing under the rules of the applicable stock exchange.

Recoupment. If we are required to prepare a material accounting restatement, then the Board shall have the discretion to determine whether any participant shall forfeit any award, in whole or in part, including any cash or shares of stock received in connection with such award (or an amount equal to the fair market value of such stock on the date of delivery if the participant no longer holds the shares of stock) if: (1) the Board or Committee, in their sole discretion, determines that the participant engaged in misconduct relating to such accounting restatement, (2) pursuant to the terms of the award agreement for such award, the amount of the award earned or the vesting in the award was explicitly based on the achievement of pre-established performance goals set forth in the award agreement (including earnings, gains, or other criteria) that are later determined, as a result of the accounting restatement, not to have been achieved, and (3) the award was earned within the three (3) years following the date of the first public issuance or filing with the Securities and Exchange Commission of the financial statements that subsequently required restatement. In determining the amount of forfeiture, the company shall credit the participant with any taxes already paid in connection with such award.

In addition, if, at any time within one year after the date of the exercise of an option or SAR, or payment of a performance award, or on which restricted shares or restricted stock units vest or on which income is realized by a participant in connection with any other award (a "realization event"), the Board determines in its discretion that we have been materially harmed by the participant, whether such harm results in the participant's termination or deemed termination of employment for cause or results from any activity of the participant determined by the Board to be in competition with any activity of the company, or otherwise prejudicial, contrary or harmful to the interests of the company, then any gain realized by the participant from the realization event is required to be paid by the participant to the company upon notice from the company.

Effect of Certain Corporate Transactions. Certain corporate transactions involving us, such as a merger of the company with one or more other companies, may cause awards granted under the 2010 Plan to vest, unless the awards are continued or substituted for in connection with the corporate transaction.

Adjustments. The Committee will make appropriate adjustments in outstanding awards and the number of shares available for issuance under the 2010 Plan, including the individual limitations on awards, to reflect stock splits, recapitalizations and other similar events.

Section 162(m) of the Internal Revenue Code. Section 162(m) of the Internal Revenue Code limits publicly-held companies, including the company, to an annual deduction for federal income tax purposes of $1 million for compensation paid to their covered employees. However, performance-based compensation is excluded from this limitation. The 2010 Plan is designed to permit the Committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m).To qualify as performance-based:

(i) the compensation must be paid solely on account of the attainment of one or more pre-established, objective performance goals;

(ii) the performance goal under which compensation is paid must be established by a Committee comprised solely of two or more directors who qualify as outside directors for purposes of the exception;

(iii) the material terms under which the compensation is to be paid must be disclosed to and subsequently approved by stockholders of the corporation before payment is made in a separate vote; and

(iv) the Committee must certify in writing before payment of the compensation that the performance goals and any other material terms were in fact satisfied.

In the case of compensation attributable to stock options, the performance goal requirement (summarized in (i) above) is deemed satisfied, and the certification requirement (summarized in (iv) above) is inapplicable, if the grant or award is made by the Committee; the plan under which the option is granted states the maximum number of shares with respect to which options may be granted during a specified period to an employee; and under the terms of the option, the amount of compensation is based solely on an increase in the value of the common stock after the date of grant.

Under the 2010 Plan, one or more of the following business criteria, on a consolidated basis, and/or with respect to specified subsidiaries or business units (except with respect to the total stockholder return and earnings per share criteria), are used exclusively by the Committee in establishing performance goals:

- net earnings or net income;
- operating earnings;
- pretax earnings;
- earnings per share;
- share price, including growth measures and total stockholder return;
- earnings before interest and taxes;
- earnings before interest, taxes, depreciation and/or amortization;
- sales or revenue growth, whether in general, by type of product or service, or by type of customer;
- gross or operating margins;
- return measures, including return on assets, capital, investment, equity, sales or revenue;
- cash flow, including operating cash flow, free cash flow, cash flow return on equity and cash flow return on investment;
- productivity ratios;
- expense targets;
- market share;
- financial ratios;
- working capital targets;
- completion of acquisitions of business or companies;
- completion of divestitures and asset sales; and
- any one or a combination of any of the foregoing business criteria.

The Committee may also provide in any award that any evaluation of performance may include or exclude certain events including but not limited to, asset write-downs; litigation judgments or settlements; the effect of changes in tax laws or accounting principles affecting reported results; and any reorganization and restructuring programs.

Under the Internal Revenue Code, a director is an "outside director" of the company if he or she is not a current employee of the company; is not a former employee who receives compensation for prior services (other than under a qualified retirement plan); has not been an officer of the company; and does not receive, directly or indirectly (including amounts paid to an entity that employs the director or in which the director has at least a five percent ownership interest), remuneration from the company in any capacity other than as a director.

The maximum number of shares of common stock subject to options or SARS that can be awarded under the 2010 Plan to any person is four hundred thousand (400,000) per calendar year. The maximum number of shares of common stock that can be awarded under the 2010 Plan to any person, other than pursuant to an option or SARs, is four hundred thousand (400,000) per calendar year. The maximum amount that may be earned as a short-term incentive award or other cash award in any calendar year by any one person is $4,000,000 and the maximum amount that may be earned as a long-term incentive award or other cash award in respect of a performance period exceeding one calendar year by any one person is $7,000,000.

Federal Income Tax Consequences

Incentive Stock Options. The grant of an option will not be a taxable event for the grantee or for the company. A grantee will not recognize taxable income upon exercise of an incentive stock option (except that the alternative minimum tax may apply), and any gain realized upon a disposition of our common stock received pursuant to the exercise of an incentive stock option will be taxed as long-term capital gain if the grantee holds the shares of common stock for at least two years after the date of grant and for one year after the date of exercise (the "holding period requirement"). We will not be entitled to any business expense deduction with respect to the exercise of an incentive stock option, except as discussed below.

For the exercise of an option to qualify for the foregoing tax treatment, the grantee generally must be our employee or an employee of our subsidiary from the date the option is granted through a date within three months before the date of exercise of the option.

If all of the foregoing requirements are met except the holding period requirement mentioned above, the grantee will recognize ordinary income upon the disposition of the common stock in an amount generally equal to the excess of the fair market value of the common stock at the time the option was exercised over the option exercise price (but not in excess of the gain realized on the sale). The balance of the realized gain, if any, will be capital gain. We will be allowed a business expense deduction to the extent the grantee recognizes ordinary income, subject to our compliance with Section 162(m) of the Internal Revenue Code and to certain reporting requirements.

Non-Qualified Options. The grant of an option will not be a taxable event for the grantee or the company. Upon exercising a non-qualified option, a grantee will recognize ordinary income in an amount equal to the difference between the exercise price and the fair market value of the common stock on the date of exercise. Upon a subsequent sale or exchange of shares acquired pursuant to the exercise of a non-qualified option, the grantee will have taxable capital gain or loss, measured by the difference between the amount realized on the disposition and the tax basis of the shares of common stock (generally, the amount paid for the shares plus the amount treated as ordinary income at the time the option was exercised).

If we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Internal Revenue Code, we will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

A grantee who has transferred a non-qualified stock option to a family member by gift will realize taxable income at the time the non-qualified stock option is exercised by the family member. The grantee will be subject to withholding of income and employment taxes at that time. The family member's tax basis in the shares of common stock will be the fair market value of the shares of common stock on the date the option is exercised. The transfer of vested non-qualified stock options will be treated as a completed gift for gift and estate tax purposes. Once the gift is completed, neither the transferred options nor the shares acquired on exercise of the transferred options will be includable in the grantee's estate for estate tax purposes.

In the event a grantee transfers a non-qualified stock option to his or her ex-spouse incident to the grantee's divorce, neither the grantee nor the ex-spouse will recognize any taxable income at the time of the transfer. In general, a transfer is made "incident to divorce" if the transfer occurs within one year after the marriage ends or if it is related to the end of the marriage (for example, if the transfer is made pursuant to a divorce order or settlement agreement). Upon the subsequent exercise of such option by the ex-spouse, the ex-spouse will recognize taxable income in an amount equal to the difference between the exercise price and the fair market value of the shares of common stock at the time of exercise. Any distribution to the ex-spouse as a result of the exercise of the option will be subject to employment and income tax withholding at this time.

Restricted Stock. A grantee who is awarded restricted stock will not recognize any taxable income for federal income tax purposes in the year of the award, provided that the shares of common stock are subject to restrictions (that is, the restricted stock is nontransferable and subject to a substantial risk of forfeiture). However, the grantee may elect under Section 83(b) of the Internal Revenue Code to recognize compensation income in the year of the award in an amount equal to the fair market value of the common stock on the date of the award (less the purchase price, if any), determined without regard to the restrictions. If the grantee does not make such a Section 83(b) election, the fair market value of the common stock on the date the restrictions lapse (less the purchase price, if any) will be treated as compensation income to the grantee and will be taxable in the year the restrictions lapse and dividends paid while the common stock is subject to restrictions will be subject to withholding taxes. If we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Internal Revenue Code, we will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Stock Units. There are no immediate tax consequences of receiving an award of stock units under the 2010 Plan. A grantee who is awarded stock units will be required to recognize ordinary income in an amount equal to the fair market value of shares issued to such grantee at the end of the restriction period or, if later, the payment date. If we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Internal Revenue Code, we will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Dividend Equivalent Rights. Participants who receive dividend equivalent rights will be required to recognize ordinary income in an amount distributed to the grantee pursuant to the award. If we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Internal Revenue Code, we will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Stock Appreciation Rights. There are no immediate tax consequences of receiving an award of SARs that is settled in common stock under the 2010 Plan. Upon exercising a SAR that is settled in common stock, a grantee will recognize ordinary income in an amount equal to the difference between the exercise price and the fair market value of the common stock on the date of exercise. The company does not currently intend to grant cash-settled SARs. If we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Internal Revenue Code, we will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Performance and Annual Incentive Awards. The award of a performance or annual incentive award will have no federal income tax consequences for us or for the grantee. The payment of the award is taxable to a grantee as ordinary income. If we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Internal Revenue Code, we will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Unrestricted Common Stock. Participants who are awarded unrestricted common stock will be required to recognize ordinary income in an amount equal to the fair market value of the shares of common stock on the date of the award, reduced by the amount, if any, paid for such shares. If we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Internal Revenue Code, we will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Section 280(G). To the extent payments which are contingent on a change in control are determined to exceed certain limitations under the Internal Revenue Code, they may be subject to a 20% nondeductible excise tax and the company's deduction with respect to the associated compensation expense may be disallowed in whole or in part.

Section 409A. The company intends for awards granted under the plan to comply with Section 409A of the Internal Revenue Code. To the extent a grantee would be subject to the additional 20% excise tax imposed on certain nonqualified deferred compensation plans as a result of a provision of an award under the plan, the provision will be deemed amended to the minimum extent necessary to avoid application of the 20% excise tax.

APPROVAL OF THE FURNITURE BRANDS INTERNATIONAL, INC. 2010 EMPLOYEE STOCK PURCHASE PLAN (Proposal 3)

General

Our Board of Directors approved the company's 2010 Employee Stock Purchase Plan on February 26, 2010, subject to approval of our stockholders at this meeting. We are asking our stockholders to approve the 2010 Employee Stock Purchase Plan as we believe the plan will be a valuable tool in motivating our employees. The purpose of the 2010 Employee Stock Purchase Plan is to enable our eligible employees, through payroll deductions or cash contributions, to purchase shares of our common stock, to increase the employees' interest in our growth and success and encourage employees to remain in our employment.

There are currently no participants in the 2010 Employee Stock Purchase Plan. Because participation in the 2010 Employee Stock Purchase Plan is subject to the discretion of each eligible employee and the amounts received by participants under the plan are subject to the fair market value of our common stock on future dates, the benefits or amounts that will be received by any participant or groups of participants if the 2010 Employee Stock Purchase Plan is approved are not currently determinable. On March 1, 2010, there were approximately 10 executive officers and approximately 6,300 employees of the company and its subsidiaries who were eligible to participate in the 2010 Employee Stock Purchase Plan.

Unless otherwise indicated, properly executed proxies will be voted in favor of Proposal 3 to approve the 2010 Employee Stock Purchase Plan.

The Board of Directors recommends that stockholders vote "FOR" the approval of the 2010 Employee Stock Purchase Plan.

Description of the Plan

A description of the 2010 Employee Stock Purchase Plan is set forth below. This summary is qualified in its entirety by the detailed provisions of the 2010 Employee Stock Purchase Plan, a copy of which is attached as Appendix B to this Proxy Statement.

1,500,000 shares of common stock are available for purchase by eligible employees of the company or any of its subsidiaries. The shares of common stock issuable under the 2010 Employee Stock Purchase Plan may be authorized but unissued shares, treasury shares, or shares purchased on the open market.

The 2010 Employee Stock Purchase Plan permits eligible employees to elect to have a portion of their pay deducted by the company or to make periodic cash payments, if authorized by the Human Resources Committee (the "Committee"), to purchase shares of our common stock. In the event there is any increase or decrease in common stock without receipt of consideration by the company (for instance, by a recapitalization or stock split), there shall be a proportionate adjustment to the number and kinds of shares that may be purchased under the 2010 Employee Stock Purchase Plan. We will determine the length and duration of the periods during which payroll deductions or other cash payments will be accumulated to purchase shares of common stock. This period is known as the offering period. The first offering period is expected to begin July 1, 2010.

Administration. The 2010 Employee Stock Purchase Plan will be administered by the Committee. The Committee has the authority to interpret the 2010 Employee Stock Purchase Plan, to prescribe, amend and rescind rules relating to it, and to make all other determinations necessary or advisable in administering the 2010 Employee Stock Purchase Plan. All of the Committee's determinations will be final and binding.

Eligibility. Any employee of the company or its subsidiaries may participate in the 2010 Employee Stock Purchase Plan, except the following, who are ineligible to participate: (i) an employee whose customary employment is less than 20 hours per week; and (ii) an employee who, after exercising his or her rights to purchase stock under the 2010 Employee Stock Purchase Plan, would own stock (including stock that may be acquired under any outstanding options) representing five percent or more of the total combined voting power of all classes of stock of the company. An employee must be employed on the last day of the offering period in order to acquire stock under the 2010 Employee Stock Purchase Plan unless the employee has retired, died or become disabled, been laid off, discharged without cause, or is on an approved leave of absence.

Participation Election. An eligible employee may become a participant in the 2010 Employee Stock Purchase Plan by completing an election to participate in the 2010 Employee Stock Purchase Plan on a form provided by the company and submitting that form to the company's payroll department. The form will authorize us to have deductions made from pay on each pay day following enrollment in the 2010 Employee Stock Purchase Plan, or if authorized by the Committee, by providing other cash contributions. The deductions or contributions will be credited to the employee's account under the 2010 Employee Stock Purchase Plan. An employee may not during any offering period increase his or her percentage of payroll deduction or contribution for that offering period, nor may an employee withdraw any contributed funds other than by terminating participation in the 2010 Employee Stock Purchase Plan (as described below). A participating employee may decrease his or her rate of contribution once during a purchase period (but not below $10.00 per pay period), or may increase or decrease his or her rate of contribution to take effect on the first day of the next offering period, by delivering to the company a new form regarding election to participate in the 2010 Employee Stock Purchase Plan. A participating employee may terminate payroll deductions or contributions at any time.

Optional Purchase Periods. We may, but are not required to, permit periodic purchases of stock within a single offering period. The periods during which payroll deductions are accumulated for these purchases are referred to as purchase periods.

Purchase Price. Rights to purchase shares of our common stock will be deemed granted to participating employees as of the first trading day of each offering period. The purchase price for each share (the "Purchase Price") will be set by the Committee. The Purchase Price for an offering period may not be less than 85% of the fair market value of our common stock on the first trading day of the offering period or the day on which the shares are purchased (the "Purchase Date"), whichever is lower, and in no event may the Purchase Price be less than the par value of the common stock.

Purchase Limit. No employee may purchase common stock in any calendar year or in any offering period under the 2010 Employee Stock Purchase Plan and all other "employee stock purchase plans" of the company and its subsidiaries having an aggregate fair market value in excess of $25,000, determined as of the first trading date of the offering period. The Committee may also, prior to the start of an offering period, impose an additional limitation on the number or value of shares of common stock an employee may purchase during an offering period.

Purchase of Common Stock. On the Purchase Date, a participating employee will be credited with the number of whole shares of common stock purchased under the 2010 Employee Stock Purchase Plan for such period. Common stock purchased under the 2010 Employee Stock Purchase Plan will be held in the custody of an agent designated by the company. The agent may hold the common stock purchased under the 2010 Employee Stock Purchase Plan in stock certificates in nominee names and may commingle shares held in its custody in a single account or stock certificate, without identification as to individual employees. Subject to any additional restrictions imposed by the Committee in its discretion, an employee may, at any time following his or her purchase of shares under the 2010 Employee Stock Purchase Plan, by written notice instruct the agent to have all or part of such shares reissued in the employee's own name and have the stock certificate delivered to the employee. The Committee may also elect to impose a holding period requirement of up to two years from the Purchase Date for shares of common stock purchased by participating employees under the 2010 Employee Stock Purchase Plan.

If in any purchase period the number of unsold shares that may be made available for purchase under the 2010 Employee Stock Purchase Plan is insufficient to permit eligible employees to exercise their rights to purchase shares, a participation adjustment will be made, and the number of shares purchasable by all participating employees will be reduced proportionately. Any funds then remaining in a participating employee's account after such exercise will be refunded to the employee.

Termination of Participation. A participating employee will be refunded all monies in his or her account, and his or her participation in the 2010 Employee Stock Purchase Plan will be terminated, if: (i) the employee ceases to be eligible to participate in the 2010 Employee Stock Purchase Plan, or (ii) the employee either voluntarily leaves the employ of the company or a participating affiliate, other than by retirement, or is discharged for cause prior to the Purchase Date. A participating employee's participation in the 2010 Employee Stock Purchase Plan will also terminate in the event that the Board of Directors elects to terminate the plan; provided that termination of the plan will not impair the vested rights of the participant.

If a participating employee elects to terminate participation in the 2010 Employee Stock Purchase Plan, terminates participation because of his or her retirement or death, or terminates participation because of an involuntary termination of employment without cause, the employee (or his or her representative in the event of death) can choose to either: (i) purchase common stock on the Purchase Date with the amounts then accumulated in his or her account or (ii) have all monies in his or her account refunded.

Lay-off, Authorized Leave of Absence or Disability. Payroll deductions may be suspended for a participating employee during any period of absence of the employee from work due to lay-off, authorized leave of absence or disability or, if the employee so elects, periodic payments to the 2010 Employee Stock Purchase Plan by the employee may continue to be made in cash. If the participating employee returns to active service prior to the Purchase Date, the employee's payroll deductions will be resumed. If the employee did not make periodic cash payments during the employee's period of absence, the employee may elect to either: (i) make up any deficiency in the employee's account resulting from a suspension of payroll deductions by an immediate cash payment; (ii) not to make up the deficiency in his or her account, in which event the number of shares to be purchased by the employee will be reduced to the number of whole shares which may be purchased with the amount, if any, credited to the employee's account on the Purchase Date; or (iii) withdraw the amount in the employee's account and terminate the employee's option to purchase. If a participating employee's period of lay-off, authorized leave of absence or disability terminates on or before the Purchase Date, and the employee has not resumed active employment with the company or a participating affiliate, the employee will receive a distribution of his or her account.

Transferability of Shares. No participating employee may assign his or her rights to purchase shares of common stock under the 2010 Employee Stock Purchase Plan, whether voluntarily, by operation of law or otherwise. Any payment of cash or issuance of shares of common stock under the 2010 Employee Stock Purchase Plan may be made only to the participating employee (or, in the event of the employee's death, to the employee's estate).

Amendment of Plan. The Board of Directors may, at any time, amend the 2010 Employee Stock Purchase Plan in any respect; provided, however, that without stockholder approval, no amendment shall be made (i) increasing the number of shares that may be made available for purchase under the 2010 Employee Stock Purchase Plan or (ii) changing the eligibility requirements for participating in the 2010 Employee Stock

Purchase Plan. No amendment may be made to the 2010 Employee Stock Purchase Plan that impairs the vested rights of participating employees.

Termination of Plan. The Board of Directors may terminate the 2010 Employee Stock Purchase Plan at any time and for any reason or for no reason, provided that such termination shall not impair any rights of participants that have vested at the time of termination. In any event, the 2010 Employee Stock Purchase Plan shall, without further action of the Board of Directors, terminate at the earlier of (i) ten (10) years after adoption of the 2010 Employee Stock Purchase Plan by the Board of Directors and (ii) such time as all shares of common stock that may be made available for purchase under the 2010 Employee Stock Purchase Plan have been issued.

Reorganizations. Upon any dissolution or liquidation of the company, or upon a merger, consolidation or reorganization of the company with one or more other corporations in which the company is not the surviving corporation, or upon a sale of assets of the company or any other transaction approved by the Board resulting in any person or entity owning more than 80 percent of the combined voting power of all classes of stock of the company, the 2010 Employee Stock Purchase Plan and all rights outstanding shall terminate, except to the extent provision is made in writing in connection with such transaction for the continuation or assumption of the 2010 Employee Stock Purchase Plan, or for the substitution of the rights under the 2010 Employee Stock Purchase Plan with rights covering the stock of the successor corporation.

No Employment Rights. Neither the 2010 Employee Stock Purchase Plan nor any right to purchase common stock under the 2010 Employee Stock Purchase Plan confers upon any employee any right to continued employment with the company or a participating affiliate.

Federal Income Tax Consequences

The 2010 Employee Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. Amounts withheld from pay under the 2010 Employee Stock Purchase Plan are taxable income to participating employees in the year in which the amounts otherwise would have been received, but the participating employees will not be required to recognize additional income for federal income tax purposes either at the time the employee is deemed to have been granted a right to purchase common stock (on the first day of an offering period) or when the right to purchase common stock is exercised (on the last day of the purchase period).

If the participating employee holds the common stock purchased under the 2010 Employee Stock Purchase Plan for at least two years after the first day of the offering period in which the common stock was acquired (the "Grant Date") and for at least one year after the common stock is purchased, when the participating employee disposes of the common stock, he or she will recognize as ordinary income an amount equal to the lesser of:

- the excess of the fair market value of the common stock on the date of disposition over the price paid for the common stock; or
- the fair market value of the common stock on the Grant Date multiplied by the discount percentage for stock purchases under the 2010 Employee Stock Purchase Plan. The discount percentage will range from zero to fifteen percent.

If the participating employee disposes of the common stock within two years after the Grant Date or within one year after the common stock is purchased, he or she will recognize ordinary income equal to the fair market value of the common stock on the last day of the purchase period in which the common stock was acquired less the amount paid for the common stock. The ordinary income recognition pertains to any disposition of common stock acquired under the 2010 Employee Stock Purchase Plan (such as by sale, exchange or gift).

Upon disposition of the common stock acquired under the 2010 Employee Stock Purchase Plan, any gain realized in excess of the amount reported as ordinary income will be reportable by the participating employee as a capital gain, and any loss will be reportable as a capital loss. Amounts required to be reported as ordinary income on the disposition of the common stock may be added to the purchase price in determining any remaining capital gain or loss. Capital gain or loss will be long-term if the employee has satisfied the two-year holding period requirement described above or, in any event, if the employee has held the common stock for at least one year. Otherwise, the capital gain or loss will be short-term.

If the participating employee satisfies the two-year holding period for common stock purchased under the 2010 Employee Stock Purchase Plan, the company will not receive any deduction for federal income tax purposes with respect to that common stock or the right under which it was purchased. If the employee does not satisfy the two-year holding period, the company will be entitled to a deduction in any amount equal to the amount that is considered ordinary income. Otherwise, the 2010 Employee Stock Purchase Plan has no tax effect on the company.

The foregoing tax discussion is a general description of certain expected federal income tax results under current law. No attempt has been made to address any state and local, foreign or estate and gift tax consequences that may arise in connection with participation in the 2010 Employee Stock Purchase Plan.

RATIFICATION OF THE APPROVAL OF THE FURNITURE BRANDS INTERNATIONAL, INC. AMENDED AND RESTATED STOCKHOLDERS RIGHTS PLAN (Proposal 4)

General

Our Board of Directors is asking our stockholders to ratify the Board's approval of the Amended and Restated Stockholders Rights Agreement adopted by the Board on February 26, 2010 (the "Rights Agreement"). Our Bylaws, other governing documents and applicable law do not require stockholder ratification of our adoption of the Rights Agreement. However, we consider a proposal for stockholders to ratify the adoption of the Rights Agreement to be an important opportunity for our stockholders to provide direct feedback to us on an important issue of corporate governance. If our stockholders do not ratify the adoption of the Rights Agreement, the Board will consider whether or not to terminate the Rights Agreement by redeeming the Rights (as defined below) or otherwise. But, because the Board owes fiduciary duties to all stockholders, it must make an independent decision in the exercise of its fiduciary duties whether it is in the best interests of the company and all of our stockholders to terminate the Rights Agreement, and may not rely solely on the stockholder vote in making this decision. Accordingly, the Board may decide that its fiduciary duties require it to leave the Rights Agreement in place notwithstanding the failure of stockholders to ratify its adoption. Likewise, even if the adoption of the Rights Agreement is ratified by stockholders, the Board may at any time during the term of the Rights Agreement determine, in the exercise of its fiduciary duties, that the Rights Agreement should be terminated.

Unless otherwise indicated, properly executed proxies will be voted in favor of Proposal 4 to ratify the approval of the Rights Agreement.

The Board of Directors recommends a vote "FOR" the ratification of the approval of the Amended and Restated Stockholders Rights Agreement.

Reasons for the Rights Agreement

The Rights Agreement is a dual-trigger agreement meaning it is designed to reduce the risk of limitation of our net operating loss carryforwards and certain other tax benefits or attributes under Section 382 of the Internal Revenue Code and under similar state statutes (the "NOLs"), and is also designed to protect our stockholders against potential acquirers who may pursue coercive or unfair tactics aimed at gaining control of the company without paying all stockholders a full and fair price.

Our Board adopted the Rights Agreement and believes that it is in the best interests of our stockholders for several reasons:

- *Protection of our NOLs.* Under Section 382 of the Internal Revenue Code and similar state statutes, the benefit of our NOLs could be significantly delayed, reduced or eliminated if we were to experience an "ownership change" as defined in regulations. In general, an "ownership change" will occur if there is a cumulative change in our ownership by "5-percent shareholders" (as defined under U.S. income tax laws) that exceeds 50 percent over a rolling three-year period. The Rights Agreement is designed to reduce the likelihood that we will experience an ownership change by (i) discouraging any person or group from becoming a "5-percent shareholder" and (ii) discouraging any existing "5-percent shareholder" from acquiring more than a specified number of additional shares of our common stock. There is no guarantee, however, that the Rights Agreement will prevent our company from experiencing an ownership change. At December 31, 2009, we had net operating losses for federal and state income tax purposes with a cash value of approximately $31.1 million. However, because the amount and timing of our future taxable income, if any, cannot be accurately predicted, we cannot estimate the exact amount of NOLs that can ultimately be used to reduce our income tax liability. We believe, however, that despite not being able to quantify an exact value, the NOLs are a very valuable asset and our Board of Directors believes it is in our best interests to attempt to deter the imposition of limitations on their use by adopting the Rights Agreement. For example, if we were to have taxable federal and state income in 2010 of $50 million, we would be able to reduce our income tax liability by $19 million, for a cash savings of $19 million. Given that at December 31, 2009, we had $83.9 million of cash and cash equivalents, $95.0 million of debt outstanding, and excess availability to borrow up to an additional $16.9 million under the terms of our credit facility, our Board of Directors believes that the NOLs are a valuable asset that need to be protected as such amounts could be used for a variety of corporate purposes, including working capital requirements and reduction of our pension funding obligations.

- *Encourages Good Faith Negotiation.* The Rights Agreement induces potential acquirers to negotiate in good faith with our Board and thereby strengthens our Board's bargaining position for the benefit of all stockholders by providing the Board with the opportunity and flexibility to (i) determine whether any proposed transaction is in the best interests of all of our stockholders; (ii) attempt to negotiate better terms for any such transaction that, if accepted, would result in a transaction that the Board determines to be in the best interests of our stockholders; (iii) achieve a fair price for our stockholders that is consistent with the intrinsic value of our company; (iv) reject any transaction that our Board determines to be inadequate; and (v) consider alternative transactions and opportunities. The existence of the Rights Agreement does not diminish the responsibility of our Board to consider acquisition proposals in a manner consistent with the Board's fiduciary duties to stockholders.

- *Better Ability to Respond to Unsolicited Proposals.* The Rights Agreement enables our Board, as elected representatives of the stockholders, to respond better to an unsolicited acquisition proposal. It is also intended to ensure that all of our stockholders are treated fairly in an acquisition of the company. The Rights Agreement does not prevent parties from making an unsolicited offer for, or acquisition of our company at, a full and fair price and on fair terms. It does, however, give the Board the ability to defend stockholders against abusive or coercive tactics that could be used to gain control of our company without paying stockholders a fair price for their shares, including a partial or two-tier tender offer that fails to treat all stockholders equally.

- *Independent Board; Absence of Certain Other Anti-takeover Devices.* Currently, the majority of the members of the Board of Directors are independent, and we do not have many of the takeover defenses frequently employed by other companies. Specifically, we do not have a classified board and we permit stockholders to call special meetings.

- *Stockholder-Friendly Terms.* The Rights Agreement has a 20% "trigger" for purposes of the hostile take-over provisions of the Rights Agreement; a term expiring on July 30, 2012; a provision that provides that the Board will amend the Rights Agreement to remove all provisions related to the protection of our NOLs if the NOLs may no longer be carried forward to offset tax liability; no "deadhand," "slow-hand," "no-hand" or other features that limit the ability of a future board to redeem the Rights; and other stockholder-friendly terms described below, including the ability of stockholders to vote to rescind the plan if a "qualified offer" is received.

Our Net Operating Losses

On August 3, 2009, the date the Board originally adopted the Rights Agreement, we had estimated that we would have approximately $100 million of NOLs at year end. However, due to tax legislation enacted in November 2009 that allowed us to carryback some of these losses, at December 31, 2009, we had reduced our NOLs and had net operating losses for federal and state income tax purposes with a cash value of approximately $31.1 million. While these NOLs have been reduced, our Board of Directors believes that the NOLs are a valuable asset that need to be protected until such time that the NOLs may no longer be used to offset future tax liability.

A corporation that experiences an ownership change under Section 382 of the Internal Revenue Code and similar state statutes will generally be subject to an annual limitation on certain of its pre-ownership change tax assets equal to the value of the corporation immediately before the ownership change, multiplied by the long-term tax-exempt rate (subject to certain adjustments); provided that the annual limitation would be increased each year to the extent that there is an unused limitation in a prior year. The annual limitation calculation on the use of our NOLs generally depends on the value of our common stock at the time of the ownership change. This means that if an ownership change occurs, the lower the market price of our common stock at the time, the lower the NOL limit and the greater the risk of our being subject to a material annual NOL limitation.

If, following an ownership change, we were to have taxable income in excess of the NOL limitations, we would not be able to offset the excess income with NOLs, thereby resulting in current cash taxes. Although any loss carryforwards not used as a result of any Section 382 or similar state limitations would remain available to offset income in future years (again, subject to the Section 382 and applicable state limitation) until our NOLs expire over the next 11 to 18 years, any ownership change could significantly defer the utilization of the loss carryforwards and accelerate payment of federal and state income tax and cause some of the NOLs to expire unused. Because the aggregate value of our outstanding common stock and the long-term tax-exempt interest rate fluctuate, it is impossible to predict with any accuracy the annual limitation upon the amount of our taxable income that could be offset by such loss carryforwards were an ownership change to occur in the future, but such limitation could be material. To the extent that we are unable to offset taxable income with NOLs, we would have less cash available for other corporate purposes including investing in growth.

Currently, we do not believe that we have experienced an "ownership change," but calculating whether an "ownership change" has occurred is subject to inherent uncertainty due to the complexity of Section 382 and the limited knowledge that a publicly traded company can have about the ownership of and transactions in its securities. We retained advisors to analyze all available information to determine the likelihood that we may experience an "ownership change," and in light of this analysis and our current stock price, we concluded that if we were to take no action, we would run a serious risk of experiencing an "ownership change" under Section 382.

After giving careful consideration to this issue, including an analysis of the value of the NOLs and the likelihood of an ownership change occurring, our Board of Directors concluded that the Rights Agreement is in the best interests of our company and its stockholders.

Description of the Rights Agreement

The following is a summary of certain material terms of the Rights Agreement. A copy of the Rights Agreement is set forth in Appendix C to this Proxy Statement, and this discussion is qualified in its entirety by reference to Appendix C. All terms not defined below have the meanings given to them in the Rights Agreement.

The Rights. Under the Rights Agreement, from and after the record date of August 13, 2009, each share of common stock carries with it one preferred share purchase right (a "Right"), until the Distribution Date or earlier expiration of the Rights, as described below. Each Right will allow its holder to purchase from us one one-thousandth of a share of Series B Junior Participating Preferred Stock, no par value (the "Series B Preferred Stock"), at a purchase price of $20.00 per one one-thousandth of a share, subject to adjustment (the "Purchase Price"). Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Initially, the Rights are attached to all certificates representing shares of our outstanding common stock, and no separate Rights Certificates have been distributed. The Rights will separate from the shares of common stock and the "*Distribution Date*" will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons has become an "*Acquiring Person*" or (ii) 10 business days (or such later date as may be determined by the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of a tender or exchange offer that would result in a person or group beneficially owning an aggregate of 4.75% or more of all of our then outstanding shares of common stock. Any Rights held by an Acquiring Person are void and may not be exercised. After the Distribution Date, all holders of Rights except the Acquiring Person may, for payment of the Purchase Price, purchase shares of common stock with a market value of twice the Purchase Price. Until the Distribution Date, the Rights will be evidenced by the balances indicated in the book entry account system of our transfer agent, or in the case of certificated shares, by common stock certificates, and will be transferred with and only with the underlying shares of common stock, and any transfer of shares of common stock will constitute a transfer of Rights.

An "*Acquiring Person*" means a person or group of affiliated or associated persons that has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 4.75% or more of our outstanding shares of common stock. The following, however, are not Acquiring Persons: (A) our company, its subsidiaries, any of our employee benefit plans, or any entity holding shares of our common stock pursuant to the terms of any such plan; or (B) an "*Exempt Person*" (as described below and defined in the Rights Agreement). Moreover, no person or affiliated persons will be deemed to be an Acquiring Person as a result of the following: (1) an acquisition of common stock by the company, which, by reducing the number of shares of common stock outstanding, increases the percentage of the shares of common stock that such person, or group of affiliated or associated persons, beneficially owns to 4.75% or more of the shares of our common stock then outstanding, (2) the grant of any equity compensation award to a director, officer, employee, or agent of the company, or any adjustment to the number of shares of our common stock represented by such equity compensation award pursuant to the terms thereof, (3) any unilateral grant of any security by the company to such person, or (4) an "*Exempt Transaction*" (as described below and defined in the Rights Agreement). Notwithstanding the foregoing, a person or group of affiliated or associated persons, who would be considered an Acquiring Person but for the exceptions in (1) through (4) in the foregoing sentence, will nonetheless be considered an Acquiring Person if such person or group continues to hold 4.75% or more of the shares of our outstanding common stock and becomes the beneficial owner of additional shares of our common stock, subject to certain exceptions described in the Rights Agreement. Moreover, if our Board determines that a person, or group of affiliated persons, who would otherwise be an Acquiring Person, has become so inadvertently (either because such person, or group of persons, was unaware that it beneficially owned the requisite percentage of our outstanding common stock or because it had no actual knowledge of the consequences of such beneficial ownership under the Rights Agreement), and such person or group promptly divests a sufficient number of shares of common stock so that it would no longer be an Acquiring Person, then such person or group shall not be deemed to be or to have become an Acquiring Person for any purposes of the Rights Agreement.

An "*Exempt Person*" is a person, or group of affiliated or associated persons, who (1) beneficially owns 4.75% or more of the shares of our outstanding common stock on the date our Board declares the distribution of Rights to holders of the common stock, provided, however, that such person or persons will no longer be an Exempt Person if such person or persons (a) acquires beneficial ownership of additional securities representing 0.5% or more of the shares of common stock then outstanding, or (b) acquires beneficial ownership of additional securities, and upon such acquisition, becomes, together with all affiliated or associated persons, the beneficial owner of 20% or more of the shares of common stock then outstanding, subject to certain exceptions described in the Rights Agreement; or (2) beneficially owns 4.75% or more, but less than 20%, of the shares of our outstanding common stock, and whose beneficial ownership of 4.75% or more of the shares of the common stock then outstanding, our Board determines would not endanger the availability of our NOLs, subject to certain exceptions described in the Rights Agreement.

An "*Exempt Transaction*" is a transaction that our Board determines should not cause a person or group of affiliated or associated persons to become an Acquiring Person, except that the Board may not determine that any transaction that results in a person or group of affiliated or associated persons beneficially owning 20% or more of the shares of our common stock is an Exempt Transaction.

Expiration. The Rights will expire on July 30, 2012 unless earlier redeemed or exchanged by us as described below.

Exchange. After the Distribution Date, our Board may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person. This would have an impact similar to the issuance of a one-for-one common stock dividend to all stockholders other than the Acquiring Person.

Redemption. Our Board may redeem the Rights for $.001 per Right at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.001 per Right. The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.

Adjustments. The Board may adjust the Purchase Price, the number of Series B Preferred Stock issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Series B Preferred Stock or common stock, or that may occur as a result of the holders of Series B Preferred Stock being granted certain rights or warrants to subscribe for Series B Preferred Stock or convertible securities at less than the current market price of the Series B Preferred Stock, or as a result of the distribution to the holders of the Series B Preferred Stock of evidences of indebtedness, cash or assets or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.

Qualified Offer. Between 90 and 120 days after the commencement of a Qualified Offer (as such term is defined in the Rights Agreement), the holders of 10% or more of our common stock then outstanding (excluding common stock beneficially owned by the person making the Qualified Offer and such person's affiliates and associates) may, by notice require the company to call a special meeting of the stockholders to vote on a resolution authorizing the redemption of all, but not less than all, of the then outstanding Rights at the redemption price. The Rights will be automatically redeemed if the special meeting is not held within 90 days of receipt of notice or if such meeting is held and the holders of a majority of the outstanding common stock (excluding common stock beneficially owned by the person making the Qualified Offer and such person's affiliates and associates) vote in favor of the redemption of the Rights, in each case as long as at such time no person has become an Acquiring Person and as long as the Qualified Offer continues to be a Qualified Offer prior to the last day of the period in which the special meeting of the stockholders must be held.

Amendments. The terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights in order to cure any ambiguity, defect, inconsistency or to make any other changes that the Board may deem necessary or desirable; provided that any amendment that extends the expiration date of the Rights Agreement must be submitted for ratification by our stockholders within 1 year of the adoption of such amendment and the Board may not supplement or amend the provisions of the Rights Agreement that relate to a qualified offer without stockholder approval. After a person or group becomes an Acquiring Person, the Board may not amend the agreement in a way that adversely affects holders of the Rights other than the interest of an Acquiring Person. In addition, the Board will amend the Rights Agreement to remove the provisions related to the NOLs, including among other things the 4.75% "trigger", if Section 382 of the Internal Revenue Code is repealed and the Board determines that the Rights Agreement is no longer necessary to protect the NOLs or if the NOLs may no longer be carried forward to offset future tax liability.

AUDIT COMMITTEE MATTERS

Audit Committee Report for 2009

In accordance with its written charter adopted by the Board of Directors, the Audit Committee of the Board assists the Board in fulfilling its responsibility for oversight of the quality and integrity of our financial statements and our internal controls. The Audit Committee, in its oversight role, has reviewed and discussed our audited financials for the year ended December 31, 2009, with our management. The Audit Committee has discussed with our internal auditors and KPMG LLP, our independent registered public accounting firm during fiscal year 2009, separately and together, the matters required to be discussed by the statement on Auditing Standards No. 61 (AICPA, Professional Standards, Vol. 1. AU section 380) as adopted by the Public Company Accounting Oversight Board (PCAOB) in Rule 3200T, as may be modified or supplemented. The Audit Committee has received the written disclosures and the letter from KPMG LLP required by applicable requirements of the PCAOB regarding KPMG LLP's communications with the Audit Committee concerning independence and has discussed with KPMG LLP its independence. Based on the review and discussions described above, the Audit Committee recommended to the Board of Directors that our audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Submitted by the Audit Committee,
John R. Jordan, Jr. (Chairman)
Ira D. Kaplan
Bob L. Martin

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Proposal 5)

The Audit Committee of the Board of Directors has appointed the firm of KPMG LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2010, subject to ratification of this appointment by our stockholders. KPMG LLP audited our financial statements and the effectiveness of our internal control over financial reporting as of, and for the years ended, December 31, 2009 and 2008. KPMG LLP has advised us that neither it nor any of its members has any direct or material indirect financial interest in our company.

For the fiscal years ended December 31, 2009 and 2008, we paid (or will pay) the following fees to KPMG LLP for services rendered during the year or for the audit in respect of those years:

($ in thousands)	Year Ended December 31	
	2009	2008
Audit Fees(1)	$1,484	$1,483
Audit-Related Fees(2)	—	3
Total Audit and Audit-Related Fees	1,484	1,486
Tax Fees(3)	43	115
All Other Fees	—	—
Total Fees	$1,527	$1,601

(1) Audit fees represent fees for professional services rendered in connection with the engagement to audit the annual consolidated financial statements, including the audit of our internal control over financial reporting, to review our quarterly consolidated financial statements, and to perform statutory audits required for certain subsidiaries.

(2) Audit-related fees consisted primarily of fees related to the filing of a registration statement in addition to accounting and reporting research and consultations.

(3) Includes fees for tax consulting services and tax compliances services.

The Audit Committee pre-approves all audit, audit-related and non-audit services provided by KPMG LLP. The Chairman of the Audit Committee has also been delegated the authority to pre-approve services to KPMG LLP. All of the services in 2009 in the table above were pre-approved by the Audit Committee or the Chairman of the Audit Committee. One or more representatives of KPMG will be present at the Annual Meeting of Stockholders, will have an opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

The Board of Directors recommends a vote "FOR" ratification of the appointment of KPMG LLP for the fiscal year ending December 31, 2010.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides an explanation of our company's executive compensation program as it relates to the following named executive officers whose compensation information is presented in the tables following this discussion:

- Ralph P. Scozzafava, our Chairman and Chief Executive Officer
- Steven G. Rolls, our Chief Financial Officer
- Jon D. Botsford, our Senior Vice President, General Counsel & Corporate Secretary
- Raymond J. Johnson, our Senior Vice President- Global Supply Chain
- Edward D. Teplitz, President of Thomasville Furniture Industries and Drexel Heritage Furniture Industries

This Compensation Discussion and Analysis has been organized into five sections:

- ***Executive Compensation Decisions and the Economic Environment.*** This section summarizes the executive compensation decisions that were made in 2009 and 2010 and the reasons why such decisions were made.
- ***Overview of Our Executive Compensation Program.*** This section provides a broad overview of the executive compensation program and its components.
- ***Individual Components of Our Executive Compensation Program.*** This section provides a detailed review of the components of our executive compensation program, including the compensation programs offered and their key terms and conditions.
- ***Setting Executive Compensation.*** This section details the roles and responsibilities of the parties involved in the decision-making processes and how we use benchmarking in the decision-making process.
- ***Additional Information on our Executive Compensation Program.*** This section provides general information on executive compensation including equity grant practices, a description of our incentive compensation Recoupment Policy and our stock ownership guidelines.

Executive Compensation Decisions and the Economic Environment

2009 Decisions

At the start of 2009, our company was operating in an uncertain and volatile economic market. The retail environment had been impacted by volatility in the housing and financial markets, including declines in stock prices and uncertain economic conditions outside the control of our management. Due to the uncertain economic environment and an overall decline in our company's financial performance, our Human Resources Committee (the "Committee") suspended any salary and incentive compensation increases in 2009 for our executive officers, including our named executive officers, and suspended the award of any new long-term compensation to these executives.

As a result of these decisions, there were no changes to the compensation of each of Messrs. Scozzafava, Rolls, Botsford and Teplitz in 2009. In addition, none of these executives received any equity awards in 2009, and none of these executives were awarded an opportunity to receive any cash awards under any incentive plans in 2009 other than the opportunity to receive cash awards under the 2009 short-term incentive plan described below.

Mr. Johnson, on the other hand, joined our company in February 2009. In setting Mr. Johnson's compensation in his first year, the Committee reviewed Mr. Johnson's prior experience, his historical compensation and compensation paid to executives with similar roles at companies of similar size. For

Mr. Johnson, the Committee approved an initial salary of $415,000 per year, short-term (annual) percentage incentive target of 50% of salary and a long-term incentive target of 60% of salary. Payments at these levels have Mr. Johnson's total targeted compensation within the 75th percentile for executives with similar roles at companies of similar size. While the Committee targets total compensation at the 50th percentile of the comparison group, the Committee made a determination to pay Mr. Johnson at the 75th percentile due to his past compensation history and the amount and level of experience that he would bring to our company. Upon his hire date, Mr. Johnson was also awarded a $150,000 sign-on bonus, 15,000 restricted stock awards and 30,000 stock options, which equity awards vest equally over three years commencing on the first anniversary of the grant date, and 15,000 performance shares that will vest in full upon the attainment of a certain three year return on invested capital target during the January 1, 2009 to December 31, 2011 performance period.

In addition, Mr. Johnson was awarded a grant of 67,857 restricted stock units in December 2009. The Committee made this award primarily due to retention concerns and Mr. Johnson's leading role in successfully reducing supply chain costs and the continued implementation of Lean manufacturing. The Committee also took into account that Mr. Johnson's total compensation in 2009 and 2010 is and will be well below the 50th percentile for executives with similar roles at companies of similar size due to the Committee's decision to suspend awards of long-term incentive compensation. Mr. Johnson's award of restricted stock units has terms similar to the restricted stock units that were awarded to other named executive officers in December 2008 prior to Mr. Johnson joining our company and are more fully described below under the heading "Long-term Equity Incentives."

2010 Decisions

Throughout 2009, the Committee with the assistance of its independent compensation consultant reviewed all of the company's compensation policies and practices in light of the changes in the economy, current trends in executive compensation and the company's business strategy of being a branded consumer products company.

During this time, our company's sales were effected by a number of ongoing factors outside of the company's control that continued to negatively impact consumers' discretionary spending, including lower home values, prolonged foreclosure activity, continued high levels of unemployment, and reduced access to consumer credit. Despite these factors, management performed well during this difficult period by managing the impact of the economic downturn, reducing costs and protecting cash. Due to these circumstances, the need to retain our executives and the return of some stability in the markets and the economy, our Human Resources Committee among other things, reinstated the award of long-term incentive compensation in February 2010.

Based on the review of all of our compensation policies during 2009, the Committee revised the company's 2010 long-term incentive plan to include a mix of cash and equity rather than maintaining the annual award of cash only long-term incentive plan awards that were previously awarded to executives. As described more fully in this Compensation Discussion and Analysis below and subject to the approval of the 2010 Omnibus Incentive Plan by stockholders, our named executive officers will receive 25% of their targeted long-term incentive compensation in the form of stock options that vest equally over three years and 75% of their targeted long-term incentive compensation under the company's 2010-2012 Performance Share Plan. The 2010-2012 Performance Share Plan approved by the Committee provides for a payout of a combination of performance shares and cash if the company achieves certain three year return on invested capital targets. The Committee chose this mix of pay in order to focus the executives on increasing long-term organizational value and to ensure the alignment of executive compensation with increased stockholder value.

In February 2010, the Committee also took several other actions in order to better align the interests of our executives with those of our stockholders including the following:

- Amended our Chief Executive Officer's employment agreement effective July 1, 2010, to provide among other things, a change in severance benefits from three times base salary plus the average annual bonus paid over the three years prior to termination to two times base salary plus the target bonus for the year of termination; elimination of the tax gross-up on health, vision and dental benefits; and elimination of the excise tax gross-up on change in control benefits by December 31, 2011;

- Approved a recoupment policy that allows the Human Resources Committee to require repayment of incentive awards under certain circumstances if our company restates its financial statements; and
- Committed among other things, to amend the change in control agreements for our other executive officers as the agreements come up for renewal to eliminate excise tax gross-ups on change in control benefits by December 31, 2011.

Overview of our Executive Compensation Program

Our Board of Directors delegates to the Human Resources Committee responsibility for establishing compensation policies and programs for our executive officers, including our named executive officers. The Committee's objectives for compensation programs for our executive officers are to:

- Attract and motivate highly capable and performance-focused executives;
- Pay for performance such that total compensation reflects our performance;
- Link executive compensation directly to both our short- and long-term financial results and stockholder returns;
- Promote a culture of executive owners who share a common financial interest with our stockholders; and
- Efficiently manage the potential dilution, cash flow, tax and reported earnings implications of executive compensation consistent with the other objectives of the program.

We approach these objectives through three key components:

- a base salary component, reviewed annually by our Human Resources Committee based on the individual performance of the executive and a review of salaries of comparable positions at companies of similar size;
- a short-term (annual) cash incentive with the percentage target of base salary reviewed annually against comparable positions at companies of similar size and payable upon the achievement of corporate financial performance objectives;
- a long-term incentive that provides cash or equity awards payable upon the achievement of two- or three-year corporate financial results and provides for periodic annual grants of long-term equity compensation, in the form of stock options, restricted stock awards, and performance-based shares.

Executives also receive severance and change in control benefits, as well as retirement, health and welfare benefits under our U.S. broad-based plans.

Individual Components of Our Executive Compensation Program

Base Salary

The base salary of an executive takes into account the executive's performance, responsibilities and experience. Base salaries are the foundation for executive compensation, since other elements such as short-term (annual) incentives and long-term incentives are determined as a percent of base salary. The base salary for an executive officer is benchmarked at the 50th percentile of companies of similar size. In administering executive salaries, the Human Resources Committee does not consider a base salary within 10% of the target amount as deviating materially from the target salary and regards any salary within that range as being competitive with comparable positions at companies of similar size. As stated above, our Human Resources Committee suspended salary increases in 2009 due to the company's prior performance and the uncertain economic environment.

Short-Term Incentives

Our short-term (annual) incentive program is meant to award executives for achievement of corporate financial performance goals relating to a specific fiscal year. When establishing the performance goals, our Human Resources Committee reviews and discusses with both executives and the full Board of Directors our business plan and its key underlying assumptions and then establishes the performance goals for the year. The Human Resources Committee believes that the annual incentive program is an important component of executive compensation because it awards the named executive officer for achieving the company's annual performance goals. The amount of the short-term incentive paid to each executive is based upon percentage incentive targets established by our Human Resources Committee.

Percentage Short-Term Incentive Targets

All named executive officers are eligible for annual performance-based cash incentives in amounts ranging from 50% to 100% of their base salaries. As part of the Human Resources Committee's annual review of executive compensation, the Human Resources Committee also reviews the percentage incentive target for each executive. The short-term incentive is targeted at the 50th percentile range of companies of similar size, and the Committee may adjust an executive's percentage target in order to bring an executive's annual incentive within this range.

As stated above, our Human Resources Committee suspended any increases in target incentives for our executive officers in 2009 due to the company's prior performance and the uncertain economic environment.

2009 Short-Term Incentive Plan

Our Human Resources Committee established the 2009 short-term incentive plan with the objective of rewarding achievement of annual net earnings and net sales goals. The net earnings and net sales goals were weighted equally and each represented 50% of the award opportunity. Under the plan, no payments would be made unless the threshold net earnings goals were achieved regardless of the level of net sales. Net earnings and net sales were selected as the primary measures for the plan because they are significantly influenced by the performance of the named executive officers, and these align the executive's annual incentive opportunity with our corporate growth objectives. For 2009, our threshold net earnings goal was $0 and our threshold net sales goal was $1.26 billion. Our company's actual performance in 2009 was a net loss of $108.7 million and net sales of $1.22 billion. As a result, the threshold performance goals were not met, the pool was not funded and no payments were made to executives.

2010 Short-Term Incentive Plan

The design of our 2010 short-term incentive plan is similar to our 2009 short-term incentive plan with the goals established by the Human Resources Committee again being net earnings and net sales. For corporate named executive officers, Messrs. Scozzafava, Rolls, Botsford and Johnson, the goals are weighted equally and each represents 50% of the award opportunity. For Edward Teplitz, President of our Thomasville and Drexel Heritage brands, the Committee included Thomasville and Drexel Heritage brand net earnings as a component of his total award amount along with the corporate net earnings and corporate net sales goals, because of the significant influence he has over the financial performance of these brands. 40% of Mr. Teplitz's award opportunity is based on achievement of corporate net earnings goals, 35% is based on achievement of corporate net sales goals and 25% is based on Thomasville and Drexel Heritage brand net earnings goals. No payments will be made under the plan unless the target corporate net earnings goal is achieved. If the corporate net earnings goal is achieved, the plan establishes a payout range to the extent the performance goals are met or are exceeded. The threshold, target and maximum short-term incentive plan payments that may be paid to executives under the 2010 short-term incentive plan for each of the named executive officers are as follows:

Name	Base Salary	Percentage Incentive Target	Threshold(1)	Target	Maximum
Ralph P. Scozzafava	$750,000	100%	$562,500	$750,000	$1,500,000
Steven G. Rolls	475,000	60%	213,750	285,000	570,000
Jon D. Botsford	350,000	50%	131,250	175,000	350,000
Raymond Johnson	415,000	50%	155,625	207,500	415,000
Edward D. Teplitz	390,000	60%	163,800	234,000	468,000

(1) Threshold amounts will not be paid to executive officers unless target corporate net earnings goals are achieved.

Even if these performance goals are achieved, the Human Resources Committee may, in its discretion, reduce (but not increase) the amount of any individual award. In addition, the performance goals may be adjusted by the Committee for unusual or infrequent items, including but not limited to, acquisitions or divestitures, tax valuation allowance reversals, impairment expense, environmental expense and expense related to the cash-settled restricted stock units, due to the volatility of the fair value of these awards and the resulting compensation expense that the company can record each quarter.

Long-Term Incentives

Our long-term incentive program is designed to motivate our executive officers to focus on long-term company performance through cash or common stock awards based on two or three-year performance periods and to reinforce accountability by linking executive compensation to the achievement of aggressive performance goals. We believe granting awards with long vesting periods creates a substantial retention incentive and also encourages the named executive officers to focus on the company's long-term business objectives and long-term stock price.

Percentage Long-Term Incentive Targets

All named executive officers are eligible for long-term incentives in amounts ranging from 60% to 300% of their base salaries. Our Human Resources Committee sets target awards under our long-term incentive programs as a percentage of base salary based primarily upon a review of market competitors, as well as an evaluation of the importance and impact of the position within our organization. The long-term incentive opportunity for each executive is targeted at the 50th percentile range of our comparison group of companies of similar size. As stated above, our Human Resources Committee suspended granting long-term incentive awards and any increases in target incentives for our executive officers in 2009 due to the company's prior performance and the uncertain economic environment.

Long-Term Cash Incentives

Prior to 2009 and the suspension of long-term incentive awards, the Human Resources Committee generally granted long-term cash incentive awards based on two- or three-year financial results every year to our named executive officers and others. Under these plans, named executive officers were entitled to receive their percentage long-term incentive targets in cash if the performance targets established by the Committee were achieved. As a result of the Committee's suspension of the long-term incentive plan in 2009, the only long-term incentive plan outstanding in 2009 was our 2008 Long-Term Incentive Plan, or the 2008 LTIP, for the January 1, 2008 to December 31, 2010 performance period.

2008 LTIP. In 2008, the Human Resources Committee determined that free cash flow, return on invested capital and market share metrics over a three-year period (weighted 45% free cash flow, 45% return on invested capital and 10% market share) were the most appropriate metrics for the plan. The Committee chose these performance measures in order to motivate executives to increase cash flow and to effectively use the increased cash flow to grow our company, as well as to motivate executives to increase our market share. The target levels for the awards were set by our Human Resources Committee and were based on our company's

2008 budget approved by our Board of Directors and our company's 2009 and 2010 projections. Under the 2008 LTIP, the actual amount of money available for award is based on achieving the threshold performance target for each of the three individual components over the full three-year period. As a result, if any one performance target is met, the executive would be paid at least a portion of the cash award. If all thresholds are met in 2010, the named executive officer would be entitled to receive a payout for each component based on the executive's long-term incentive percentage target and the following percentage of goal achievement:

	Threshold		Target		Maximum	
Performance Metrics:	**Performance Target**	**Payout**	**Performance Target**	**Payout**	**Performance Target**	**Payout**
Free Cash Flow	70%	50%	100%	100%	130%	200%
Return on Invested Capital	70%	50%	100%	100%	150%	200%
Market Share	85%	25%	100%	100%	105%	200%

During 2009, the company concluded that the performance targets established in connection with the 2008 LTIP were unlikely to be achieved and that it is no longer probable that payouts will be made under the plan. Accordingly, the company ceased recording expense and reversed all expenses accrued in connection with such awards.

Long-Term Equity Incentives

We consider equity-based compensation awards to be of key importance in motivating executive officers to improve financial performance and stockholder value, as well as encouraging the long-term employment of the executive officers. Prior to the suspension of long-term incentive awards in 2009, named executive officers were eligible to receive equity compensation in the form of stock option grants, restricted stock awards and performance shares in addition to the award of long-term incentive cash compensation described above.

In March 2008, the annual awards to executive officers were granted in a combination of performance-based stock options and performance-based restricted stock awards. These stock options and restricted stock awards were subject to meeting net earnings performance targets in 2009. Since we had a net loss of $108.7 million in 2009, the net earnings targets were not met and all stock options and restricted stock awards were forfeited.

In December 2008, the Human Resources Committee made a special award of restricted stock units outside the normal annual award cycle to certain executive officers, including all of our named executive officers other than Mr. Johnson, who joined the company in 2009. As stated above, the Committee made a similar award of restricted stock units to Mr. Johnson in December 2009. The awards are designed to reward executives for increases in share price as well as encouraging the long-term employment of the executive officers. The awards are payable only in cash and payment is contingent on share price appreciation objectives and the achievement of service-based retention periods. If the trailing 10 day average of our common stock reaches $6.26 per share, then 50% of the units will vest, and the executive will be entitled to receive a cash payment of $6.26 per vested unit on December 19, 2010, or if the vesting date occurs after this date, on the vesting date. The other 50% of the units will vest if the trailing 10 day average of our common stock reaches $9.39 per share, and following vesting, the executive will be entitled to receive a cash payment of $9.39 per vested unit on December 19, 2011, or if the vesting date occurs after this date, on the vesting date. Any unvested awards will expire on December 19, 2013.

2010-2012 Long-Term Incentive Compensation

In 2010, the Human Resources Committee reinstated long-term incentive compensation after suspending its award during 2009. The Committee with the assistance of its independent compensation consultant reviewed current trends in executive compensation and the company's business strategy of being a branded consumer products company. Based on the information presented, the Committee redesigned the company's long-term incentive compensation for 2010. The 2010 long-term incentive compensation plan includes a mix of cash and equity unlike the company's previous long-term incentive plans that provided for cash only payments. The purpose of the mix of compensation is to focus the executives on increasing long-term organizational value, to provide retention benefits and value to the named executive officers by awarding a portion of the grant in service-based stock options, and to further align the interests of the executives with those of our stockholders by granting a significant amount of the award in equity so that the value of the award will be dependent on the value of the company's stock price.

The value of the named executive officer's award on the grant date is based on the percentage long-term incentive target set by the Committee, which ranges from 60% to 300% of the named executive officer's base salary. Under this plan, named executives officers will receive 25% of their long-term incentive target compensation in the form of service-based stock options that vest equally over three years and 75% of their long-term incentive target compensation under the 2010-2012 Performance Share Plan. The 2010-2012 Performance Share Plan provides for a payout of a combination of performance shares and cash if the company achieves certain three year return on invested capital targets. Return on invested capital is defined as net operating profit after taxes divided by invested capital and may be adjusted by the Committee for unusual or infrequent items, including but not limited to, acquisitions or divestitures, tax valuation allowance reversals, impairment expense, environmental expense and expense related to the cash-settled restricted stock units, due to the volatility of the fair value of these awards and the resulting compensation expense that the company can record each quarter. The Committee chose return on invested capital as the performance metric because it believes this is an accurate measure of the overall financial performance of the company. Whether the target funding can be attained is a function of the degree of difficulty associated with the company's long-term strategic plan. Based on the Human Resources Committee's consideration and assessment of our performance history and the current economy, the Committee determined that the long-term strategic plan had a significant degree of difficulty and would not award executives without an increase in stockholder value. The Committee also has discretion to reduce (but not increase) the performance-based payouts under the plan. These awards are subject to stockholder approval of the company's 2010 Omnibus Incentive Plan. Additional information on the long-term incentive awards for each of the named executive officers is provided under the heading "Proposal 2- Approval of the Furniture Brands International, Inc. 2010 Omnibus Incentive Plan."

Termination Based Compensation

Severance

Upon an involuntary termination of employment without cause or a constructive termination of employment, our named executive officers are entitled to receive severance payments under our Executive Severance Plan or in the case of Mr. Scozzafava, under his employment agreement.

Under the Executive Severance Plan in effect on December 31, 2009, severance for involuntary termination without cause or constructive termination of employment for named executive officers, other than Mr. Scozzafava, is as follows:

- one and one-half years of base salary plus a payment that represents one and one-half times the average award paid to the executive under the Short-Term Incentive Plan over the past three years prior to termination;
- a prorated bonus under the Long-Term Incentive Plan in effect on the termination date payable when, and only if, it would otherwise be paid to the executive had the executive remained an employee throughout the period;
- immediate vesting of any unvested equity awards that were outstanding on the date of termination if pursuant to the terms of the awards and our equity plans the executive is entitled to accelerated vesting;
- payment for the value of company provided benefits for one year from the date of termination, which includes medical and dental coverage, including a tax gross up, and premiums for life insurance coverage; and
- reimbursement for expenses associated with financial counseling, legal fees and job search costs up to $40,000.

Under Mr. Scozzafava's employment agreement in effect on December 31, 2009, in the event Mr. Scozzafava is involuntarily terminated without cause or his employment is constructively terminated, he is entitled to the following compensation:

- three years of base salary plus a payment that represents three times the average short-term (annual) incentive paid in the past three years prior to termination in a single lump sum payment;
- a prorated bonus under the Long-Term Incentive Plan in effect on the termination date payable when, and only if, it would otherwise be paid to the executive had the executive remained an employee throughout the period;
- a single lump sum payment for two years of continued medical and dental coverage, including a tax gross-up;
- immediate vesting of certain unvested options and restricted stock awards that were awarded to him under his employment agreement and immediate vesting of any other unvested equity awards that were outstanding on the date of the termination of his employment if pursuant to the terms of the awards and our equity plans he is entitled to accelerated vesting; and
- reimbursement for expenses associated with outplacement services, job search expenses and financial counseling costs up to $40,000.

In consideration for these severance benefits, all of our executives have agreed not to compete with our company for one year following the executive's termination of employment.

In February 2010, the Human Resources Committee amended the terms of the Executive Severance Plan and Mr. Scozzafava's employment agreement effective July 1, 2010, to provide the following:

- Executives are eligible for a pro-rated bonus under the Long-Term Incentive Plan in effect on the termination date *only if* at least 18 months or more of the three year performance period has lapsed;
- Executives other than Mr. Scozzafava will receive severance equal to one times base salary (or in the case of a termination in connection with the sale of a business unit, one and one-half times base salary) plus the executive's target award under the Short-Term Incentive Plan in effect on the termination date rather than a multiple of base salary plus the average award over the past three years;
- Mr. Scozzafava will receive severance equal to two times base salary plus his target award under the Short-Term Incentive Plan in effect on the termination date rather than a multiple of base salary plus the average award over the past three years;
- Executives will receive a pro-rated annual bonus payable when, and only if, it would otherwise be paid to the executive had the executive remained an employee throughout the period;
- Executives will no longer receive a tax gross-up on any health, dental or vision benefits; and
- Executives will be subject to a non-compete with our company for a period of 18 months if employment is terminated in connection with the sale of a business unit rather than one year, and Mr. Scozzafava will be subject to a non-compete with our company for a period of two years rather than one year.

Change in Control

Upon a change in control of our company, each named executive officer is entitled under certain circumstances to severance payments similar to those described above and accelerated vesting of certain outstanding unvested equity awards. These change in control provisions are designed to promote stability and continuity of executives during a change in control. The change in control agreements are "double-trigger" agreements meaning that other than with respect to accelerated equity awards, which are governed by the terms of our equity plans, in order to receive benefits under the agreement within a specified time period following a change in control, the executive must be terminated by us or the successor company without cause, or the executive must be constructively terminated, as defined in the agreements. Additional Information regarding change in control payments for the named executive officers under the change in control agreements in effect on December 31, 2009, is provided under the heading "Potential Payments upon Termination or Change in Control."

In February 2010, the Human Resources Committee amended the terms of Mr. Scozzafava's employment agreement effective July 1, 2010, to provide that if Mr. Scozzafava receives any payments that are subject to the excise tax imposed on "parachute payments" under the Internal Revenue Code on account of a transaction occurring on or before December 31, 2011 (as opposed to his original employment agreement, which provided this benefit throughout the term of his employment with us), we will pay him an excise tax gross-up payment. In addition, the Committee also committed to amend the change in control agreements for each of our other executive officers as the agreements come up for renewal to eliminate excise tax gross-ups on change in control benefits by December 31, 2011.

Benefits and Perquisites

We provide a 401(k) savings plan to all U.S. employees, including our named executive officers. We match 100% of the pre-tax contributions up to 3% of compensation plus 50% of pre-tax contributions up to the next 3% of compensation. In addition, we have a Deferred Compensation Plan, which is a non-qualified (unfunded) plan offered to select executives, including the named executive officers, who are impacted by the IRS's statutory limits on company contributions under the 401(k) plan. The Deferred Compensation Plan provides executives, including the named executive officers, with the ability to defer base salary, incentive payments and other eligible compensation. In addition, the plan allows us to provide the same matching contribution, as a percentage of eligible compensation, to impacted employees as would have been available in the absence of statutory limits. Under the plan, executives can defer up to 100% of eligible compensation and contributions immediately vest.

We provide the named executive officers with limited perquisites and other personal benefits that our Human Resources Committee deems reasonable and consistent with our overall compensation program. We do not view perquisites as a significant element of our comprehensive compensation structure, but do believe that they can be used in conjunction with other elements of compensation to attract, motivate and retain individuals in a competitive environment.

In 2009, certain named executive officers received relocation benefits and reimbursement for commuting expenses. In addition, Mr. Scozzafava was allowed to use the corporate aircraft for personal travel.

Setting Executive Compensation

Role of Human Resources Committee and Executives Officers

Our Human Resources Committee's primary duties and responsibilities are to establish and implement our compensation policies and programs for all employees, including our executive officers. The Human Resources Committee's charter, which can be found on our website at *www.furniturebrands.com*, lists the specific responsibilities of the Committee.

Under its charter, our Human Resources Committee reviews and specifically approves all compensation decisions for all executive officers, other than our Chief Executive Officer. The compensation of our Chief Executive Officer is set by the full Board of Directors, excluding our Chief Executive Officer, based on the Human Resources Committee's review and recommendation. In performing its duties, the Committee relies on Mr. Scozzafava, our Chief Executive Officer, and Ms. Sweetman, our Senior Vice President— Human Resources, to provide information regarding the executive officers, the executive officers' roles and responsibilities, and the general performance of our company, the executive officers and the various business units that they manage. Mr. Scozzafava and Ms. Sweetman take directions from and bring suggestions to the Human Resources Committee. Neither Mr. Scozzafava nor any other member of management votes on items before the Human Resources Committee. However, Mr. Scozzafava makes compensation recommendations for the other named executive officers and those executives reporting directly to him, and our Human Resources

Committee solicits the views of Mr. Scozzafava on compensation matters, especially as they relate to the compensation of the other named executive officers and those executives reporting directly to him.

Role of Compensation Consultants

The Human Resources Committee has engaged an outside independent executive compensation consultant, Towers Watson & Company (formerly Towers Perrin), to advise and counsel the Committee. In determining the design and the level of each element of compensation, the Human Resources Committee reviews competitive market information prepared by Towers Watson. In addition, the Committee will seek input from Towers Watson on a number of other external market factors such as trends in executive compensation.

Benchmarking

In the past prior to suspending salary and incentive compensation increases, the Committee used market data provided by Towers Watson that outlined the salary and incentive compensation targets, both short- and long-term, for comparable market positions of executive officers at companies of similar size. The companies of similar size were matched by regression formulas from the broad company database of the Towers Watson survey. Individual identities of the companies are not known. The Committee then assessed our financial performance, competitive industry compensation practices, emerging market trends, and other factors. No specific weighting is assigned to these factors. Generally, there are nominal changes both up and down in target total compensation and the mix of the compensation elements. Actual total compensation can vary widely based on total company, business unit, and individual performance.

Our Human Resources Committee targets total executive compensation at the 50th percentile of competitive market practices. The Committee believes that this will allow us to attract and retain the appropriate level of executive talent. While the Committee targets compensation at the 50th percentile of the market, this review is only one factor considered by the Committee in determining each individual named executive officer's actual compensation. The Committee also considers factors such as the named executive officer's experience, historical compensation, individual performance and the company's overall performance when establishing the named executive officer's actual compensation.

With the assistance of Towers Watson, the Human Resources Committee identified peer companies to benchmark executive compensation for 2010. In setting future compensation, the Committee will benchmark executive compensation against both the peer group identified by the Committee and the Towers Watson survey of companies of similar size. The purpose of moving to a peer group was to allow us to keep our executive compensation competitive with those companies that compete with us for talent and to provide more transparency for our stockholders. In selecting a peer group, the Human Resources Committee identified U.S.-based publicly traded companies that are in the retail or consumer durables industry, have similar revenues and market capitalization, and have similar qualitative characteristics, including multi-brand retailers with cyclical businesses and operations involving both manufacturing and sourcing. The complete list of peer companies for 2010 is as follows:

J Crew Group Inc.
Children's Place Retail Stores Inc.
Brown Shoe Co.
Carter's Inc.
Fossil Inc.
Warnaco Group Inc.
Phillips-Van Huesen Corp.
Jones Apparel Group, Inc.
Steelcase Inc.
Herman Miller Inc.
Wolverine World Wide Inc.
Ethan Allen Interiors Inc.
Tempur-Pedic International Inc.
La-Z-Boy Inc.
Sealy Corp.
Aaron's Inc.
Williams-Sonoma Inc.
JAKKS Pacific Inc.
Callaway Golf Co.
Polaris Industries, Inc.
Big 5 Sporting Goods Corp.
Jo-Ann Stores Inc.
Zales Corp.
Cabela's Inc.
Tiffany & Co.

Additional Information on our Executive Compensation Program

Equity Grant Practices

We do not have any program, plan, or practice to time stock grants to our executives to take advantage of the release of material, non-public information. All equity grants to executive officers are approved by the Human Resources Committee. All routine annual stock option grants generally occur in February on the date of the Human Resources Committee meeting. The exercise price of each option is the closing price of our common stock on the date of grant. In the case of newly hired executives, equity-based awards are normally granted at the next Human Resources Committee meeting following their hire date.

Recoupment Policy for Incentive Compensation

If the company restates its reported financial results, the Board shall seek the recovery of any award that was paid to an executive found to be involved in fraud or misconduct that required the company to restate its financial results. This policy applies to any restatements that are required within three years of the end of the year for which the incentive payment was paid.

In addition, under the 2008 Incentive Plan and the proposed 2010 Omnibus Incentive Plan, the Board may seek the recovery of any gain realized by a participant from an award made under these plans if the Board determines that the company has been materially harmed by such participant within one year after the gain is realized by the participant.

Tax and Accounting Implications

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public corporations for compensation over $1 million paid for any fiscal year to the company's chief executive officer and three other most highly compensated executive officers (other than the chief financial officer) as of the end of the fiscal year. However, pursuant to regulations issued by the U.S. Treasury Department, certain limited exemptions to Section 162(m) apply with respect to qualified "performance-based compensation." Neither base salary nor restricted stock that vests based solely on continued service qualify as performance-based compensation under Section 162(m). Although a significant portion of each executive officer's compensation will satisfy the requirements for deductibility under Section 162(m), the Human Resources Committee retains the ability to evaluate the performance of our executives and to pay appropriate compensation, even if it may result in the non-deductibility of certain compensation under federal tax law.

Stock Ownership Requirements

The Committee believes that meaningful executive ownership is integral to aligning executive and stockholder interests. Effective on January 1, 2007, we implemented formal executive stock ownership guidelines. Our top executives are required to own a fixed number of shares of our stock ranging from 20,000 to 200,000 shares depending upon position. Executives will have five years to achieve targeted ownership. As of December 31, 2009, each executive had either satisfied these ownership guidelines or had time remaining to do so.

Human Resources Committee Report on Executive Compensation for 2009

We have reviewed and discussed with management the Compensation Discussion and Analysis set forth above. Based on the reviews and discussions referred to above, we recommended to the Board of Directors that the Compensation Discussion and Analysis referred to above be included in our 2010 Proxy Statement and incorporated by reference into our 2009 Annual Report on Form 10-K.

Submitted by the Human Resources Committee,

Bob L. Martin (Chairman)
Maureen A. McGuire
Aubrey B. Patterson

Compensation Committee Interlocks and Insider Participation

Our Human Resources Committee consists of Bob L. Martin, Maureen A. McGuire and Aubrey B. Patterson. Mr. Patterson is Chairman and Chief Executive Officer of BancorpSouth, Inc., and in 2009, we paid the leasing division of BancorpSouth, Inc. approximately $773,000 in connection with certain truck and trailer and other equipment leases.

No member of our Human Resources Committee has served as one of our officers or employees at any time. None of our executive officers serve as a member of the compensation committee of any other company that has an executive officer serving as a member of our Board of Directors. None of our executive officers serve as a member of the Board of Directors of any other company that has an executive officer serving as a member of our Human Resources Committee.

SUMMARY COMPENSATION TABLE

The following table summarizes the compensation of the named executive officers for the year ended December 31, 2009, and for those executive officers named in our 2009 or 2008 Proxy Statements, for the years ended December 31, 2008 and 2007. The named executive officers are our Chief Executive Officer, Chief Financial Officer, and three other most highly compensated executive officers.

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(3)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation(4)	Total
Ralph P. Scozzafava	2009	$750,000	$ —	$ —	$ —	$ —	—	$ 92,544	$ 842,544
Chairman & Chief	2008	747,500	—	572,000	1,363,755	2,950,000	—	129,283	5,762,538
Executive Officer	2007	376,923	350,000	298,400	907,889	—	—	342,561	2,275,773
Steven G. Rolls	2009	475,000	—	—	—	—	—	169,110	644,110
Chief Financial Officer	2008	354,423	285,000	492,900	110,592	1,236,000	—	126,209	2,605,124
Jon D. Botsford Senior Vice President, General Counsel & Secretary	2009	350,000	—	—	—	—	—	63,016	413,016
Raymond J. Johnson Senior Vice President — Global Supply Chain	2009	383,077	150,000	108,900	70,392	—	—	95,873	808,242
Edward D. Teplitz President — Thomasville & Drexel Heritage	2009	390,000	—	—	—	—	—	40,722	430,722

(1) This column represents a one-time sign-on bonus paid to Mr. Johnson when he joined the company.

(2) This column represents the aggregate grant date fair value for stock awards granted in the fiscal years ended December 31, 2009, December 31, 2008 and December 31, 2007, computed in accordance with FASB ASC Topic 718. For additional information, refer to Note 11 of our audited consolidated financial statements in our Form 10-K for the year ended December 31, 2009, as filed with the SEC. These amounts reflect the fair value of the stock awards on the grant date and do not correspond to the actual value that will be recognized by the named executives. For performance-based awards, the amounts in the column reflect the most probable outcome award value at the date of grant in accordance with FASB ASC Topic 718, which amount assumes that the highest level of performance conditions will be achieved.

(3) This column represents the aggregate grant date fair value for stock options granted in the fiscal years ended December 31, 2009, December 31, 2008 and December 31, 2007, computed in accordance with FASB ASC Topic 718. For additional information, refer to Note 11 of our audited consolidated financial statements in our Form 10-K for the year ended December 31, 2009, as filed with the SEC. These amounts reflect the fair value of the options on the grant date and do not correspond to the actual value that will be recognized by the named executives. For performance-based awards, the amounts in the column reflect the most probable outcome award value at the date of grant in accordance with FASB ASC Topic 718, which amount assumes that the highest level of performance conditions will be achieved.

(4) Detail of the amounts reported in the "All Other Compensation" column for fiscal year 2009 is provided in the table below:

	Personal Use of Airplane(a)	401(k) Plan Match(b)	Relocation(c)	Temporary Housing(d)	Commuting Expenses(e)	Tax Payments(f)	Total
Ralph P. Scozzafava	$85,194	$ 7,350	$ —	$ —	$ —	$ —	$ 92,544
Steven G. Rolls	—	11,025	—	93,833	—	64,252	169,110
Jon D. Botsford	—	7,350	—	17,799	15,993	21,874	63,016
Raymond J. Johnson	—	8,575	56,676	—	—	30,622	95,873
Edward D. Teplitz	—	11,025	—	—	22,647	7,050	40,722

(a) As required by SEC rules, the amount shown is the aggregate incremental cost to our company of personal use of the company's airplane that is calculated based on the variable operating costs per mile, which includes fuel costs, maintenance, associated travel costs for the crew and certain office expenses, but does not include the tax on the disallowance (net of W-2 adjustments) of certain aircraft expenses under current Federal income tax law.

(b) These amounts reflect company matching contributions under the company's 401(k) Plan.

(c) This amount reflects reimbursements paid for company relocation expenses related to Mr. Johnson's move to St. Louis. This package contains the same elements as a standard employee relocation package, including tax gross-up.

(d) This amount reflects temporary housing in St. Louis.

(e) This amount reflects reimbursement for commuting expenses to St. Louis for Mr. Botsford and to North Carolina for Mr. Teplitz.

(f) These amounts reflect tax gross-up payments for taxable portion of relocation expenses, temporary housing and commuting expenses.

GRANTS OF PLAN-BASED AWARDS TABLE IN 2009

The compensation plans under which the grants in the following table were made are generally described in the Compensation Discussion and Analysis in this Proxy Statement and include the 2009 Short-Term Incentive Plan ("2009 STIP") and the 2008 Incentive Plan (the "2008 Plan").

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(3)	All Other Stock Awards: Number of Shares of Stock or Units(4)	All Other Option Awards: Number of Securities Underlying Options(5)	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards(6)
Name and Principal Position*	**Plan**	**Grant Date**	**Threshold**	**Target**	**Maximum**	**Target**				
Ralph P. Scozzafava . . . . Chairman & Chief Executive Officer	2009 STIP		$562,500	$750,000	$1,500,000					
Steven G. Rolls . . . . Chief Financial Officer	2009 STIP		213,750	285,000	570,000					
Jon D. Botsford . . . . Senior Vice President, General Counsel & Secretary	2009 STIP		131,250	175,000	350,000					
Raymond J. Johnson	2009 STIP		142,656	190,208	380,417					
Senior Vice President —	2008 Plan	5/6/09					15,000			35,196
Global Supply Chain	2008 Plan	5/6/09						30,000	$3.63	108,900
	2008 Plan	5/6/09				15,000				35,196
	2008 Plan	12/21/09(2)		212,389	318,593					
Edward D. Teplitz . . . . President — Thomasville & Drexel Heritage	2009 STIP		175,500	234,000	468,000					

(1) The amounts in these columns include the threshold, target and maximum amounts for each named executive officer under the 2009 STIP. The 2009 STIP payments are based on achieving net earnings and net sales goals for our company and the columns reflect payouts at the threshold of 75% of the award, payouts at the target of 100% of the award and payouts at the maximum of 200% of the award. Because we did not achieve the target net earnings specified in the 2009 STIP, no payments were made under the 2009 STIP.

(2) The amounts in this row represent the target and maximum cash payouts for the 67,857 restricted stock units granted to Mr. Johnson. The awards are payable only in cash and future payout is contingent upon achieving share price appreciation objectives and service based retention periods. If the share price appreciation objectives and retention periods are met, Mr. Johnson will receive $6.26 per unit for half of his grant and $9.39 per unit for the other half of his grant.

(3) The amount in this column represents the number of shares of common stock underlying target payout of restricted stock granted to Mr. Johnson under the 2008 Plan. Future payout of the restricted stock is subject to the achievement of target return on invested capital for the January 1, 2009 to December 31, 2011 performance period.

(4) Restricted shares vest based on the schedules described in the footnotes to the "Outstanding Equity Awards at Fiscal Year-End" table in this Proxy Statement. All restricted shares will vest immediately upon a change in control of the company. Participants are paid dividends with respect to their unvested restricted shares.

(5) The exercise price of the stock options is equal to the closing price of our common stock on the grant date. Stock options vest based on the schedules described in the footnotes to the "Outstanding Equity Awards at Fiscal Year-End" table in this Proxy Statement. All stock options will vest immediately upon a change in control of the company. Holders of stock options do not receive dividend equivalents or have any voting rights with respect to the shares of common stock underlying the options.

(6) The amounts shown are the grant date fair value of the awards. The assumptions used to determine such values are described in Note 11 of our audited consolidated financial statements in our Form 10-K for the year ended December 31, 2009.

OUTSTANDING EQUITY AWARDS VALUE AT FISCAL YEAR-END TABLE

The following table provides information on the holdings of stock options and restricted stock awards by our named executive officers outstanding as of December 31, 2009. The market value of stock awards is based on the closing price of our stock on December 31, 2009, which was $5.46.

	Option Awards					Stock Awards			
Name and Principal Position	Number of Securities Underlying Unexercised Options (Exercisable)(1)	Number of Securities Underlying Unexercised Options (Unexercisable)(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(2)	Option Exercise Price	Option Expiration Date	Number of Shares of Stock or Units that Have Not Vested	Market Value of Shares of Stock or Units of Stock that Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested
Ralph P. Scozzafava	108,646	108,646		14.92	06/18/2017	6,666(3)	$36,396		
Chairman & Chief	62,500	187,500		10.48	02/01/2018				
Executive Officer			100,000	11.44	03/14/2018			50,000(2)	$273,000
Steven G. Rolls			24,000	12.90	04/08/2018			12,000(2)	65,520
Chief Financial Officer						10,000(3)	54,600		
						10,000(3)	54,600		
Jon D. Botsford			24,000	11.44	03/14/2018			12,000(2)	65,520
Senior Vice President, General Counsel & Secretary						12,500(3)	68,250		
Raymond J. Johnson	—	30,000		3.63	05/06/2016	15,000(3)	81,900		
Senior Vice President — Global Supply Chain								15,000(4)	81,900
Edward D. Teplitz			24,000	11.44	03/14/2018			12,000(2)	65,520
President — Thomasville & Drexel Heritage						2,000(3)	10,920		

(1) Mr. Scozzafava's stock options set forth in the table were granted ten years prior to the expiration date and vest in four equal annual installments on the anniversary of the grant date. Mr. Johnson's stock options set forth in the table were granted seven years prior to the expiration date and vest in three equal annual installments on the anniversary of the grant date.

(2) Amounts represent the target level of payout of stock options and shares of restricted stock underlying outstanding awards. Payout of the stock options and shares of restricted stock are subject to the achievement of net earnings goals for 2009. Because we did not achieve the target net earnings, all awards were forfeited in February 2010.

(3) Shares of restricted stock vest in three equal annual installments commencing on the following dates: Mr. Scozzafava— June 18, 2008; Mr. Rolls— April 16, 2009 and April 8, 2010; Mr. Botsford — February 11, 2010; Mr. Johnson— February 2, 2010, and Mr. Teplitz— October 10, 2010.

(4) This amount represents the target level of payout of shares of restricted stock underlying outstanding awards. Shares of restricted stock vest in full upon the attainment of three year return on invested capital during the January 1, 2009 to December 31, 2011 performance period.

OPTION EXERCISES AND STOCK VESTED IN 2009

The following table provides information on stock option exercises and the vesting of restricted stock awards for the named executive officers during 2009.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting(1)
Ralph P. Scozzafava. . . .	—	$—	6,667	$23,468
Steven G. Rolls	—	—	5,000	11,200
Jon D. Botsford	—	—	—	—
Raymond J. Johnson . . .	—	—	—	—
Edward D. Teplitz	—	—	—	—

(1) Represents the amount realized based on the fair market value of our common stock on the vesting date. The fair market value was determined using the high and low value of our common stock on the vesting date.

NONQUALIFIED DEFERRED COMPENSATION

The table below provides information on the nonqualified deferred compensation of the named executives in 2009, under our Deferred Compensation Plan. Our Deferred Compensation Plan is a nonqualified, unfunded defined contribution plan. The plan allows highly compensated employees, including executive officers, to defer up to 100% of salary and other eligible compensation. Company matching contributions are made at the same rate as provided in our qualified 401(k) plan on earnings in excess of the tax code limit of $245,000 in 2009 and are immediately vested. All contributions to the Deferred Compensation Plan are credited with Moody's AA interest, which was 5.49% for 2009. Participants begin receiving distributions after retirement or termination of employment.

Name	Executive Contributions in Last Fiscal Year	Registrant Contributions in Last Fiscal Year	Aggregate Earnings in Last Fiscal Year	Aggregate Balance at Last Fiscal Year End
Ralph P. Scozzafava	—	—	$8,291	$134,015
Steven G. Rolls	—	—	1,693	27,367
Jon D. Botsford	—	—	—	—
Raymond J. Johnson	—	—	—	—
Edward D. Teplitz	—	—	—	—

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

The section below describes the payments that may be made to named executive officers upon an executive's employment with our company being terminated pursuant to individual agreements in effect on December 31, 2009. This section assumes that the named executive officer left our company on December 31, 2009, and as such, this section does not describe the subsequent amendments or new agreements that were entered into after December 31, 2009 and that are described in the Compensation Discussion and Analysis in this Proxy Statement.

Employment Agreements

We entered into an employment agreement with Ralph P. Scozzafava effective June 18, 2007, and subsequently amended it on May 1, 2008. The terms of this agreement terminate effective June 30, 2010. Under the terms of Mr. Scozzafava's employment agreement in effect on December 31, 2009, if Mr. Scozzafava is terminated by us without cause or if he is constructively terminated at anytime, including following a change in control of our company, he is entitled to receive the following under the terms of the agreement:

- three years of base salary payable plus a payment that represents three times the average short-term (annual) incentive paid in the past three years prior to termination payable in a single lump sum payment;
- a prorated bonus under the Long-Term Incentive Plan in effect on the termination date and payable when, and only if, it would otherwise be payable to Mr. Scozzafava if he had remained employed;
- a single lump sum payment for two years of continued medical and dental coverage, including a tax gross-up;
- immediate vesting of certain unvested options and restricted stock awards that were awarded to him under his employment agreement and immediate vesting of any other unvested equity awards that were outstanding on the date of the termination of his employment if pursuant to the terms of the awards and our equity plans he is entitled to accelerated vesting; and
- reimbursement for expenses associated with outplacement services, job search expenses and financial counseling costs up to $40,000.

In addition, if Mr. Scozzafava's employment is terminated by us without cause or he is constructively terminated within six months prior to a change in control of our company, we will pay Mr. Scozzafava a cash payment equal to the fair market value of all unvested restricted stock awards on the date Mr. Scozzafava's employment is terminated plus the difference of the fair market value of any unexercised stock options less the exercise price of the unexercised options. For a period of twelve months following termination of his employment, Mr. Scozzafava will be subject to a non-compete.

Constructive termination under the agreement means termination by Mr. Scozzafava due to a material diminution in Mr. Scozzafava's authority, duties or responsibilities; a change in the geographic location of the executive's position, or a material reduction in base pay, incentive compensation and benefits.

Executive Severance Plan

Our Executive Severance Plan covers certain executives, including our named executive officers other than Mr. Scozzafava. Under the plan in effect on December 31, 2009, if the executive's employment is terminated by us without cause or the executive is constructively terminated, the executive is entitled to receive the following:

- one and one-half years of base salary plus a payment that represents one and one-half times the average award paid to the executive under the Short-Term Incentive Plan over the past three years prior to termination payable in a single lump sum payment;
- a prorated bonus under the Long-Term Incentive Plan in effect on the termination date and payable when, and only if, it would otherwise be payable to the executive had the executive remained employed;
- immediate vesting of any other unvested equity awards that were outstanding on the date of termination if pursuant to the terms of the awards and our equity plans the executive is entitled to accelerated vesting;
- payment for the value of company provided benefits for one year from the date of termination, which includes medical and dental coverage, including a tax gross up, and premiums for life insurance coverage; and
- reimbursement for expenses associated with financial counseling, legal fees and job search costs up to $40,000.

For a period of twelve months following termination of employment, each executive will be subject to a non-compete. Constructive termination under the plan means termination of employment due to a material diminution in the executive's authority, duties or responsibilities; a change in the geographic location of the executive's position, or a material reduction in base pay, incentive compensation and benefits.

Change in Control Agreements

We entered into Change in Control Agreements with each of our named executive officers, other than Mr. Scozzafava. These agreements expire on December 31, 2010.

Pursuant to the agreements in effect on December 31, 2009, on a change in control of our company, all unvested equity grants held by an executive will immediately vest on the date of the change in control pursuant to the terms of the awards and our equity plans, and the executive will receive in a lump sum a prorated payment under the Long-Term Incentive Plan and Short-Term Incentive Plan in effect on the date of the change in control.

If six months prior to a change in control or two years following a change in control of our company, an executive's employment is either terminated without cause or his or her employment is constructively terminated, the executive will be entitled to the following payments:

- A severance payment payable in a single lump sum equal to one and one-half years of base salary plus the full year short-term (annual) incentive target for the year of termination;

- Payment for the value of company provided benefits for one and one-half years. These benefits consist of premiums for medical and dental coverage, including a tax gross-up, company match to the 401(k) and deferred compensation plans, retirement plan accrual (if applicable), and premiums for life insurance coverage;
- Reimbursement for expenses associated with financial counseling and associated legal fees, and job search costs up to $40,000; and
- Job search counseling and assistance at the executive level from an out-placement provider of our choice.

Termination and Change in Control Table for 2009

The tables below outline the potential payments to our Chief Executive Officer and other named executive officers upon the occurrence of certain termination triggering events. The amounts in the tables assume that the listed officer left our company effective December 31, 2009 and that the price per share of our common stock on that date was $5.46. Amounts actually received should any of the named executive officers cease to be employed by our company will vary based on factors such as the timing during the year of any such event, our stock price, and any changes to our benefit arrangements and policies. Specifically, Mr. Scozzafava's employment agreement was amended effective July 1, 2010 to among other things, and the Human Resources Committee has committed to amend the executives' agreements to, eliminate excise tax gross-ups by December 31, 2011. Named executed officers will be entitled to receive all amounts accrued and vested under our 401(k) plan and deferred compensation plans in which the named executive officer participates. These amounts will be determined and paid in accordance with the applicable plans and are not included in the tables because they are not termination payments.

Ralph P. Scozzafava
Chairman of the Board & Chief Executive Officer

Executive Benefits & Payments Upon Termination(1)	Voluntary Termination	Involuntary Termination		Death	Disability	Change in Control(7)
		For Cause	Not For Cause			
Compensation						
Severance	—	—	$2,775,000	—	—	$ 2,775,000
Short-Term Incentive Plan(2)	—	—	—	—	—	—
Long-Term Incentive Plan(2)	—	—	—	—	—	—
Stock Options (Unvested & Accelerated)(3)	—	—	—	—	—	—
Restricted Stock (Unvested & Accelerated)(3)	—	—	36,399	—	—	309,399
Restricted Stock Units (Unvested & Accelerated)(3)	—	—	—	—	—	4,000,015
Benefits						
Benefits Continuation(4)	—	—	66,691	—	—	66,691
280G Tax Gross-Up(5)	—	—	—	—	—	3,079,723
Other Benefits(6)	—	—	40,000	—	—	40,000
TOTAL	—	—	$2,918,090	—	—	$10,270,828

Steven G. Rolls
Chief Financial Officer

Executive Benefits & Payments Upon Termination(1)	Voluntary Termination	Involuntary Termination: For Cause	Involuntary Termination: Not For Cause	Death	Disability	Change in Control(7)
Compensation						
Severance	—	—	$1,140,000	—	—	$1,140,000
Short-Term Incentive Plan(2)	—	—	—	—	—	—
Long-Term Incentive Plan(2)	—	—	—	—	—	—
Stock Options (Unvested & Accelerated)(3)	—	—	—	—	—	—
Restricted Stock (Unvested & Accelerated)(3)	—	—	—	—	—	174,720
Restricted Stock Units (Unvested & Accelerated)(3)	—	—	—	—	—	750,011
Benefits						
Benefits Continuation(4)	—	—	41,723	—	—	65,731
280G Tax Gross-Up(5)	—	—	—	—	—	804,943
Other Benefits(6)	—	—	40,000	—	—	104,257
TOTAL	—	—	$1,221,723	—	—	$3,039,662

Jon D. Botsford
Senior Vice President, General Counsel & Secretary

Executive Benefits & Payments Upon Termination(1)	Voluntary Termination	Involuntary Termination: For Cause	Involuntary Termination: Not For Cause	Death	Disability	Change in Control(7)
Compensation						
Severance	—	—	$525,000	—	—	$ 787,500
Short-Term Incentive Plan(2)	—	—	—	—	—	—
Long-Term Incentive Plan(2)	—	—	—	—	—	—
Stock Options (Unvested & Accelerated)(3)	—	—	—	—	—	—
Restricted Stock (Unvested & Accelerated)(3)	—	—	—	—	—	111,018
Restricted Stock Units (Unvested & Accelerated)(3)	—	—	—	—	—	499,986
Benefits						
Benefits Continuation(4)	—	—	38,799	—	—	59,148
280G Tax Gross-Up(5)	—	—	—	—	—	506,392
Other Benefits(6)	—	—	40,000	—	—	101,351
TOTAL	—	—	$603,799	—	—	$2,065,395

Raymond J. Johnson
Senior Vice President- Global Supply Chain

Executive Benefits & Payments Upon Termination(1)	Voluntary Termination	Involuntary Termination		Death	Disability	Change in Control(7)
		For Cause	Not For Cause			
Compensation						
Severance	—	—	$ 847,500	—	—	$ 933,750
Short-Term Incentive Plan(2)	—	—	—	—	—	—
Long-Term Incentive Plan(2)	—	—	—	—	—	—
Stock Options (Unvested & Accelerated)(3)	—	—	—	—	—	—
Restricted Stock (Unvested & Accelerated)(3)	—	—	122,098	$149,349	$149,349	272,950
Restricted Stock Units (Unvested & Accelerated)(3)	—	—	—	—	—	212,392
Benefits						
Benefits Continuation(4)	—	—	34,621	—	—	53,721
280G Tax Gross-Up(5)	—	—	—	—	—	—
Other Benefits(6)	—	—	40,000	—	—	107,527
TOTAL	—	—	$1,044,219	$149,349	$149,349	$1,580,340

Edward D. Teplitz
President- Thomasville & Drexel Heritage

Executive Benefits & Payments Upon Termination(1)	Voluntary Termination	Involuntary Termination		Death	Disability	Change in Control(7)
		For Cause	Not For Cause			
Compensation						
Severance	—	—	$608,438	—	—	$ 936,000
Short-Term Incentive Plan(2)	—	—	—	—	—	—
Long-Term Incentive Plan(2)	—	—	—	—	—	—
Stock Options (Unvested & Accelerated)(3)	—	—	—	—	—	—
Restricted Stock (Unvested & Accelerated)(3)	—	—	—	—	—	76,440
Restricted Stock Units (Unvested & Accelerated)(3)	—	—	—	—	—	499,986
Benefits						
Benefits Continuation(4)	—	—	41,408	—	—	63,584
280G Tax Gross-Up(5)	—	—	—	—	—	625,008
Other Benefits(6)	—	—	40,000	—	—	107,527
TOTAL	—	—	$689,846	—	—	$2,308,545

(1) For purposes of this analysis, we assumed the compensation of each executive is as follows: Mr. Scozzafava, current base salary is equal to $750,000 with a short-term incentive target equal to 100% of base salary; Mr. Rolls, current base salary is equal to $475,000 with a short-term incentive target equal to 60% of base salary; Mr. Botsford, current base salary is equal to $350,000 with a short-term incentive target equal to 50% of base salary; Mr. Johnson, current base salary is equal to $415,000 with a short-term incentive target equal to 50% of base salary; and Mr. Teplitz, current base salary is equal to $390,000 with a short-term incentive target equal to 60% of base salary.

(2) The table does not include payments under the 2009 Short-Term Incentive Plan because performance targets were not met. Assumes that no payouts will be made under the 2008 Long-Term Incentive Plan because it is not probable that the performance targets will be achieved.

(3) All unvested stock options and restricted stock awards accelerate and vest immediately on a change in control. As of December 31, 2009, the share price appreciation objectives and service based retention periods for restricted stock units have not been achieved, and as a result, the restricted stock units payout at $3.13 per share on a change in control.

(4) Benefits continuation include the cost of continuing health, vision and dental coverage, grossed up for federal and state taxes, as well as life insurance, accidental death and dismemberment insurance, and maximum potential employer matching 401(k) contributions.

(5) If the "parachute payment" (severance plus value of accelerated equity) is greater than 2.99 times the average W-2 reported compensation for the preceding five years, then the amount to be paid to the executive will be reduced so that the aggregate payment does not exceed such amount and is not subject to an "excise tax" on the portion of the parachute payment that exceeds one times the average W-2 reported compensation for the preceding years. This applies unless the parachute payment exceeds the product of 2.99 times the average W-2 reported compensation for the preceding five years by an amount greater than 10% of such product. If this occurs, per the agreements with each individual, an additional "gross up payment" equal to the value of the excise tax imposed will be paid.

(6) Other benefits include cost of outplacement services, reasonable job hunting expenses, and travel expenses up to $40,000, as well as potential tax gross-ups provided for in individual agreements.

(7) Assumes that the executive was involuntarily terminated-not for cause following a change in control.

OWNERSHIP OF SECURITIES

Ownership of Our Voting Stock

The following table provides information about the beneficial ownership of shares of our common stock as of March 15, 2010, by each person or group that, to our knowledge, beneficially owns more than 5% of the outstanding shares of common stock; by each of our current directors and each nominee for election as a director; by each of our named executive officers; and all of our directors and named executive officers as a group. The persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and unless otherwise noted in the notes that follow. Percentage of beneficial ownership is based on 48,475,055 shares of common stock outstanding as of the close of business on March 15, 2010. Each share of common stock is entitled to one vote.

Unless otherwise indicated below, the address for each listed director and executive officer is Furniture Brands International, Inc., 1 North Brentwood Boulevard, 15th Floor, St. Louis, Missouri 63105.

Name of Beneficial Owner	Number of shares	Percent
5% Stockholder		
Samson Holding Ltd.(1)	7,221,373	14.90%
FMR LLC(2)	6,169,049	12.73%
BlackRock, Inc.(3)	3,926,167	8.10%
Dimensional Fund Advisors LP(4)	3,325,212	6.86%
Royce & Associates, LLC(5)	2,854,400	5.89%
Executive Officers and Directors		
Ralph P. Scozzafava(6)	483,646	1.00%
Steven G. Rolls(7)	50,000	*
Jon D. Botsford(8)	32,500	*
Raymond J. Johnson(9)	25,000	*
Edward D. Teplitz(10)	22,000	*
Wilbert G. Holliman(11)	428,415	*
John R. Jordan, Jr.(12)	7,000	*
Ira D. Kaplan(13)	9,775	*
Maureen A. McGuire(14)	18,775	*
Bob L. Martin(12)	27,500	*
Aubrey B. Patterson(12)	12,000	*
Alan G. Schwartz(13)	9,775	*
James M. Zimmerman	—	*
All Directors and Executive Officers as a Group(13)	1,126,386	2.30%

* Less than one percent.

(1) According to a Schedule 13D/A filed by Samson Holding Ltd. with the SEC on February 22, 2008, this consists of 7,221,373 shares of common stock beneficially owned by Samson Holding Ltd., which we refer to as Samson. According to the filing, Samson has shared voting power and shared dispositive power over 7,221,373 shares of common stock. Also included as reporting persons are Advent Group Limited, Magnificent Capital Holding Limited, Mr. Shan Huei Kuo and Ms. Yi-Mei Liu, all of whom have shared voting power and shared dispositive power as to 7,211,373, all as a result of their direct or indirect ownership of a controlling interest in Samson and which or whom may be deemed to beneficially own and have shared power to vote, dispose or to direct the disposition of those shares beneficially owned by Samson. The address of Samson is Level 28, Three Pacific Place, 1 Queen's Road East, Hong Kong.

(2) According to a Schedule 13G/A filed by FMR LLC with the SEC on February 16, 2010, this consists of 6,169,049 shares beneficially held by FMR LLC, as a result of acting as an investment adviser or investment manager to various investment companies or institutional accounts. According to the Schedule 13G/A, FMR LLC has sole voting power over 548,100 shares of common stock

and sole dispositive power over 6,169,049 shares of common stock. The address of FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109.

(3) According to a Schedule 13G filed by BlackRock, Inc. with the SEC on January 29, 2010, this consists of 3,926,167 shares beneficially owned by BlackRock, Inc. According to the filing, BlackRock, Inc. has sole voting power and sole dispositive power over all of the shares. The address for BlackRock, Inc is.40 East 52nd Street, New York, New York 10022.

(4) According to a Schedule 13G/A filed by Dimensional Fund Advisors LP with the SEC on February 8, 2010, this consists of 3,325,212 shares beneficially held by Dimensional Fund Advisors LP, which we refer to as DFA. The securities are owned by various investment companies, trusts and separate accounts that DFA serves as investment advisor with power to direct investments and/or sole power to vote the securities. According to the Schedule 13G/A, DFA has sole voting power over 3,254,647 shares of common stock and sole dispositive power over 3,325,212 shares of common stock. The address of DFA is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746.

(5) According to a Schedule 13G filed by Royce & Associates, LLC with the SEC on January 25, 2010, this consists of 2,854,400 shares of common stock beneficially owned by Royce & Associates, LLC. According to the filing, Royce & Associates, LLC has sole voting power and sole dispositive power over all of the shares. The address of Royce & Associates, LLC is 745 Fifth Avenue, New York, New York 10151.

(6) Includes 233,646 shares of common stock subject to options that are exercisable within 60 days of March 15, 2010. Also includes 6,666 shares of common stock underlying restricted stock awards with which Mr. Scozzafava has sole voting power but no current investment power and 230,000 shares held in a revocable trust.

(7) Includes 20,000 shares of common stock underlying restricted stock awards with which Mr. Rolls has sole voting power but no current investment power.

(8) Includes 8,333 shares of common stock underlying restricted stock awards with which Mr. Botsford has sole voting power but no current investment power.

(9) Includes 10,000 shares of common stock subject to options that are exercisable within 60 days of March 15, 2010. Also includes 10,000 shares of common stock underlying restricted stock awards with which Mr. Johnson has sole voting power but no current investment power.

(10) Includes 2,000 shares of common stock underlying restricted stock awards with which Mr. Teplitz has sole voting power but no current investment power.

(11) Includes 278,000 shares of common stock subject to options that are exercisable within 60 days of March 15, 2010. Also includes 5,000 shares of common stock underlying restricted stock awards with which Mr. Holliman has sole voting power but no current investment power.

(12) Includes 5,000 shares of common stock underlying restricted stock awards with which the director has sole voting power but no current investment power.

(13) Includes 8,804 shares of common stock underlying restricted stock awards with which the director has sole voting power but no current investment power.

(14) Includes 18,775 shares of common stock underlying restricted stock awards with which Ms. McGuire has sole voting power but no current investment power.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires directors and executive officers and persons who own more than ten percent of a registered class of equity securities to file with the U.S. Securities and Exchange Commission (SEC) initial reports of ownership and reports of changes in ownership of common stock and other equity securities of our company. Such reporting persons are required by rules of the SEC to furnish us with copies of all Section 16(a) reports they file. To our knowledge, based solely upon a review of Section 16(a) reports furnished to us for fiscal year 2009 and written representations that no reports on Form 5 were required, we believe that our directors, executive officers and greater than ten percent stockholders complied with all Section 16(a) filing requirements applicable to them with respect to transactions during 2009.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policies and Procedures

The Governance and Nominating Committee is responsible for review, approval, or ratification of "related person transactions" involving our company and related persons. A related person is a director, officer, nominee for director, or 5% stockholder of our company, and their immediate family members. We have adopted written policies and procedures that apply to any transaction or series of transactions in which we are a participant, the amount involved exceeds $120,000, and a related person has a direct or indirect material interest.

Under our Corporate Governance Guidelines, the Governance and Nominating Committee will in addition to any other factors that it deems appropriate, analyze whether the terms are fair to our company, whether the transaction is material, the role of the related person in the transaction, the structure of the transaction and the interests of all related persons in the transaction. A related person transaction will only be approved or ratified by the Governance and Nominating Committee if the transaction is beneficial to us and the terms are fair to us.

Management presents all related person transactions to the Governance and Nominating Committee for review. The Governance and Nominating Committee determines whether the related person has a material interest in a transaction and may approve, ratify, rescind, or take other action with respect to the transaction in its discretion.

Related Person Transactions

In 2007, Samson Holding Ltd., and entities affiliated with Samson Holding, acquired more than five percent of our common stock in open market transactions. Prior to their acquisition and since their acquisition of our stock, we have purchased certain case goods from entities affiliated with Samson Holding. We paid entities affiliated with Samson Holding approximately $21.1 million for goods that we purchased during 2009.

One of our subsidiaries, Action Transport, Inc., leases trucks, trailers and other equipment through a division of BancorpSouth, Inc. Aubrey B. Patterson, a director of our company, is the Chairman and Chief Executive Officer of BancorpSouth, Inc., and in 2009, we paid the leasing division of BancorpSouth approximately $773,000 pursuant to the terms of these leases.

We paid Wilbert G. Holliman, a current director of our company and our former Chief Executive Officer, $1 million on January 1, 2009, pursuant to the terms of his employment agreement dated January 1, 1999, as amended in January 2005. Under the terms of this agreement, we agreed to pay Mr. Holliman following his retirement as Chief Executive Officer, $1 million per year for four years commencing on January 1, 2009. In 2009, we also paid Mr. Holliman retirement benefits of approximately $577,000 under our Supplemental Executive Retirement and Deferred Compensation Plans, which Mr. Holliman participated in while employed by our company.

OTHER MATTERS

Stockholder Proposals

Under SEC rules, a stockholder who intends to present a proposal, including nomination of a director, at our 2011 Annual Meeting of Stockholders and who wishes the proposal to be included in the proxy statement for that meeting must submit the proposal in writing to Jon D. Botsford, our Corporate Secretary, at 1 North Brentwood Boulevard, 15th Floor, St. Louis, Missouri 63105, before November 19, 2010. SEC rules set standards for the types of stockholder proposals and the information that must be provided by the stockholder making the request.

A stockholder may also submit a proposal to be considered at our 2011 Annual Meeting of Stockholders pursuant to our Bylaws. If a stockholder wants to submit a proposal for the 2011 Annual Meeting, the stockholder must submit the proposal or nomination between January 7, 2011 and February 6, 2011. If the 2011 Annual Meeting of Stockholders is held more than 30 days before or 60 days after the anniversary of the 2010 Annual Meeting, the stockholder must submit any such proposal or nomination no earlier than the 120th day before the 2011 Annual Meeting and no later than the 90th day before the 2011 Annual Meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. The submission must include information specified in our Bylaws concerning the proposal or nominee, as the case may be, and information as to the stockholder's ownership of our stock. We will not entertain any proposals or nominations at the annual meeting that do not meet the requirements set forth in our Bylaws. To make a submission or to request a copy of our Bylaws, stockholders should contact our Corporate Secretary. We strongly encourage stockholders to seek advice from knowledgeable counsel before submitting a proposal or a nomination.

Other Information

We do not know of any matters that may properly come before the meeting other than those referred to in the accompanying Notice of Annual Meeting of Stockholders or other matters incident to the conduct of the meeting. As to any other matter or proposal that may properly come before the meeting, including voting for the election of any person as a director in place of a nominee named herein who becomes unable or declines to serve and voting on a proposal omitted from this proxy statement pursuant to the rules of the SEC, proxies will be voted in accordance with the discretion of the proxy holders.

By Order of the Board of Directors,



Jon D. Botsford
Corporate Secretary

March 19, 2010

(This page intentionally left blank)

2010 OMNIBUS INCENTIVE PLAN

Furniture Brands International, Inc., a Delaware corporation (the "Company"), sets forth herein the terms of its 2010 Omnibus Incentive Plan (the "Plan"), as follows:

1. PURPOSE

The Plan is intended to enhance the Company's and its Affiliates' (as defined herein) ability to attract and retain highly qualified officers, directors, key employees, and other persons, and to motivate such persons to serve the Company and its Affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the Plan provides for the grant of stock options, stock appreciation rights, restricted stock, stock units (including deferred stock units), unrestricted stock, dividend equivalent rights, and cash bonus awards. Any of these awards may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms hereof. Stock options granted under the Plan may be non-qualified stock options or incentive stock options, as provided herein, except that stock options granted to outside directors and any consultants or advisers providing services to the Company or an Affiliate shall in all cases be non-qualified stock options.

As of the date that the Company's stockholders adopt this Plan, any of the shares of Stock authorized for issuance under the Furniture Brands International, Inc. 2008 Incentive Plan (the "Prior Plan") in excess of the number of shares reserved for awards that have been made under the Prior Plan shall be transferred into this Plan and shall become available for grant under this Plan. From and after the date that the Company's stockholders adopt this Plan, no further awards shall be made under the Prior Plan.

2. DEFINITIONS

For purposes of interpreting the Plan and related documents (including Award Agreements), the following definitions shall apply:

2.1 *"Affiliate"* means, with respect to the Company, any company or other trade or business that controls, is controlled by or is under common control with the Company within the meaning of Rule 405 of Regulation C under the Securities Act, including, without limitation, any Subsidiary. For purposes of granting stock options or stock appreciation rights, an entity may not be considered an Affiliate unless the Company holds a "controlling interest" in such entity, where the term "controlling interest" has the same meaning as provided in Treasury Regulation 1.414(c)-2(b)(2)(i), provided that the language "at least 50 percent" is used instead of "at least 80 percent" and, provided further, that where granting of stock options or stock appreciation rights is based upon a legitimate business criteria, the language "at least 20 percent" is used instead of "at least 80 percent" each place it appears in Treasury Regulation 1.414(c)-2(b)(2)(i).

2.2 *"Applicable Laws"* means the legal requirements relating to the Plan and the Awards under applicable provisions of the corporate, securities, tax and other laws, rules, regulations and government orders, and the rules of any applicable stock exchange or national market system, of any jurisdiction applicable to Awards granted to residents therein.

2.3 *"Award"* means a grant of an Option, Stock Appreciation Right, Restricted Stock, Unrestricted Stock, Stock Unit, Dividend Equivalent Rights, Performance Share, Performance Unit or cash award under the Plan.

2.4 *"Award Agreement"* means the agreement between the Company and a Grantee that evidences and sets out the terms and conditions of an Award.

2.5 *"Benefit Arrangement"* shall have the meaning set forth in **Section 15** hereof.

2.6 *"Board"* means the Board of Directors of the Company.

2.7 *"Cause"* means, as determined by the Board and unless otherwise provided in an applicable agreement with the Company or an Affiliate, (a) a Grantee's conviction of any crime (whether or not involving the Company) constituting a felony in the jurisdiction involved; (b) conduct of a Grantee related to the Grantee's employment for which either criminal or civil penalties against the Grantee or the Company may be sought; (c) material violation of the Company's policies, including the disclosure or misuse of confidential information, or those set forth in Company manuals or statements of policy; or (d) serious neglect or misconduct in the performance of a Grantee's duties for the Company or willful or repeated failure or refusal to perform such duties.

2.8 *"Code"* means the Internal Revenue Code of 1986, as now in effect or as hereafter amended.

2.9 *"Committee"* means a committee of, and designated from time to time by resolution of, the Board, which shall be constituted as provided in **Section 3.2**.

2.10 *"Company"* means Furniture Brands International, Inc.

2.11 *"Corporate Transaction"* means (i) the dissolution or liquidation of the Company or a merger, consolidation, or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of substantially all of the assets of the Company to another person or entity, or (iii) any transaction (including without limitation a merger or reorganization in which the Company is the surviving entity) which results in any person or entity (other than persons who are stockholders or affiliates immediately prior to the transaction) owning 50% or more of the combined voting power of all classes of stock of the Company.

2.12 *"Covered Employee"* means a Grantee who is a covered employee within the meaning of Section 162(m)(3) of the Code.

2.13 *"Disability"* means, as determined by the Board and unless otherwise provided in an applicable agreement with the Company or an Affiliate, the Grantee is unable to perform each of the essential duties of such Grantee's position by reason of a medically determinable physical or mental impairment which is potentially permanent in character or which can be expected to last for a continuous period of not less than 12 months; provided, however, that, with respect to rules regarding expiration of an Incentive Stock Option following termination of the Grantee's Service, Disability shall mean the Grantee is unable to engage in any substantial gainful activity by reason of a medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months.

2.14 *"Dividend Equivalent Right"* means a right, granted to a Grantee under **Section 12** hereof, to receive cash, Stock, other Awards or other property equal in value to dividends paid with respect to a specified number of shares of Stock, or other periodic payments.

2.15 *"Effective Date"* means February 26, 2010, the date the Plan was approved by the Board.

2.16 *"Exchange Act"* means the Securities Exchange Act of 1934, as now in effect or as hereafter amended.

2.17 *"Fair Market Value"* means the value of a share of Stock, determined as follows: if on the Grant Date or other determination date the Stock is listed on an established national or regional stock exchange, or is publicly traded on an established securities market, the Fair Market Value of a share of Stock shall be the closing price of the Stock on such exchange or in such market (if there is more than one such exchange or market the Board shall determine the appropriate exchange or market) on the Grant Date or such other determination date (or if there is no such reported closing price, the Fair Market Value shall be the mean between the highest bid and lowest asked prices or between the high and low sale prices on such trading day) or, if no sale of Stock is reported for such trading day, on the next preceding day on which any sale shall have been reported. If the Stock is not listed on such an exchange or traded on such a market, Fair Market Value shall be the value of the Stock as determined by the Board by the reasonable application of a reasonable valuation method, in a manner consistent with Section 409A of the Code ("Code Section 409A").

2.18 *"Family Member"* means a person who is a spouse, former spouse, child, stepchild, grandchild, parent, stepparent, grandparent, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother, sister, brother-in-law, or sister-in-law, including adoptive relationships, of the Grantee, any person sharing the Grantee's household (other than a tenant or employee), a trust in which any one or more of these persons have more than fifty percent of the beneficial interest, a foundation in which any one or more of these persons (or the Grantee) control the management of assets, and any other entity in which one or more of these persons (or the Grantee) own more than fifty percent of the voting interests.

2.19 *"Grant Date"* means, as determined by the Board, the latest to occur of (i) the date as of which the Board approves an Award, (ii) the date on which the recipient of an Award first becomes eligible to receive an Award under **Section 6** hereof, or (iii) such other date as may be specified by the Board.

2.20 *"Grantee"* means a person who receives or holds an Award under the Plan.

2.21 *"Incentive Stock Option"* means an "incentive stock option" within the meaning of Section 422 of the Code, or the corresponding provision of any subsequently enacted tax statute, as amended from time to time.

2.22 *"Long-Term Incentive Award"* means an Award made subject to the attainment of performance goals (as described in **Section 14.6**) over a performance period of up to ten (10) years.

2.23 *"Non-qualified Stock Option"* means an Option that is not an Incentive Stock Option.

2.24 *"Option"* means an option to purchase one or more shares of Stock pursuant to the Plan.

2.25 *"Option Price"* means the exercise price for each share of Stock subject to an Option.

2.26 *"Other Agreement"* shall have the meaning set forth in **Section 15** hereof.

2.27 *"Outside Director"* means a member of the Board who is not an officer or employee of the Company.

2.28 *"Performance-Based Compensation"* means compensation under an Award that is intended to satisfy the requirements of Code Section 162(m) for certain performance-based compensation paid to Covered Employees. Notwithstanding the foregoing, nothing in this Plan shall be construed to mean that an Award which does not satisfy the requirements for performance-based compensation under Code Section 162(m) does not constitute performance-based compensation for other purposes, including Code Section 409A.

2.29 *"Performance Measures"* means measures as described in **Section 14.6** on which the performance goals are based and which are approved by the Company's shareholders pursuant to this Plan in order to qualify Awards as Performance-Based Compensation.

2.30 *"Performance Period"* means the period of time during which the performance goals must be met in order to determine the degree of payout and/or vesting with respect to an Award.

2.31 *"Performance Share"* means an Award under **Section 14** herein and subject to the terms of this Plan, denominated in shares of Stock, the value of which at the time it is payable is determined as a function of the extent to which corresponding performance criteria have been achieved.

2.32 *"Performance Unit"* means an Award under **Section 14** herein and subject to the terms of this Plan, denominated in units, the value of which at the time it is payable is determined as a function of the extent to which corresponding performance criteria have been achieved.

2.33 *"Plan"* means this Furniture Brands International, Inc. 2010 Omnibus Incentive Plan.

2.34 *"Purchase Price"* means the purchase price for each share of Stock pursuant to a grant of Restricted Stock, Stock Units or Unrestricted Stock.

2.35 *"Reporting Person"* means a person who is required to file reports under Section 16(a) of the Exchange Act.

2.36 *"Restricted Stock"* means shares of Stock, awarded to a Grantee pursuant to **Section 10** hereof.

2.37 *"SAR Exercise Price"* means the per share exercise price of a SAR granted to a Grantee under **Section 9** hereof.

2.38 *"Securities Act"* means the Securities Act of 1933, as now in effect or as hereafter amended.

2.39 *"Service"* means service as a Service Provider to the Company or an Affiliate. Unless otherwise stated in the applicable Award Agreement, a Grantee's change in position or duties shall not result in interrupted or terminated Service, so long as such Grantee continues to be a Service Provider to the Company or an Affiliate. Subject to the preceding sentence, whether a termination of Service shall have occurred for purposes of the Plan shall be determined by the Board, which determination shall be final, binding and conclusive.

2.40 *"Service Provider"* means an employee, officer or director of the Company or an Affiliate, or a consultant or adviser (who is a natural person) currently providing services to the Company or an Affiliate.

2.41 *"Short-Term Incentive Award"* means an Award made subject to attainment of performance goals (as described in **Section 14.6**) over a performance period of up to one year (the Company's fiscal year, unless otherwise specified by the Committee).

2.42 *"Stock"* means the shares of common stock, no par value, of the Company.

2.43 *"Stock Appreciation Right"* or "SAR" means a right granted to a Grantee under **Section 9** hereof.

2.44 *"Stock Unit"* means a bookkeeping entry representing the equivalent of one share of Stock awarded to a Grantee pursuant to **Section 10** hereof.

2.45 *"Subsidiary"* means any "subsidiary corporation" of the Company within the meaning of Section 424(f) of the Code.

2.46 *"Substitute Awards"* means Awards granted upon assumption of, or in substitution for, outstanding awards previously granted by a company or other entity acquired by the Company or any Affiliate or with which the Company or any Affiliate combines.

2.47 *"Ten Percent Stockholder"* means an individual who owns more than ten percent (10%) of the total combined voting power of all classes of outstanding stock of the Company, its parent or any of its Subsidiaries. In determining stock ownership, the attribution rules of Section 424(d) of the Code shall be applied.

2.48 *"Unrestricted Stock"* means an Award pursuant to **Section 11** hereof.

2.49 *"U.S. Grantee"* means any Grantee who is or becomes a taxpayer in the United States.

3. ADMINISTRATION OF THE PLAN

3.1. Board

The Board shall have such powers and authorities related to the administration of the Plan as are consistent with the Company's certificate of incorporation and by-laws and applicable law. The Board shall have full power and authority to take all actions and to make all determinations required or provided for under the Plan, any Award or any Award Agreement, and shall have full power and authority to take all such other actions and make all such other determinations not inconsistent with the specific terms and provisions of the

Plan that the Board deems to be necessary or appropriate to the administration of the Plan, any Award or any Award Agreement. All such actions and determinations shall be by the affirmative vote of a majority of the members of the Board present at a meeting or by unanimous consent of the Board executed in writing in accordance with the Company's certificate of incorporation and by-laws and applicable law. The interpretation and construction by the Board of any provision of the Plan, any Award or any Award Agreement shall be final, binding and conclusive.

3.2. Committee

The Board from time to time may delegate to the Committee such powers and authorities related to the administration and implementation of the Plan, as set forth in **Section 3.1** above and other applicable provisions, as the Board shall determine, consistent with the certificate of incorporation and by-laws of the Company and applicable law.

(i) Except as provided in Subsection (ii) and except as the Board may otherwise determine, the Committee, if any, appointed by the Board to administer the Plan shall consist of two or more Outside Directors of the Company who: (a) qualify as "outside directors" within the meaning of Section 162(m) of the Code and who (b) meet such other requirements as may be established from time to time by the Securities and Exchange Commission for plans intended to qualify for exemption under Rule 16b-3 (or its successor) under the Exchange Act and who (c) comply with the independence requirements of the stock exchange on which the Common Stock is listed.

(ii) The Board may also appoint one or more separate committees of the Board, each composed of one or more directors of the Company who need not be Outside Directors, who may administer the Plan with respect to employees or other Service Providers who are not officers or directors of the Company, may grant Awards under the Plan to such employees or other Service Providers, and may determine all terms of such Awards.

In the event that the Plan, any Award or any Award Agreement entered into hereunder provides for any action to be taken by or determination to be made by the Board, such action may be taken or such determination may be made by the Committee if the power and authority to do so has been delegated to the Committee by the Board as provided for in this Section. Unless otherwise expressly determined by the Board, any such action or determination by the Committee shall be final, binding and conclusive. To the extent permitted by law, the Committee may delegate its authority under the Plan to a member of the Board. Discretionary Awards made to Outside Directors under the Plan must be approved and administered by the Committee.

3.3. Jurisdictions

In order to assure the viability of Awards granted to Grantees employed in various jurisdictions, the Committee may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy, or custom applicable in the jurisdiction in which the Grantee resides or is employed. Moreover, the Committee may approve such supplements to, or amendments, restatements, or alternative versions of, the Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of the Plan as in effect for any other purpose; provided, however, that no such supplements, amendments, restatements, or alternative versions shall increase the share limitations contained in **Section 4.1** of the Plan. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate any Applicable Laws.

3.4. Terms of Awards

Subject to the other terms and conditions of the Plan, the Board shall have full and final authority to:

(i) designate Grantees,

(ii) determine the type or types of Awards to be made to a Grantee,

(iii) determine the number of shares of Stock to be subject to an Award,

(iv) establish the terms and conditions of each Award (including, but not limited to, the exercise price of any Option, the nature and duration of any restriction or condition (or provision for lapse thereof) relating to the vesting, exercise, transfer, or forfeiture of an Award or the shares of Stock subject thereto, the treatment of an Award in the event of a change of control, and any terms or conditions that may be necessary to qualify Options as Incentive Stock Options),

(v) prescribe the form of each Award Agreement evidencing an Award, and

(vi) amend, modify, or supplement the terms of any outstanding Award. Such authority specifically includes the authority, in order to effectuate the purposes of the Plan but without amending the Plan, to make or modify Awards to U.S. Grantees and eligible individuals who are foreign nationals or are individuals who are employed outside the United States to recognize differences in local law, tax policy, or custom. Notwithstanding the foregoing, no amendment, modification or supplement of any Award shall, without the consent of the Grantee, impair the Grantee's rights under such Award.

Notwithstanding any other provision of this Plan or any provision of any Award Agreement, if the Company is required to prepare a material accounting restatement, then the Board shall have the discretion to determine whether any Grantee shall forfeit any Award, in whole or in part, including any cash or shares of Stock received in connection with such Award (or an amount equal to the fair market value of such Stock on the date of delivery if the Grantee no longer holds the shares of Stock) if: (1) the Board or Committee, in their sole discretion, determines that the Grantee engaged in misconduct relating to such accounting restatement, (2) pursuant to the terms of the Award Agreement for such Award, the amount of the Award earned or the vesting in the Award was explicitly based on the achievement of pre-established performance goals set forth in the Award Agreement (including earnings, gains, or other criteria) that are later determined, as a result of the accounting restatement, not to have been achieved, and (3) the Award was earned within the three (3) years following the date of the first public issuance or filing with the Securities and Exchange Commission of the financial statements that subsequently required restatement. In determining the amount of forfeiture, the Company shall credit the Grantee with any taxes already paid in connection with such Award.

In addition, if, at any time within one (1) year after the date on which a Grantee exercises an Option or SAR, or receives payment of a Short-Term Incentive Award, Long-Term Incentive Award, or on which Restricted Shares or Stock Units vest or on which income is realized by a Grantee in connection with any other Award (each of which events shall be a "realization event"), the Board determines in its discretion that the Company has been materially harmed by the Grantee, whether such harm (a) results in the Grantee's termination or deemed termination of employment for Cause or (b) results from any activity of the Grantee determined by the Board to be in competition with any activity of the Company, or otherwise prejudicial, contrary or harmful to the interests of the Company (including, but not limited to, accepting employment with or serving as a consultant, adviser or in any other capacity to an entity that is in competition with or acting against the interests of the Company), then any gain realized by the Grantee from the realization event shall be paid by the Grantee to the Company upon notice from the Company. Such gain shall be determined as of the date of the realization event, without regard to any subsequent change in the Fair Market Value of the Stock. The Company shall have the right to offset such gain against any amounts otherwise owed to the Grantee by the Company (whether as wages, vacation pay, or pursuant to any benefit plan or other compensatory arrangement).

3.5. No Repricing

Notwithstanding anything in this Plan to the contrary, no amendment or modification may be made to an outstanding Option or SAR, including, without limitation, by replacement of Options or SARs with cash or other award type, that would be treated as a repricing under the rules of the stock exchange on which the Stock is listed, in each case, without the approval of the stockholders of the Company, provided, that, appropriate adjustments may be made to outstanding Options and SARs pursuant to **Section 17** or **Section 5.3** and may be made to make changes to achieve compliance with applicable law, including Code Section 409A.

3.6. Deferral Arrangement

The Board may permit or require the deferral of any award payment into a deferred compensation arrangement, subject to such rules and procedures as it may establish, which may include provisions for the payment or crediting of interest or dividend equivalents, including converting such credits into deferred Stock equivalents. Any such deferrals shall be made in a manner that complies with Code Section 409A.

3.7. No Liability

No member of the Board or the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Award or Award Agreement.

3.8. Share Issuance/Book-Entry

Notwithstanding any provision of this Plan to the contrary, the issuance of the Stock under the Plan may be evidenced in such a manner as the Board, in its discretion, deems appropriate, including, without limitation, book-entry registration or issuance of one or more Stock certificates.

4. STOCK SUBJECT TO THE PLAN

4.1. Number of Shares Available for Awards

Subject to adjustment as provided in **Section 17** hereof, the number of shares of Stock available for issuance under the Plan shall be the sum of (i) up to two million (2,000,000) shares and (ii) the number of shares remaining as of the date that this Plan is approved by the Company's stockholders under the Prior Plan and increased by shares of Stock covered by awards granted under the Prior Plan that are not purchased or are forfeited or expire, or otherwise terminate without delivery of any Stock subject thereto, to the extent such shares would again be available for issuance under such Prior Plan. Subject to adjustment as provided in **Section 17** hereof, the number of shares of Stock available for issuance as Incentive Stock Options shall be two million (2,000,000). Stock issued or to be issued under the Plan shall be authorized but unissued shares; or, to the extent permitted by applicable law, issued shares that have been reacquired by the Company.

4.2. Adjustments in Authorized Shares

The Board shall have the right to substitute or assume Awards in connection with mergers, reorganizations, separations, or other transactions to which Section 424(a) of the Code applies. The number of shares of Stock reserved pursuant to **Section 4** shall be increased by the corresponding number of Awards assumed and, in the case of a substitution, by the net increase in the number of shares of Stock subject to Awards before and after the substitution.

4.3. Share Usage

Shares covered by an Award shall be counted as used as of the Grant Date. Any shares of Stock that are subject to Awards shall be counted against the limit set forth in Section 4.1 as one (1) share for every one (1) share subject to an Award. With respect to SARs, the number of shares subject to an award of SARs will be counted against the aggregate number of shares available for issuance under the Plan regardless of the number of shares actually issued to settle the SAR upon exercise. If any shares covered by an Award granted under the Plan or the Prior Plan are not purchased or are forfeited or expire, or if an Award otherwise terminates without delivery of any Stock subject thereto or is settled in cash in lieu of shares, then the number of shares of Stock counted against the aggregate number of shares available under the Plan with respect to such Award shall, to the extent of any such forfeiture, termination or expiration, again be available for making Awards under the Plan in the same amount as such shares were counted against the limit set forth in **Section 4.1**. The number of shares of Stock available for issuance under the Plan shall not be increased by (i) any shares of Stock tendered or withheld or Award surrendered in connection with the purchase of shares of Stock upon exercise of an Option as described in **Section 13**, (ii) any shares of Stock deducted or delivered from an Award payment in connection with the Company's tax withholding obligations as described in

Section 18.3, or (iii) any shares of Stock repurchased by the Company using proceeds from the purchase of shares of Stock upon exercise of an Option as described in **Section 13**.

5. EFFECTIVE DATE, DURATION AND AMENDMENTS

5.1. Effective Date

The Plan shall be effective as of the Effective Date, subject to approval of the Plan by the Company's stockholders within one year of the Effective Date. Upon approval of the Plan by the stockholders of the Company as set forth above, all Awards made under the Plan on or after the Effective Date shall be fully effective as if the stockholders of the Company had approved the Plan on the Effective Date. If the stockholders fail to approve the Plan within one year of the Effective Date, any Awards made hereunder shall be null and void and of no effect. Following the date the Plan is approved by the Company's stockholders, no awards will be made under the Prior Plan.

5.2. Term

The Plan shall terminate automatically ten (10) years after the Effective Date and may be terminated on any earlier date as provided in **Section 5.3**.

5.3. Amendment and Termination of the Plan

The Board may, at any time and from time to time, amend, suspend, or terminate the Plan as to any shares of Stock as to which Awards have not been made; provided however, that the Company shall submit for stockholder approval any amendment required to be submitted for stockholder approval by Applicable Law or applicable stock exchange listing requirements, or that would otherwise materially: (i) increase the benefits accrued to Participants under the Plan, (ii) increase the numbers of securities which may be issued under the Plan (other than an increase pursuant to the adjustment provisions of **Section 17**), or (iii) modify the requirements for participation in the Plan. No amendment, suspension, or termination of the Plan shall, without the consent of the Grantee, impair rights or obligations under any Award theretofore awarded under the Plan.

6. AWARD ELIGIBILITY AND LIMITATIONS

6.1. Service Providers and Other Persons

Subject to this **Section 6**, Awards may be made under the Plan to: (i) any Service Provider to the Company or of any Affiliate, including any Service Provider who is an officer or director of the Company, or of any Affiliate, as the Board shall determine and designate from time to time and (ii) any other individual whose participation in the Plan is determined to be in the best interests of the Company by the Board.

6.2. Adjustments in Authorized Shares

An eligible person may receive more than one Award, subject to such restrictions as are provided herein. The Board shall have the right to substitute or assume Awards in connection with mergers, reorganizations, separations, or other transactions to which Section 424(a) of the Code applies. The number of shares of Stock reserved pursuant to **Section 4** shall be increased by the corresponding number of Substitute Awards.

6.3. Limitation on Shares of Stock Subject to Awards and Cash Awards.

During any time when the Company has a class of equity security registered under Section 12 of the Exchange Act and the transition period under Treasury Reg. section 1.162-27(f)(2) has lapsed or does not apply:

(i) the maximum number of shares of Stock subject to Options or SARs that can be awarded under the Plan to any person eligible for an Award under **Section 6** hereof is four hundred thousand (400,000) per calendar year;

(ii) the maximum number of shares that can be awarded under the Plan, other than pursuant to an Option or SARs, to any person eligible for an Award under **Section 6** hereof is four hundred thousand (400,000) per calendar year; and

(iii) the maximum amount that may be earned as an Short-Term Incentive Award or other cash Award in any calendar year by any one Grantee shall be four million dollars ($4,000,000) and the maximum amount that may be earned as a Long-Term Incentive Award or other cash Award in respect of a performance period by any one Grantee shall be seven millions dollars ($7,000,000).

The preceding limitations in this **Section 6.3** are subject to adjustment as provided in **Section 17** hereof.

7. AWARD AGREEMENT

Each Award granted pursuant to the Plan shall be evidenced by an Award Agreement, in such form or forms as the Board shall from time to time determine. Award Agreements granted from time to time or at the same time need not contain similar provisions but shall be consistent with the terms of the Plan. Each Award Agreement evidencing an Award of Options shall specify whether such Options are intended to be Non-qualified Stock Options or Incentive Stock Options, and in the absence of such specification such options shall be deemed Non-qualified Stock Options.

8. TERMS AND CONDITIONS OF OPTIONS

8.1. Option Price

The Option Price of each Option shall be fixed by the Board and stated in the Award Agreement evidencing such Option. Except in the case of Substitute Awards, the Option Price of each Option shall be at least the Fair Market Value on the Grant Date of a share of Stock; provided, however, that in the event that a Grantee is a Ten Percent Stockholder, the Option Price of an Option granted to such Grantee that is intended to be an Incentive Stock Option shall be not less than 110 percent of the Fair Market Value of a share of Stock on the Grant Date. In no case shall the Option Price of any Option be less than the par value of a share of Stock.

8.2. Vesting

Subject to **Sections 8.3 and 17.3** hereof, each Option granted under the Plan shall become exercisable at such times and under such conditions as shall be determined by the Board and stated in the Award Agreement. For purposes of this **Section 8.2**, fractional numbers of shares of Stock subject to an Option shall be rounded down to the next nearest whole number.

8.3. Term

Each Option granted under the Plan shall terminate, and all rights to purchase shares of Stock thereunder shall cease, upon the expiration of ten years from the date such Option is granted, or under such circumstances and on such date prior thereto as is set forth in the Plan or as may be fixed by the Board and stated in the Award Agreement relating to such Option; provided, however, that in the event that the Grantee is a Ten Percent Stockholder, an Option granted to such Grantee that is intended to be an Incentive Stock Option shall not be exercisable after the expiration of five years from its Grant Date. If on the day preceding the date on which a Grantee's Options would otherwise terminate, the Fair Market Value of shares of Stock underlying a Grantee's Options is greater than the Option Price of such Options, the Company shall, prior to the termination of such Options and without any action being taken on the part of the Grantee, consider such Options to have been exercised by the Grantee. The Company shall deduct from the shares of Stock deliverable to the Grantee upon such exercise the number of shares of Stock necessary to satisfy payment of the Option Price and all withholding obligations.

8.4. Termination of Service

Unless otherwise stated in the applicable Award Agreement, the Grantee shall have the right to exercise the Option for ninety (90) days following termination of the Grantee's Service, unless terminated for Cause, in which case there shall be no post-termination exercise period. Unless otherwise stated in the applicable Award Agreement, the Option shall remain exercisable for twelve (12) months after termination of the Grantee's Service due to death or Disability. The post-termination provisions shall be determined in the sole discretion of the Board, need not be uniform among all Options issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination of Service.

8.5. Limitations on Exercise of Option

Notwithstanding any other provision of the Plan, in no event may any Option be exercised, in whole or in part, prior to the date the Plan is approved by the stockholders of the Company as provided herein or after the occurrence of an event referred to in **Section 17** hereof which results in termination of the Option.

8.6. Method of Exercise

Subject to the terms of **Section 13** and **Section 18.3**, an Option that is exercisable may be exercised by the Grantee's delivery to the Company of notice of exercise on any business day, at the Company's principal office, on the form specified by the Company. Such notice shall specify the number of shares of Stock with respect to which the Option is being exercised and shall be accompanied by payment in full of the Option Price of the shares for which the Option is being exercised plus the amount (if any) of federal and/or other taxes which the Company may, in its judgment, be required to withhold with respect to an Award.

8.7. Rights of Holders of Options

Unless otherwise stated in the applicable Award Agreement, an individual holding or exercising an Option shall have none of the rights of a stockholder (for example, the right to receive cash or dividend payments or distributions attributable to the subject shares of Stock or to direct the voting of the subject shares of Stock) until the shares of Stock covered thereby are fully paid and issued to him. Except as provided in **Section 17** hereof, no adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date of such issuance.

8.8. Delivery of Stock Certificates

Promptly after the exercise of an Option by a Grantee and the payment in full of the Option Price, such Grantee shall be entitled to the issuance of a stock certificate or certificates evidencing his or her ownership of the shares of Stock subject to the Option.

8.9. Transferability of Options

Except as provided in **Section 8.10**, during the lifetime of a Grantee, only the Grantee (or, in the event of legal incapacity or incompetency, the Grantee's guardian or legal representative) may exercise an Option. Except as provided in **Section 8.10**, no Option shall be assignable or transferable by the Grantee to whom it is granted, other than by will or the laws of descent and distribution.

8.10. Family Transfers

If authorized in the applicable Award Agreement, a Grantee may transfer, not for value, all or part of an Option which is not an Incentive Stock Option to any Family Member. For the purpose of this **Section 8.10**, a "not for value" transfer is a transfer which is (i) a gift, (ii) a transfer under a domestic relations order in settlement of marital property rights; or (iii) unless applicable law does not permit such transfers, a transfer to an entity in which more than fifty percent of the voting interests are owned by Family Members (or the Grantee) in exchange for an interest in that entity. Following a transfer under this **Section 8.10**, any such Option shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, and shares of Stock acquired pursuant to the Option shall be subject to the same restrictions on transfer of shares as would have applied to the Grantee. Subsequent transfers of transferred Options are prohibited except to Family Members of the original Grantee in accordance with this **Section 8.10** or by will or the laws of descent and distribution. The events of termination of Service of **Section 8.4** hereof shall continue to be applied with respect to the original Grantee, following which the Option shall be exercisable by the transferee only to the extent, and for the periods specified, in **Section 8.4**.

8.11. Limitations on Incentive Stock Options

An Option shall constitute an Incentive Stock Option only (i) if the Grantee of such Option is an employee of the Company or any Subsidiary of the Company; (ii) to the extent specifically provided in the related Award Agreement; and (iii) to the extent that the aggregate Fair Market Value (determined at the time the Option is granted) of the shares of Stock with respect to which all Incentive Stock Options held by such Grantee become exercisable for the first time during any calendar year (under the Plan and all other plans of the Grantee's employer and its Affiliates) does not exceed $100,000. This limitation shall be applied by taking Options into account in the order in which they were granted.

8.12. Notice of Disqualifying Disposition

If any Grantee shall make any disposition of shares of Stock issued pursuant to the exercise of an Incentive Stock Option under the circumstances described in Code Section 421(b) (relating to certain disqualifying dispositions), such Grantee shall notify the Company of such disposition within ten (10) days thereof.

9. TERMS AND CONDITIONS OF STOCK APPRECIATION RIGHTS

9.1. Right to Payment and Grant Price

A SAR shall confer on the Grantee to whom it is granted a right to receive, upon exercise thereof, the excess of (A) the Fair Market Value of one share of Stock on the date of exercise over (B) the grant price of the SAR as determined by the Board. The Award Agreement for a SAR shall specify the grant price of the SAR, which shall be at least the Fair Market Value of a share of Stock on the date of grant. SARs may be granted in conjunction with all or part of an Option granted under the Plan or at any subsequent time during the term of such Option, in conjunction with all or part of any other Award or without regard to any Option or other Award; provided that a SAR that is granted subsequent to the Grant Date of a related Option must have a SAR Price that is no less than the Fair Market Value of one share of Stock on the SAR Grant Date.

9.2. Other Terms

The Board shall determine at the date of grant or thereafter, the time or times at which and the circumstances under which a SAR may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the time or times at which SARs shall cease to be or become exercisable following termination of Service or upon other conditions, the method of exercise, method of settlement, form of consideration payable in settlement, method by or forms in which Stock will be delivered or deemed to be delivered to Grantees, whether or not a SAR shall be in tandem or in combination with any other Award, and any other terms and conditions of any SAR.

9.3. Term

Each SAR granted under the Plan shall terminate, and all rights thereunder shall cease, upon the expiration of ten years from the date such SAR is granted, or under such circumstances and on such date prior thereto as is set forth in the Plan or as may be fixed by the Board and stated in the Award Agreement relating to such SAR.

9.4. Transferability of SARS

Except as provided in **Section 9.5**, during the lifetime of a Grantee, only the Grantee (or, in the event of legal incapacity or incompetency, the Grantee's guardian or legal representative) may exercise a SAR. Except as provided in **Section 9.5**, no SAR shall be assignable or transferable by the Grantee to whom it is granted, other than by will or the laws of descent and distribution.

9.5. Family Transfers

If authorized in the applicable Award Agreement, a Grantee may transfer, not for value, all or part of a SAR to any Family Member. For the purpose of this **Section 9.5**, a "not for value" transfer is a transfer which is (i) a gift, (ii) a transfer under a domestic relations order in settlement of marital property rights; or (iii) unless applicable law does not permit such transfers, a transfer to an entity in which more than fifty percent of the voting interests are owned by Family Members (or the Grantee) in exchange for an interest in that entity. Following a transfer under this **Section 9.5**, any such SAR shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, and shares of Stock acquired pursuant to a SAR shall be subject to the same restrictions on transfer or shares as would have applied to the Grantee. Subsequent transfers of transferred SARs are prohibited except to Family Members of the original Grantee in accordance with this **Section 9.5** or by will or the laws of descent and distribution.

10. TERMS AND CONDITIONS OF RESTRICTED STOCK AND STOCK UNITS

10.1. Grant of Restricted Stock or Stock Units

Awards of Restricted Stock or Stock Units may be made for no consideration (other than par value of the shares which is deemed paid by Services already rendered).

10.2. Restrictions

At the time a grant of Restricted Stock or Stock Units is made, the Board may, in its sole discretion, establish a period of time (a "restricted period") applicable to such Restricted Stock or Stock Units. Each Award of Restricted Stock or Stock Units may be subject to a different restricted period. The Board may in its sole discretion, at the time a grant of Restricted Stock or Stock Units is made, prescribe restrictions in addition to or other than the expiration of the restricted period, including the satisfaction of corporate or individual performance objectives, which may be applicable to all or any portion of the Restricted Stock or Stock Units. Notwithstanding the foregoing, (i) Restricted Stock and Stock Units that vest solely by the passage of time shall not vest in full in less than three (3) years from the grant date (provided, however, Restricted Stock and Stock Units may vest pro-rata during that period and vesting may accelerate on death, Disability or a Corporate Transaction), and (ii) Restricted Stock and Stock Units for which vesting may be accelerated by achieving performance targets shall not vest in full in less than one (1) year from the grant date (provided, however, vesting may accelerate on death, Disability or a Corporate Transaction); provided, however, up to ten percent of the shares reserved for issuance under this Plan may be granted pursuant to this **Section 10** or the other provisions of this Plan without being subject to the foregoing restrictions. Neither Restricted Stock nor Stock Units may be sold, transferred, assigned, pledged or otherwise encumbered or disposed of during the restricted period or prior to the satisfaction of any other restrictions prescribed by the Board with respect to such Restricted Stock or Stock Units.

10.3. Restricted Stock Certificates

The Company shall issue, in the name of each Grantee to whom Restricted Stock has been granted, stock certificates representing the total number of shares of Restricted Stock granted to the Grantee, as soon as reasonably practicable after the Grant Date. The Board may provide in an Award Agreement that either (i) the Secretary of the Company shall hold such certificates for the Grantee's benefit until such time as the Restricted Stock is forfeited to the Company or the restrictions lapse, or (ii) such certificates shall be delivered to the Grantee, provided, however, that such certificates shall bear a legend or legends that comply with the applicable securities laws and regulations and makes appropriate reference to the restrictions imposed under the Plan and the Award Agreement.

10.4. Rights of Holders of Restricted Stock

Unless the Board otherwise provides in an Award Agreement, holders of Restricted Stock shall have the right to vote such Stock and the right to receive any dividends declared or paid with respect to such Stock. The Board may provide that any dividends paid on Restricted Stock must be reinvested in shares of Stock, which may or may not be subject to the same vesting conditions and restrictions applicable to such Restricted Stock. All distributions, if any, received by a Grantee with respect to Restricted Stock as a result of any stock split, stock dividend, combination of shares, or other similar transaction shall be subject to the restrictions applicable to the original Grant.

10.5. Rights of Holders of Stock Units

10.5.1. Voting and Dividend Rights

Holders of Stock Units shall have no rights as stockholders of the Company. The Board may provide in an Award Agreement evidencing a grant of Stock Units that the holder of such Stock Units shall be entitled to receive, upon the Company's payment of a cash dividend on its outstanding Stock, a cash payment for each Stock Unit held equal to the per-share dividend paid on the Stock. Such Award Agreement may also provide that such cash payment will be deemed reinvested in additional Stock Units at a price per unit equal to the Fair Market Value of a share of Stock on the date that such dividend is paid.

10.5.2. Creditor's Rights

A holder of Stock Units shall have no rights other than those of a general creditor of the Company. Stock Units represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Award Agreement.

10.6. Termination of Service

Unless the Board otherwise provides in an Award Agreement or in writing after the Award Agreement is issued, upon the termination of a Grantee's Service, any Restricted Stock or Stock Units held by such Grantee that have not vested, or with respect to which all applicable restrictions and conditions have not lapsed, shall immediately be deemed forfeited. Upon forfeiture of Restricted Stock or Stock Units, the Grantee shall have no further rights with respect to such Award, including but not limited to any right to vote Restricted Stock or any right to receive dividends with respect to shares of Restricted Stock or Stock Units. Notwithstanding the terms of this **Section 10.6**, but subject to the ten percent limitation set forth in **Section 10.2**, the Board may not waive restrictions or conditions applicable to Restricted Stock or Stock Units except in the case of a Grantee's death, Disability or a Corporate Transaction or as specified in **Section 18.3**. If the Board waives restrictions or conditions applicable to Restricted Stock or Stock Units, the shares subject to such Restricted Stock or Stock Units shall be deducted from the ten percent limitation set forth in **Section 10.2**.

10.7. Purchase of Restricted Stock and Shares Subject to Stock Units

The Grantee shall be required, to the extent required by applicable law, to purchase the Restricted Stock or shares of Stock subject to vested Stock Units from the Company at a Purchase Price equal to the greater of (i) the aggregate par value of the shares of Stock represented by such Restricted Stock or Stock Units and (ii) the Purchase Price, if any, specified in the Award Agreement relating to such Restricted Stock or Stock Units. The Purchase Price shall be payable in a form described in **Section 13** or, in the discretion of the Board, in consideration for past or future Services rendered to the Company or an Affiliate.

10.8. Delivery of Stock

Upon the expiration or termination of any restricted period and the satisfaction of any other conditions prescribed by the Board, the restrictions applicable to shares of Restricted Stock or Stock Units settled in Stock shall lapse, and, unless otherwise provided in the Award Agreement, a stock certificate for such shares shall be delivered, free of all such restrictions, to the Grantee or the Grantee's beneficiary or estate, as the case may be. Neither the Grantee, nor the Grantee's beneficiary or estate, shall have any further rights with regard to a Stock Unit once the share of Stock represented by the Stock Unit has been delivered.

11. TERMS AND CONDITIONS OF UNRESTRICTED STOCK AWARDS

The Board may, in its sole discretion, grant (or sell at par value or such other higher purchase price determined by the Board) an Unrestricted Stock Award to any Grantee pursuant to which such Grantee may receive shares of Stock free of any restrictions ("Unrestricted Stock") under the Plan; provided, however, that in the aggregate, no more than ten percent of the shares reserved for issuance under this Plan may be granted pursuant to this **Section 11** and the exceptions set forth in **Section 10.2** and **Section 10.6**. Unrestricted Stock Awards may be granted or sold as described in the preceding sentence in respect of past services and other valid consideration, or in lieu of, or in addition to, any cash compensation due to such Grantee.

12. TERMS AND CONDITIONS OF DIVIDEND EQUIVALENT RIGHTS

12.1. Dividend Equivalent Rights

A Dividend Equivalent Right is an Award entitling the recipient to receive credits based on cash distributions that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other award to which it relates) if such shares had been issued to and held by the recipient. A Dividend Equivalent Right may be granted hereunder to any Grantee. The terms and conditions of Dividend Equivalent Rights shall be specified in the grant. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be paid currently or may be deemed to be reinvested in additional shares of Stock, which may thereafter accrue additional equivalents. Any such reinvestment shall be at Fair Market Value on the date of reinvestment. Dividend Equivalent Rights may be settled in cash or Stock or a combination thereof, in a single installment or installments, all determined in the sole discretion of the Board. A Dividend Equivalent Right granted as a component of another Award may provide that such Dividend Equivalent Right shall be settled upon exercise, settlement, or payment of, or lapse of restrictions on, such other award, and that such Dividend Equivalent Right shall expire or be forfeited or annulled under the same conditions as such other award. A Dividend Equivalent Right granted as a component of another Award may also contain terms and conditions different from such other award. Notwithstanding the foregoing, a Dividend Equivalent Right granted as a component of a Performance Share or Performance Unit award shall not settle prior to payment of such Performance Share or Performance Unit award and shall expire or be forfeited and annulled under the same conditions as such Performance Share or Performance Unit award.

12.2. Termination of Service

Except as may otherwise be provided by the Board either in the Award Agreement or in writing after the Award Agreement is issued, a Grantee's rights in all Dividend Equivalent Rights or interest equivalents shall automatically terminate upon the Grantee's termination of Service for any reason.

13. PAYMENT

13.1. General Rule.

Payment of the Option Price for the shares purchased pursuant to the exercise of an Option or the Purchase Price for Restricted Stock shall be made in cash or in cash equivalents acceptable to the Company.

13.2. Surrender of Stock.

To the extent the Award Agreement so provides, payment of the Option Price for shares purchased pursuant to the exercise of an Option or the Purchase Price for Restricted Stock may be made all or in part through the tender or attestation to the Company of shares of Stock, which shall be valued, for purposes of determining the extent to which the Option Price or Purchase Price has been paid thereby, at their Fair Market Value on the date of exercise or surrender.

13.3. Cashless Exercise.

With respect to an Option only (and not with respect to Restricted Stock), to the extent permitted by law and to the extent the Award Agreement so provides, payment of the Option Price for shares purchased pursuant to the exercise of an Option may be made all or in part by delivery (on a form acceptable to the Board) of an irrevocable direction to a licensed securities broker acceptable to the Company to sell shares of Stock and to deliver all or part of the sales proceeds to the Company in payment of the Option Price and any withholding taxes described in **Section 18.3**, or, with the consent of the Company, by issuing the number of shares equal in value to the difference between the Option Price and the Fair Market Value of the shares subject to the portion of the Option being exercised.

13.4. Other Forms of Payment.

To the extent the Award Agreement so provides and/or unless otherwise specified in an Award Agreement, payment of the Option Price for shares purchased pursuant to exercise of an Option or the Purchase Price for Restricted Stock may be made in any other form that is consistent with applicable laws, regulations and rules, including, without limitation, Service.

14. TERMS AND CONDITIONS OF PERFORMANCE SHARES, PERFORMANCE UNITS, LONG-TERM INCENTIVE AWARDS AND SHORT-TERM INCENTIVE AWARDS

14.1. Grant of Performance Units/Performance Shares.

Subject to the terms and provisions of this Plan, the Board, at any time and from time to time, may grant Performance Units and/or Performance Shares to Grantees in such amounts and upon such terms as the Committee shall determine.

14.2. Value of Performance Units/Performance Shares.

Each Performance Unit shall have an initial value that is established by the Board at the time of grant. Each Performance Share shall have an initial value equal to the Fair Market Value of a Share on the date of grant. The Board shall set performance goals in its discretion which, depending on the extent to which they are met, will determine the value and/or number of Performance Units/Performance Shares that will be paid out to the Grantee.

14.3. Earning of Performance Units/Performance Shares.

Subject to the terms of this Plan, after the applicable Performance Period has ended, the holder of Performance Units/Performance Shares shall be entitled to receive payout on the value and number of Performance Units/Performance Shares earned by the Grantee over the Performance Period, to be determined as a function of the extent to which the corresponding performance goals have been achieved.

14.4. Form and Timing of Payment of Performance Units/Performance Shares.

Payment of earned Performance Units/Performance Shares shall be as determined by the Board and as evidenced in the Award Agreement. Subject to the terms of this Plan, the Board, in its sole discretion, may pay earned Performance Units/Performance Shares in the form of cash or in shares (or in a combination thereof) equal to the value of the earned Performance Units/Performance Shares at the close of the applicable Performance Period, or as soon as practicable after the end of the Performance Period. Any shares of Stock may be granted subject to any restrictions deemed appropriate by the Committee. The determination of the Committee with respect to the form of payout of such Awards shall be set forth in the Award Agreement pertaining to the grant of the Award.

14.5. Performance Conditions.

The right of a Grantee to exercise or receive a grant or settlement of any Award, and the timing thereof, may be subject to such performance conditions as may be specified by the Board. The Board may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions. If and to the extent required under Code Section 162(m), any power or authority relating to an Award intended to qualify under Code Section 162(m), shall be exercised by the Committee and not the Board.

14.6. Long-Term Incentive Awards or Short-Term Incentive Awards Granted to Designated Covered Employees.

If and to the extent that the Board determines that an Award to be granted to a Grantee who is designated by the Committee as likely to be a Covered Employee should qualify as "performance-based compensation" for purposes of Code Section 162(m), the grant, exercise and/or settlement of such Award shall be contingent upon achievement of pre-established performance goals and other terms set forth in this **Section 14.6**.

14.6.1. Performance Goals Generally.

The performance goals for such Awards shall consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this **Section 14.6**. Performance goals shall be objective and shall otherwise meet the requirements of Code Section 162(m) and regulations thereunder including the requirement that the level or levels of performance targeted by the Committee result in the achievement of performance goals being "substantially uncertain." The Committee may determine that such Awards shall be granted, exercised and/or settled upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to grant, exercise and/or settlement of such Awards. Performance goals may differ for Awards granted to any one Grantee or to different Grantees.

14.6.2. Timing For Establishing Performance Goals.

Performance goals shall be established not later than 90 days after the beginning of any performance period applicable to such Awards, or at such other date as may be required or permitted for "performance-based compensation" under Code Section 162(m).

14.6.3. Settlement of Awards; Other Terms.

Settlement of such Awards shall be in cash, Stock, other Awards or other property, in the discretion of the Committee. The Committee may, in its discretion, reduce the amount of a settlement otherwise to be made in connection with such Awards. The Committee shall specify the circumstances in which such Long-Term or Short-Term Incentive Awards shall be paid or forfeited in the event of termination of Service by the Grantee prior to the end of a performance period or settlement of Awards.

14.6.4. Performance Measures.

The performance goals upon which the payment or vesting of an Award to a Covered Employee that is intended to qualify as Performance-Based Compensation shall be limited to the following Performance Measures:

(a) net earnings or net income;

(b) operating earnings;

(c) pretax earnings;

(d) earnings per share;

(e) share price, including growth measures and total stockholder return;

(f) earnings before interest and taxes;

(g) earnings before interest, taxes, depreciation and/or amortization;

(h) sales or revenue growth, whether in general, by type of product or service, or by type of customer;

(i) gross or operating margins;

(j) return measures, including return on assets, capital, investment, equity, sales or revenue;

(k) cash flow, including operating cash flow, free cash flow, cash flow return on equity and cash flow return on investment;

(l) productivity ratios;

(m) expense targets;

(n) market share;

(o) financial ratios as provided in credit agreements of the Company and its subsidiaries;

(p) working capital targets;

(q) completion of acquisitions of business or companies.

(r) completion of divestitures and asset sales; and

(s) any combination of any of the foregoing business criteria.

Any Performance Measure(s) may be used to measure the performance of the Company, Subsidiary, and/or Affiliate as a whole or any business unit of the Company, Subsidiary, and/or Affiliate or any combination thereof, as the Committee may deem appropriate, or any of the above Performance Measures as compared to the performance of a group of comparator companies, or published or special index that the Committee, in its sole discretion, deems appropriate, or the Company may select Performance Measure (f) above as compared to various stock market indices. The Committee also has the authority to provide for accelerated vesting of any Award based on the achievement of performance goals pursuant to the Performance Measures specified in this **Section 14**.

14.6.5. Evaluation of Performance.

The Committee may provide in any such Award that any evaluation of performance may include or exclude any of the following events that occur during a Performance Period: (a) asset write-downs; (b) litigation or claim judgments or settlements; (c) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results; (d) any reorganization and restructuring programs; (e) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to shareholders for the applicable year; (f) acquisitions or divestitures; (g) foreign exchange gains and losses; (h) award expense related to the restricted stock units awarded in December 2008 pursuant to the Prior Plan; (i) tax valuation allowance reversals; (j) impairment expense; and (k) environmental expense. To the extent such inclusions or exclusions affect Awards to Covered Employees, they shall be prescribed in a form that meets the requirements of Code Section 162(m) for deductibility.

14.6.6. Adjustment of Performance-Based Compensation.

Awards that are intended to qualify as Performance-Based Compensation may not be adjusted upward. The Board shall retain the discretion to adjust such Awards downward, either on a formula or discretionary basis, or any combination as the Committee determines.

14.6.7. Board Discretion.

In the event that applicable tax and/or securities laws change to permit Board discretion to alter the governing Performance Measures without obtaining shareholder approval of such changes, the Board shall have sole discretion to make such changes without obtaining shareholder approval provided the exercise of such discretion does not violate Code Section 409A. In addition, in the event that the Committee determines that it is advisable to grant Awards that shall not qualify as Performance-Based Compensation, the Committee may make such grants without satisfying the requirements of Code Section 162(m) and base vesting on Performance Measures other than those set forth in **Section 14.6.4**.

14.7. Status of Section Awards Under Code Section 162(m).

It is the intent of the Company that Awards under **Section 14.6** hereof granted to persons who are designated by the Committee as likely to be Covered Employees within the meaning of Code Section 162(m) and regulations thereunder shall, if so designated by the Committee, constitute "qualified performance-based compensation" within the meaning of Code Section 162(m) and regulations thereunder. Accordingly, the terms of **Section 14.6**, including the definitions of Covered Employee and other terms used therein, shall be interpreted in a manner consistent with Code Section 162(m) and regulations thereunder. The foregoing notwithstanding, because the Committee cannot determine with certainty whether a given Grantee will be a Covered Employee with respect to a fiscal year that has not yet been completed, the term Covered Employee as used herein shall mean only a person designated by the Committee, at the time of grant of an Award, as likely to be a Covered Employee with respect to that fiscal year. If any provision of the Plan or any agreement relating to such Awards does not comply or is inconsistent with the requirements of Code Section 162(m) or regulations thereunder, such provision shall be construed or deemed amended to the extent necessary to conform to such requirements.

15. PARACHUTE LIMITATIONS

Notwithstanding any other provision of this Plan or of any other agreement, contract, or understanding heretofore or hereafter entered into by a U.S. Grantee with the Company or any Affiliate, except an agreement, contract, or understanding that expressly addresses Section 280G or Section 4999 of the Code (an "Other Agreement"), and notwithstanding any formal or informal plan or other arrangement for the direct or indirect provision of compensation to the U.S. Grantee (including groups or classes of U.S. Grantees or beneficiaries of which the U.S. Grantee is a member), whether or not such compensation is deferred, is in cash, or is in the form of a benefit to or for the U.S. Grantee (a "Benefit Arrangement"), if the U.S. Grantee is a "disqualified individual," as defined in Section 280G(c) of the Code, any Option, Restricted Stock, Stock Unit, Performance Share or Performance Unit held by that U.S. Grantee and any right to receive any payment or other benefit under this Plan shall not become exercisable or vested (i) to the extent that such right to exercise, vesting, payment, or benefit, taking into account all other rights, payments, or benefits to or for the U.S. Grantee under this Plan, all Other Agreements, and all Benefit Arrangements, would cause any payment or benefit to the U.S. Grantee under this Plan to be considered a "parachute payment" within the meaning of Section 280G(b)(2) of the Code as then in effect (a "Parachute Payment") and (ii) if, as a result of receiving a Parachute Payment, the aggregate after-tax amounts received by the U.S. Grantee from the Company under this Plan, all Other Agreements, and all Benefit Arrangements would be less than the maximum after-tax amount that could be received by the U.S. Grantee without causing any such payment or benefit to be considered a Parachute Payment. In the event that the receipt of any such right to exercise, vesting, payment, or benefit under this Plan, in conjunction with all other rights, payments, or benefits to or for the U.S. Grantee under any Other Agreement or any Benefit Arrangement would cause the U.S. Grantee to be considered to have received a Parachute Payment under this Plan that would have the effect of decreasing the after-tax amount received by the U.S. Grantee as described in clause (ii) of the preceding sentence, then the U.S. Grantee shall have the right, in the U.S. Grantee's sole discretion, to designate those rights, payments, or benefits under this Plan, any Other Agreements, and any Benefit Arrangements that should be reduced or eliminated so as to avoid having the payment or benefit to the U.S. Grantee under this Plan be deemed to be a Parachute Payment; provided, however, that in order to comply with Code Section 409A, the reduction or elimination will be performed in the order in which each dollar of value subject to an Award reduces the Parachute Payment to the greatest extent.

16. REQUIREMENTS OF LAW

16.1. General

The Company shall not be required to sell or issue any shares of Stock under any Award if the sale or issuance of such shares would constitute a violation by the Grantee, any other individual exercising an Option, or the Company of any provision of any law or regulation of any governmental authority, including without limitation any federal or state securities laws or regulations. If at any time the Company shall determine, in its discretion, that the listing, registration or qualification of any shares subject to an Award upon any securities exchange or under any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the issuance or purchase of shares hereunder, no shares of Stock may be issued or sold to the Grantee or any other individual exercising an Option pursuant to such Award unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Company, and any delay caused thereby shall in no way affect the date of termination of the Award. Without limiting the generality of the foregoing, in connection with the Securities Act, upon the exercise of any Option or any SAR that may be settled in shares of Stock or the delivery of any shares of Stock underlying an Award, unless a registration statement under such Act is in effect with respect to the shares of Stock covered by such Award, the Company shall not be required to sell or issue such shares unless the Board has received evidence satisfactory to it that the Grantee or any other individual exercising an Option may acquire such shares pursuant to an exemption from registration under the Securities Act. Any determination in this connection by the Board shall be final, binding, and conclusive. The Company may, but shall in no event be obligated to, register any securities covered hereby pursuant to the Securities Act. The Company shall not be obligated to take any affirmative action in order to cause the exercise of an Option or a SAR or the issuance of shares of Stock pursuant to the Plan to comply with any law or regulation of any governmental authority. As to any jurisdiction that expressly imposes the requirement that an Option (or SAR that may be settled in shares of Stock) shall not be exercisable until the shares of Stock covered by such Option (or SAR) are registered or are exempt from registration, the exercise of such Option (or SAR) under circumstances in which the laws of such jurisdiction apply shall be deemed conditioned upon the effectiveness of such registration or the availability of such an exemption.

16.2. Rule 16b-3

During any time when the Company has a class of equity security registered under Section 12 of the Exchange Act, it is the intent of the Company that Awards pursuant to the Plan and the exercise of Options and SARs granted hereunder will qualify for the exemption provided by Rule 16b-3 under the Exchange Act. To the extent that any provision of the Plan or action by the Board does not comply with the requirements of Rule 16b-3, it shall be deemed inoperative to the extent permitted by law and deemed advisable by the Board, and shall not affect the validity of the Plan. In the event that Rule 16b-3 is revised or replaced, the Board may exercise its discretion to modify this Plan in any respect necessary to satisfy the requirements of, or to take advantage of any features of, the revised exemption or its replacement.

17. EFFECT OF CHANGES IN CAPITALIZATION

17.1. Changes in Stock

If the number of outstanding shares of Stock is increased or decreased or the shares of Stock are changed into or exchanged for a different number or kind of shares or other securities of the Company on account of any recapitalization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, or other increase or decrease in such shares effected without receipt of consideration by the Company occurring after the Effective Date, the number and kinds of shares for which grants of Options and other Awards may be made under the Plan, shall be adjusted proportionately and accordingly by the Company. In addition, the number and kind of shares for which Awards are outstanding shall be adjusted proportionately and accordingly so that the proportionate interest of the Grantee immediately following such event shall, to the extent practicable, be the same as immediately before such event. Any such adjustment in outstanding Options or SARs shall not change the aggregate Option Price or SAR Exercise Price payable with respect to shares that are subject to the unexercised portion of an outstanding Option or SAR, as applicable, but shall include a corresponding proportionate adjustment in the Option Price or SAR Exercise Price per share. The conversion of any convertible securities of the Company shall not be treated as an increase in shares effected without receipt of consideration. Notwithstanding the foregoing, in the event of any distribution to the Company's stockholders of securities of any other entity or other assets (including an extraordinary dividend but excluding a non-extraordinary dividend of the Company) without receipt of consideration by the Company, the Company shall, in such manner as the Company deems appropriate, adjust (i) the number and kind of shares subject to outstanding Awards and/or (ii) the exercise price of outstanding Options and Stock Appreciation Rights to reflect such distribution.

17.2. Reorganization in Which the Company Is the Surviving Entity Which does not Constitute a Corporate Transaction

Subject to **Section 17.3** hereof, if the Company shall be the surviving entity in any reorganization, merger, or consolidation of the Company with one or more other entities which does not constitute a Corporate Transaction, any Option or SAR theretofore granted pursuant to the Plan shall pertain to and apply to the securities to which a holder of the number of shares of Stock subject to such Option or SAR would have been entitled immediately following such reorganization, merger, or consolidation, with a corresponding proportionate adjustment of the Option Price or SAR Exercise Price per share so that the aggregate Option Price or SAR Exercise Price thereafter shall be the same as the aggregate Option Price or SAR Exercise Price of the shares remaining subject to the Option or SAR immediately prior to such reorganization, merger, or consolidation. Subject to any contrary language in an Award Agreement evidencing an Award, any restrictions applicable to such Award shall apply as well to any replacement shares received by the Grantee as a result of the reorganization, merger or consolidation. In the event of a transaction described in this **Section 17.2**, Stock Units shall be adjusted so as to apply to the securities that a holder of the number of shares of Stock subject to the Stock Units would have been entitled to receive immediately following such transaction.

17.3. Corporate Transaction in which Awards are not Assumed

Upon the occurrence of a Corporate Transaction in which outstanding Options, SARs, Stock Units and Restricted Stock are not being assumed or continued:

(i) all outstanding shares of Restricted Stock shall be deemed to have vested, and all Stock Units shall be deemed to have vested and the shares of Stock subject thereto shall be delivered, immediately prior to the occurrence of such Corporate Transaction, and

(ii) either of the following two actions shall be taken:

(A) fifteen days prior to the scheduled consummation of a Corporate Transaction, all Options and SARs outstanding hereunder shall become immediately exercisable and shall remain exercisable for a period of fifteen days, or

(B) the Board may elect, in its sole discretion, to cancel any outstanding Awards of Options, Restricted Stock, Stock Units, and/or SARs and pay or deliver, or cause to be paid or delivered, to the holder thereof an amount in cash or securities having a value (as determined by the Board acting in good faith), in the case of Restricted Stock or Stock Units, equal to the formula or fixed price per share paid to holders of shares of Stock and, in the case of Options or SARs, equal to the product of the number of shares of Stock subject to the Option or SAR (the "Award Shares") multiplied by the amount, if any, by which (I) the formula or fixed price per share paid to holders of shares of Stock pursuant to such transaction exceeds (II) the Option Price or SAR Exercise Price applicable to such Award Shares.

(iii) Long-Term Incentive Awards shall be treated as though target performance has been achieved and will be paid in cash or converted into Unrestricted Stock.

With respect to the Company's establishment of an exercise window, (i) any exercise of an Option or SAR during such fifteen-day period shall be conditioned upon the consummation of the event and shall be effective only immediately before the consummation of the event, and (ii) upon consummation of any Corporate Transaction, the Plan and all outstanding but unexercised Options and SARs shall terminate. The Board shall send notice of an event that will result in such a termination to all individuals who hold Options and SARs not later than the time at which the Company gives notice thereof to its stockholders.

17.4. Corporation Transaction in which Awards are Assumed

The Plan, Options, SARs, Stock Units and Restricted Stock theretofore granted shall continue in the manner and under the terms so provided in the event of any Corporate Transaction to the extent that provision is made in writing in connection with such Corporate Transaction for the assumption or continuation of the Options, SARs, Stock Units and Restricted Stock theretofore granted, or for the substitution for such Options, SARs, Stock Units and Restricted Stock for new common stock options and stock appreciation rights and new common stock units and restricted stock relating to the stock of a successor entity, or a parent or subsidiary thereof, with appropriate adjustments as to the number of shares (disregarding any consideration that is not common stock) and option and stock appreciation right exercise prices. In the event a Grantee's Award is assumed, continued or substituted upon the consummation of any Corporate Transaction and his employment is terminated without Cause within one year following the consummation of such Corporate Transaction, the Grantee's Award will be fully vested and may be exercised in full, to the extent applicable, beginning on the date of such termination and for the one-year period immediately following such termination or for such longer period as the Committee shall determine.

17.5. Adjustments

Adjustments under this **Section 17** related to shares of Stock or securities of the Company shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. No fractional shares or other securities shall be issued pursuant to any such adjustment, and any fractions resulting from any such adjustment shall be eliminated in each case by rounding downward to the nearest whole share. The Board shall determine the effect of a Corporate Transaction upon Awards other than Options, SARs, Stock Units and Restricted Stock, and such effect shall be set forth in the appropriate Award Agreement. The Board may provide in the Award Agreements at the time of grant, or any time thereafter with the consent of the Grantee, for different provisions to apply to an Award in place of those described in **Sections 17.1, 17.2, 17.3** and **17.4**. This **Section 17.5** does not limit the Company's ability to provide for alternative treatment of Awards outstanding under the Plan in the event of change of control events that are not Corporate Transactions.

17.6. No Limitations on Company

The making of Awards pursuant to the Plan shall not affect or limit in any way the right or power of the Company to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure or to merge, consolidate, dissolve, or liquidate, or to sell or transfer all or any part of its business or assets.

18. GENERAL PROVISIONS

18.1. Disclaimer of Rights

No provision in the Plan or in any Award or Award Agreement shall be construed to confer upon any individual the right to remain in the employ or service of the Company or any Affiliate, or to interfere in any way with any contractual or other right or authority of the Company either to increase or decrease the compensation or other payments to any individual at any time, or to terminate any employment or other relationship between any individual and the Company. In addition, notwithstanding anything contained in the Plan to the contrary, unless otherwise stated in the applicable Award Agreement, no Award granted under the Plan shall be affected by any change of duties or position of the Grantee, so long as such Grantee continues to be a director, officer, consultant or employee of the Company or an Affiliate. The obligation of the Company to pay any benefits pursuant to this Plan shall be interpreted as a contractual obligation to pay only those amounts described herein, in the manner and under the conditions prescribed herein. The Plan shall in no way be interpreted to require the Company to transfer any amounts to a third party trustee or otherwise hold any amounts in trust or escrow for payment to any Grantee or beneficiary under the terms of the Plan.

18.2. Nonexclusivity of the Plan

Neither the adoption of the Plan nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations upon the right and authority of the Board to adopt such other incentive compensation arrangements (which arrangements may be applicable either generally to a class or classes of individuals or specifically to a particular individual or particular individuals) as the Board in its discretion determines desirable, including, without limitation, the granting of stock options otherwise than under the Plan.

18.3. Withholding Taxes

No shares of Stock shall be delivered under the Plan to any Grantee until such Grantee has made arrangements acceptable to the Committee for the satisfaction of any income and employment tax withholding obligations under Applicable Laws. The Company or any Affiliate shall have the authority and the right to deduct or withhold, or require a Grantee to remit to the Company, an amount sufficient to satisfy federal, state, local or foreign taxes (including the Grantee's payroll tax obligations) required or permitted by law to be withheld with respect to any taxable event concerning a Grantee arising as a result of this Plan. The Committee may in its discretion and in satisfaction of the foregoing requirement allow a Grantee to elect to have the Company withhold shares of Stock otherwise issuable under an Award or allow the return of shares of Stock having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of shares which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Grantee of such Award after such shares of Stock were acquired by the Grantee from the Company) in order to satisfy the Grantee's federal, state, local and foreign income and payroll tax liabilities with respect to the issuance, vesting, exercise or payment of the Award shall, unless specifically approved by the Committee, be limited to the number of shares of Stock which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income.

18.4. Captions

The use of captions in this Plan or any Award Agreement is for the convenience of reference only and shall not affect the meaning of any provision of the Plan or such Award Agreement.

18.5. Other Provisions

Each Award granted under the Plan may contain such other terms and conditions not inconsistent with the Plan as may be determined by the Board, in its sole discretion.

18.6. Number and Gender

With respect to words used in this Plan, the singular form shall include the plural form, the masculine gender shall include the feminine gender, etc., as the context requires.

18.7. Severability

If any provision of the Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

18.8. Governing Law

The validity and construction of this Plan and the instruments evidencing the Awards hereunder shall be governed by the laws of the state of Delaware, other than any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Plan and the instruments evidencing the Awards granted hereunder to the substantive laws of any other jurisdiction.

18.9. Code Section 409A

The Board intends to comply with Code Section 409A, or an exemption to Code Section 409A, with regard to Awards hereunder that constitute nonqualified deferred compensation within the meaning of Code Section 409A. To the extent that the Board determines that a Grantee would be subject to the additional 20% tax imposed on certain nonqualified deferred compensation plans pursuant to Code Section 409A as a result of any provision of any Award granted under this Plan, such provision shall be deemed amended to the minimum extent necessary to avoid application of such additional tax. The nature of any such amendment shall be determined by the Board.

To record adoption of the Plan by the Board as of February 26, 2010, and approval of the Plan by the stockholders on   , 2010, the Company has caused its authorized officer to execute the Plan.

FURNITURE BRANDS INTERNATIONAL, INC.

By:
Title:

(This page intentionally left blank)

2010 EMPLOYEE STOCK PURCHASE PLAN

The Board of Directors of the Company has adopted this 2010 Employee Stock Purchase Plan to enable eligible employees of the Company and its Participating Affiliates, through payroll deductions or other cash contributions, to purchase shares of the Company's Common Stock. The Plan is for the benefit of the employees of the Company and any Participating Affiliates. The Plan is intended to benefit the Company by increasing the employees' interest in the Company's growth and success and encouraging employees to remain in the employ of the Company or its participating Affiliates. The provisions of the Plan are set forth below:

1. DEFINITIONS

1.1 *"Board"* means the Board of Directors of the Company.

1.2 *"Code"* means the Internal Revenue Code of 1986, as amended.

1.3 *"Committee"* means a committee of, and designated from time to time by resolution of, the Board.

1.4. *"Common Stock"* means the Company's common stock, no par value.

1.5 *"Company"* means Furniture Brands International, Inc.

1.6 *"Effective Date"* means February 26, 2010, the date the Plan is approved by the Board.

1.7 *"Fair Market Value"* means the value of each share of Common Stock subject to the Plan on a given date determined as follows: if on such date the shares of Common Stock are listed on an established national or regional stock exchange, or are publicly traded on an established securities market, the fair market value of the shares of Common Stock shall be the closing price of the shares of Common Stock on such exchange or in such market (the exchange or market selected by the Board if there is more than one such exchange or market) on such date or, if such date is not a trading day, on the trading day immediately preceding such date (or if there is no such reported closing price, the fair market value shall be the mean between the highest bid and lowest asked prices or between the high and low sale prices on such trading day) or, if no sale of the shares of Common Stock is reported for such trading day, on the next preceding day on which any sale shall have been reported. If the shares of Common Stock are not listed on such an exchange, quoted on such System or traded on such a market, fair market value shall be determined by the Board in good faith.

1.8 *"Offering Period"* means the period determined by the Committee pursuant to Section 8 during which payroll deductions or other cash payments are accumulated for the purpose of purchasing Common Stock under the Plan.

1.9 *"Participating Affiliate"* means any company or other trade or business that is a subsidiary of the Company (determined in accordance with the principles of Sections 424(e) and (f) of the Code and the regulations thereunder).

1.10 *"Plan"* means the Furniture Brands International, Inc. 2010 Employee Stock Purchase Plan.

1.11 *"Purchase Period"* means the period designated by the Committee on the last trading day of which purchases of Common Stock are made under the Plan.

1.12 *"Purchase Price"* means the purchase price of each share of Common Stock purchased under the Plan.

2. SHARES SUBJECT TO THE PLAN.

Subject to adjustment as provided in **Section 28** below, the aggregate number of shares of Common Stock that may be made available for purchase by participating employees under the Plan is one million five hundred thousand (1,500,000) shares. The shares issuable under the Plan may, in the discretion of the Board, be authorized but unissued shares, treasury shares, or shares purchased on the open market.

3. ADMINISTRATION.

The Plan shall be administered under the direction of the Committee. No member of the Board or the Committee shall be liable for any action or determination made in good faith with respect to the Plan.

4. INTERPRETATION.

It is intended that the Plan will meet the requirements for an "employee stock purchase plan" under Section 423 of the Code, and it is to be so applied and interpreted. Subject to the express provisions of the Plan, the Committee shall have authority to interpret the Plan, to prescribe, amend and rescind rules relating to it, and to make all other determinations necessary or advisable in administering the Plan, all of which determinations will be final and binding upon all persons.

5. ELIGIBLE EMPLOYEES.

Any employee of the Company or any of its Participating Affiliates may participate in the Plan, except the following, who are ineligible to participate: (a) an employee whose customary employment is less than 20 hours per week; and (b) an employee who, after exercising his or her rights to purchase shares under the Plan, would own shares of Common Stock (including shares that may be acquired under any outstanding options) representing five percent or more of the total combined voting power of all classes of stock of the Company. The Board may at any time in its sole discretion, if it deems it advisable to do so, terminate the participation of the employees of a particular Participating Affiliate.

6. PARTICIPATION IN THE PLAN.

An eligible employee may become a participating employee in the Plan by completing an election to participate in the Plan on a form provided by the Company and submitting that form to the Payroll Department of the Company. The form will authorize: (i) payment of the Purchase Price by payroll deductions, and if authorized by the Committee, payment of the Purchase Price by means of periodic cash payments from participating employees, and (ii) the purchase of shares of Common Stock for the employee's account in accordance with the terms of the Plan. Enrollment will become effective upon the first day of an Offering Period.

7. OFFERINGS.

At the time an eligible employee submits his or her election to participate in the Plan (as provided in **Section 6** above), the employee shall elect to have deductions made from his or her pay on each pay day following his or her enrollment in the Plan, and for as long as he or she shall participate in the Plan. The deductions will be credited to the participating employee's account under the Plan. Pursuant to **Section 6** above, the Committee shall also have the authority to authorize in the election form the payment for shares of Common Stock through cash payments from participating employees. An employee may not during any Offering Period change his or her percentage of payroll deduction for that Offering Period, nor may an employee withdraw any contributed funds, other than in accordance with **Section 16** through **22** below.

8. OFFERING PERIODS AND PURCHASE PERIODS.

The Offering Periods and Purchase Periods shall be determined by the Committee. The first Offering Period under the Plan shall commence on the date determined by the Committee. Each Offering Period shall consist of one or more Purchase Periods, as determined by the Committee.

9. RIGHTS TO PURCHASE COMMON STOCK; PURCHASE PRICE.

Rights to purchase shares of Common Stock will be deemed granted to participating employees as of the first trading day of each Offering Period. The Purchase Price of each share of Common Stock shall be determined by the Committee; provided, however, that the Purchase Price shall not be less than the lesser of 85 percent of the Fair Market Value of the Common Stock (i) on the first trading day of the Offering Period or (ii) on the last trading day of the Purchase Period; provided, further, that in no event shall the Purchase Price be less than the par value of the Common Stock.

10. TIMING OF PURCHASE

Unless a participating employee has given prior written notice terminating such employee's participation in the Plan, or the employee's participation in the Plan has otherwise been terminated as provided in **Sections 17** through **22** below, such employee will be deemed to have exercised automatically his or her right to purchase Common Stock on the last trading day of the Purchase Period (except as provided in **Section 16** below) for the number of shares of Common Stock which the accumulated funds in the employee's account at that time will purchase at the Purchase Price, subject to the participation adjustment provided for in **Section 15** below and subject to adjustment under **Section 28** below.

11. PURCHASE LIMITATION

Notwithstanding any other provision of the Plan, no employee may purchase in any Offering Period or in any one calendar year under the Plan and all other "employee stock purchase plans" of the Company and its Participating Affiliates shares of Common Stock having an aggregate Fair Market Value in excess of $25,000, determined as of the first trading date of the Offering Period as to shares purchased during such period; provided, further, that the Committee may in its discretion, prior to the start of an Offering Period, set a limit on the number or value of shares of Common Stock an employee may purchase during the Offering Period. Effective upon the last trading day of the Purchase Period, a participating employee will become a stockholder with respect to the shares purchased during such period, and will thereupon have all dividend, voting and other ownership rights incident thereto except as otherwise provided in **Section 12** below. Notwithstanding the foregoing, no shares shall be sold pursuant to the Plan unless the Plan is approved by the Company's stockholders in accordance with **Section 27** below.

12. ISSUANCE OF STOCK CERTIFICATES AND SALE OF PLAN SHARES.

On the last trading day of the Purchase Period, a participating employee will be credited with the number of shares of Common Stock purchased for his or her account under the Plan during such Purchase Period. Shares purchased under the Plan will be held in the custody of an agent (the "Agent") appointed by the Board of Directors. The Agent may hold the shares purchased under the Plan in stock certificates in nominee names and may commingle shares held in its custody in a single account or stock certificate without identification as to individual participating employees. The Committee shall have the right to require any or all of the following with respect to shares of Common Stock purchased under the Plan:

(i) that a participating employee may not request that all or part of the shares of Common Stock be reissued in the employee's own name and the stock certificates delivered to the employee until two years (or such shorter period of time as the Committee may designate) have elapsed since the first day of the Offering Period in which the shares were purchased and one year has elapsed since the day the shares were purchased (the "Holding Period");

(ii) that all sales of shares during the Holding Period applicable to such shares be performed through a licensed broker acceptable to the Company; and

(iii) that participating employees abstain from selling or otherwise transferring shares of Common Stock purchased pursuant to the Plan for a period lasting up to two years from the date the shares were purchased pursuant to the Plan.

13. WITHHOLDING OF TAXES.

To the extent that a participating employee realizes ordinary income in connection with a sale or other transfer of any shares of Common Stock purchased under the Plan, the Company may withhold amounts needed to cover such taxes from any payments otherwise due and owing to the participating employee or from shares that would otherwise be issued to the participating employee hereunder. Any participating employee who sells or otherwise transfers shares purchased under the Plan within two years after the beginning of the Offering Period in which the shares were purchased must within 30 days of such transfer notify the Payroll Department of the Company in writing of such transfer.

14. ACCOUNT STATEMENTS.

The Company will cause the Agent to deliver to each participating employee a statement for each Purchase Period during which the employee purchases Common Stock under the Plan, reflecting the amount of payroll deductions during the Purchase Period, the number of shares purchased for the employee's account, the price per share of the shares purchased for the employee's account and the number of shares held for the employee's account at the end of the Purchase Period.

15. PARTICIPATION ADJUSTMENT.

If in any Purchase Period the number of unsold shares that may be made available for purchase under the Plan pursuant to **Section 1** above is insufficient to permit exercise of all rights deemed exercised by all participating employees pursuant to **Section 10** above, a participation adjustment will be made, and the number of shares purchasable by all participating employees will be reduced proportionately. Any funds then remaining in a participating employee's account after such exercise will be refunded to the employee.

16. CHANGES IN ELECTIONS TO PURCHASE.

a. Ceasing Payroll Deductions or Periodic Payments

A participating employee may, at any time prior to the last trading day of the Purchase Period, by written notice to the Company, direct the Company to cease payroll deductions (or, if the payment for shares is being made through periodic cash payments, notify the Company that such payments will be terminated), in accordance with the following alternatives:

(i) The employee's option to purchase shall be reduced to the number of shares which may be purchased, as of the last day of the Purchase Period, with the amount then credited to the employee's account; or

(ii) Withdraw the amount in such employee's account and terminate such employee's option to purchase.

b. Decreasing Payroll Deductions During a Purchase Period

A participating employee may decrease his or her rate of contribution once during a Purchase Period (but not below $10.00 per pay period) by delivering to the Company a new form regarding election to participate in the Plan under **Section 6** above.

c. Modifying Payroll Deductions or Periodic Payments at the Start of an Offering Period

Any participating employee may increase or decrease his or her payroll deduction or periodic cash payments, to take effect on the first day of the next Offering Period, by delivering to the Company a new form regarding election to participate in the Plan under **Section 6** above.

17. VOLUNTARY TERMINATION OF EMPLOYMENT OR DISCHARGE.

In the event a participating employee voluntarily leaves the employ of the Company or a Participating Affiliate, otherwise than by retirement under a plan of the Company or a Participating Affiliate, or is discharged for cause prior to the last day of the Purchase Period, the amount in the employee's account will be distributed and the employee's option to purchase will terminate.

18. RETIREMENT OR SEVERANCE.

In the event a participating employee who has an option to purchase shares leaves the employ of the Company or a Participating Affiliate because of retirement under a plan of the Company or a Participating Affiliate, or because of termination of the employee's employment by the Company or a Participating Affiliate for any reason except discharge for cause, the participating employee may elect, within 10 days after the date of such retirement or termination, one of the following alternatives:

(a) The employee's option to purchase shall be reduced to the number of shares which may be purchased, as of the last day of the Purchase Period, with the amount then credited to the employee's account; or

(b) Withdraw the amount in such employee's account and terminate such employee's option to purchase.

In the event the participating employee does not make an election within the aforesaid 10-day period, he or she will be deemed to have elected subsection 18(b) above.

19. LAY-OFF, AUTHORIZED LEAVE OF ABSENCE OR DISABILITY.

Payroll deductions for shares for which a participating employee has an option to purchase may be suspended during any period of absence of the employee from work due to lay-off, authorized leave of absence or disability or, if the employee so elects, periodic payments for such shares may continue to be made in cash.

If such employee returns to active service prior to the last day of the Purchase Period, the employee's payroll deductions will be resumed and if said employee did not make periodic cash payments during the employee's period of absence, the employee shall, by written notice to the Company's Payroll Department within 10 days after the employee's return to active service, but not later than the last day of the Purchase Period, elect:

(a) To make up any deficiency in the employee's account resulting from a suspension of payroll deductions by an immediate cash payment;

(b) Not to make up such deficiency, in which event the number of shares to be purchased by the employee shall be reduced to the number of whole shares which may be purchased with the amount, if any, then credited to the employee's account plus the aggregate amount, if any, of all payroll deductions to be made thereafter; or

(c) Withdraw the amount in the employee's account and terminate the employee's option to purchase.

A participating employee on lay-off, authorized leave of absence or disability on the last day of the Purchase Period shall deliver written notice to his or her employer on or before the last day of the Purchase Period, electing one of the alternatives provided in the foregoing clauses (a), (b) and (c) of this **Section 19**. If any employee fails to deliver such written notice within 10 days after the employee's return to active service or by the last day of the Purchase Period, whichever is earlier, the employee shall be deemed to have elected subsection 19(c) above.

If the period of a participating employee's lay-off, authorized leave of absence or disability shall terminate on or before the last day of the Purchase Period, and the employee shall not resume active employment with the Company or a Participating Affiliate, the employee shall receive a distribution in accordance with the provisions of **Section 18** of this Plan.

20. DEATH.

In the event of the death of a participating employee while the employee's option to purchase shares is in effect, the legal representatives of such employee may, within three months after the employee's death (but no later than the last day of the Purchase Period) by written notice to the Company or Participating Affiliate, elect one of the following alternatives:

(a) The employee's option to purchase shall be reduced to the number of shares which may be purchased, as of the last day of the Purchase Period, with the amount then credited to the employee's account; or

(b) Withdraw the amount in such employee's account and terminate such employee's option to purchase.

In the event the legal representatives of such employee fail to deliver such written notice to the Company or Participating Affiliate within the prescribed period, the election to purchase shares shall terminate and the amount, then credited to the employee's account shall be paid to such legal representatives.

21. FAILURE TO MAKE PERIODIC CASH PAYMENTS.

Under any of the circumstances contemplated by this Plan, where the purchase of shares is to be made through periodic cash payments in lieu of payroll deductions, the failure to make any such payments shall reduce, to the extent of the deficiency in such payments, the number of shares purchasable under this Plan by the participating employee.

22. TERMINATION OF PARTICIPATION.

A participating employee will be refunded all moneys in his or her account, and his or her participation in the Plan will be terminated if either (a) the Board elects to terminate the Plan as provided in **Section 27** below, or (b) the employee ceases to be eligible to participate in the Plan under **Section 5** above. As soon as practicable following termination of an employee's participation in the Plan, the Company will deliver to the employee a check representing the amount in the employee's account and a stock certificate representing the number of whole shares held in the employee's account. Once terminated, participation may not be reinstated for the then current Offering Period, but, if otherwise eligible, the employee may elect to participate in any subsequent Offering Period.

23. ASSIGNMENT.

No participating employee may assign his or her rights to purchase shares of Common Stock under the Plan, whether voluntarily, by operation of law or otherwise. Any payment of cash or issuance of shares of Common Stock under the Plan may be made only to the participating employee (or, in the event of the employee's death, to the employee's estate). Once a stock certificate has been issued to the employee or for his or her account, such certificate may be assigned the same as any other stock certificate.

24. APPLICATION OF FUNDS.

All funds received or held by the Company under the Plan may be used for any corporate purpose until applied to the purchase of Common Stock and/or refunded to participating employees. Participating employees' accounts will not be segregated.

25. NO RIGHT TO CONTINUED EMPLOYMENT.

Neither the Plan nor any right to purchase Common Stock under the Plan confers upon any employee any right to continued employment with the Company or any of its Participating Affiliates, nor will an employee's participation in the Plan restrict or interfere in any way with the right of the Company or any of its Participating Affiliates to terminate the employee's employment at any time.

26. AMENDMENT OF PLAN.

The Board may, at any time, amend the Plan in any respect (including an increase in the percentage specified in **Section 9** above used in calculating the Purchase Price); provided, however, that without approval of the stockholders of the Company no amendment shall be made (a) increasing the number of shares specified in **Section 1** above that may be made available for purchase under the Plan (except as provided in **Section 28** below) or (b) changing the eligibility requirements for participating in the Plan. No amendment may be made that impairs the vested rights of participating employees.

27. TERM AND TERMINATION OF THE PLAN.

The Plan shall be effective as of the Effective Date, subject to approval of the Plan within one year of such Effective Date by the affirmative vote of stockholders who hold more than fifty percent of the combined voting power of the outstanding shares of voting stock present or represented, and entitled to vote thereon at a duly constituted stockholders' meeting, or by consent as permitted by law; provided, however, that upon approval of the Plan by the stockholders of the Company, all rights to purchase shares granted under the Plan on or after the Effective Date shall be fully effective as if the stockholders of the Company had approved the Plan on the Effective Date. If the stockholders fail to approve the Plan on or before one year after the Effective Date, the Plan shall terminate, any rights to purchase shares granted hereunder shall be null and void and of no effect, and all contributed funds shall be refunded to participating employees. The Board may terminate the Plan at any time and for any reason or for no reason, provided that such termination shall not impair any rights of participating employees that have vested at the time of termination. In any event, the Plan shall, without further action of the Board, terminate ten (10) years after the date of adoption of the Plan by the Board or, if earlier, at such time as all shares of Common Stock that may be made available for purchase under the Plan pursuant to **Section 2** above have been issued.

28. EFFECT OF CHANGES IN CAPITALIZATION.

a. Changes in Stock.

If the number of outstanding shares of Common Stock is increased or decreased or the shares of Common Stock are changed into or exchanged for a different number or kind of shares or other securities of the Company by reason of any recapitalization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend, or other distribution payable in capital stock, or other increase or decrease in such shares effected without receipt of consideration by the Company occurring after the Effective Date, the number and kinds of shares that may be purchased under the Plan shall be adjusted proportionately and accordingly by the Company. In addition, the number and kind of shares for which rights are outstanding shall be similarly adjusted so that the proportionate interest of a participating employee immediately following such event shall, to the extent practicable, be the same as immediately prior to such event. Any such adjustment in outstanding rights shall not change the aggregate Purchase Price payable by a participating employee with respect to shares subject to such rights, but shall include a corresponding proportionate adjustment in the Purchase Price per share. Notwithstanding the foregoing, in the event of a spin-off that results in no change in the number of outstanding shares of the Common Stock of the Company, the Company may, in such manner as the Company deems appropriate, adjust (i) the number and kind of shares for which rights are outstanding under the Plan, and (ii) the Purchase Price per share.

b. Reorganization in Which the Company Is the Surviving Corporation.

Subject to **Section 28(c)**, if the Company shall be the surviving corporation in any reorganization, merger or consolidation of the Company with one or more other corporations, all outstanding rights under the Plan shall pertain to and apply to the securities to which a holder of the number of shares of Common Stock subject to such rights would have been entitled immediately following such reorganization, merger or consolidation, with a corresponding proportionate adjustment of the Purchase Price per share so that the aggregate Purchase Price thereafter shall be the same as the aggregate Purchase Price of the shares subject to such rights immediately prior to such reorganization, merger or consolidation.

c. Reorganization in Which the Company Is Not the Surviving Corporation, Sale of Assets or Stock, and Other Corporate Transactions.

Upon any dissolution or liquidation of the Company, or upon a merger, consolidation or reorganization of the Company with one or more other corporations in which the Company is not the surviving corporation, or upon a sale of all or substantially all of the assets of the Company to another corporation, or upon any transaction (including, without limitation, a merger or reorganization in which the Company is the surviving corporation) approved by the Board that results in any person or entity owning more than 80 percent of the combined voting power of all classes of stock of the Company, the Plan and all rights outstanding hereunder shall terminate, except to the extent provision is made in writing in connection with such transaction for the continuation of the Plan and/or the assumption of the rights theretofore granted, or for the substitution for such rights of new rights covering the stock of a successor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kinds of shares and exercise prices, in which event the Plan and rights theretofore granted shall continue in the manner and under the terms so provided. In the event of any such termination of the Plan, the Offering Period and the Purchase Period shall be deemed to have ended on the last trading day prior to such termination, and in accordance with **Section 12** above the rights of each participating employee then outstanding shall be deemed to be automatically exercised on such last trading day. The Board shall send written notice of an event that will result in such a termination to all participating employees at least ten (10) days prior to the date upon which the Plan will be terminated.

d. Adjustments.

Adjustments under this **Section 28** related to stock or securities of the Company shall be made by the Committee, whose determination in that respect shall be final, binding, and conclusive.

e. No Limitations on Company.

The grant of a right pursuant to the Plan shall not affect or limit in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure or to merge, consolidate, dissolve or liquidate, or to sell or transfer all or any part of its business or assets.

29. GOVERNMENTAL REGULATION.

The Company's obligation to issue, sell and deliver shares of Common Stock pursuant to the Plan is subject to such approval of any governmental authority and any national securities exchange or other market quotation system as may be required in connection with the authorization, issuance or sale of such shares.

30. STOCKHOLDER RIGHTS.

Any dividends paid on shares held by the Company for a participating employee's account will be transmitted to the employee. The Company will deliver to each participating employee who purchases shares of Common Stock under the Plan, as promptly as practicable by mail or otherwise, all notices of meetings, proxy statements, proxies and other materials distributed by the Company to its stockholders. Any shares of Common Stock held by the Agent for an employee's account will be voted in accordance with the employee's duly delivered and signed proxy instructions. There will be no charge to participating employees in connection with such notices, proxies and other materials.

31. RULE 16b-3.

Transactions under this Plan are intended to comply with all applicable conditions of Rule 16b-3 or any successor provision under the Securities Exchange Act of 1934, as amended. If any provision of the Plan or action by the Board fails to so comply, it shall be deemed null and void to the extent permitted by law and deemed advisable by the Board. Moreover, in the event the Plan does not include a provision required by Rule 16b-3 to be stated herein, such provision (other than one relating to eligibility requirements, or the price and amount of awards) shall be deemed automatically to be incorporated by reference into the Plan.

32. PAYMENT OF PLAN EXPENSES.

The Company will bear all costs of administering and carrying out the Plan.

* * *

APPENDIX C

AMENDED AND RESTATED STOCKHOLDERS RIGHTS AGREEMENT

FURNITURE BRANDS INTERNATIONAL, INC.

and

AMERICAN STOCK TRANSFER AND TRUST COMPANY, LLC

as Rights Agent

AMENDED AND RESTATED

STOCKHOLDERS

RIGHTS AGREEMENT

Dated as of

February 26, 2010

TABLE OF CONTENTS

This AMENDED AND RESTATED STOCKHOLDERS RIGHTS AGREEMENT, dated as of February 26, 2010 (this "Agreement") by and between Furniture Brands International, Inc., a Delaware corporation (the "Company"), and American Stock Transfer and Trust Company, LLC, a New York limited liability trust company (the "Rights Agent").

WHEREAS, the Company previously entered the Stockholders Rights Agreement, dated as of August 3, 2009 (the "Original Rights Agreement").

WHEREAS, in connection with the Original Agreement, effective August 3, 2009 (the "Rights Dividend Declaration Date"), the Board of Directors of the Company authorized and declared a distribution of one right for each share of Common Stock, no par value, of the Company (the "Common Stock") outstanding at the Close of Business (as such term is defined herein) on August 13, 2009 (the "Record Date"), and authorized the issuance of one such right (as such number may hereafter be adjusted pursuant hereto) for each share of Common Stock that shall become outstanding (whether originally issued or delivered from the Company's treasury) between the Record Date and, except as otherwise provided in Section 23 herein, the Distribution Date, each such right (a "Right" and together with all other such rights distributed or issued pursuant hereto, the "Rights") initially representing the right to purchase, upon the terms and subject to the conditions hereinafter set forth, one Unit of Series B Preferred Stock (as defined herein).

WHEREAS, as of the date hereof, the Rights are redeemable under the Original Rights Agreement, and the Company desires to amend and restate the terms of the Original Rights Agreement.

WHEREAS, effective as of 4:00 p.m. New York time, on February 26, 2010, this Agreement amends and restates, and supersedes in its entirety, the Original Rights Agreement, and from and after such time, each outstanding Right and each Right hereafter issued shall be exercisable in accordance with and subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

SECTION 1. *Certain Definitions.* For purposes of this Agreement, the following terms have the meanings indicated:

(a) *"Acquiring Person"* shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 4.75% or more of the shares of Common Stock then outstanding, but shall not include the Company, any Related Person, or any Exempt Person. Notwithstanding the foregoing:

(i) No Person shall become an "Acquiring Person" as the result of: (A) an acquisition of Common Stock by the Company, which, by reducing the number of shares of Common Stock outstanding, increases the percentage of the shares of Common Stock Beneficially Owned by such Person, together with all Affiliates and Associates of such Person, to 4.75% or more of the shares of Common Stock then outstanding, (B) the grant of any equity compensation award (including, without limitation, an equity compensation award in the form of options, warrants, rights, restricted stock, or similar securities) by the Company to such Person if such person is a director, officer, employee, or agent of the Company, or any adjustment to the number of shares of Common Stock represented by such equity compensation award pursuant to the terms thereof, (C) any unilateral grant of any security by the Company to such Person, or (D) an Exempt Transaction; provided, however, that a Person who or which, together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of shares of Common Stock representing 4.75% or more of the shares of Common Stock then outstanding by reason of any of the transactions described in (A) through (D) of this Section 1(a)(i) shall nevertheless be deemed to be an "Acquiring Person" if, subject to Section 1(a)(ii), such Person, together with all Affiliates and Associates of such Person, thereafter (and while such Person, together with the Affiliates and Associates of such Person, continues to be the Beneficial Owner of 4.75% or more of the then outstanding shares of Common Stock) becomes the Beneficial Owner of any additional shares of Common Stock, except as a result of (w) a dividend or distribution of shares by the Company made on a pro rata basis to all holders of Common Stock, (x) the issuance of shares by the Company pursuant to a split or subdivision of the outstanding

Common Stock, (y) the grant of any equity compensation award (including, without limitation, an equity compensation award in the form of options, warrants, rights, restricted stock, or similar securities) by the Company to such Person if such person is a director, officer, employee, or agent of the Company, or any adjustment to the number of shares of Common Stock represented by such equity compensation award pursuant to the terms thereof, or (z) any unilateral grant of any security by the Company to such Person; and

(ii) If the Board of Directors determines that a Person who would otherwise be an "Acquiring Person," as defined pursuant to this Section 1(a), has become such inadvertently (including, without limitation, because (A) such Person was unaware that it Beneficially Owned a percentage of the then-outstanding Common Stock that would otherwise cause such Person to be an "Acquiring Person" or (B) such Person was aware of the extent of its Beneficial Ownership of Common Stock but had no actual knowledge of the consequences of such Beneficial Ownership under this Agreement), and such Person divests as promptly as practicable a sufficient number of shares of Common Stock so that such Person would no longer be an "Acquiring Person," as defined pursuant to this Section 1(a), then such Person shall not be deemed to be or to have become an "Acquiring Person" for any purposes of this Agreement.

(b) "*Affiliate*" and "*Associate*" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the Exchange Act Regulations, as in effect on the date of this Agreement, and to the extent not included within the foregoing clause of this Section 1(b), shall also include, with respect to any Person, any other Person (whether or not a Related Person or an Exempt Person) whose shares of Common Stock would be deemed constructively owned by such first Person, owned by a single "entity" as defined in Section 1.382-3(a)(1) of the Treasury Regulations, or otherwise aggregated with shares owned by such first Person pursuant to the provisions of the Code, or any successor provision or replacement provision, and the Treasury Regulations thereunder, provided, however, that a Person shall not be deemed to be the Affiliate or Associate of another Person solely because either or both Persons are or were directors or officers of the Company.

(c) A Person shall be deemed the "Beneficial Owner" of and shall be deemed to "Beneficially Own" and to have "Beneficial Ownership" of any securities:

(i) that such Person or any of such Person's Affiliates or Associates beneficially owns, directly or indirectly (as determined pursuant to Rule 13d-3 of the Exchange Act Regulations as in effect on the date of this Agreement); provided, however, that a Person shall not be deemed the Beneficial Owner of, or to Beneficially Own or to have Beneficial Ownership of, any security if the agreement, arrangement, or understanding to vote such security that would otherwise render such Person the Beneficial Owner of such security (1) arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable provisions of the Exchange Act and the Exchange Act Regulations, and (2) is not also then reportable on Schedule 13D under the Exchange Act (or any comparable or successor report);

(ii) that such Person or any of such Person's Affiliates or Associates has (A) the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement, or understanding, whether or not in writing (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities), or upon the exercise of conversion rights, exchange rights, rights, warrants, or options, or otherwise; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to Beneficially Own or to have Beneficial Ownership of (x) securities tendered pursuant to a tender or exchange offer made in accordance with the Exchange Act Regulations by or on behalf of such Person or any of such Person's Affiliates or Associates until such tendered securities are accepted for purchase or exchange, or (y) securities issuable upon exercise of Rights at any time prior to the occurrence of a Triggering Event, or (z) securities issuable upon exercise of Rights from and after the occurrence of a Triggering Event if such Rights were acquired by such Person or any of such Person's Affiliates or Associates prior to the Distribution Date or pursuant to Section 3(a) or Section 22 hereof (the "Original Rights") or pursuant to Section 11(a) hereof in connection with an adjustment made with respect to any

Original Rights; or (B) the right to vote pursuant to any agreement, arrangement, or understanding (except to the extent contemplated by the proviso to subparagraph (i) of this paragraph (c));

(iii) that are Beneficially Owned, directly or indirectly, by any other Person (or any Affiliate or Associate of such Person) with which such Person (or any of such Person's Affiliates or Associates) has any agreement, arrangement, or understanding, whether or not in writing (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities) for the purpose of acquiring, holding, voting (except to the extent contemplated by the proviso to subparagraph (i) of this paragraph (c)), or disposing of any such securities; or

(iv) to the extent not included within the foregoing subparts (i), (ii), or (iii) of this Section 1(c), and notwithstanding anything in this Section 1(c) to the contrary, that such Person would be deemed to constructively own or that otherwise would be aggregated with shares owned by such Person pursuant to Section 382 of the Code, or any successor provision or replacement provision and the Treasury Regulations thereunder.

Notwithstanding anything in this definition of Beneficial Ownership to the contrary, the phrase "then outstanding," when used with reference to a Person's Beneficial Ownership of securities of the Company, shall mean the number of such securities then issued and outstanding together with the number of such securities not then actually issued and outstanding that such Person would be deemed to Beneficially Own hereunder.

(d) "*Board of Directors*" shall mean the Board of Directors of the Company or any duly authorized committee thereof.

(e) "*Book Entry*" shall mean an uncertificated book entry for the Common Stock.

(f) "*Business Day*" shall mean any day other than a Saturday, Sunday, or a day on which banking institutions in New York City, New York are authorized or obligated by law or executive order to close.

(g) "*Certificate of Incorporation*" shall mean the Restated Certificate of Incorporation of the Company, as filed with the Office of the Secretary of State of the State of Delaware (the "Secretary of State") on August 3, 1992, as amended by the Certificate of Amendment filed with the Secretary of State on May 5, 1993, the Certificate of Ownership and Merger filed with the Secretary of State on February 26, 1996, the Certificate of Amendment filed with the Secretary of State on April 26, 2002, and the Certificate of Elimination filed with the Secretary of State on August 3, 2009, and together with the Certificate of Designation of the Series B Preferred Stock of the Company adopted contemporaneously with the approval of the Original Rights Agreement and attached hereto as Exhibit C (the "Certificate of Designation"), as the same may hereafter be amended or restated.

(h) "*Close of Business*" on any given date shall mean 5:00 P.M., New York City time, on such date; provided, however, that if such date is not a Business Day, it shall mean 5:00 P.M., New York City time, on the next succeeding Business Day.

(i) "*Closing Price*" shall mean, with respect to any security on any given day, the last sale price, regular way, of such security or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, on the principal trading market on which such security is then traded.

(j) "*Code*" shall mean the Internal Revenue Code of 1986, as amended.

(k) "*Common Stock*" shall have the meaning set forth in the Preamble to this Agreement.

(l) "*Common Equity Interest*" when used with reference to any Person other than the Company shall mean the class or series of capital stock (or equity interest) with the greatest voting power (in relation to any other classes or series of capital stock (or equity interest)) of such other Person.

(m) "*Definitive Acquisition Agreement*" shall mean any agreement entered into by the Company that is conditioned on the approval by the holders of not less than a majority of the voting power of the outstanding shares of Common Shock, at a meeting of stockholders with respect to (A) a merger, consolidation, recapitalization, reorganization, share exchange, business combination or similar transaction involving the

Company or (B) the acquisition in any manner, directly or indirectly, of more than 50% of the consolidated total assets (including, without limitation, equity securities of its subsidiaries) of the Company)

(n) "*Distribution Date*" shall have the meaning set forth in Section 3(a).

(o) "*Equivalent Preferred Stock*" shall have the meaning set forth in Section 11(b).

(p) "*Exchange Act*" shall mean the Securities Exchange Act of 1934, as amended.

(q) "*Exchange Act Regulations*" shall mean the General Rules and Regulations under the Exchange Act.

(r) "*Exchange Ratio*" shall have the meaning set forth in Section 24(a).

(s) "*Exempt Person*" shall mean any Person who or which, together with all Affiliates and Associates of such Person:

(i) is the Beneficial Owner of securities on the Rights Dividend Declaration Date representing 4.75% or more of the shares of Common Stock outstanding on the Rights Dividend Declaration Date, provided, however, that any such Person described in this clause (i) shall no longer be deemed to be an Exempt Person and shall be deemed an Acquiring Person if such Person, together with all Affiliates and Associates of such Person (and while such Person, together with the Affiliates and Associates of such Person, continues to be the Beneficial Owner of 4.75% or more of the then outstanding shares of Common Stock) either (A) becomes the Beneficial Owner of additional securities representing one-half of one percent (0.5%) or more of the shares of Common Stock then outstanding or (B) becomes the Beneficial Owner of additional securities and upon acquiring such Beneficial Ownership is, together with such Person's Affiliates and Associates, the Beneficial Owner of 20% or more of the shares of Common Stock then outstanding, except in each case when Beneficial Ownership of such additional securities is a result of (w) a dividend or distribution of shares by the Company made on a pro rata basis to all holders of Common Stock, (x) the issuance of shares by the Company pursuant to a split or subdivision of the outstanding Common Stock, (y) the grant of any equity compensation award (including, without limitation, an equity compensation award in the form of options, warrants, rights, restricted stock, or similar securities) by the Company to such Person if such person is a director, officer, employee, or agent of the Company, or any adjustment to the number of shares of Common Stock represented by such equity compensation award pursuant to the terms thereof, or (z) any unilateral grant of any security by the Company to such Person; or

(ii) is a Beneficial Owner of 4.75% or more of the shares of Common Stock outstanding (but less than 20% of the shares of Common Stock outstanding) and whose Beneficial Ownership the Board of Directors has determined, in its sole discretion before the time such Person otherwise would have become an Acquiring Person, would not jeopardize or endanger the availability to the Company of its NOLs; provided, however, that if a Person is an Exempt Person solely by reason of this clause (ii), then such Person shall cease to be an Exempt Person if (A) such Person, together with the Affiliates and Associates of such Person, ceases to Beneficially Own 4.75% or more of the shares of the then outstanding Common Stock or (B) the Board of Directors, in its sole discretion, makes a contrary determination about the effect of such Person's Beneficial Ownership on the availability to the Company of its NOLs.

A purchaser, assignee, or transferee of the shares of Common Stock (or options, rights, or warrants exercisable for Common Stock) from an Exempt Person shall not thereby become an Exempt Person, except that a transferee from the estate of an Exempt Person who receives Common Stock as a bequest or inheritance from an Exempt Person shall be an Exempt Person so long as such Person continues to be the Beneficial Owner of 4.75% or more of the then outstanding shares of Common Stock. For the avoidance of doubt, nothing in this definition of "Exempt Person" is intended to limit the authority of the Board of Directors to redeem the Rights in accordance with Section 23 of this Agreement, to exchange all or part of the then outstanding and exercisable Rights in accordance with Section 24 of this Agreement, to supplement or amend this Agreement in accordance with Section 27 of this Agreement, or to interpret and administer this Agreement in accordance with Section 29 of this Agreement.

(t) *"Exempt Transaction"* shall mean any transaction that the Board of Directors determines, in its sole discretion and before the consummation of such transaction, is exempt, which determination shall be irrevocable; provided, however, that the Board of Directors may not exempt any transaction that results in any Person (other than the Company or a Related Person), together with the Affiliates and Associates of such Person, beneficially owning 20% or more of the shares of Common Stock then outstanding. For the avoidance of doubt, nothing in this definition of "Exempt Transaction" is intended to limit the authority of the Board of Directors to redeem the Rights in accordance with Section 23 of this Agreement, to exchange all or part of the then outstanding and exercisable Rights in accordance with Section 24 of this Agreement, to supplement or amend this Agreement in accordance with Section 27 of this Agreement, or to interpret and administer this Agreement in accordance with Section 29 of this Agreement.

(u) *"Expiration Date"* has the meaning set forth in Section 7(a).

(v) *"Final Expiration Date"* has the meaning set forth in Section 7(a).

(w) *"NOLs"* shall mean the Company's net operating loss carryforwards and shall also include any other tax benefits or attributes that may potentially be subject to the limitations imposed by Section 382 or 383 of the Code and the Treasury Regulations thereunder.

(x) *"Original Rights Agreement"* shall have the meaning set forth in the Preamble to this Agreement.

(y) *"Outside Meeting Date"* shall have the meaning set forth in Section 23(b).

(z) *"Person"* shall mean any individual, firm, corporation, partnership (general or limited), limited liability company, limited liability partnership, association, unincorporated organization, trust, or other legal entity, and also (i) any syndicate or group deemed to be a Person under Section 13(d)(5)(b) of the Exchange Act, (ii) any other legal entity, group, or person making a "coordinated acquisition" of shares or otherwise treated as an entity within the meaning of Section 1.382-3(a)(1) of the Treasury Regulations or otherwise, and (iii) any successor (by merger or otherwise) of any such firm, corporation, partnership (general or limited), limited liability company, limited liability partnership, association, unincorporated organization, trust, or other group or entity.

(aa) *"Principal Party"* shall have the meaning set forth in Section 13(b).

(bb) *"Purchase Price"* shall have the meaning set forth in Section 7(b).

(cc) *"Qualified Offer"* shall mean an offer determined by a majority of the independent members of the Board of Directors of the Company to have each of the following characteristics:

(i) A fully financed all-cash tender offer, or an exchange offer offering shares of common stock of the offeror, or a combination thereof, in each such case for any and all of the outstanding shares of Common Stock at the same per-share consideration;

(ii) An offer that has commenced within the meaning of Rule 14d-2(a) of the Exchange Act Regulations;

(iii) An offer whose per-share offer price exceeds the greater of (A) a reasonable premium above the highest reported market price for the Common Stock during the immediately preceding twenty-four (24) months (determined as of the Trading Day immediately preceding the commencement of such offer within the meaning of Rule 14d-2(a) of the Exchange Act Regulations), and (B) represents a reasonable premium above the average of the Closing Prices for the ten (10) Trading Days immediately preceding the commencement of the offer within the meaning of Rule 14d-2(a) of the Exchange Act Regulations; provided, however, that, if, at the time any offer is commenced within the meaning of Rule 14d-2(a) of the Exchange Act Regulations, any other offer that is a Qualified Offer has been commenced and remains open, the per share offer price with respect to such subsequent offer must equal or exceed the per share price with respect to such earlier Qualified Offer (in lieu of exceeding the thresholds set forth in clauses (A) and (B) above); provided, further, that, to the extent that an offer includes shares of common stock of the offeror or any subsidiary or Affiliate of the offeror, such per-share offer price with respect to such common stock of the offeror or a subsidiary or Affiliate of the offeror will be determined for purposes of the foregoing provision to be the average of the daily Closing Prices per share for such common stock for the thirty (30) Trading Days immediately preceding the commencement of such offer within the meaning of Rule 14d-2(a) under the Exchange Act Regulations;

(iv) An offer that, within twenty (20) Business Days after the commencement date of the offer (or within ten (10) Business Days after any increase in the offer consideration), does not result in a nationally recognized investment banking firm retained by the Board of Directors rendering an opinion to the Board of Directors that the consideration being offered to the stockholders of the Company is either inadequate or unfair;

(v) If the offer includes shares of common stock of the offeror, an offer pursuant to which (A) the offeror shall permit representatives of the Company (including a nationally recognized investment banking firm retained by the Board of Directors of the Company and legal counsel and an accounting firm designated by the Company) to have access to such offeror's books, records, management, accountants, financial advisors, counsel and any other appropriate outside advisers for the purposes of permitting such representatives to conduct a due diligence review of the offeror in order to permit the Board of Directors of the Company to evaluate the offer and make an informed decision and, if requested by the Board of Directors of the Company, to permit such investment banking firm (relying as appropriate on the advice of such legal counsel) to be able to render an opinion to the Board of Directors of the Company with respect to whether the consideration being offered to the stockholders of the Company is fair from a financial point of view, and (B) within ten (10) Business Days after such representatives of the Company (including a nationally-recognized investment banking firm retained by the Board of Directors of the Company and legal counsel and an accounting firm designated by the Company) shall have notified the Company and the offeror that it had completed such due diligence review to its satisfaction (or, following completion of such due diligence review, within ten (10) Business Days after any increase in the consideration being offered), such investment banking firm does not render an opinion to the Board of Directors of the Company that the consideration being offered to the stockholders of the Company is either unfair or inadequate and such investment banking firm does not, after the expiration of such ten (10) Business Day period, render an opinion to the Board of Directors of the Company that the consideration being offered to the stockholders of the Company has become either unfair or inadequate based on a subsequent disclosure or discovery of a development or developments that have had or are reasonably likely to have an adverse effect on the value of the common stock of the offeror;

(vi) An offer that is subject only to the minimum tender condition described below in Section 1(cc)(ix) and other customary terms and conditions, which conditions shall not include any financing, funding or similar conditions or any requirements with respect to the offeror or its agents being permitted any due diligence with respect to the books, records, management, accountants or other outside advisers of the Company;

(vii) An offer pursuant to which the Company has received an irrevocable written commitment of the offeror that the offer will remain open for at least one hundred twenty (120) Business Days and, if a Special Meeting is duly requested in accordance with Section 23(b), for, at least ten (10) Business Days after the date of the Special Meeting or, if no Special Meeting is held within ninety (90) Business Days following receipt of the Special Meeting Notice in accordance with Section 23(b), for at least ten (10) Business Days following such ninety (90) Business Day Period;

(viii) An offer pursuant to which the Company has received an irrevocable written commitment of the offeror that, in addition to the minimum time periods specified above in Section 1(cc)(vii), the offer, if it is otherwise to expire prior thereto, will be extended for at least twenty (20) Business Days after any increase in the consideration being offered or after any bona fide alternative offer is commenced within the meaning of Rule 14d-2(a) of the Exchange Act Regulations; provided, however, that such offer need not remain open, as a result of Section 1(cc)(vii) and this Section 1(cc)(viii), beyond (A) the time that any other offer satisfying the criteria for a Qualified Offer is then required to be kept open under such Section 1(cc)(vii) and this Section 1(cc)(viii), or (B) the expiration date, as such date may be extended by public announcement (with prompt written notice to the Rights Agent) in compliance with Rule 14e-1 of the Exchange Act Regulations, of any other tender offer for the Common Stock with respect to which the Board of Directors of the Company has agreed to redeem the Rights immediately prior to acceptance for payment of Common Stock thereunder (unless such other offer is terminated prior to its expiration without any Common Stock having been purchased thereunder), or (C) one Business Day after the stockholder vote with respect to approval of any Definitive Acquisition Agreement has been officially determined and certified by the inspectors of elections;

(ix) An offer that is conditioned on a minimum of at least two-thirds of the outstanding shares of the Common Stock not held by the Person making such offer (and such Person's Affiliates and Associates) being tendered and not withdrawn as of the offer's expiration date, which condition shall not be waivable;

(x) An offer pursuant to which the Company has received an irrevocable written commitment by the offeror to consummate, as promptly as practicable upon successful completion of the offer, a second step transaction whereby all shares of the Common Stock not tendered into the offer will be acquired at the same consideration per share actually paid pursuant to the offer, subject to stockholders' statutory appraisal rights, if any;

(xi) An offer pursuant to which the Company and its stockholders have received an irrevocable written commitment of the offeror that no amendments will be made to the offer to reduce the consideration being offered or to otherwise change the terms of the offer in a way that is adverse to a tendering stockholder;

(xii) An offer (other than an offer consisting solely of cash consideration) pursuant to which the Company has received the written representation and certification of the offeror and the written representations and certifications of the offeror's Chief Executive Officer and Chief Financial Officer, acting in such capacities, that (A) all facts about the offeror that would be material to making an investor's decision to accept the offer have been fully and accurately disclosed as of the date of the commencement of the offer within the meaning of Rule 14d-2(a) of the Exchange Act Regulations, (B) all such new facts will be fully and accurately disclosed on a prompt basis during the entire period during which the offer remains open, and (C) all required Exchange Act reports will be filed by the offeror in a timely manner during such period; and

(xiii) If the offer includes non-cash consideration (A) the non-cash portion of the consideration offered must consist solely of common stock of a Person that is a publicly-owned United States corporation, (B) such common stock must be freely tradable and listed or admitted to trading on either the NYSE or the Nasdaq Global Market or the Nasdaq Global Select Market, (C) no stockholder approval of the issuer of such common stock is required to issue such common stock, or, if such approval is required, such approval has already been obtained, (D) no Person (including such Person's Affiliates and Associates) beneficially owns 20% or more of the shares of common stock of the issuer then outstanding at the time of commencement of the offer or at any time during the term of the offer, (E) the issuer of such common stock has no other class of voting stock or other voting securities, and (F) the issuer of such common stock meets the registrant eligibility requirements for use of Form S-3 for registering securities under the Securities Act, including the filing of all required Exchange Act reports in a timely manner during the twelve calendar months prior to the date of commencement of such offer.

For the purposes of this definition of "Qualified Offer," "fully financed" shall mean that the offeror has sufficient funds for the offer and related expenses which shall be evidenced by (i) firm, unqualified, legally binding, written commitments from responsible financial institutions having the necessary financial capacity, accepted by the offeror, to provide funds for such offer subject only to customary terms and conditions, (ii) cash or cash equivalents then available to the offeror, set apart and maintained solely for the purpose of funding the offer with an irrevocable written commitment being provided by the offeror to the Board of Directors of the Company to maintain such availability until the offer is consummated or withdrawn, or (iii) a combination of the foregoing; which evidence has been provided to the Company prior to, or upon, commencement of the offer within the meaning of Rule 14d-2(a) of the Exchange Act Regulations. If an offer becomes a Qualified Offer in accordance with this definition, but subsequently ceases to be a Qualified Offer as a result of the failure at a later date to continue to satisfy any of the requirements of this definition, such offer shall cease to be a Qualified Offer and the provisions of Section 23(b) shall no longer be applicable to such offer, provided the actual redemption of the Rights pursuant to Section 23(b) shall not have already occurred.

(dd) "*Record Date*" shall have the meaning set forth in the Preamble to this Agreement.

(ee) "*Redemption Resolution*" shall have the meaning set forth in Section 23(b).

(ff) "*Related Person*" shall mean (i) any Subsidiary of the Company or (ii) any employee benefit or stock ownership plan of the Company or of any Subsidiary of the Company or any trust or fiduciary holding shares of Common Stock for or pursuant to the terms of any such plan, acting in such capacity.

(gg) "*Right*" and "*Rights*" shall have the meaning set forth in the Preamble to this Agreement.

(hh) "*Rights Certificates*" shall have the meaning set forth in Section 3(a).

(ii) "*Rights Dividend Declaration Date*" shall have the meaning set forth in the Preamble to this Agreement.

(jj) "*Section 11(a)(ii) Event*" shall mean the event described in Section 11(a)(ii) hereof that triggers the adjustment provided in Section 11(a)(ii).

(kk) "*Section 13 Event*" shall mean any event described in clause (x), (y), or (z) of Section 13(a) hereof.

(ll) "*Securities Act*" shall mean the Securities Act of 1933, as amended.

(mm) "*Series B Preferred Stock*" shall mean the Series B Junior Participating Preferred Stock of the Company, no par value, having the voting rights, powers, designations, preferences, and relative, participating, optional, or other special rights and qualifications, limitations, and restrictions set forth in the Certificate of Designation.

(nn) "*Special Meeting*" shall have the meaning set forth in Section 23(b).

(oo) "*Special Meeting Notice*" shall have the meaning set forth in Section 23(b).

(pp) "*Special Meeting Period*" shall have the meaning set forth in Section 23(b).

(qq) "*Stock Acquisition Date*" shall mean the first date of public announcement (including, without limitation, the filing of any report pursuant to Section 13(d) of the Exchange Act) by the Company or an Acquiring Person that an Acquiring Person has become such.

(rr) "*Subsidiary*" shall mean, with reference to any Person, any other Person of which (1) a majority of the voting power of the voting securities or equity interests is Beneficially Owned, directly or indirectly, by such first-mentioned Person or otherwise controlled by such first-mentioned Person, or (2) an amount of voting securities or equity interests sufficient to elect at least a majority of the directors or equivalent governing body of such other Person is Beneficially Owned, directly or indirectly, by such first-mentioned Person, or otherwise controlled by such first-mentioned Person.

(ss) "*Trading Day*" shall mean, with respect to any security, a day on which the principal national securities exchange on which the security is listed or admitted to trading is open for the transaction of business.

(tt) "*Treasury Regulations*" shall mean final, temporary, and proposed income tax regulations promulgated under the Code, as amended.

(uu) "*Triggering Event*" shall mean any Section 11(a)(ii) Event or any Section 13 Event.

(vv) "*Trust*" has the meaning set forth in Section 24(d).

(ww) "*Trust Agreement*" has the meaning set forth in Section 24(d).

(xx) "*Unit*" has the meaning set forth in Section 7(b).

(yy) "*Voting Securities*" when used in reference to any Person, shall mean the outstanding capital stock, equity interest, or other voting securities of such Person, in each case entitling the holder thereof (1) to cast votes, in person or by proxy, or to act by written consent, in the election of directors or members of the governing body of such Person (if such person is a corporation or is managed by or under the direction of a governing body performing functions and having obligations similar to those of a corporate board of directors) or (2) to participate in the management and control of such Person (if such Person is not a corporation and is not managed by or under the direction of a governing body performing functions and having obligations similar to those of a corporate board of directors).

SECTION 2. *Appointment of Rights Agent.* The Company hereby appoints the Rights Agent to act as agent for the Company and the holders of the Rights (who, in accordance with Section 4 hereof, shall prior to the Distribution Date also be holders of Common Stock) in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. With the consent of the Rights Agent, the Company may from time to time appoint such Co-Rights Agents as it may deem necessary or desirable. The Rights Agent shall have no duty to supervise, and in no event shall it be liable for, the acts or omissions of any such co-Rights Agent.

SECTION 3. *Issue of Rights Certificates.* (a) Until the earlier of (i) the Close of Business on the tenth Business Day after the Stock Acquisition Date and (ii) the Close of Business on the tenth Business Day (or such later date as may be determined by action of a majority of the Board of Directors before such time as any Person becomes an Acquiring Person and of which later date the Company will give the Rights Agent prompt written notice) after the date that a tender or exchange offer by any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan maintained by the Company or any of its Subsidiaries or any trustee or fiduciary holding Common Stock for, or pursuant to the terms of, any such plan, acting in such capacity) is first published or sent or given within the meaning of Rule 14d-4(a) of the Exchange Act Regulations or any successor rule, if upon consummation thereof such Person, together with the Affiliates and Associates of such Person, would be the Beneficial Owner of shares of Common Stock representing 4.75% or more of the shares of Common Stock then outstanding (including any such date that is after the Rights Dividend Declaration Date and prior to the issuance of the Rights) (the earlier of (i) and (ii) above being the "Distribution Date"):

(x) the Rights will be evidenced (subject to the provisions of paragraph (b) of this Section 3) by the balances indicated in the Book Entry account system of the transfer agent for the Common Stock registered in the names of the holders thereof (which Common Stock will also be deemed to represent certificates for Rights) or, in the case of certificated shares, by the certificates for shares of Common Stock registered in the names of the holders of shares of Common Stock as of and subsequent to the Record Date (which certificates for shares of Common Stock shall be deemed also to be certificates for Rights) and not by separate rights certificates; and

(y) the Rights will be transferable only in connection with the transfer of the underlying shares of Common Stock (including a transfer to the Company).

As soon as practicable after the Distribution Date, the Company will prepare and execute, the Rights Agent will countersign, and the Company will send or cause to be sent (and the Rights Agent, if so requested, will send) by first-class, insured, postage prepaid mail, to each record holder of shares of Common Stock as of the Close of Business on the Distribution Date, at the address of such holder shown on the records of the Company, one or more rights certificates, in substantially the form of Exhibit A (the "Rights Certificates"), evidencing one Right for each share of Common Stock so held, subject to adjustment as provided herein. If an adjustment in the number of Rights per share of Common Stock has been made pursuant to Section 11(i) or Section 11(p) hereof, at the time of distribution of the Rights Certificates, the Company may make the necessary and appropriate rounding adjustments (in accordance with Section 14(a) hereof) so that Rights Certificates representing only whole numbers of Rights are distributed and cash is paid in lieu of any fractional Rights. As of and after the Distribution Date, the Rights will be evidenced solely by such Rights Certificates.

(b) As promptly as practicable following the Record Date, the Company will send a copy of a Summary of Rights to Purchase Series B Preferred Stock in substantially the form attached hereto as Exhibit B and which may be appended to certificates that represent shares of Common Stock (hereinafter referred to as the "Summary of Rights"), by first-class, postage prepaid mail, to each record holder of Common Stock as of the Close of Business on the Record Date, at the address of such holder shown on the records of the Company. With respect to Common Stock outstanding as of the Record Date, until the Distribution Date, the Rights will be evidenced by the balances indicated in the Book Entry account system of the transfer agent for the Common Stock, or in the case of certificated shares, by such certificates registered in the names of the holders thereof. Until the earlier of the Distribution Date or the Expiration Date, the transfer of any shares of Common Stock outstanding on the Record Date (whether represented by certificate(s) or evidenced by the balances indicated in the Book Entry account system of the transfer agent for the Common Stock, and in either case regardless of whether a copy of the Summary of Rights is submitted with the surrender or request for transfer), shall also constitute the transfer of the Rights associated with such shares of Common Stock.

(c) Rights shall, without any further action, be issued in respect of all shares of Common Stock that become outstanding (whether originally issued or delivered from the Company's treasury) after the Record Date but prior to the earlier of the Distribution Date and the Expiration Date; provided, however, that Rights shall also be issued to the extent provided in Section 22 hereof. Confirmation and account statements sent to holders of Common Stock for Book Entry form or, in the case of certificated shares, certificates, representing such shares of Common Stock, issued after the Record Date shall bear a legend substantially in the following form:

> "This certificate also evidences and entitles the holder hereof to certain Rights as set forth in the Amended and Restated Stockholders Rights Agreement between Furniture Brands International, Inc. (the "Company") and American Stock Transfer and Trust Company, LLC (the "Rights Agent") dated as of February 26, 2010 as the same may be amended from time to time (the "Rights Agreement"), the terms of which are incorporated herein by reference and a copy of which is on file at the principal office of the Company. Under certain circumstances, as set forth in the Rights Agreement, such Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate. The Company will mail to the holder of this certificate a copy of the Rights Agreement, as in effect on the date of mailing, without charge after receipt of a written request therefor. Under certain circumstances, as set forth in the Rights Agreement, Rights that are Beneficially Owned by any Person who is, was, or becomes an Acquiring Person or any Affiliate or Associate thereof (as such capitalized terms are defined in the Rights Agreement), or specified transferees of such Acquiring Person (or Affiliate or Associate thereof) may become null and void."

With respect to Common Stock in Book Entry form for which there has been sent a confirmation or account statement containing the foregoing legend, until the earliest of the Distribution Date, the Redemption Date, or the Final Expiration Date, the Rights associated with the Common Stock shall be evidenced by such Common Stock alone and registered holders of Common Stock shall also be the registered holders of the associated Rights, and the transfer of any such Common Stock shall also constitute the transfer of the Rights associated with such shares of Common Stock.

After the Record Date but before the earlier of the Distribution Date and the Expiration Date, if, in the case of certificated shares, new certificate(s) representing shares of Common Stock are issued in connection with the transfer, split up, combination, or exchange of certificate(s) representing shares of Common Stock or if new certificate(s) representing shares of Common Stock are issued to replace any certificate(s) that have been mutilated, destroyed, lost, or stolen, then such new certificate(s) shall bear the foregoing legend. With respect to all certificates containing the foregoing legend, until the earlier of the Distribution Date or the Expiration Date, the Rights associated with the shares of Common Stock represented by such certificates shall be evidenced by such certificates alone and registered holders of the shares of Common Stock shall also be the registered holders of the associated Rights, and the transfer of any of such certificates shall also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificates. If the Company purchases or acquires any shares of Common Stock after the Record Date but prior to the Distribution Date, any Rights associated with such shares of Common Stock shall be deemed cancelled and retired so that the Company shall not be entitled to exercise any Rights associated with the shares of Common Stock that are no longer outstanding.

SECTION 4. *Form of Rights Certificate.* (a) The Rights Certificates (and the forms of election to purchase and of assignment and the certificate to be printed on the reverse thereof) shall be substantially in the form set forth in Exhibit A hereto and may have such marks of identification or designation and such legends, summaries, or endorsements printed thereon as the Company may deem appropriate (but which do not affect the rights, duties, or responsibilities of the Rights Agent) and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any applicable law or any rule or regulation thereunder or with any rule or regulation of any stock exchange upon which the Rights may from time to time be listed, or to conform to usage. Subject to the provisions of Sections 7, 11, 13, 22, 23, 24, and 27 hereof, the Rights Certificates, whenever distributed, shall be dated as of the Distribution Date and on their face shall entitle the holders thereof to purchase such number of Units of Series B Preferred Stock as shall be set forth therein at the price set forth therein, but the amount and type of securities, cash, or other assets that may be acquired upon the exercise of each Right and the Purchase Price thereof shall be subject to adjustment as provided herein.

(b) Any Rights Certificate issued pursuant hereto that represents Rights Beneficially Owned by: (i) an Acquiring Person or any Associate or Affiliate of an Acquiring Person, (ii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) that becomes a transferee after the Acquiring Person becomes such, or (iii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) that becomes a transferee prior to or concurrently with the Acquiring Person becoming such and that receives such Rights pursuant to either (A) a transfer (whether or not for consideration) from the Acquiring Person (or any such Associate or Affiliate) to holders of equity interests in such Acquiring Person (or such Associate or Affiliate) or to any Person with whom such Acquiring Person (or such Associate or Affiliate) has any continuing written or oral agreement, arrangement, or understanding regarding either the transferred Rights, shares of Common Stock, or the Company, or (B) a transfer that the Board of Directors has determined in good faith to be part of a plan, agreement, arrangement, or understanding that has as a primary purpose or effect the avoidance of Section 7(e) hereof shall, upon the written direction of the Board of Directors, contain (to the extent feasible), the following legend:

> "The Rights represented by this Rights Certificate are or were Beneficially Owned by a Person who was or became an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such capitalized terms are defined in the Amended and Restated Stockholders Rights Agreement, dated as of February 26, 2010 as the same may be amended from time to time (the "Rights Agreement"), by and between Furniture Brands International, Inc. and American Stock Transfer and Trust Company, LLC, as Rights Agent). Accordingly, this Rights Certificate and the Rights represented hereby may become null and void in the circumstances specified in Section 7(e) of the Rights Agreement."

SECTION 5. *Countersignature and Registration.* (a) Rights Certificates shall be executed on behalf of the Company by its Chairman of the Board, its Chief Executive Officer, or its Treasurer, shall have affixed thereto the Company's corporate seal (or a facsimile thereof), and shall be attested by the Company's Secretary or one of its Assistant Secretaries. The signature of any of these officers on the Rights Certificates may be manual or by facsimile.

Rights Certificates bearing the manual or facsimile signatures of the individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersigning of such Rights Certificates by the Rights Agent or did not hold such offices at the date of such Rights Certificates. No Rights Certificate shall be entitled to any benefit under this Agreement or be valid for any purpose unless there appears on such Rights Certificate a countersignature duly executed by the Rights Agent by manual or facsimile signature of an authorized officer, and such countersignature upon any Rights Certificate shall be conclusive evidence, and the only evidence, that such Rights Certificate has been duly countersigned as required hereunder.

(b) Following the Distribution Date, the Rights Agent will keep or cause to be kept, at its office designated for surrender of Rights Certificates upon exercise or transfer, books for registration and transfer of the Rights Certificates issued hereunder. Such books shall show the name and address of each holder of the

Rights Certificates, the number of Rights evidenced on its face by each Rights Certificate, and the date of each Rights Certificate.

SECTION 6. *Transfer, Split Up, Combination, and Exchange of Rights Certificates; Mutilated, Destroyed, Lost, or Stolen Rights Certificates.* (a) Subject to the provisions of Sections 4(b), 7(e), and 14 hereof, at any time after the Close of Business on the Distribution Date, and at or prior to the Close of Business on the Expiration Date, any Rights Certificate or Certificates (other than Rights Certificates representing Rights that have become null and void pursuant to Section 7(e) hereof, that have been redeemed pursuant to Section 23 hereof, or that have been exchanged pursuant to Section 24 hereof) may be transferred, split up, combined, or exchanged for another Rights Certificate or Certificates, entitling the registered holder to purchase a like number of Units of Series B Preferred Stock (or, following a Triggering Event, other securities, cash or other assets, as the case may be) as the Rights Certificate or Certificates surrendered then entitled such holder to purchase. Any registered holder desiring to transfer, split up, combine, or exchange any Rights Certificate or Certificates shall make such request in writing delivered to the Rights Agent, and shall surrender the Rights Certificate or Certificates to be transferred, split up, combined, or exchanged at the office of the Rights Agent designated for such purpose. Neither the Rights Agent nor the Company shall be obligated to take any action whatsoever with respect to the transfer of any such surrendered Rights Certificate until the registered holder shall have completed and executed the certificate set forth in the form of assignment on the reverse side of such Rights Certificate and shall have provided such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) of the Rights represented by such Rights Certificate or Affiliates or Associates thereof as the Company shall reasonably request; whereupon the Rights Agent shall, subject to the provisions of Section 4(b), Section 7(e) and Section 14 hereof, countersign and deliver to the Person entitled thereto a Rights Certificate or Rights Certificates, as the case may be, as so requested. The Company may require payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer, split up, combination, or exchange of Rights Certificates.

(b) If a Rights Certificate shall be mutilated, lost, stolen, or destroyed, upon request by the registered holder of the Rights represented thereby and upon payment to the Company and the Rights Agent of all reasonable expenses incident thereto, there shall be issued, in exchange for and upon cancellation of the mutilated Rights Certificate, or in substitution for the lost, stolen, or destroyed Rights Certificate, a new Rights Certificate, in substantially the form of the prior Rights Certificate, of like tenor and representing the equivalent number of Rights, but, in the case of loss, theft, or destruction, only upon receipt of evidence satisfactory to the Company and the Rights Agent of such loss, theft or destruction of such Rights Certificate and, if requested by the Company or the Rights Agent, indemnity also satisfactory to it.

SECTION 7. *Exercise of Rights; Purchase Price; Expiration Date of Rights.* (a) Prior to the earlier of (i) the Close of Business on July 30, 2012 (the "Final Expiration Date"), or (ii) the time at which the Rights are redeemed as provided in Section 23 hereof or (iii) the time at which the Rights are exchanged as provided in Section 24 hereof (the earlier of (i), (ii), and (iii) being the "Expiration Date"), the registered holder of any Rights Certificate may, subject to the provisions of Sections 7(e), 9(c), and 9(f) hereof, exercise the Rights evidenced thereby (except as otherwise provided herein) in whole or in part at any time after the Distribution Date upon surrender of the Rights Certificate, with the form of election to purchase and the certificate on the reverse side thereof duly executed, to the Rights Agent at the office of the Rights Agent designated for such purpose, together with payment of the aggregate Purchase Price (as hereinafter defined) for the number of Units of Series B Preferred Stock (or, following a Triggering Event, other securities, cash or other assets, as the case may be) for which such surrendered Rights are then exercisable.

(b) The purchase price for each one one-thousandth of a share of Series B Preferred Stock purchasable upon exercise of a Right shall be $20.00 (as adjusted from time to time as provided in Sections 11 and 13(a) hereof) (the "Purchase Price"). The Purchase Price shall be subject to adjustment from time to time as provided in Sections 11 and 13(a) hereof and shall be payable in lawful money of the United States of America in accordance with paragraph (c)(2) below. Each one one-thousandth of a share of Series B Preferred Stock shall be referred to herein as a "Unit" of Series B Preferred Stock.

(c) (1) Subject to Section 14(b) hereof, following the Distribution Date, the Company may (at the direction of the Board of Directors) deposit with a corporation in good standing organized under the laws of the United States or any State of the United States, which is authorized under such laws to exercise corporate trust or stock transfer powers and is subject to supervision or examination by federal or state authority (the "Depositary Agent") certificates representing the shares of Series B Preferred Stock that may be acquired upon exercise of the Rights and may cause such Depositary Agent to enter into an agreement pursuant to which the Depositary Agent shall issue receipts representing interests in the shares of Series B Preferred Stock so deposited.

(2) Upon receipt of a Rights Certificate representing exercisable Rights, with the form of election to purchase and the certificate duly executed, accompanied by payment, with respect to each Right so exercised, of the Purchase Price for the Units of Series B Preferred Stock (or, following a Triggering Event, other securities, cash, or other assets, as the case may be) to be purchased thereby as set forth below and an amount equal to any applicable tax or charge required to be paid by the holder of such Rights Certificate in accordance with Section 9 hereof, or evidence satisfactory to the Company of payment of such tax or charge, the Rights Agent shall, subject to Section 20(k) hereof, thereupon promptly (i)(A) requisition from any transfer agent of the Series B Preferred Stock certificates representing such number of shares of Series B Preferred Stock (or fractions of shares that are integral multiples of one one-thousandth of a share of Series B Preferred Stock) as are to be purchased and the Company will direct its transfer agent to comply with all such requests, and/or (B) requisition from the Depositary Agent depositary receipts representing such number of Units of Series B Preferred Stock as are to be purchased and the Company will direct the Depositary Agent to comply with all such requests, (ii) requisition from the Company the amount of cash, if any, to be paid in lieu of fractional shares in accordance with Section 14 hereof, (iii) after receipt of such certificates or such depositary receipts, cause the same to be delivered to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder, and (iv) after receipt thereof, deliver such cash, if any, to or upon the order of the registered holder of such Rights Certificate. In the event that the Company is obligated to issue Common Stock or other securities of the Company, pay cash, and/or distribute other property pursuant to Section 11(a) hereof, the Company will make all arrangements necessary so that such Common Stock, other securities, cash, and/or other property is available for distribution by the Rights Agent, if and when necessary to comply with this Agreement. The payment of the Purchase Price (as such amount may be reduced pursuant to Section 11(a)(iii) hereof) may be made in cash or by certified or bank check or money order payable to the order of the Company.

(d) In case the registered holder of any Rights Certificate shall exercise less than all the Rights evidenced thereby, a new Rights Certificate evidencing the Rights remaining unexercised shall be issued by the Rights Agent and delivered to, or upon the order of, the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder, subject to the provisions of Sections 6 and 14 hereof.

(e) Notwithstanding anything in this Agreement to the contrary, from and after the time that any Person becomes an Acquiring Person, any Rights Beneficially Owned by (i) an Acquiring Person or an Associate or Affiliate of an Acquiring Person, (ii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee after the Acquiring Person becomes such, or (iii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee prior to or concurrently with the Acquiring Person becoming such and who receives such Rights pursuant to either (A) a transfer (whether or not for consideration) from the Acquiring Person (or any such Associate or Affiliate) to holders of equity interests in such Acquiring Person (or any such Associate or Affiliate) or to any Person with whom the Acquiring Person (or such Associate or Affiliate) has any continuing written or oral agreement, arrangement, or understanding regarding the transferred Rights, shares of Common Stock, or the Company or (B) a transfer that the Board of Directors has determined in good faith to be part of a plan, agreement, arrangement, or understanding that has as a primary purpose or effect the avoidance of this Section 7(e), shall be null and void without any further action, and any holder of such Rights thereafter shall have no rights or preferences whatsoever with respect to such Rights, whether under any provision of this Agreement, the Rights Certificates, or otherwise (including, without limitation, rights and preferences pursuant to Sections 7, 11, 13,

23, and 24 hereof). The Company shall use reasonable efforts to ensure compliance with the provisions of this Section 7(e) and Section 4(b), but neither the Company nor the Rights Agent shall have any liability to any holder of Rights or any other Person as a result of the Company's failure to make any determination under this Section 7(e) or such Section 4(b) with respect to an Acquiring Person or its Affiliates, Associates, or transferees.

(f) Notwithstanding anything in this Agreement or any Rights Certificate to the contrary, neither the Rights Agent nor the Company shall be obligated to undertake any action with respect to a registered holder upon the occurrence of any purported exercise as set forth in this Section 7 by such registered holder unless such registered holder shall have (i) completed and executed the certificate following the form of election to purchase set forth on the reverse side of the Rights Certificate surrendered for such exercise, and (ii) provided such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) of the Rights represented by such Rights Certificate or Affiliates or Associates thereof as the Company shall reasonably request.

SECTION 8. *Cancellation and Destruction of Rights Certificates.* All Rights Certificates surrendered for the purpose of exercise, transfer, split up, combination or exchange shall, if surrendered to the Company or any of its agents, be delivered to the Rights Agent for cancellation or in cancelled form, or, if surrendered to the Rights Agent, shall be cancelled by it, and no Rights Certificates shall be issued in lieu thereof except as expressly permitted by this Agreement. The Company shall deliver to the Rights Agent for cancellation and retirement, and the Rights Agent shall so cancel and retire, any Rights Certificates acquired by the Company otherwise than upon the exercise thereof. The Rights Agent shall deliver all cancelled Rights Certificates to the Company, or shall, at the written request of the Company, destroy such cancelled Rights Certificates, and in such case shall deliver a certificate of destruction thereof to the Company.

SECTION 9. *Reservation and Availability of Capital Stock.* (a) The Company shall at all times prior to the Expiration Date cause to be reserved and kept available out of its authorized but unissued shares of Series B Preferred Stock and/or out of any shares of Series B Preferred Stock held in its treasury (and following the occurrence of a Triggering Event, out of the authorized but unissued shares of such other equity securities of the Company as may be issuable upon exercise of the Rights and/or out of any shares of such securities held in its treasury), the number of shares of Series B Preferred Stock (and following the occurrence of a Triggering Event, the number of shares of such other equity securities of the Company) that, as provided in this Agreement, will be sufficient to permit the full exercise of all outstanding Rights. Upon the occurrence of any events resulting in an increase in the aggregate number of shares of Series B Preferred Stock (or other equity securities of the Company) issuable upon exercise of all outstanding Rights above the number then reserved, the Company shall make appropriate increases in the number of shares so reserved.

(b) So long as the shares of Series B Preferred Stock (and following the occurrence of a Triggering Event, any other equity securities of the Company) to be issued and delivered upon the exercise of the Rights may be listed on any stock exchange, the Company shall during the period from the Distribution Date through the Expiration Date use its best efforts to cause all securities reserved for such issuance to be listed on such exchange upon official notice of issuance upon such exercise.

(c) The Company shall use its reasonable best efforts (i) either (A) as soon as practicable following the first occurrence of a Section 11(a)(ii) Event and a determination by the Company in accordance with Section 11(a)(iii) hereof, if applicable, of the consideration to be delivered by the Company upon exercise of the Rights, or (B) if so required by law, as soon as required following the Distribution Date (the earliest of (A) and (B) being the "Registration Date"), to file a registration statement on an appropriate form under the Securities Act, with respect to the securities that may be acquired upon exercise of the Rights (the "Registration Statement"); (ii) to cause the Registration Statement to become effective as soon as practicable after such filing; (iii) to cause the Registration Statement to remain effective (and to include a prospectus at all times complying with the requirements of the Securities Act) until the earlier of (A) the date as of which the Rights are no longer exercisable for the securities covered by the Registration Statement and (B) the Expiration Date; and (iv) to take as soon as practicable following the Registration Date such action as may be required to ensure that any acquisition of securities upon exercise of the Rights complies with any applicable state securities or "Blue Sky" laws. The Company may temporarily suspend, for a period of time not to exceed 90 days after the date set forth in clause (i) of the first sentence of this Section 9(c), the exercisability of the Rights in order to prepare and file such registration statement and permit it to become effective. Upon any such suspension, the Company shall notify the Rights Agent thereof in writing and shall issue a public announcement stating that the exercisability of the Rights has been temporarily suspended, as well as a public announcement (with written notice thereof to the Rights Agent) at such time as the suspension is no longer in effect, stating that the suspension on the exercisability of the Rights is no longer in effect. Notwithstanding any provision of this Agreement to the contrary, the Rights shall not be exercisable in any jurisdiction (x) if the requisite qualification in such jurisdiction shall not have been obtained and until a registration statement has been declared effective or (y) if the exercise thereof shall not be permitted under applicable law.

(d) The Company shall take such action as may be necessary to ensure that all shares of Series B Preferred Stock (and, following the occurrence of a Triggering Event, any other securities that may be delivered upon exercise of Rights) shall be, at the time of delivery of the certificates or depositary receipts for such securities (subject to payment of the Purchase Price), duly and validly authorized and issued, fully paid and non-assessable.

(e) The Company shall pay when due and payable any and all documentary, stamp, or transfer tax, or other tax or charge, that is payable in respect of the issuance and delivery of the Rights Certificates or the issuance and delivery of any certificates or depository receipts for Series B Preferred Stock (or other equity securities of the Company that may be delivered upon exercise of the Rights) upon the exercise of Rights; provided, however, the Company shall not be required to pay any such tax or charge that may be payable in connection with the issuance or delivery of Units of Series B Preferred Stock, or any certificates or depositary receipts or entries in the Book Entry account system of the transfer agent for such Units of Series B Preferred Stock (or, following the occurrence of a Triggering Event, any other securities, cash or other assets, as the case may be) to any Person other than the registered holder of the Rights Certificates evidencing the Rights surrendered for exercise. The Company shall not be required to issue or deliver any certificates or depositary receipts or entries in the Book Entry account system of the transfer agent for Units of Series B Preferred Stock (or, following the occurrence of a Triggering Event, any other securities, cash or other assets, as the case may be) to, or in a name other than that of, the registered holder upon the exercise of any Rights until any such tax or charge shall have been paid (any such tax or charge being payable by the holder of such Rights Certificate at the time of surrender) or until it has been established to the Company's satisfaction that no such tax or charge is due.

(f) The Company shall use its reasonable best efforts, on or prior to the date that is either (A) as soon as practicable following the first occurrence of a Section 11(a)(ii) Event and a determination by the Company in accordance with Section 11(a)(iii) hereof, if applicable, of the consideration to be delivered by the Company upon exercise of the Rights, or (B) if so required by law, as soon as required following the Distribution Date, to obtain any and all regulatory approvals that may be required with respect to the securities purchasable upon exercise of the Rights. The Company may temporarily suspend, for a period of time not to exceed 90 days after the date set forth in the first sentence of this Section 9(f), the exercise of the Rights in order to permit the Company to obtain the necessary regulatory approvals. Upon any such suspension, the Company shall notify the Rights Agent thereof in writing and issue a public announcement stating that the exercise of the Rights has been temporarily suspended, as well as a public announcement (with written notice thereof to the Rights Agent) at such time as the suspension is no longer in effect stating that the suspension on the exercise of the Rights is no longer in effect. Notwithstanding any provision of this Agreement to the contrary, the Rights shall not be exercisable unless and until all required regulatory approvals have been obtained with respect to the securities purchasable upon exercise of the Rights.

SECTION 10. *Series B Preferred Stock Record Date.* Each Person in whose name any certificate or entry in the Book Entry account system of the transfer agent for Units of Series B Preferred Stock (or, following the occurrence of a Triggering Event, other securities) is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Units of Series B Preferred Stock (or, following the occurrence of a Triggering Event, other securities) represented thereby on, and such certificate or entry in the Book Entry account system of the transfer agent shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered and payment of the Purchase Price (and any applicable transfer taxes) was made; provided, however, that if the date of such surrender and payment is a date upon which the Series B Preferred Stock (or, following the occurrence of a Triggering Event, other securities) transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such securities on, and such certificate or entry in the Book Entry account system of the transfer agent shall be dated, the next succeeding Business Day on which the Series B Preferred Stock (or, following the occurrence of a Triggering Event, other securities) transfer books of the Company are open and, provided further, that if delivery of Units of Series B Preferred Stock is delayed pursuant to Section 9(c) hereof, such Persons shall be deemed to have become the record holders of such Units of Series B Preferred Stock only when such Units first become deliverable. Prior to the exercise of the Rights evidenced thereby, the holder of a Rights Certificate shall not be entitled to any rights of a shareholder of the Company with respect to securities for which the Rights shall be exercisable, including, without limitation, the right to vote, to receive dividends or other distributions or to exercise any preemptive rights, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided herein.

SECTION 11. *Adjustment of Purchase Price, Number and Kind of Shares or Number of Rights.* The Purchase Price, the number and kind of securities covered by each Right, and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 11.

(a) (i) In the event the Company shall at any time after the Rights Dividend Declaration Date (A) declare a dividend on the Series B Preferred Stock payable in shares of Series B Preferred Stock, (B) subdivide the outstanding Series B Preferred Stock, (C) combine the outstanding Series B Preferred Stock into a smaller number of shares, or (D) issue any shares of its capital stock in a reclassification of the Series B Preferred Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving corporation), except as otherwise provided in this Section 11(a), the Purchase Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification, and the number and kind of shares (or fractions thereof) of Series B Preferred Stock or capital stock, as the case may be, issuable on such date upon exercise of the Rights, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive, upon payment of the Purchase Price then in effect, the aggregate number and kind of shares (or fractions thereof) of Series B Preferred Stock or capital stock, as the case may be, which, if such Right had been exercised immediately prior to such date, such holder would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification; provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares (or fractions thereof) of capital stock of the Company issuable upon exercise of one Right. If an event occurs that would require an adjustment under both this Section 11(a)(i) and Section 11(a)(ii) hereof, the adjustment provided for in this Section 11(a)(i) shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 11(a)(ii) hereof.

(ii) In the event any Person becomes an Acquiring Person, provision shall be made so that each holder of a Right (except as provided below in Section 11(a)(iii) and in Sections 7(e), 13, and 24 hereof) shall thereafter have the right to receive, upon exercise thereof, at a price equal to the then current Purchase Price multiplied by the number of Units of Series B Preferred Stock for which a Right was exercisable immediately prior to the first occurrence of a Section 11(a)(ii) Event (such product thereafter being, for all purposes of this Agreement other than Section 13 hereof, the "Purchase Price"), in accordance with the terms of this Agreement, in lieu of the number of Units of Series B Preferred Stock for which a Right was exercisable immediately prior to the first occurrence of a Section 11(a)(ii) Event, such number of shares of Common Stock as shall equal the result obtained by dividing (x) the Purchase Price (as the same has been adjusted pursuant to the foregoing provisions of this Section 11(a)(ii)), by (y) 50% of the then current market price (determined pursuant to Section 11(d) hereof) per share of Common Stock on the date of such first occurrence (such shares of Common Stock being the "Adjustment Shares").

(iii) In the event that the number of shares of Common Stock that are authorized by the Company's Certificate of Incorporation but are not outstanding or reserved for issuance for purposes other than upon exercise of the Rights is insufficient to permit the exercise in full of the Rights in accordance with the foregoing subparagraph (ii) of this Section 11(a), the Company shall take all such action as may be necessary to authorize additional shares of Common Stock for issuance upon exercise of the Rights. In the event that the Company shall, after good faith effort, be unable to take all such actions as may be necessary to authorize such additional shares of Common Stock, then the Company shall issue Common Stock to the extent shares thereof are available in connection with exercise of the Rights and to the extent sufficient shares of Common Stock are not available therefor shall substitute, for each share of Common Stock that would otherwise be issuable upon exercise of a Right, a number of Units of Series B Preferred Shares such that the current per share market price of one Unit of Series B Preferred Stock multiplied by such number of Units is equal (as nearly as possible) to the current per share market price of one share of Common Stock as of the date of issuance of such Units of Series B Preferred Stock. In the event that the number of shares of Common Stock, together with the number of Units of Series B Preferred Stock, that are authorized by the Company's Certificate of Incorporation but are not outstanding or reserved for issuance for purposes other than upon exercise of the Rights is insufficient to permit the exercise in full of the Rights in accordance with the foregoing provisions of this subparagraph (iii) and subparagraph (ii) of this Section 11(a), then the Company shall take all such action as may be necessary to authorize additional shares of Series B Preferred Stock for issuance upon exercise of the Rights. In the event that the Company shall, after good faith effort, be unable to take all such actions as may be necessary to authorize such additional shares of Common Stock and/or Units of Series B Preferred Stock, then the Company, by the vote of a majority of the Board of Directors, shall: (A) determine the excess of (1) the value of the Adjustment Shares issuable upon the exercise of each such Right (the "Current Value") over (2) the Purchase Price (such excess being the "Spread"), and (B) with respect to each such Right, make adequate provision to substitute for such Adjustment Shares, upon exercise of such Rights and payment of the applicable Purchase Price, (1) cash, (2) a reduction in the Purchase Price, (3) Common Stock, Units of Series B Preferred Stock, and/or other equity securities of the Company, each to the extent permitted by the Company's Certificate of Incorporation (including, without limitation, shares, or units of shares, of preferred stock that the Board of Directors has deemed to have the same value as shares of Common Stock (the "Preferred Stock Equivalents")), (4) debt securities of the Company, (5) other assets, or (6) any combination of the foregoing, having an aggregate value equal to the Current Value, where such aggregate value has been determined by a majority of the Board of Directors, after receiving advice from a nationally recognized investment banking firm; provided, however, that if the Company shall not have made adequate provision to deliver value pursuant to clause (B) above within thirty days following the first occurrence of a Section 11(a)(ii) Event (for purposes hereof, the "Section 11(a)(iii) Trigger Date"), then the Company shall be obligated to deliver, upon the surrender for exercise of a Right and without requiring payment of the Purchase Price, shares of Common Stock (to the extent available) and then, if necessary, Units of Series B Preferred Stock (to the extent available) and then, if necessary, cash, which shares of Common Stock, Units of Series B Preferred Stock and/or cash shall have an aggregate value equal to the Spread. To the extent that the Company determines that some action need be taken pursuant to this Section 11(a)(iii), the Company shall provide, subject to Section 7(e) hereof, that such action shall apply uniformly to all outstanding Rights. For purposes of this Section 11(a)(iii), the value of a share of Common Stock shall be the current market price (as determined pursuant to Section 11(d) hereof) per share of Common Stock on the Section 11(a)(iii) Trigger Date, the value of a Unit of Series B Preferred Stock shall be the current market price (as determined pursuant to Section 11(d) hereof) per Unit of Series B Preferred Stock on the Section 11(a)(iii) Trigger Date, and the value of a unit or share, as applicable, of any Preferred Stock Equivalent shall be deemed to have the same value as the Common Stock on such date.

(b) If the Company shall fix a record date for the issuance of rights, options, or warrants to all holders of any Series B Preferred Stock entitling them to subscribe for or purchase (for a period expiring within forty-five calendar days after such record date) shares of Series B Preferred Stock (or shares having substantially the same rights, privileges, and preferences as shares of Series B Preferred Stock ("Equivalent Preferred Stock")) or securities convertible into Series B Preferred Stock or Equivalent Preferred Stock at a price per share of Series B Preferred Stock or per share of Equivalent Preferred Stock (or having a conversion price per share, if a security convertible into Series B Preferred Stock or Equivalent Preferred Stock) less than the current market price (as determined pursuant to Section 11(d) hereof) per share of Series B Preferred Stock on such record date, then the Purchase Price with respect to the Series B Preferred Stock to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the sum of the number of shares of Series B Preferred Stock outstanding on such record date plus the number of shares of Series B Preferred Stock that the aggregate offering price of the total number of shares of Series B Preferred Stock and/or Equivalent Preferred Stock so to be offered (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such current market price, and the denominator of which shall be the number of shares of Series B Preferred Stock outstanding on such record date plus the number of additional shares of Series B Preferred Stock and/or Equivalent Preferred Stock to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible). In case such subscription price may be paid by delivery of consideration all or part of which may be in a form other than cash, the value of such consideration shall be as determined by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. Shares of Series B Preferred Stock owned by or held for the account of the Company or any Subsidiary shall not be deemed outstanding for the purpose of such computation. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights or warrants are not so issued, the Purchase Price shall be adjusted to be the Purchase Price that would then be in effect if such record date had not been fixed.

(c) If the Company shall fix a record date for a distribution to all holders of shares of Series B Preferred Stock (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing corporation), evidences of indebtedness, cash (other than a regular quarterly cash dividend out of the earnings or retained earnings of the Company), assets (other than a dividend payable in shares of Series B Preferred Stock, but including any dividend payable in stock other than Series B Preferred Stock), or subscription rights, options, or warrants (excluding those referred to in Section 11(b) hereof), then, in each case, the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the current market price (as determined pursuant to Section 11(d) hereof) per share of Series B Preferred Stock on such record date minus the fair market value (as determined in good faith by a majority of the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding and conclusive for all purposes on the Rights Agent and the holder of the Rights) of the cash, assets, or evidences of indebtedness so to be distributed or of such subscription rights or warrants distributable in respect of a share of Series B Preferred Stock and the denominator of which shall be such current market price (as determined pursuant to Section 11(d) hereof) per share of Series B Preferred Stock on such record date. Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such distribution is not so made, the Purchase Price shall be adjusted to be the Purchase Price that would have been in effect if such record date had not been fixed.

(d)(i) For the purpose of any computation hereunder, the "current market price" per share of any security, including the Common Stock or any Common Equity Interest, on any date shall be deemed to be the average of the daily closing prices per share of such security for the ten consecutive Trading Days (as such term is hereinafter defined) immediately prior to such date; provided, however, if prior to the expiration of such requisite ten Trading Day period, the issuer announces either (A) a dividend or distribution on such security payable in shares of such security or securities convertible into such shares (other than the Rights), or (B) any subdivision, combination, or reclassification of such shares, then, following the ex-dividend date for such dividend or the record date for such subdivision, as the case may be, the "current market price" for such security shall be properly adjusted to take into account such event. The closing price for each day shall be, if the shares of such security are listed and admitted to trading on a national securities exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such shares of such security are listed or admitted to trading or, if such shares are not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") or such other system then in use, or, if on any such date such shares are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such shares selected by a majority of the Board of Directors. If on any such date no market maker is making a market in such shares, the fair value of such shares on such date as determined in good faith by a majority of the Board of Directors shall be used. If such shares are not publicly held or not so listed or traded, "current market price" per share shall mean the fair value per share as determined in good faith by a majority of the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be conclusive for all purposes. The term "Trading Day" shall mean, if such shares of such security are listed or admitted to trading on any national securities exchange, a day on which the principal national securities exchange on which such shares are listed or admitted to trading is open for the transaction of business or, if such shares are not so listed or admitted, a Business Day.

(ii) For the purpose of any computation hereunder, the "current market price" per share of Series B Preferred Stock shall be determined in the same manner as set forth above for Common Stock in clause (i) of this Section 11(d) (other than the fourth sentence thereof). If the current market price per share of Series B Preferred Stock cannot be determined in the manner provided above or if the Series B Preferred Stock is not publicly held or listed or traded in a manner described in clause (i) of this Section 11(d), the "current market price" per share of Series B Preferred Stock shall be conclusively deemed to be the "current market price" per share of the Common Stock multiplied by 1000 (as such amount may be appropriately adjusted to reflect any stock split, reverse stock split, stock dividend, or any similar transaction with respect to Common Stock occurring after the date of this Agreement). If neither the Common Stock nor the Series B Preferred Stock is publicly held or so listed or traded, "current market price" per share of Series B Preferred Stock shall mean the fair value per share as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. For all purposes of this Agreement, the "current market price" of a Unit of Series B Preferred Stock shall be equal to the "current market price" of one share of Series B Preferred Stock divided by 1000.

(e) Anything herein to the contrary notwithstanding, no adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least one percent in the Purchase Price; provided, however, that any adjustments that by reason of this Section 11(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 11 shall be made to the nearest cent or to the nearest ten-thousandth of a share of Common Stock or Common Equity Interest or other share or one-millionth of a share of Series B Preferred Stock, as the case may be. Notwithstanding the first sentence of this Section 11(e), any adjustment required by this Section 11 shall be made no later than the earlier of (i) three years from the date of the transaction that mandates such adjustment or (ii) the Expiration Date.

(f) If, as a result of an adjustment made pursuant to Sections 11(a)(ii) or 13(a) hereof, the holder of any Right thereafter exercised shall become entitled to receive any shares of capital stock other than Series B Preferred Stock, thereafter the number of such other shares so receivable upon exercise of any Right and the Purchase Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Series B Preferred Stock contained in Sections 11(a), (b), (c), (d), (e), (g), (h), (i), (j), (k), (l), and (m), and the provisions of Sections 7, 9, 10, 13, and 14 hereof with respect to the Series B Preferred Stock shall apply on like terms to any such other shares.

(g) All Rights originally issued by the Company subsequent to any adjustment made to the Purchase Price hereunder shall evidence the right to purchase, at the adjusted Purchase Price, the number of Units of Series B Preferred Stock (or other securities or amount of cash or combination thereof) that may be acquired from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(h) Unless the Company shall have exercised its election as provided in Section 11(i), upon each adjustment of the Purchase Price as a result of the calculations made in Sections 11(b) and (c), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Purchase Price, that number of Units of Series B Preferred Stock (calculated to the nearest one ten-thousandth of a Unit) obtained by (i) multiplying (x) the number of Units of Series B Preferred Stock covered by a Right immediately prior to this adjustment by (y) the Purchase Price in effect immediately prior to such adjustment of the Purchase Price and (ii) dividing the product so obtained by the Purchase Price in effect immediately after such adjustment of the Purchase Price.

(i) The Company may elect on or after the date of any adjustment of the Purchase Price to adjust the number of Rights, in lieu of any adjustment in the number of Units of Series B Preferred Stock that may be acquired upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Units of Series B Preferred Stock for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one ten-thousandth of a Right) obtained by dividing the Purchase Price in effect immediately prior to adjustment of the Purchase Price by the Purchase Price in effect immediately after adjustment of the Purchase Price. The Company shall make a public announcement, and notify the Rights Agent in writing, of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the Purchase Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least ten days later than the date of such public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 11(i), the Company shall, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date Rights Certificates evidencing, subject to Section 14 hereof, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Company, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Company, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates to be so distributed shall be issued, executed, and countersigned in the manner provided for herein (and may bear, at the option of the Company, the adjusted Purchase Price) and shall be registered in the names of the holders of record of Rights Certificates on the record date specified in the public announcement.

(j) Irrespective of any adjustment or change in the Purchase Price or the number of Units of Series B Preferred Stock issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Purchase Price per Unit and the number of Units of Series B Preferred Stock that was expressed in the initial Rights Certificates issued hereunder.

(k) Before taking any action that would cause an adjustment reducing the Purchase Price below the then par value of the number of Units of Series B Preferred Stock issuable upon exercise of the Rights, the Company shall take any corporate action that may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue such fully paid and non-assessable number of Units of Series B Preferred Stock at such adjusted Purchase Price.

(l) In any case in which this Section 11 shall require that an adjustment in the Purchase Price be made effective as of a record date for a specified event, the Company may elect to defer (and shall notify the Rights Agent in writing of any such election) until the occurrence of such event the issuance to the holder of any Right exercised after such record date of that number of Units of Series B Preferred Stock and shares of other capital stock or securities of the Company, if any, issuable upon such exercise over and above the number of Units of Series B Preferred Stock and shares of other capital stock or securities of the Company, if any, issuable upon such exercise on the basis of the Purchase Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional shares (fractional or otherwise) or securities upon the occurrence of the event requiring such adjustment.

(m) Anything in this Section 11 to the contrary notwithstanding, prior to the Distribution Date, the Company shall be entitled to make such reductions in the Purchase Price, in addition to those adjustments expressly required by this Section 11, as and to the extent that the Board of Directors shall determine that any (i) consolidation or subdivision of the Series B Preferred Stock, (ii) issuance wholly for cash of any shares of Series B Preferred Stock at less than the current market price, (iii) issuance wholly for cash of shares of Series B Preferred Stock or securities that by their terms are convertible into or exchangeable for shares of

Series B Preferred Stock, (iv) stock dividends, or (v) issuance of rights, options, or warrants referred to in this Section 11, hereafter made by the Company to holders of its Series B Preferred Stock, shall not be taxable to such holders or shall reduce the taxes payable by such holders.

(n) The Company shall not, at any time after the Distribution Date, (i) consolidate with any other Person (other than a direct or indirect, wholly-owned Subsidiary of the Company in a transaction that complies with Section 11(o) hereof), (ii) merge with or into any other Person (other than a direct or indirect, wholly-owned Subsidiary of the Company in a transaction that complies with Section 11(o) hereof), or (iii) sell or transfer (or permit any Subsidiary to sell or transfer), in one transaction, or a series of transactions, assets or earning power aggregating more than 50% of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to any other Person or Persons (other than the Company and/or any of its direct or indirect, wholly-owned Subsidiaries in one or more transactions, each of which complies with Section 11(o) hereof), if (x) at the time of or immediately after such consolidation, merger, or sale there are any rights, warrants, or other instruments or securities outstanding or agreements in effect that would substantially diminish or otherwise eliminate the benefits intended to be afforded by the Rights or (y) prior to, simultaneously with, or immediately after such consolidation, merger, or sale, the Person that constitutes, or would constitute, the "Principal Party" for purposes of Section 13(a) hereof shall have distributed or otherwise transferred to its shareholders or other persons holding an equity interest in such Person Rights previously owned by such Person or any of its Affiliates and Associates; provided, however, this Section 11(n) shall not affect the ability of any Subsidiary of the Company to consolidate with, merge with or into, or sell or transfer assets or earning power to, any other Subsidiary of the Company.

(o) After the Distribution Date and so long as any Rights shall then be outstanding (other than Rights that have become null and void pursuant to Section 7(e) hereof), the Company shall not, except as permitted by Sections 23, 24, and 27 hereof, take (or permit any Subsidiary of the Company to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(p) Anything in this Agreement to the contrary notwithstanding, in the event that the Company shall at any time after the Rights Dividend Distribution Date and prior to the Distribution Date (i) declare a dividend on the outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivide any outstanding shares of Common Stock, (iii) combine any of the outstanding shares of Common Stock into a smaller number of shares, or (iv) issue any shares of its capital stock in a reclassification of the Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving corporation), the number of Rights associated with each share of Common Stock then outstanding, or issued or delivered thereafter but prior to the Distribution Date, shall be proportionately adjusted so that the number of Rights thereafter associated with each share of Common Stock following any such event shall equal the result obtained by multiplying the number of Rights associated with each share of Common Stock immediately prior to such event by a fraction the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to the occurrence of the event and the denominator of which shall be the total number of shares of Common Stock outstanding immediately following the occurrence of such event. The adjustments provided for in this Section 11(p) shall be made successively whenever such a dividend is declared or paid or such a subdivision, combination, or reclassification is effected. If an event occurs that would require an adjustment under Section 11(a)(ii) and this Section 11(p), the adjustments provided for in this Section 11(p) shall be in addition and prior to any adjustment required pursuant to Section 11(a)(ii).

SECTION 12. *Certificate of Adjusted Purchase Price or Number of Shares.* Whenever an adjustment is made as provided in Section 11 or Section 13 hereof, the Company shall (a) promptly prepare a certificate setting forth such adjustment and a brief statement of the facts and computations accounting for such adjustment, (b) promptly file with the Rights Agent, and with each transfer agent for the Series B Preferred Stock and the Common Stock, a copy of such certificate and (c) mail a brief summary thereof to each holder of a Rights Certificate (or, if prior to the Distribution Date, each registered holder of shares of Common Stock) in accordance with Section 26 hereof. The Rights Agent shall be fully protected in relying on any such certificate and on any adjustment or statement therein contained and shall have no duty or liability with respect to, and shall not be deemed to have knowledge of, any adjustment or any such event unless and until it shall have received such a certificate.

SECTION 13. *Consolidation, Merger or Sale or Transfer of Assets or Earning Power.*

(a) At any time after a Person has become an Acquiring Person (provided that such Person, together with all Affiliates or Associates of such Person, shall be the Beneficial Owner of 20% or more of the shares of Common Stock then outstanding), in the event that, directly or indirectly, either (x) the Company shall consolidate with, or merge with and into, any other Person (other than a direct or indirect, wholly-owned Subsidiary of the Company in a transaction that complies with Section 11(o) hereof), and the Company shall not be the continuing or surviving entity of such consolidation or merger, (y) any Person (other than a direct or indirect, wholly-owned Subsidiary of the Company in a transaction that complies with Section 11(o) hereof) shall consolidate with, or merge with or into, the Company, and the Company shall be the continuing or surviving entity of such consolidation or merger and, in connection with such consolidation or merger, all or part of the outstanding shares of Common Stock shall be converted into or exchanged for stock or other securities of any other Person (or the Company) or cash or any other property or (z) the Company shall sell or otherwise transfer (or one or more of its Subsidiaries shall sell or otherwise transfer) to any Person or Persons (other than the Company or any of its direct or indirect, wholly-owned Subsidiaries in one or more transactions, each of which complies with Section 11(o) hereof), in one or more transactions, assets or earning power aggregating 50% or more of the assets or earning power of the Company and its Subsidiaries (taken as a whole) (any such event described in (x), (y), or (z) being herein referred to as a "Section 13 Event"); then, and in each such case, proper provision shall be made so that:

(i) each holder of a Right, except as provided in Section 7(e) hereof, shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price multiplied by the number of Units of Series B Preferred Stock for which a Right is then exercisable, in accordance with the terms of this Agreement and in lieu of Units of Series B Preferred Stock, such number of validly authorized and issued, fully paid, and non-assessable shares of Common Equity Interest of the Principal Party (which shares shall not be subject to any liens, encumbrances, rights of first refusal, transfer restrictions, or other adverse claims) as shall be equal to the result obtained by (1) multiplying such then current Purchase Price by the number of Units of Series B Preferred Stock for which such Right is exercisable immediately prior to the first occurrence of a Section 13 Event (or, if a Section 11(a)(ii) Event has occurred prior to the first occurrence of a Section 13 Event, multiplying the number of such Units of Series B Preferred Stock for which a Right would be exercisable hereunder but for the occurrence of such Section 11(a)(ii) Event by the Purchase Price that would be in effect hereunder but for such first occurrence) and (2) dividing that product (which, following the first occurrence of a Section 13 Event, shall be the "Purchase Price" for all purposes of this Agreement) by 50% of the then current market price (determined pursuant to Section 11(d) hereof) per share of the Common Equity Interest of such Principal Party on the date of consummation of such Section 13 Event.;

(ii) such Principal Party shall thereafter be liable for, and shall assume, by virtue of such Section 13 Event, all the obligations and duties of the Company pursuant to this Agreement;

(iii) the term "Company" shall thereafter be deemed to refer to such Principal Party, it being specifically intended that the provisions of Section 11 hereof shall apply only to such Principal Party following the first occurrence of a Section 13 Event;

(iv) such Principal Party shall take such steps (including, but not limited to, the reservation of a sufficient number of shares of its Common Equity Interest) in connection with the consummation of any such transaction as may be necessary to ensure that the provisions hereof shall thereafter be applicable, as nearly as reasonably may be possible, to its shares of Common Equity Interest thereafter deliverable upon the exercise of the Rights; and

(v) the provisions of Section 11(a)(ii) hereof shall be of no further effect following the first occurrence of any Section 13 Event, and the Rights that have not theretofore been exercised shall thereafter become exercisable in the manner described in this Section 13.

(b) "*Principal Party*" shall mean:

(i) in the case of any transaction described in clause (x) or (y) of the first sentence of Section 13(a), (A) the Person (including the Company as successor thereto or as the surviving entity) that is the issuer of any securities or other equity interests into which shares of Common Stock are converted in such merger or consolidation, or, if there is more than one such issuer, the issuer of Common Equity Interest that has the highest aggregate current market price (determined pursuant to Section 11(d) hereof) and (B) if no securities or other equity interests are so issued, the Person (including the Company as successor thereto or as the surviving entity) that is the other constituent party to such merger or consolidation, or, if there is more than one such Person, the Person that is a constituent party to such merger or consolidation, the Common Equity Interest of which has the highest aggregate current market price (determined pursuant to Section 11(d) hereof); and

(ii) in the case of any transaction described in clause (z) of the first sentence of Section 13(a), the Person that is the party receiving the largest portion of the assets or earning power transferred pursuant to such transaction or transactions, or, if each Person that is a party to such transaction or transactions receives the same portion of the assets or earning power transferred pursuant to such transaction or transactions or if the Person receiving the largest portion of the assets or earning power cannot be determined, whichever Person that has received assets or earning power pursuant to such transaction or transactions, the Common Equity Interest of which has the highest aggregate current market price (determined pursuant to Section 11(d) hereof);

provided, however, that in any such case, (1) if the Common Equity Interest of such Person is not at such time and has not been continuously over the preceding twelve-month period registered under Section 12 of the Exchange Act ("Registered Common Equity Interest"), and such Person is a direct or indirect Subsidiary of another Person that has Registered Common Equity Interest outstanding, "Principal Party" shall refer to such other Person; (2) if the Common Equity Interest of such Person is not Registered Common Equity Interest, and such Person is a direct or indirect Subsidiary of another Person (other than an individual), but is not a direct or indirect Subsidiary of another Person that has Registered Common Equity Interest outstanding, "Principal Party" shall refer to the ultimate parent entity of such first-mentioned Person; (3) if the Common Equity Interest of such Person is not Registered Common Equity Interest, and such Person is directly or indirectly controlled by more than one Person, and one or more of such other Persons has Registered Common Equity Interest outstanding, "Principal Party" shall refer to whichever of such other Persons is the issuer of the Registered Common Equity Interest having the highest aggregate current market price (determined pursuant to Section 11(d) hereof); and (4) if the Common Equity Interest of such Person is not Registered Common Equity Interest, and such Person is directly or indirectly controlled by more than one Person (one or more of which is a Person other than an individual), and none of such other Persons has Registered Common Equity Interest outstanding, "Principal Party" shall refer to whichever ultimate parent entity is the corporation having the greatest stockholders' equity or, if no such ultimate parent entity is a corporation, shall refer to whichever ultimate parent entity is the entity having the greatest net assets.

(c) The Company shall not consummate any Section 13 Event unless the Principal Party shall have a sufficient number of authorized shares of its Common Equity Interest that have not been issued (or reserved for issuance) or that are held in its treasury to permit the exercise in full of the Rights in accordance with this Section 13, and unless prior thereto the Company and such Principal Party shall have executed and delivered to the Rights Agent a supplemental agreement providing for the terms set forth in paragraphs (a) and (b) of this Section 13 and further providing that the Principal Party shall use its best efforts to:

(i) (A) prepare and file on an appropriate form, as soon as practicable following the execution of such agreement, a registration statement under the Securities Act with respect to the shares of Common Equity Interest that may be acquired upon exercise of the Rights, (B) cause such registration statement to remain effective (and to include a prospectus at all times complying with the requirements of the Securities Act) until the Expiration Date, and (C) take such action as may be required to ensure that any acquisition of such shares of Common Equity Interest upon the exercise of the Rights complies with any applicable state security or "Blue Sky" laws as soon as practicable following the execution of such agreement;

(ii) as soon as practicable after the execution of such agreement, deliver to holders of the Rights historical financial statements for the Principal Party and each of its Affiliates that comply in all respects with the requirements for registration on Form 10 (or any successor form) under the Exchange Act; and

(iii) obtain any and all regulatory approvals as may be required with respect to the shares of Common Equity Interest securities that may be acquired upon exercise of the Rights.

(d) In case the Principal Party that is to be a party to a transaction referred to in this Section 13 has at the time of such transaction, or immediately following such transaction will have, a provision in any of its authorized securities or in its certificate of incorporation or by-laws or other instrument governing its affairs, or any other agreements or arrangements, which provision would have the effect of (i) causing such Principal Party to issue, in connection with, or as a consequence of, the consummation of a transaction referred to in this Section 13, shares of Common Equity Interest of such Principal Party at less than the then current market price per share (determined pursuant to Section 11(d) hereof) or securities exercisable for, or convertible into, Common Equity Interest of such Principal Party at less than such then current market price (other than to holders of Rights pursuant to this Section 13); (ii) providing for any special payment, tax, or similar provisions in connection with the issuance of the Common Equity Interest of such Principal Party pursuant to the provisions of Section 13; or (iii) otherwise eliminating or substantially diminishing the benefits intended to be afforded by the Rights in connection with, or as a consequence of, the consummation of a transaction referred to in this Section 13; then, in such event, the Company shall not consummate any such transaction unless prior thereto the Company and such Principal Party shall have executed and delivered to the Rights Agent a supplemental agreement providing that the provision in question of such Principal Party shall have been cancelled, waived, or amended, or that the authorized securities shall be redeemed, so that the applicable provision will have no effect in connection with, or as a consequence of, the consummation of the proposed transaction.

(e) The provisions of this Section 13 shall similarly apply to successive mergers or consolidations or sales or other transfers. In the event that a Section 13 Event shall occur at any time after the occurrence of a Section 11(a)(ii) Event, the Rights that have not theretofore been exercised shall thereafter become exercisable in the manner described in Section 13(a).

SECTION 14. *Fractional Rights; Fractional Shares; Waiver.* (a) The Company shall not be required to issue fractions of Rights or to distribute Rights Certificates that evidence fractional Rights. In lieu of such fractional Rights, there shall be paid to the Persons to which such fractional Rights would otherwise be issuable, an amount in cash equal to such fraction of the market value of a whole Right. For purposes of this Section 14(a), the market value of a whole Right shall be the closing price of the Rights for the Trading Day immediately prior to the date that such fractional Rights would have been otherwise issuable. The closing price of the Rights for any day shall be, if the Rights are listed or admitted to trading on a national securities exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Rights are listed or admitted to trading or, if the Rights are not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by NASDAQ or such other system then in use or, if on any such date the Rights are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Rights selected by the Board of Directors. If on any such date no such market maker is making a market in the Rights, the fair value of the Rights on such date as determined in good faith by the Board of Directors shall be used and such determination shall be described in a statement filed with the Rights Agent and delivered to the holders of the Rights, which shall be conclusive for all purposes.

(b) The Company shall not be required to issue fractions of shares of Series B Preferred Stock (other than fractions that are integral multiples of one one-thousandth of a share of Series B Preferred Stock) upon exercise of the Rights or to distribute certificates or make any entries in the Book Entry account system of the transfer agent that evidence such fractional shares of Series B Preferred Stock (other than fractions that are integral multiples of one one-thousandth of a share of Series B Preferred Stock). Subject to Section 7(c)(1) hereof, fractions of shares of Series B Preferred Stock in integral multiples of one one-thousandth of a share of Series B Preferred Stock may, at the election of the Company, be evidenced by depositary receipts, pursuant to an appropriate agreement between the Company and a Depositary Agent selected by it; provided, however, that such agreement shall provide that the holders of such depositary receipts shall have all the rights, privileges, and preferences to which they are entitled as Beneficial Owners of the shares of Series B Preferred Stock represented by such depositary receipts. In lieu of such fractional shares of Series B Preferred Stock that are not integral multiples of one one-thousandth of a share, the Company may pay to the registered holders of Rights Certificates at the time such Rights are exercised as herein provided an amount in cash equal to the same fraction of the then current market price of a share of Series B Preferred Stock on the day of exercise, determined in accordance with Section 11(d) hereof.

(c) The holder of a Right, by the acceptance of the Right, expressly waives his right to receive any fractional Rights or any fractional shares upon exercise of a Right, except as permitted by this Section 14.

SECTION 15. *Rights of Action.* All rights of action in respect of this Agreement, other than rights of action vested in the Rights Agent pursuant to Section 18 hereof, are vested in the respective registered holders of the Rights Certificates (and, prior to the Distribution Date, the registered holders of shares of Common Stock); and any registered holder of a Rights Certificate (or, prior to the Distribution Date, any registered holder of shares of Common Stock), without the consent of the Rights Agent or of the holder of any other Rights Certificate (or, prior to the Distribution Date, any registered holder of shares of Common Stock), may, in his own behalf and for his own benefit, enforce, and may institute and maintain any suit, action or proceeding against the Company or any other Person to enforce, or otherwise act in respect of, his right to exercise the Rights evidenced by such Rights Certificate in the manner provided in such Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and shall be entitled to specific performance of the obligations hereunder and injunctive relief against actual or threatened violations of the obligations hereunder of any Person subject to this Agreement.

SECTION 16. *Agreement of Rights Holders.* Every holder of a Right, by accepting the same, consents and agrees with the Company and the Rights Agent and with every other holder of a Right that:

(a) prior to the Distribution Date, the Rights will be evidenced by the balances indicated in the Book Entry account system of the transfer agent for the Common Stock registered in the names of the holders of Common Stock (which Common Stock shall also be deemed to represent certificates for Rights) or, in the case of certificated shares, the certificates for the Common Stock registered in the names of the holders of the Common Stock (which certificates for shares of Common Stock shall also constitute certificates for Rights) and each Right will be transferable only in connection with the transfer of Common Stock;

(b) after the Distribution Date, the Rights Certificates are transferable only on the registry books of the Rights Agent if surrendered at the office of the Rights Agent designated for such purposes, duly endorsed or accompanied by a proper instrument of transfer and with the appropriate forms and certificates duly executed;

(c) subject to Section 6(a) and Section 7(f) hereof, the Company and the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Distribution Date, the associated balance indicated in the Book Entry account system of the transfer agent for the Common Stock, or in the case of certificated shares, by the associated Common Stock certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on the Rights Certificates or the associated balance indicated in the Book Entry account system of the transfer agent for the Common Stock, or in the case of certificated shares, by the associated Common Stock certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent, subject to the last sentence of Section 7(e) hereof, shall be affected by any notice to the contrary; and

(d) notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree, judgment, or ruling issued by a court of competent jurisdiction or by a governmental, regulatory, or administrative agency or commission, or any statute, rule, regulation, or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation; provided, however, the Company must use its best efforts to have any such order, decree, judgment, or ruling lifted or otherwise overturned as promptly as practicable.

SECTION 17. *Rights Certificate Holder Not Deemed a Stockholder.* No holder, as such, of any Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose the holder of shares of Series B Preferred Stock or any other securities of the Company that may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights Certificate, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or, except as provided in Section 25 hereof, to receive notice of meetings or other actions affecting shareholders, or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by such Rights Certificate shall have been exercised in accordance with the provisions hereof.

SECTION 18. *Concerning the Rights Agent.* (a) The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses, including reasonable fees and disbursements of counsel and other reasonable disbursements, incurred in the preparation, delivery, amendment, administration, or execution of this Agreement and the acceptance, administration, exercise and performance of its duties hereunder. The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, damage, judgment, fine, penalty, claim, demand, settlement, cost, or expense (including, without limitation, the reasonable fees and disbursements of counsel), incurred without negligence, bad faith, or willful misconduct on the part of the Rights Agent, for any action taken, suffered, or omitted by the Rights Agent in connection with the acceptance, administration, exercise, and performance of its duties under this Agreement, including the costs and expenses of defending against any claim of liability hereunder.

(b) The Rights Agent shall be authorized and protected and shall incur no liability for, or in respect of any action taken, suffered, or omitted by it in connection with, its acceptance and administration of this Agreement and the exercise and performance of its duties hereunder, in reliance upon any Rights Certificate or certificate for shares of Series B Preferred Stock or any balance indicated in the Book Entry account system of the transfer agent or for other capital stock or securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to have been signed, executed and, where necessary, verified or acknowledged by the proper Person or Persons.

(c) The provisions of this Section 18 and Section 20 below shall survive the termination of this Agreement, the exercise or expiration of the Rights, and the resignation, replacement, or removal of the Rights Agent.

SECTION 19. *Merger or Consolidation or Change of Name of Rights Agent.* (a) Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the corporate trust or shareholder services businesses of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any document or any further act on the part of any of the parties hereto; provided, however, that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 21 hereof. In case at the time such successor Rights Agent shall succeed to the agency created by this Agreement, any of the Rights Certificates shall have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of a predecessor Rights Agent and deliver such

Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent shall be changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

SECTION 20. *Duties of Rights Agent.* The Rights Agent undertakes to perform only the duties and obligations imposed by this Agreement, upon the following terms and conditions, by all of which the Company and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a) The Rights Agent may consult with legal counsel (who may be legal counsel for the Company or an employee of the Rights Agent), and the advice or opinion of such counsel shall be full and complete authorization and protection to the Rights Agent as to, and the Rights Agent shall incur no liability for or in respect of, any action taken, suffered, or omitted by the Rights Agent in good faith and in accordance with such advice or opinion.

(b) Whenever in the performance of its duties under this Agreement the Rights Agent shall deem it necessary or desirable that any fact or matter (including, without limitation, the identity of an Acquiring Person and the determination of "current market price") be proved or established by the Company prior to the Rights Agent taking, suffering, or omitting to take any action hereunder, such fact or matter (unless other evidence in respect thereof be specified herein) may be deemed to be conclusively proved and established by a certificate signed by any one of the Chairman of the Board, the Chief Executive Officer, the Treasurer, any Assistant Treasurer, the Secretary, or any Assistant Secretary of the Company and delivered to the Rights Agent, and such certificate shall be full and complete authorization and protection to the Rights Agent, and the Rights Agent shall incur no liability, for or in respect of any action taken, suffered, or omitted in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c) The Rights Agent shall be liable hereunder to the Company or any other Person only for its own negligence, bad faith, or willful misconduct. Anything herein to the contrary notwithstanding, in no event shall the Rights Agent be liable for special, punitive, indirect, consequential, or incidental loss or damage of any kind whatsoever (including but not limited to lost profits).

(d) The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the Rights Certificates or be required to verify the same (except as to its countersignature on such Rights Certificates), but all such statements and recitals are and shall be deemed to have been made by the Company only.

(e) The Rights Agent shall not have any responsibility for the validity of this Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent) or for the validity or execution of any Rights Certificate (except its countersignature thereon); nor shall it be responsible for any breach by the Company of any covenant or failure by the Company to satisfy conditions contained in this Agreement or in any Rights Certificate; nor shall it be responsible for any change in the exercisability of the Rights (including Rights becoming void pursuant to Section 7(e) hereof) or any adjustment in the terms of the Rights required under the provisions of Sections 11, 13, 23, or 24 hereof or for the manner, method, or amount of any such change or adjustment or the ascertaining of the existence of facts that would require any such change or adjustment (except with respect to the exercise of Rights evidenced by Rights Certificates after receipt by the Rights Agent of the certificate describing any such adjustment contemplated by Section 12); nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any shares of Series B

Preferred Stock or any other securities to be issued pursuant to this Agreement or any Rights Certificate or as to whether any shares of Series B Preferred Stock or any other securities will, when so issued, be validly authorized and issued, fully paid and non-assessable.

(f) The Company shall perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further acts, instruments, and assurances as may reasonably be required by the Rights Agent for the performance by the Rights Agent of its duties under this Agreement.

(g) The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any one of the Chairman of the Board, the Chief Executive Officer, the Secretary, any Assistant Secretary, the Treasurer, or any Assistant Treasurer of the Company, and to apply to such officers for advice or instructions in connection with its duties, and such instructions shall be full authorization and protection to the Rights Agent, and the Rights Agent shall not be liable for or in respect of any action taken, suffered, or omitted by it in good faith in accordance with instructions of any such officer.

(h) The Rights Agent and any shareholder, affiliate, director, officer, or employee of the Rights Agent may buy, sell, or deal in any of the Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though the Rights Agent were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent or any such stockholder, affiliate, director, officer, or employee from acting in any other capacity for the Company or for any other Person.

(i) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself (through its directors, officers, and employees) or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect, or misconduct of any such attorneys or agents or for any loss to the Company or any other Person resulting from any such act, default, neglect, or misconduct, absent gross negligence, bad faith, or willful misconduct of the Rights Agent in the selection and continued employment thereof.

(j) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights hereunder if the Rights Agent shall have reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(k) If, with respect to any Rights Certificate surrendered to the Rights Agent for exercise or transfer, the certificate attached to the form of assignment or form of election to purchase, as the case may be, has not been completed, has not been signed, or indicates an affirmative response to clause 1 and/or 2 thereof, the Rights Agent shall not take any further action with respect to such requested exercise or transfer without first consulting with the Company. If such certificate has been completed and signed and shows a negative response to clauses 1 and 2 of such certificate, unless previously instructed otherwise in writing by the Company (which instructions may impose on the Rights Agent additional ministerial responsibilities, but no discretionary responsibilities), the Rights Agent may assume without further inquiry that the Rights Certificate is not owned by a person described in Section 4(b) or Section 7(e) hereof and shall not be charged with any knowledge to the contrary.

SECTION 21. *Change of Rights Agent.* The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon thirty days' prior notice in writing mailed to the Company, and to each transfer agent of the Series B Preferred Stock and the Common Stock, by registered or certified mail, in which case the Company shall give or cause to be given written notice to the registered holders of the Rights Certificates by first-class mail. The Company may remove the Rights Agent or any successor Rights Agent upon thirty days' prior notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Series B Preferred Stock and the Common Stock, by registered or certified mail, and to the registered holders of the Rights Certificates by first-class mail. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company shall fail to make such appointment within a period of thirty days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Rights Certificate (who shall, with such notice, submit his Rights Certificate for inspection by the Company), then any registered holder of any Rights Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be (a) a Person organized and doing business under the laws of the United States or any state of the United States, in good standing, shall be authorized under such laws to exercise corporate trust, stock transfer, or shareholder services powers, shall be subject to supervision or examination by federal or state authorities, and shall have at the time of its appointment as Rights Agent a combined capital and surplus of at least $50,000,000 or (b) an Affiliate of a Person described in clause (a) of this sentence. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Series B Preferred Stock and the Common Stock, and mail a notice thereof in writing to the registered holders of the Rights Certificates by first-class mail. Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent.

SECTION 22. *Issuance of New Rights Certificates.* Notwithstanding any of the provisions of this Agreement or the Rights Certificates to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by a majority of the Board of Directors to reflect any adjustment or change made in accordance with the provisions of this Agreement in the Purchase Price or the number or kind or class of shares or other securities or property that may be acquired under the Rights Certificates. In addition, in connection with the issuance or sale of shares of Common Stock following the Distribution Date and prior to the Expiration Date, the Company (a) shall, with respect to shares of Common Stock so issued or sold pursuant to the exercise of stock options or under any employee plan or arrangement, or upon the exercise, conversion or exchange of securities hereinafter issued by the Company, and (b) may, in any other case, if deemed necessary or appropriate by the Board of Directors, issue Rights Certificates representing the appropriate number of Rights in connection with such issuance or sale; provided, however, that (i) no such Rights Certificate shall be issued if, and to the extent that, the Company shall be advised by counsel that such issuance would create a significant risk of material adverse tax consequences to the Company or the person to whom such Rights Certificate would be issued, and (ii) no such Rights Certificate shall be issued if, and to the extent that, appropriate adjustment shall otherwise have been made in lieu of the issuance thereof.

SECTION 23. *Redemption.* (a) The Board of Directors may, within its sole discretion, at any time prior to the earlier of (i) such time as any Person becomes an Acquiring Person and (ii) the Final Expiration Date, redeem all, but not less than all, of the then outstanding Rights at a redemption price of $0.001 per Right, appropriately adjusted to reflect any stock split, reverse stock split, stock dividend, or similar transaction occurring after the date hereof (such redemption price, as adjusted, being hereinafter referred to as the "Redemption Price"). The redemption of the Rights by the Board of Directors pursuant to this paragraph (a) may be made effective at such time, on such basis, and with such conditions as the Board of Directors in its sole discretion may establish. The Company may, at its option, pay the Redemption Price in cash, shares of Common Stock (based on the current market price (determined pursuant to Section 11(d) hereof) of the Common Stock at the time of redemption) or any other form of consideration deemed appropriate by the Board of Directors.

(b) If the Company receives a Qualified Offer and the Board of Directors of the Company has not redeemed the outstanding Rights or exempted such Qualified Offer from the terms of this Agreement or called a special meeting of stockholders for the purpose of voting on whether or not to exempt such Qualified Offer from the terms of this Agreement, in each case by the end of the ninetieth (90th) Business Day following the commencement of such Qualified Offer within the meaning of Rule 14d-2(a) of the Exchange Act Regulations, and if the Company receives, not earlier than ninety (90) Business Days nor later than one hundred twenty (120) Business Days following the commencement of such Qualified Offer within the meaning of Rule 14d-2(a) of the Exchange Act Regulations, a written notice complying with the terms of this Section 23(b) (the "Special Meeting Notice"), properly executed by the holders of record of outstanding shares of Common Stock having ten percent (10%) or more of the total voting power of all shares of Common Stock then outstanding (or their duly authorized proxy) (excluding shares of Common Stock beneficially owned by the Person making the Qualified Offer and such Person's Affiliates and Associates), directing the Board of Directors of the Company to submit to a vote of stockholders at a special meeting of the stockholders of the Company (a "Special Meeting") a resolution authorizing the redemption of all, but not less than all, of the then outstanding Rights at the Redemption Price (the "Redemption Resolution"), then the Board of Directors of the Company shall take such actions as are necessary or desirable to cause the Redemption Resolution to be submitted to a vote of stockholders within ninety (90) Business Days following receipt by the Company of the Special Meeting Notice (the "Special Meeting Period"), including by including a proposal relating to adoption of the Redemption Resolution in the proxy materials of the Company for the Special Meeting; provided, however, that in any twelve-month period the Company shall not be required to submit more than one Redemption Resolution to a vote of stockholders with respect to Qualified Offers from any given potential Acquiring Person (including any Affiliates or Associates thereof); provided, further, however, that if the Company, at any time during the Special Meeting Period and prior to a vote on the Redemption Resolution, enters into a Definitive Acquisition Agreement, the Special Meeting Period may be extended (and any Special Meeting called in connection therewith may be cancelled) if the Redemption Resolution will be separately submitted to a vote at the same meeting as the Definitive Acquisition Agreement or if the Board of Directors has irrevocably determined to redeem the Rights or terminate this Agreement in connection with the closing of the transaction contemplated by the Definitive Acquisition Agreement. For purposes of a Special Meeting Notice, to the full extent permitted by applicable law, the record date for determining eligible holders of record shall be the ninetieth (90th) Business Day following the commencement of a Qualified Offer. Any Special Meeting Notice must be delivered to the Secretary of the Company at the principal executive offices of the Company and must set forth as to the stockholders of record executing the request (x) the name and address of such stockholders, as they appear on the Company's books and records, (y) the class and number of shares of Common Stock which are owned of record by each of such stockholders, and (z) in the case of Common Stock that is owned beneficially by another Person, an executed certification by the holder of record that such holder has executed such Special Meeting Notice only after obtaining instructions to do so from such beneficial owner and attaching evidence thereof. Subject to the requirements of applicable law, the Board of Directors of the Company may take a position in favor of or opposed to the adoption of the Redemption Resolution, or no position with respect to the Redemption Resolution, as it determines to be appropriate in the exercise of its fiduciary duties. In the event that (A) no Person has become an Acquiring Person prior to the effective date of redemption referred to below in this sentence, (B) the Qualified Offer continues to be a Qualified Offer prior to the last day of the Special Meeting Period (the "Outside Meeting Date") and (C) either (1) the Special Meeting is not held on or prior to the ninetieth (90th) Business Day following receipt of the Special Meeting Notice or (2) at the Special Meeting at which a quorum is present, the holders of shares of Common Stock outstanding as of the record date for the Special Meeting (excluding shares of Common Stock beneficially owned by the Person making the Qualified Offer and such Person's Affiliates and Associates) having a majority of the total voting power of all such shares of Common Stock, shall vote in favor of the Redemption Resolution, then all of the Rights shall automatically be redeemed at the Redemption Price (unless the Board of Directors of the Company shall have first taken such other irrevocable action as may be necessary to prevent the existence of the Rights from interfering with the consummation of the Qualified Offer), such redemption to be effective, as the case may be, (x) as of the close of business on the Outside Meeting Date if a Special Meeting is not held on or prior to such date, or (y) if a Special Meeting is held on or prior to the Outside Meeting Date, as of the date on which the results of the vote adopting the Redemption Resolution at the Special Meeting are certified as official by the appointed inspectors of election for the Special Meeting.

(c) Immediately upon the action of the Board of Directors ordering the redemption of Rights pursuant to paragraph (a) of this Section 23 or the effectiveness of such redemption pursuant to Section 23(b), and without any further action and without any notice, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price for each Right held. The Company shall promptly give (i) written notice to the Rights Agent of any such redemption and (ii) public notice of any such redemption; provided, however, that the failure to give, or any defect in, any such notice shall not affect the validity of such redemption. Within 10 days after such action of the Board of Directors ordering the redemption of the Rights or the effectiveness of such redemption pursuant to Section 23(b), the Company shall mail a notice of redemption to all the holders of the then outstanding Rights at their last addresses as they appear upon the registry books of the Rights Agent or, prior to the Distribution Date, on the registry books of the transfer agent for the Common Stock. Any notice that is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. Neither the Company nor any of its Affiliates or Associates may redeem, acquire, or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 23 or in Section 24 hereof, or other than in connection with the purchase of shares of Common Stock or the conversion or redemption of shares of Common Stock in accordance with the applicable provisions of the Certificate of Incorporation prior to the Distribution Date.

SECTION 24. *Exchange.* (a) The Board of Directors may, at its option, at any time after any Person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights (which shall not include Rights that have become null and void pursuant to the provisions of Section 7(e) hereof) for Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend, or similar transaction occurring after the date hereof (such exchange ratio being hereinafter referred to as the "Exchange Ratio"). Notwithstanding the foregoing, the Board of Directors shall not be empowered to effect such exchange at any time after any Acquiring Person, together with all Affiliates and Associates of such Acquiring Person, becomes the Beneficial Owner of shares of Common Stock representing 50% or more of the shares of Common Stock then outstanding. From and after the occurrence of an event specified in Section 13(a) hereof, any Rights that theretofore have not been exchanged pursuant to this Section 24(a) shall thereafter be exercisable only in accordance with Section 13 and may not be exchanged pursuant to this Section 24(a).

(b) Immediately upon the action of the Board of Directors ordering the exchange of any Rights pursuant to paragraph (a) of this Section 24 and without any further action and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive that number of shares of Common Stock equal to the number of such Rights held by such holder multiplied by the Exchange Ratio. The Company shall promptly give (i) written notice to the Rights Agent of any such exchange and (ii) public notice of any such exchange; provided, however, that the failure to give, or any defect in, such notice shall not affect the validity of such exchange. The Company promptly shall mail a notice of any such exchange to all of the holders of such Rights at their last addresses as they appear upon the registry books of the Rights Agent. Any notice that is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of exchange will state the method by which the exchange of the shares of Common Stock for Rights will be effected and, in the event of any partial exchange, the number of Rights that will be exchanged. Any partial exchange shall be effected pro rata based on the number of Rights (other than Rights that have become void pursuant to the provisions of Section 7(e) hereof) held by each holder of Rights.

(c) If there are not sufficient shares of Common Stock issued but not outstanding or authorized but unissued to permit any exchange of Rights as contemplated in accordance with this Section 24, the Company shall take all such action as may be necessary to authorize additional shares of Common Stock for issuance upon exchange of the Rights. If the Company, after good faith effort, is unable to take all such action as may be necessary to authorize such additional shares of Common Stock, the Company shall substitute Units of Series B Preferred Stock (or Equivalent Preferred Stock) for Common Stock exchangeable for Rights, at the initial rate of one Unit of Series B Preferred Stock (or Equivalent Preferred Stock) for each share of Common

Stock, as appropriately adjusted to reflect stock splits, stock dividends, and other similar transactions after the date hereof.

(d) Upon declaring an exchange pursuant to this Section 24, or as promptly as reasonably practicable thereafter, the Board may direct the Company to enter into a Trust Agreement (the "Trust Agreement") in substantially the form attached hereto as Exhibit D. If the Board so directs the Company to enter into the Trust Agreement, at the Exchange Effective Time (as defined in the Trust Agreement), the Company shall issue to the trust created by the Trust Agreement (the "Trust") all of the shares of Common Stock and other securities, if any, distributable pursuant to the Exchange (which, for the avoidance of doubt, shall not include any shares or other securities distributed pursuant to the Initial Distribution (as defined in the Trust Agreement)), along with any dividends or distributions made on such shares or other securities after the Exchange Effective Time (as defined in the Trust Agreement), and all stockholders entitled to distribution of such shares or other securities (and any dividends or distributions made thereon after the Exchange Effective Time (as defined in the Trust Agreement)) shall be entitled to receive a distribution of such shares or other securities (and any dividends or distributions made thereon after the Exchange Effective Time (as defined in the Trust Agreement)) from the Trust solely upon compliance with all relevant terms and provisions of the Trust Agreement.

SECTION 25. *Notice of Certain Events.* (a) If the Company shall propose, at any time after the Distribution Date, (i) to pay any dividend payable in stock of any class or series to the holders of Series B Preferred Stock or to make any other distribution to the holders of Series B Preferred Stock (other than a regular quarterly cash dividend out of earnings or retained earnings of the Company); (ii) to offer to the holders of Series B Preferred Stock rights or warrants to subscribe for or to purchase any additional shares of Series B Preferred Stock or shares of stock of any class or any other securities, rights or options; (iii) to effect any reclassification of Series B Preferred Stock (other than a reclassification involving only the subdivision of outstanding shares of Series B Preferred Stock); (iv) to effect any consolidation or merger into or with any other Person (other than a Subsidiary of the Company in a transaction which complies with Section 11(o) hereof), or to effect any sale or other transfer (or to permit one or more of its Subsidiaries to effect any sale or other transfer), in one or more transactions, of more than 50% of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to any other Person or Persons (other than the Company and/or any of its Subsidiaries in one or more transactions each of which complies with Section 11(o) hereof); or (v) to effect the liquidation, dissolution or winding up of the Company; then, in each such case, the Company shall give to each registered holder of a Rights Certificate, to the extent feasible, and to the Rights Agent in accordance with Section 26 hereof, a written notice of such proposed action, which shall specify the record date for the purposes of such stock dividend, distribution of rights or warrants, or the date on which such reclassification, consolidation, merger, sale, transfer, liquidation, dissolution, or winding up is to take place and the date of participation therein by the holders of the shares of Series B Preferred Stock if any such date is to be fixed, and such notice shall be so given in the case of any action covered by clause (i) or (ii) above at least ten (10) days prior to the record date for determining holders of the shares of Series B Preferred Stock for purposes of such action, and in the case of any such other action, at least ten (10) days prior to the date of the taking of such proposed action or the date of participation therein by the holders of the shares of Series B Preferred Stock whichever shall be the earlier; provided, however, that no such action shall be taken pursuant to this Section 25(a) that will or would conflict with any provision of the Certificate of Incorporation; provided further, that no such notice shall be required pursuant to this Section 25, if any Subsidiary of the Company effects a consolidation or merger with or into, or effects a sale or other transfer of assets or earnings power to, any other Subsidiary of the Company.

(b) If any of the events set forth in Section 11(a)(ii) hereof shall occur, then, in any such case, (i) the Company shall, as soon as practicable thereafter, give to each holder of a Rights Certificate, to the extent feasible, and to the Rights Agent in accordance with Section 26 hereof, a written notice of the occurrence of such event, which notice shall describe such event and the consequences of the event to holders of Rights under Section 11(a)(ii) hereof, and (ii) all references in the preceding Section 25(a) to Series B Preferred Stock shall be deemed to refer, if appropriate, to any other securities that may be acquired upon exercise of a Right.

(c) If any Section 13 Event shall occur, then the Company shall, as soon as practicable thereafter, give to each registered holder of a Rights Certificate, to the extent feasible, and to the Rights Agent in accordance with Section 26 hereof, a written notice of the occurrence of such event, which notice shall describe such event and the consequences of such event to holders of Rights under Section 13(a) hereof.

SECTION 26. *Notices.* All notices and other communications provided for hereunder shall, unless otherwise stated herein, be in writing (including by facsimile, telegram or cable) and mailed or sent or delivered, if to the Company, at its address at:

Furniture Brands International, Inc.
1 N. Brentwood Boulevard
St. Louis, Missouri 63105
Attention: General Counsel

And if to the Rights Agent, at its address at:

American Stock Transfer and Trust Company, LLC
59 Maiden Lane
New York, New York 10038
Attention: Corporate Trust Department

Notices or demands authorized by this Agreement to be given or made by the Company or the Rights Agent to the holder of any Rights Certificate (or, if prior to the Distribution Date, the registered holder of any shares of Common Stock) shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as shown on the registry books of the Company or the Rights Agent, as the case may be.

SECTION 27. *Supplements and Amendments.* Except as otherwise provided in this Section 27, the Company, by action of the Board of Directors, may from time to time and in its sole and absolute discretion, and the Rights Agent shall if the Company so directs, supplement or amend this Agreement in any respect without the approval of any holders of Rights, including, without limitation, in order to (a) cure any ambiguity, (b) correct or supplement any provision contained herein that may be defective or inconsistent with any other provisions herein, (c) shorten or lengthen any time period hereunder, or (d) otherwise change, amend, or supplement any provisions hereunder in any manner that the Company may deem necessary or desirable; provided, however, that (A) the adoption by the Board of Directors of any amendment to this Agreement that extends the Final Expiration Date shall be submitted for ratification by the Company's stockholders within one year of the date of the adoption of such an amendment (and no such amendment shall be effective beyond such one-year period unless ratified by the Company's stockholders), and (B) without approval of the Company's stockholders, the Board of Directors may not supplement or amend this Agreement to (1) remove or modify Section 23(b) or (2) remove or modify any provision hereof with respect to a Qualified Offer; and provided further that from and after such time as any Person becomes an Acquiring Person, this Agreement shall not be supplemented or amended in any manner that would adversely affect the interests of the holders of Rights (other than Rights that have become null and void pursuant to Section 7(e) hereof) as such or cause this Agreement to become amendable other than in accordance with this Section 27. Without limiting the foregoing, (i) the Company, by action of the Board of Directors, may at any time before any Person becomes an Acquiring Person amend this Agreement to make the provisions of this Agreement inapplicable to a particular transaction by which a Person might otherwise become an Acquiring Person or to otherwise alter the terms and conditions of this Agreement as they may apply with respect to any such transaction and (ii) the Company, by action of the Board of Directors, shall amend this Agreement, as appropriate, to remove provisions intended only to protect the Company's NOLs if at any time (x) Section 382 or any successor thereof is repealed and the Board of Directors determines that this Agreement is no longer necessary for the preservation of NOLs or (b) the Board of Directors determines that no NOLs may be carried forward. Upon the delivery of a certificate from an appropriate officer of the Company that states that the proposed supplement or amendment is in compliance with the terms of this Section 27, the Rights Agent shall execute such supplement or amendment; provided that any supplement or amendment that does not amend Section 18,

Section 19, Section 20, Section 21, or this Section 27 in a manner adverse to the Rights Agent shall become effective immediately upon execution by the Company, whether or not also executed by the Rights Agent.

Notwithstanding anything contained in this Agreement to the contrary, the Rights Agent may, but shall not be obligated to, enter into any supplement or amendment that affects the Rights Agent's own rights, duties, obligations or immunities under this Agreement.

Prior to the Distribution Date, the interests of the holders of Rights shall be deemed coincident with the interests of the holders of Common Stock.

SECTION 28. *Successors.* All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

SECTION 29. *Determinations and Actions by the Board of Directors.* Except as otherwise specifically provided herein, the Board of Directors shall have the exclusive power and authority to administer this Agreement and to exercise all rights and powers specifically granted to the Board of Directors or to the Company hereunder, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power (i) to interpret the provisions of this Agreement, and (ii) to make all determinations deemed necessary or advisable for the administration of this Agreement (including, without limitation, a determination to redeem or not redeem the Rights in accordance with Section 23, to exchange or not exchange the rights in accordance with Section 24, to amend or not amend this Agreement in accordance with Section 27, and to determine whether a Person should or should not be an Exempt Person or whether a transaction should or should not be an Exempt Transaction). All such actions, calculations, interpretations, and determinations (including, for purposes of clause (y) below, all omissions with respect to the foregoing) that are done or made by the Board of Directors shall (x) be final, conclusive, and binding on the Company, the Rights Agent, the holders of the Rights, and all other parties, and (y) not subject the Board of Directors or any member thereof to any liability to the holders of the Rights.

SECTION 30. *Benefits of this Agreement.* Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the registered holders of the Rights Certificates (and, prior to the Distribution Date, registered holders of shares of Common Stock) any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the registered holders of the Rights Certificates (and, prior to the Distribution Date, registered holders of shares of Common Stock).

SECTION 31. *Severability.* If any term, provision, covenant, or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

SECTION 32. *Governing Law.* This Agreement, each Right, and each Rights Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

SECTION 33. *Counterparts.* This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same instrument.

SECTION 34. *Descriptive Headings.* The headings contained in this Agreement are for descriptive purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

[Signature Page To Follow On Next Page]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, all as of the date first above written.

ATTEST:

By /s/ Meredith M. Graham
Name: Meredith M. Graham
Title: Assistant Secretary

FURNITURE BRANDS INTERNATIONAL, INC.

By /s/ Ralph P. Scozzafava
Name: Ralph P. Scozzafava
Title: Chief Executive Officer

ATTEST:

By /s/ Susan Silber
Name: Susan Silber
Title: Assistant Secretary

AMERICAN STOCK TRANSFER AND TRUST COMPANY, LLC

By /s/ Herbert J. Lemmer
Name: Herbert J. Lemmer
Title: Vice President

FURNITURE BRANDS INTERNATIONAL CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except per share data) (Unaudited)	Twelve Months Ended December 31, 2009	2008
Net sales	$ 1,224,370	$ 1,743,176
Cost of sales	994,370	1,428,641
Gross profit	230,000	314,535
Selling, general & administrative expenses	363,636	524,457
Impairment of intangible assets	39,050	201,951
Operating loss	(172,686)	(411,873)
Interest expense	5,342	12,510
Other income, net	1,549	5,425
Loss from continuing operations before income tax benefit	(176,479)	(418,958)
Income tax benefit	(67,793)	(3,157)
Net loss from continuing operations	(108,686)	(415,801)
Net earnings from discontinued operations	—	29,920
Net loss	$ (108,686)	$ (385,881)
Earnings (loss) per common share — Basic and Diluted:		
Loss from continuing operations	$ (2.25)	$ (8.53)
Earnings from discontinued operations	$ —	$ 0.61
Net loss	$ (2.25)	$ (7.92)
Weighted average common shares outstanding	48,302	48,739

RECONCILIATION OF NON-U.S. GAAP ADJUSTED RESULTS*

(In thousands) (Unaudited)	Twelve Months Ended December 31, 2009	2008
Net sales	$ 1,224,370	$ 1,743,176
Cost of sales (GAAP basis)	994,370	1,428,641
Gross margin (GAAP basis)	18.8%	18.0%
Less selected items included in cost of sales:		
Plant closure costs	1,885	2,997
Inventory charges	32,981	39,800
Severance charges	6,330	4,138
Factory downtime costs	11,286	21,435
	52,482	68,370
Adjusted cost of sales (non-GAAP)	941,888	1,360,271
Adjusted gross profit (non-GAAP)	282,482	382,905
Adjusted gross margin (non-GAAP)	23.1%	22.0%
Selling, general & administrative expenses (GAAP basis)	363,636	524,457
Less selected items included in selling, general and administrative expenses:		
Idle plant impairment charges	1,310	13,647
Closed store expense	16,008	39,921
Severance and other restructuring charges	5,929	9,315
Accounts receivable charges	3,608	35,241
International trade compliance matters	9,134	—
Shared services and proxy advisory fees	—	8,561
	35,989	106,685
Adjusted selling, general and administrative expenses (non-GAAP)	327,647	417,772
Adjusted operating loss	$ (45,165)	$ (34,867)

	December 31, 2009	December 31, 2008
Cash and cash equivalents	$ 83,872	$ 106,580
Debt	95,000	190,000
Net debt	$ 11,128	$ 83,420

*We use certain non-U.S. GAAP financial measures to supplement our U.S. GAAP disclosures. The company believes that these measures are helpful to investors in assessing the ongoing performance of its underlying businesses before the impact of selected items. We do not, and do not suggest investors should, consider such non-U.S. GAAP financial measures in isolation from, or as a substitute for, U.S. GAAP financial information. These non-U.S. GAAP financial measures may not be consistent with presentations made by other companies. A reconciliation of each non-U.S. GAAP measure to the most closely applicable U.S. GAAP financial measure appears in the table above.

Adjusted gross margin and adjusted SG&A exclude certain costs that we believe may be significantly reduced or eliminated in the future due to specific actions taken by management. Management uses these measures to manage and evaluate our business operations and financial performance, because these costs are not characteristic of typical industry conditions and management expects that these costs may not have the same financial impact on our future financial results.

Management measures net debt and changes in net debt to assess the degree of debt held by the Company and to monitor our ability to manage our debt position. We present net debt as total long-term debt, less cash and cash equivalents. While we believe this non-U.S. GAAP information is useful, our calculation of net debt excludes other assets and liabilities which we consider, and suggest investors consider, in assessing our financial condition and liquidity position.

DEAR FELLOW STOCKHOLDERS

During the past two years, every Furniture Brands associate has been consumed with overcoming two challenges – managing through the worst global recession in more than 70 years and transforming into a powerful, branded consumer products company. Over this period, we have made our company READY to unleash the power of brands.

The weak global economy resulted in greatly reduced consumer spending with an extreme impact on discretionary items like home furnishings. Furniture sales declined sharply, and Furniture Brands accordingly reported sales for 2009 of $1.2 billion, a decline of 30% from 2008. This level of declining top-line sales was largely experienced across the home furnishings industry, and a number of companies in our industry did not survive the downturn. Furniture Brands has not only survived, we have maintained strong cash balances and reduced our net debt to the lowest level in the company's history. We have also continued the development of new products and maintained marketing support for our brands and retail partners. We have made strong improvements in our cost structure that increased our run-rate levels of gross profitability and reduced our administrative costs going forward.

At the same time, Furniture Brands is a company in the midst of a major transformation that has taken decisive steps to address structural issues that were plaguing the company's performance. During the past 2 years, we have acquired 45 stores where we held lease obligations, closed 16 underperforming retail stores, closed or consolidated 8 manufacturing facilities (including 5 principal facilities), reduced unneeded warehouse and distribution capacity by more than 30% at minimal cost, written off more than $70 million in bad debt that we accumulated from weak customers, and decreased our workforce by 30% in response to the economic effect on demand. These issues had to be resolved for us to reach our full earnings potential in the future.

The global recession and our own transformation have affected financial performance. The company's continuing operations resulted in a net loss of $108.7 million for 2009 and a net loss of $415.8 million in 2008. Results for both years include charges related to our strategic plan, many of which did not use any cash. The table on Page 1 of this report provides a reconciliation of the company's reported financial results for 2009 and 2008 to our adjusted results, which we believe help investors assess our ongoing performance.

The actions we have taken were necessary to create a platform for growth and make us READY for the future. We launched our strategic plan in late 2007 around four pillars:

BUILD OUR BRAND POWER We believe that we have the best portfolio of brands in the industry, and we are leveraging their power with the right customers and consumers. Our in-depth consumer segmentation study serves as the foundation of our Brand Architecture and targets and positions each brand with a specific consumer profile, behavior, and set of needs. We utilize those consumer insights in building innovative new products and marketing programs.

WIN WITH CUSTOMERS Furniture Brands delivers what our retail partners demand – furniture that consumers want to have in their homes. To develop great new products consistently, we have created a stage-gate process that combines consumer products best practices with our unprecedented consumer insights. Having great product is also helping to transition the discussion away from price alone and to focus on the value we bring to retailers: products that sell – and sell quickly – and that provide dealers with a much better return on their inventory investment than a non-branded import whose only advantage might be a low price.

DELIVER OPERATIONAL EXCELLENCE Our heritage is in furniture manufacturing, and that is where we must excel. Our Global Supply Chain organization is applying our own, proven lean manufacturing methodologies at all Furniture Brands facilities with the goal of improving quality, safety, and efficiency. We are also improving how we buy raw materials and finished goods. Our scale has always given us purchasing power, and we are now looking at strategic relationships that deliver attractive pricing as well as a commitment to quality, service, and innovation.

GROW AND DEVELOP OUR PEOPLE Just as we have transformed our business model, we are changing the culture of Furniture Brands. Our leadership team combines deep industry knowledge with world-class business experience. This team is building a culture of accountability, urgency, and innovation – and our associates are eager to participate. We have company-wide programs to recognize and reward the kind of behavior that can make Furniture Brands the best company in this industry.

Today, we are beginning to see the results of our new direction. Based on our adjusted financial performance as shown on Page 1, here's how we ended 2009:

- Adjusted gross margin increased to 23.1%, the highest level we have achieved since 2004 and in stark contrast to most of our industry peers who experienced declining margins during the past few years,
- Adjusted selling, general & administrative expenses went down $90 million from 2008 to their lowest level since 1996, and
- Net debt went from $83.4 million in 2008 to $11.1 million, the lowest level in Furniture Brands' history. The company's net debt position will be further strengthened by a federal tax refund of approximately $58 million that we expect to receive during 2010.

That kind of financial improvement puts us in a strong position as we enter 2010. Investors who are attracted to our portfolio of brands and strong balance sheet should be encouraged. Our performance is improving, but they are right to ask whether it is sufficient. The rest of this report is devoted to answering the questions that are at the core of every discussion I have with customers, investors, trade partners, and my colleagues.

How will Furniture Brands increase top-line sales?

How will Furniture Brands continue to take costs out of the business?

How will Furniture Brands deploy cash for the future?

The questions are simple, and the answers are found within the Build-Win-Deliver-Grow pillars of our strategic plan. By following our strategic plan, Furniture Brands will exit the current recession a much better company than when we entered. We have laid the foundation for Furniture Brands to succeed, and we are READY to deliver on the power of our brands.



Ralph Scozzafava
Chairman of the Board and Chief Executive Officer

HOW WILL FURNITURE BRANDS INCREASE TOP-LINE SALES?

The long-term health of any business depends on its ability to increase the profitable sales of its products or services. Furniture Brands' **BUILD OUR BRAND POWER, WIN WITH CUSTOMERS,** and **DELIVER OPERATIONAL EXCELLENCE** strategic pillars form a three-part strategy to drive sales and profits that applies to all of our businesses. The elements of this strategy are simple, and their successful execution by our entire organization has already begun to yield benefits.

BUILD OUR BRAND POWER We believe we own the best portfolio of brand names in the furniture industry. Consumers rely on their knowledge of our brands when they are shopping for products with quality, style, comfort, and functionality. And each of our brands resonates with consumers on a different level, from Lane's emphasis on family home entertainment to Thomasville's classic styling for the entire home to Hickory Chair's world-class customization programs.

We deliver the power of our brands through selling strategies that broaden the conversation with our retail partners from strictly a focus on pricing to include the things consumers want from furniture – style, value, and confidence in their choice. We commissioned a survey of more than 2,000 consumers that shows our brands have been proven to deliver the elusive confidence factor and that consumers' preference for branded products increases with the size of the purchase. This is a competitive advantage that unbranded products cannot readily overcome.

The commitment to build our brands is unwavering. We continue to support Thomasville with high impact national television advertising and strong promotional programs to drive traffic to our stores and give consumers a reason to buy our great products. We introduced the award-winning Lane mobile showroom to create strong integrated marketing events with our consumers and dealers across the country that have driven incremental sales increases of 30% at every event. We have returned Broyhill to national advertising with the "Confidence Comes From Within™" campaign that underscores the strong Broyhill heritage of quality furniture that consumers have come to rely on. When they buy Broyhill they know their furniture will stand the test of time. From national television to national print to on-line marketing or customized promotional events at retail, Furniture Brands is committed to making our brands stronger tomorrow than they are today.



Idea Generation
Project Definition
Concept Development and Consumer Testing
Technical and Financial Assessment
Market Launch
REDEPLOY WITH CHANGES
REVISE OR REJECT
Start 13 Projects
Carry 8 Forward
Carry 6 Forward
Readiness
Launch

Our retail partners who use our brands to grow their business will help Furniture Brands grow. National retailers and super-regional furniture stores have the advertising and promotional resources to reach large numbers of consumers, and many view our brands as a valuable asset in their marketing because our brands drive customer traffic and help retailers close sales. With consumers becoming more measured in their shopping behavior, the power of our strong product offerings combined with our iconic brand names deliver real benefits to our customers and to our company.

WIN WITH CUSTOMERS Furniture Brands has devoted significant resources to creating innovative new products through a development process that delivers what our customers need – furniture that consumers want to buy. This process blends the decades of experience of our designers, merchandisers, marketers and dealers with proven consumer research methodologies that are new to the furniture industry. The chart to the left shows the five primary stage-gates through which a product concept must pass in order to go into production. Each stage provides an opportunity to evaluate our progress and fine-tune, re-evaluate, or reject a concept.

This rigorous process is designed to meet two objectives: to provide our retail partners with product that has been proven to address the needs and desires of consumers at attractive prices, and to dramatically reduce the financial drain associated with a "hit or miss" approach to product development that relied solely on the feedback of a narrow group of insiders.

Furniture Brands' product development process is a first in our industry and is an essential element of our growth strategy. The first full collections of product that utilized this process were introduced to the industry in the fall of 2009, and the reaction was excellent. We're using this process to keep our product pipeline filled with innovations like the Lane sectional sofa with a patent-pending swivel feature that makes it great for both socializing and TV viewing.

Our attention to detail in this important area will increase sell-through of our products at retail, creating what we believe will be a virtual annuity from our investment as dealers seek to showcase our products that can provide them with a greater financial return for many years to come.

DELIVER OPERATIONAL EXCELLENCE The third step in improving Furniture Brands' sales performance is to deliver our products in great condition and when we promised. Failure to meet these steps will offset any progress we make in product development and brand building.

In 2009, Furniture Brands delivered more than 3 million individual pieces of furniture to more than 8,000 different customers. Linking a complex network of our own 18 manufacturing plants and hundreds of our supplier partners with the demands of our retailers is a tremendous logistical challenge that few other companies in our industry could attempt. During the past 12 months, our Global Supply Chain organization has made great improvements in our Sales & Operations Planning (S&OP) process. Our S&OP teams work together as a single unit to coordinate the purchase of raw materials and finished goods with our own manufacturing team to ensure that our distribution centers have the correct inventory on hand. We have been pleased with the results. During 2009, we achieved a 20% improvement in the number of our shipments that were delivered on time and with the full complement of ordered goods. At the same time that our customer service improved, our ability to forecast inventory needs has improved as well. We're now able to reduce the amount of finished goods that we warehouse to record low levels while maintaining higher levels of customer service.

Our products need to get to our retailers on time, and they have to be free of defects. Our performance in that area is also improving dramatically with the continued implementation of lean manufacturing processes across all company-owned manufacturing. This proven methodology reduces waste and improves efficiency, both of which are hallmarks of manufacturing operations that consistently deliver high quality.

HOW WILL FURNITURE BRANDS

CONTINUE TO TAKE COSTS OUT OF THE BUSINESS?

Our Deliver Operational Excellence strategy has reduced the structural costs of our business model over the past 2 years. In that time, we have created a shared services organization that efficiently provides corporate support functions across all of our brands. Today, we have centralized teams that support the finance, accounting, credit & collections, payables, information technology, and human resource needs of our brands and corporate staff. The move to a shared services organization helped reduce Selling, General and Administrative (SG&A) costs on an adjusted basis by $90 million in 2009 to the lowest level since 1996.

For every $1 we spent on SG&A in 2009, we spent $2.87 on the costs associated with producing furniture, or Costs of Goods Sold (COGS). Our greatest opportunities for additional cost reductions will come from COGS, and that's where we are focusing our attention in 2010.

Furniture Brands' COGS totaled nearly $1 billion in 2009, and is comprised of two primary categories: the purchase of raw materials and finished goods from our suppliers, and the costs of making furniture in our own factories such as labor and overhead. Here's what we are doing in each area:

As one of the largest furniture companies in the world, Furniture Brands is able to leverage its purchasing power for essential raw materials such as wood, fabric, foam and steel. But that effort goes beyond getting the lowest price possible for a specific item. Furniture Brands employs a Strategic Sourcing Scorecard that balances the stated price of a commodity with other elements that can have a significant effect on overall COGS. The Scorecard gives suppliers an incentive to offer not only a competitive price on a commodity but to also better the competition on quality, credit terms, on-time delivery, customer service, and a commitment to investing in innovation.

That same approach is used with companies that manufacture our furniture designs. Like many U.S. companies in our industry, Furniture Brands transitioned a portion of our case goods production to Asian contract manufacturers in the mid-2000's. Today, many Furniture Brands collections of bedroom, dining room and accent pieces are manufactured for our brands by skilled workers in Asian facilities. As with raw materials, we balance the cost of a product with its quality specifications and the timeliness of shipment. We have established FBN Asia to continually monitor production processes at the factories to ensure that quality and delivery requirements are being met. Problems are addressed immediately so that unnecessary costs are minimized and our product quality standards are achieved by getting things right the first time.

Companies that meet or exceed our criteria earn Strategic Supplier status, which provides them with the opportunity to provide higher quantities of their product. Working with suppliers whose interests are aligned with ours is clearly an advantage for Furniture Brands stockholders. Using our adjusted 2009 financial results as a baseline, each 1% improvement in performance by our suppliers could yield up to an additional $6 million in gross profit for Furniture Brands.

Most of Furniture Brands' manufacturing plants were structured with dozens of production lines feeding a single conveyor system that moves finished products to a warehouse. The production lines could be as long as 150 feet and were most efficient when making large quantities of the same piece. We are transitioning to manufacturing cells that are much smaller and more efficient. Each cell contains nearly all the functions needed to build a piece of furniture, reducing wasteful shuttling of partially finished work throughout the plant. Cells also have the flexibility to switch styles and fabrics during the production cycle without equipment set-up changes.

In 2009, approximately two-thirds of all products sold by Furniture Brands came from our own network of 18 manufacturing plants. That means that the greatest opportunity to reduce COGS is directly in our control. We expect to generate significant manufacturing cost savings by implementing lean manufacturing in all of our facilities. Lean manufacturing is a broad term for the philosophy of eliminating waste as a means of increasing efficiency. Lean manufacturing traces its roots to the Toyota Production System (TPS) and is built on reducing waste by focusing on areas including overhead, materials, inventory, and labor.

Furniture Brands' domestic manufacturing plants average nearly 10 acres in size and were designed for mass production techniques that relied on manually shuttling components throughout the facility. Yet implementing a transforming system such as Lean is as much a cultural challenge as it is logistical.

Fortunately, Furniture Brands has a head start in the process. Hickory Chair, a specialized case goods and upholstery manufacturer that has been part of Furniture Brands since 1967, adopted TPS in 1999 and created EDGE – Employees Dedicated to Growth and Excellence. At the core of EDGE is the mindset that each person in the facility is both a supplier and a customer in the value chain. For the process to thrive, quality must be delivered and quality must be supplied to the next stage. The ultimate goal of EDGE is the ability to consistently and efficiently produce a finished piece that delivers the brand's promise of quality. After a decade of living with EDGE, Hickory Chair's supply chain organization is widely recognized as one of the most successful in the furniture industry. Furniture Brands is implementing EDGE across the entire company in 2010, and associates at all of our brands are eager to replicate the strong performance of Hickory Chair.

EDGE will create a culture of quality and efficiency, and cellular manufacturing will provide the foundation for productivity. We are in the process of converting all of our traditional furniture manufacturing lines to more efficient work cells. The chart below shows how self-sufficient cells require less space and eliminate wasteful shuttling of partially finished work throughout the plant. Cells have other advantages, including the ability to easily produce a variety of frames and styles with no need for equipment set-up changes. This is especially important as quick delivery of custom orders is a key selling advantage for domestic manufacturers. Cells also require that each associate perform multiple tasks, which enhances skill training and reduces repetitive stress injuries. It's a winning combination ... better quality, safety, service, and efficiency.

We believe that these two Supply Chain initiatives – Strategic Sourcing and improved manufacturing – provide the greatest opportunities to improve Furniture Brands' cost structure.


TRADITIONAL
PRODUCTION LINE – 150'
MANUFACTURING CELL – 50'
1,000' CONVEYOR

HOW WILL FURNITURE BRANDS
DEPLOY CASH FOR THE FUTURE?

The company's balance sheet has been a source of stability during this unprecedented economic recession. The chart below illustrates our success in reducing debt over the past two years. The difference between debt and cash, or net debt, was $11.1 million at the end of 2009 and is the lowest in Furniture Brands' history. With our pending federal tax refund of approximately $58 million, Furniture Brands expects to be in the unprecedented position to have cash balances exceed debt during 2010.

Our emphasis on building cash while reducing debt enabled Furniture Brands to address the structural challenges in our business such as excess capacity and unprofitable retail operations. Closing unneeded manufacturing plants and exiting store leases will certainly provide long-term financial benefits, but these actions require cash at the time of the decision. Because we adopted a cash focus over the past two years, Furniture Brands has reduced these drains on our business. As market situations evolve, we will look for additional opportunities to exit unprofitable retail store leases on terms that provide an economic benefit.

Increasing demand from our customers will present another need for liquidity, as we must increase our working capital to meet rising demand from our dealers. Fortunately, we expect to have ample cash reserves and borrowing capacity to fund prudent investments in raw materials and finished goods so that we can continue toward our goal of providing on-time delivery at world-class levels.

We are also strengthening our business through capital investments in information technology. We are migrating to a single SAP-based enterprise resource planning platform to replace the disparate set of IT platforms that currently support our portfolio of brands. We completed a similar transition for our human resources functions in 2009 and we are realizing better information at a lower cost. Converting other functional areas to the SAP platform will require resources in the short-term, but it's a necessary investment in our future.

Another key investment is the expansion of our manufacturing facility in Semarang, Indonesia. We are moving our legacy facility to a new site with much greater capacity that will enable us to source incremental volumes of case goods internally rather than from contract manufacturers. By owning production in a best cost location, we have greater control over quality and delivery while capturing the profit margins on manufacturing.


$ MILLIONS
600
500
400
300
200
100
0
DEBT
CASH
NET DEBT
$527.7
MILLION
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 10-K

(Mark one)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-00091

Furniture Brands International, Inc.

(Exact Name of registrant as specified in its charter)

Delaware	**43-0337683**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
1 North Brentwood Blvd., St. Louis, Missouri	**63105**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code (314) 863-1100

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock — $1.00 Stated Value with Preferred Stock Purchase Rights	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☑ No

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2009, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $147,589,000.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

48,293,607 shares as of February 28, 2010

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Definitive Proxy Statement for the 2010 Annual Meeting of Stockholders to be held on May 6, 2010 are incorporated by reference in Part III.

FURNITURE BRANDS INTERNATIONAL, INC.

TABLE OF CONTENTS

Trademarks and trade names referred to in this filing include Broyhill, Lane, Thomasville, Drexel Heritage, Henredon, Hickory Chair, Pearson, Laneventure, and Maitland-Smith, among others.

PART I

Item 1. *Business*

Overview

We are one of the world's leading designers, manufacturers, sourcers, and retailers of home furnishings and were incorporated in Delaware in 1921. We market through a wide range of retail channels, from mass merchant stores to single-branded and independent dealers to specialized interior designers. We serve our customers through some of the best known and most respected brands in the furniture industry, including Broyhill, Lane, Thomasville, Drexel Heritage, Henredon, Hickory Chair, Pearson, Laneventure, and Maitland-Smith.

Through these brands, we design, manufacture, source, market, and distribute (i) case goods, consisting of bedroom, dining room, and living room furniture, (ii) stationary upholstery products, consisting of sofas, loveseats, sectionals, and chairs, (iii) motion upholstered furniture, consisting of recliners and sleep sofas, (iv) occasional furniture, consisting of wood, metal and glass tables, accent pieces, home entertainment centers, and home office furniture, and (v) decorative accessories and accent pieces. Our brands are featured in nearly every price and product category in the residential furniture industry.

Brands and Products

Each of our brands designs, manufactures, sources, and markets home furnishings, targeting specific customers in relation to style and price point.

- Broyhill has collections of mid-priced furniture, including both wood furniture and upholstered products, in a wide range of styles and product categories including bedroom, dining room, living room, occasional, youth, home office, and home entertainment.
- Lane focuses primarily on mid-priced upholstered furniture, including motion and stationary furniture with an emphasis on home entertainment and family rooms.
- Thomasville has both wood furniture and upholstered products in the mid- to upper-price ranges and also manufactures and markets promotional-priced case goods and ready-to-assemble furniture.
- Drexel Heritage markets both casegoods and upholstered furniture under the brand names Heritage, Drexel, and dh, in categories ranging from mid- to premium-priced.
- Henredon specializes in both wood furniture and upholstered products in the premium-price category.
- Hickory Chair manufactures a premium-priced brand of wood and upholstered furniture, offering traditional and modern styles.
- Pearson offers contemporary and traditional styles of finely tailored upholstered furniture in the premium-price category.
- Laneventure markets a premium-priced outdoor line of wicker, rattan, bamboo, exposed aluminum, and teak furniture.
- Maitland-Smith designs and manufactures premium hand crafted, antique-inspired furniture, accessories, and lighting, utilizing a wide range of unique materials. Maitland-Smith markets under both the Maitland-Smith and LaBarge brand names.

In 2008, we sold Hickory Business Furniture, a wholly owned subsidiary that designs and manufactures business furniture. As a result, this business unit has been reflected as a discontinued operation in all periods presented in this Form 10-K.

Distribution

Our breadth of product and international scope of distribution enable us to service retailers ranging in size from small, independently owned furniture stores to national and regional department stores and chains. The residential furniture retail industry has consolidated in recent years, displacing many small local and regional furniture retailers with larger chains and specialty stores. We believe our relative size and the strength of our brand names offers us an important competitive advantage in this new environment.

Our primary avenue of distribution continues to be through a diverse network of independently owned, full-line furniture retailers. Although a number of these retailers have been displaced in recent years, this network remains an important part of our distribution base.

We also have dedicated gallery programs. In this approach, retailers employ a consistent concept where products are displayed in complete and fully accessorized room settings instead of as individual pieces. This presentation format encourages consumers to purchase an entire room of furniture instead of individual pieces from different manufacturers. Each of our brands offer services to retailers to support their marketing efforts, including coordinated national advertising, merchandising and display programs, and dealer training.

We have further developed our dedicated distribution channel of single-brand retail Thomasville Home Furnishings Stores. These stores consist of company or dealer-owned retail locations that feature the Thomasville brand. We believe distributing our Thomasville products through dedicated, single-brand stores strengthens brand awareness, provides well-informed and focused sales personnel, and encourages the purchase of multiple items per visit. We believe this ownership brings us closer to the consumer, gives us greater line of sight into developing tastes and trends in the marketplace, and helps us better understand the challenges facing the independent retailers with whom we do the majority of our business.

Additionally, we have developed significant relationships and sales accounts with large national department stores and specialty stores. This distribution channel is an increasingly important part of our distribution base.

We also continue to explore opportunities to expand international sales and to distribute through non-traditional channels such as wholesale clubs, catalog retailers, and the Internet.

Trade showrooms are located in Thomasville and High Point, North Carolina; Chicago, Illinois; Las Vegas, Nevada; and Tupelo, Mississippi.

Manufacturing and Sourcing

We have a blended manufacturing strategy including a mix of domestic production and products sourced from offshore. Our principal domestic production operations include ten upholstery facilities, three case goods facilities, one component manufacturing facility, and one multifunctional facility, which at each of we are in the process of implementing various lean manufacturing initiatives. These principal domestic facilities are located in North Carolina, Mississippi, and Virginia. We also operate manufacturing facilities in the Philippines and Indonesia. These facilities total approximately 8.4 million square feet. For additional information on our principal properties, see Item 2 of this Form 10-K.

A portion of our products are being sourced from manufacturers located offshore, primarily in China, the Philippines, Indonesia, and Vietnam. We design and engineer these products, and then have them manufactured to our specifications by independent offshore manufacturers. We have informal strategic relationships with several of the larger foreign manufacturers whereby we have the ability to purchase, on a coordinated basis, a significant portion of the foreign manufacturers' capacity, subject to our quality control and delivery standards. During 2009, three of these manufacturers represented 15%, 13%, and 11% of imported product and two other manufacturers represented in excess of 5% each.

On January 1, 2009, we replaced third-party management of our Asia sourcing operations with FBN Asia. This group of approximately 140 company employees now has primary responsibility for quality control, sourcing of raw materials and finished goods, and logistics.

Raw Materials and Suppliers

The raw materials used in manufacturing our products include lumber, veneers, plywood, fiberboard, particleboard, steel, paper, hardware, adhesives, finishing materials, glass, mirrored glass, fabrics, leathers, metals, stone, synthetics and upholstered filling material (such as synthetic fibers, foam padding, and polyurethane cushioning). The various types of wood used in our products include cherry, oak, maple, pine, pecan, mahogany, alder, ash, poplar, and teak. We purchase wood, fabrics, leathers, and other raw materials both domestically and abroad. We believe our supply sources for these materials are adequate and interchangeable. In addition, by consolidating our purchasing of various raw materials and services, we have been able to realize cost savings.

We have no long-term supply contracts and we have experienced no significant problems in supplying our operations. Although we have strategically selected our suppliers of raw materials, we believe there are a number of other sources available, contributing to our ability to obtain competitive pricing. Prices fluctuate over time depending upon factors such as supply, demand, and weather. Increases in prices may have a short-term impact on our profit margins.

Marketing and Advertising

Our brands use multiple advertising techniques to increase consumer awareness of our brand names and motivate purchases of our products. These techniques include advertisements targeted to specific consumer segments through national and regional television as well as leading home furnishing and other popular magazines. In many instances advertising is focused in major markets to create buying urgency around our products and specific sale events and to provide store location information, enabling retailers to be listed jointly in advertisements for maximum advertising efficiency. We also seek to increase consumer buying and strengthen relationships with retailers through cooperative advertising and selective promotional programs, and focus our marketing efforts on prime potential customers utilizing consumer segmentation data and customer comments from our websites and from each brand's toll-free telephone number. In addition, our brands have increased our online presence through website enhancements and the increased use of online advertising and social media to promote our products and drive consumers to retail stores.

Management and Employees

As of December 31, 2009, we employed approximately 6,500 full-time employees in the United States and approximately 2,000 non-domestic employees. None of our employees is covered by a collective bargaining agreement. We believe our relationship with our employees is good.

Environmental matters

We are subject to a wide range of federal, state, local, and international laws and regulations relating to protection of the environment, worker health and safety, and the emission, discharge, storage, treatment, and disposal of hazardous materials. These laws include the Clean Air Act of 1970, as amended, the Resource Conservation and Recovery Act, the Federal Water Pollution Control Act, and the Comprehensive Environmental, Response, Compensation, and Liability Act. Certain of our operations use glues and coating materials that contain chemicals that are considered hazardous under various environmental laws. Accordingly, we closely monitor environmental performance at all of our facilities. We believe we are in substantial compliance with all environmental laws. In our opinion, our ultimate liability, if any, under all such laws is not reasonably likely to have a material adverse effect upon our consolidated financial position or results of operations other than potential exposures with respect to which monitoring or cleanup requirements may change over time.

Competition

The residential furniture industry is highly competitive. Our products compete against domestic manufacturers, importers, and foreign manufacturers entering the United States market; as well as direct importing by retailers. Our competitors include home furnishings manufacturers and retailers, such as: La-Z-Boy Incorporated; Ethan Allen Interiors Inc.; Basset Furniture Industries Inc.; Hooker Furniture Corporation; Stanley Furniture Company Inc., and many others. The elements of competition include price, style, quality, service, brand, and marketing.

Backlog

The combined backlog of our operating companies as of December 31, 2009 was approximately $162 million compared to approximately $170 million as of December 31, 2008. Backlog consists of orders believed to be firm for which a customer purchase order has been received. Since orders may be rescheduled or canceled, backlog does not necessarily reflect future sales levels.

Trademarks and Trade Names

We utilize trademarks and trade names extensively to promote brand loyalty among consumers. We view such trademarks and trade names as valuable assets and we aggressively protect our trademarks and trade names by taking appropriate legal action against anyone who infringes upon or misuses them.

Our primary trademarks and trade names are: Broyhill, Lane, Thomasville, Drexel Heritage, Henredon, Hickory Chair, Pearson, Laneventure, and Maitland-Smith.

Working Capital

For information regarding working capital items, see "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Financial Discussion and Liquidity — Liquidity", in Part II, Item 7 of this Form 10-K .

Internet Access

Forms 10-K, 10-Q, 8-K, and all amendments to those reports are available without charge through our website as soon as reasonably practicable after being electronically filed with, or furnished to, the Securities and Exchange Commission. Our website can be accessed at furniturebrands.com. Information on our website does not constitute part of this Annual Report on Form 10-K.

Executive Officers

The following table sets forth certain information with respect to our executive officers:

Name	Age	Position Held
Ralph P. Scozzafava	51	Chairman of the Board and Chief Executive Officer
Steven G. Rolls	55	Senior Vice President and Chief Financial Officer
Mary E. Sweetman	46	Senior Vice President, Human Resources
Jon D. Botsford	55	Senior Vice President, General Counsel and Corporate Secretary
Raymond J. Johnson	54	Senior Vice President, Global Supply Chain
Richard R. Isaak	42	Controller and Chief Accounting Officer
Jeffrey L. Cook	54	President-Broyhill Furniture Industries, Inc.
Gregory P. Roy	44	President-Lane Furniture Industries, Inc.
Edward D. Teplitz	48	President-Thomasville Furniture Industries, Inc.
Daniel R. Bradley	53	President-Furniture Brands Designer Group
Daniel J. Stone	49	Vice President, Strategy and Business Development

Ralph P. Scozzafava has served as Chairman of the Board since May 2008 and as a director since June 2007. Since January 2008, Mr. Scozzafava has also served as Chief Executive Officer of our company, and from June 2007 to January 2008, he served as Vice Chairman and Chief Executive Officer-designate. Prior to joining our company, Mr. Scozzafava was employed at Wm. Wrigley Jr. Company since 2001, where he held several positions, most recently, serving as Vice President- Worldwide Commercial Operations from March 2006 to June 2007, and as Vice President & Managing Director — North America/ Pacific from January 2004 to March 2006.

Steven G. Rolls has served as our Senior Vice President and Chief Financial Officer since April 2008. Prior to joining our company, Mr. Rolls served as Chief Financial Officer of Global Energy, Inc., a privately held environmental technology company, from February 2006 to March 2008. Prior to joining Global Energy, Mr. Rolls was employed at Convergys Corporation since 1998, most recently as Executive Vice President of the Customer Management Group from 2002 to February 2006.

Mary E. Sweetman has served as our Senior Vice President, Human Resources since May 2007, after joining us as Vice President, Human Resources in January 2006. Prior to joining us, Ms. Sweetman was employed at Monsanto Company for more than 14 years, most recently as Vice President of Human Resources, International from February 2005 to December 2005.

Jon D. Botsford has served as Senior Vice President, General Counsel and Corporate Secretary of our company since February 2008. Prior to joining us, Mr. Botsford was employed at Steelcase, Inc. for more than 20 years, and most recently, served as Senior Vice President, Chief Legal Officer and Secretary from March 1999 to March 2007.

Raymond J. Johnson joined our company in February 2009 as our Senior Vice President, Global Supply Chain. Prior to joining our company, has was employed at Newell Rubbermaid, Inc. from November 2002 to February 2009, most recently as President, Global Manufacturing and Supply Chain from February 2005 to February 2009, and Group Vice President, Manufacturing from November 2003 to February 2005. Prior to this, Mr. Johnson was General Manager of the General Products Division, a Business Unit of Eaton Corporation, from 2001 to 2002, Vice President, Engineering and Operations of True Temper Sports, Inc. from 1999 to 2001, and Vice President and General Manager of the Diversified Products Division of Technimark, Inc. from 1998 to 1999. From 1983 to 1998, Mr. Johnson held a variety of positions with increasing responsibility at The Black and Decker Corporation, ending as the Vice President of North American Manufacturing.

Richard R. Isaak joined our company in April 2007 and has served as our Controller and Chief Accounting Officer since May 2007. Prior to joining our company, Mr. Isaak was employed at Panera Bread Company since March 2003, most recently, serving as Vice President, Controller, and Chief Accounting Officer from August 2004 to April 2007, and as Director of Accounting and Reporting prior to August 2004. Prior to joining Panera, Mr. Isaak was an auditor with Ernst & Young LLP.

Jeffrey L. Cook has served as President of Broyhill Furniture Industries, Inc., a subsidiary of our company, since March 2007. Prior to joining Broyhill, Mr. Cook served as President of Magnussen Home Furnishings, Inc. from December 1999 to February 2007. Prior to this, Mr. Cook has held various positions within the furniture industry for more than 30 years.

Gregory P. Roy has served as our President of Lane Furniture Industries, Inc., since April 2009. Mr. Roy joined Lane in 1988 and has held positions of increasing responsibility, and was most recently Executive Vice President of Sales and Marketing.

Edward D. Teplitz has served as President of our subsidiary, Thomasville Furniture Industries, Inc., since October 2007. Prior to joining us, Mr. Teplitz served in various positions within Ethan Allen Interiors, Inc. for six years, most recently, as the Vice President, Retail Division, from May 2003 to June 2007, and Executive Vice President of Ethan Allen Retail Inc. from 2005 to June 2007. Prior to this, Mr. Teplitz was an Ethan Allen licensee and was employed in the corporate finance department of E.F. Hutton & Company and FLIC (USA), Inc.

Daniel R. Bradley has served as President of our Furniture Brands Designer Group since November 2007. Prior to joining us, Mr. Bradley served as President and Chief Executive Officer of Ferguson, Copeland, LTD from May 2006 to October 2007, and as President of Baker Knapp & Tubbs from May 2002 to May 2006. From 1989 to 2002, Mr. Bradley held various positions with Henredon, including Vice President General Manager Case-Goods Division.

Daniel J. Stone has served as our Vice President of Strategy and Business Development since March 2008, after joining us as Vice President of Financial Planning and Analysis in January 2006. Prior to joining us, Mr. Stone held various positions at Procter & Gamble from 1991 through 2006, most recently as Category Finance Manager, Pringles from July 2002 to January 2006. Mr. Stone was an officer in the U.S. Air Force.

Each executive officer serves for a one-year term ending at the next annual meeting of the Board of Directors, subject to any applicable employment agreement and his or her earlier death, resignation or removal.

Item 1A. *Risk Factors*

The risks and uncertainties described below are those that we currently believe may materially affect our company. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect our company. You should carefully consider the risks described below in addition to all other information provided to you in this document and our subsequent filings with the Securities and Exchange Commission. Any of the following risks could materially and adversely affect our business, results of operations, and financial condition.

The continued economic downturn could result in a decrease in our future sales, earnings, and liquidity.

Economic conditions have deteriorated significantly in the United States, and worldwide, and may remain depressed for the foreseeable future. These conditions have resulted in a decline in our sales and earnings and could continue to impact our sales and earnings in the future. Sales of residential furniture are impacted by downturns in the general economy primarily due to decreased discretionary spending by consumers. The general level of consumer spending is affected by a number of factors, including, among others, general economic conditions, inflation, and consumer confidence, all of which are generally beyond our control. The economic downturn also impacts retailers, our primary customers, potentially resulting in the inability of our customers to pay amounts owed to us. In addition, if our retail customers are unable to sell our product or are unable to access credit, they may experience financial difficulties leading to bankruptcies, liquidations, and other unfavorable events. If any of these events occur, or if unfavorable economic conditions continue to challenge the consumer environment, our future sales, earnings, and liquidity would likely be adversely impacted.

Depressed market returns could have a negative impact on the return on plan assets for our qualified pension plan, which may require significant funding.

Financial markets have experienced extreme disruption in recent years. As a result of this disruption in the domestic and international equity and bond markets, the asset values of our pension plans decreased significantly and further disruptions in the financial markets could adversely impact the value of our pension plan assets in the future. The projected benefit obligation of our qualified defined benefit plan exceeded the fair value of plan assets by $115.5 million at December 31, 2009. In December 2008, the federal government passed legislation that provides relief through 2010 from the funding requirements under the Pension Protection Act of 2006. Due to this legislation, our minimum funding requirements for 2010 are only approximately $3 million. However, if the relief provided by the federal government is not extended or is no longer applicable to our qualified pension plan, if there is continued downward pressure on the asset values of the plan, if the assets fail to recover in value, or if the present value of the benefit obligation of the plan increases, as would occur in the event of a decrease in the discount rate used to measure the obligation, significantly increased funding of our plan in the future could be required, which would negatively impact our liquidity.

Loss of market share and other financial or operational difficulties due to competition would likely result in a decrease in our sales and earnings.

The residential furniture industry is highly competitive and fragmented. We compete with many other manufacturers and retailers, some of which offer widely advertised, well-known, branded products, and others are large retail furniture dealers who offer their own store-branded products. Competition in the residential furniture industry is based on the pricing of products, quality of products, style of products, perceived value, service to the customer, promotional activities, and advertising. It is difficult for us to predict the timing and scale of our competitors' actions in these areas. The highly competitive nature of the industry means we are constantly subject to the risk of losing market share, which would likely decrease our future sales and earnings. In addition, due to competition, we may not be able to maintain or raise the prices of our products in response to inflationary pressures such as increasing costs. Also, due to the large number of competitors and their wide range of product offerings, we may not be able to differentiate our products (through styling, finish, and other construction techniques) from those of our competitors. These and other competitive pressures would likely result in a decrease in our sales and earnings.

An inability to forecast demand or respond to changes in consumer tastes and fashion trends in a timely manner could result in a decrease in our future sales and earnings.

Residential furniture is a highly styled product subject to fashion trends and geographic consumer tastes that can change rapidly. If we are unable to anticipate or respond to changes in consumer tastes and fashion trends in a timely manner or to otherwise forecast demand accurately, we may lose sales and have excess inventory (both raw materials and finished goods), both of which could result in a decrease in our earnings.

A failure to achieve our projected mix of product sales could result in a decrease in our future earnings.

Our products are sold at varying price points and levels of profit. An increase in the sales of our lower profit products at the expense of the sales of our higher profit products could result in a decrease in our gross margin and earnings.

Business failures of large dealers, a group of customers or our own retail stores could result in a decrease in our future sales and earnings.

Our business practice has been to extend payment terms to our customers when selling furniture. As a result, we have a substantial amount of receivables we manage daily. Although we have no customers who individually represent 10% or more of our total annual sales, the business failures of a large customer or a group of customers could require us to record receivable reserves, which would decrease earnings, as it has in past periods. Receivables collection can be significantly impacted by economic conditions. Therefore, deterioration in the economy, or a lack of economic recovery, could cause further business failures of our customers, which could in turn require additional receivable reserves thereby lowering earnings. These business failures can also cause loss of future sales. In addition, we are either prime tenant on or guarantor of many leases of company-brand stores operated by independent furniture dealers. The viability of these dealer stores are also highly influenced by economic conditions. Defaults by any of these dealers would result in our becoming responsible for payments under these leases. If we do not operate these stores, we are still required to pay store occupancy costs, which results in a reduction in our future sales and earnings.

Inventory write-downs or write-offs could result in a decrease in our earnings.

Our inventory is valued at the lower of cost or market. However, future sales of inventory are dependent on economic conditions, among other things. Weak economic and retail conditions could cause a lowering of inventory values in order to sell our product. For example, in 2009, we incurred charges of $33.0 million related to product write-downs to actual or anticipated sales values in this difficult retail environment. Deterioration in the economy could require us to lower inventory values further, which would lower our earnings.

Sales distribution realignments can result in a decrease in our near-term sales and earnings.

We continually review relationships with our customers to ensure each meets our standards. These standards cover, among others, credit worthiness, market penetration, sales growth, competitive improvements, and sound, ethical business practices. If customers do not meet our standards, we will consider discontinuing these business relationships. If we discontinue a relationship, there would likely be a decrease in near-term sales and earnings.

Manufacturing realignments and cost savings programs could result in a decrease in our near-term earnings and liquidity.

We continually review our domestic manufacturing operations and offshore sourcing capabilities. Effects of periodic manufacturing realignments and cost savings programs would likely result in a decrease in our near-term earnings and liquidity until the expected cost reductions are achieved. Such programs can include the consolidation and integration of facilities, functions, systems, and procedures. Certain products may also be shifted from domestic manufacturing to offshore sourcing, and vice versa. These realignments have, and would likely in the future, result in substantial costs including, among others, severance, impairment, exit, and disposal costs. Such actions may not be accomplished as quickly as anticipated and the expected cost reductions may not be achieved in full, both of which have, and could in the future, result in a decrease in our near-term earnings and liquidity.

Reliance on offshore sourcing of our products subjects us to changes in local government regulations and currency fluctuations which could result in a decrease in our earnings.

We have offshore capabilities that provide flexibility in product programs and pricing to meet competitive pressures. Risks inherent in conducting business internationally include, among others, fluctuations in foreign-currency exchange rates, changes in local government regulations and policies, including those related to duties, tariffs, and trade barriers, investments, taxation, exchange controls, repatriation of earnings, and changes in local political or economic conditions, all of which could increase our costs and decrease our earnings.

Our operations depend on production facilities located outside the United States which are subject to increased risks of disrupted production which could cause delays in shipments, loss of customers, and decreases in sales and earnings.

We have placed production in emerging markets to capitalize on market opportunities and to minimize our costs. Our international production operations could be disrupted by a natural disaster, labor strike, war, political unrest, terrorist activity, or public health concerns, particularly in emerging countries that are not well-equipped to handle such occurrences. Our production abroad may also be more susceptible to changes in laws and policies in host countries and economic and political upheaval than our domestic production. Any such disruption could cause delays in shipments of products, loss of customers, and decreases in sales and earnings.

Fluctuations in the price, availability, and quality of raw materials could cause delays in production and could increase the costs of materials which could result in a decrease in our sales and earnings.

We use various types of wood, fabrics, leathers, glass, upholstered filling material, steel, and other raw materials in manufacturing furniture. Fluctuations in the price, availability, and quality of the raw materials we use in manufacturing residential furniture could have a negative effect on our cost of sales and our ability to meet the demands of our customers. Inability to meet the demands of our customers could result in the loss of future sales. In addition, the costs to manufacture furniture depend in part on the market prices of the raw materials used to produce the furniture. We may not be able to pass along to our customers all or a portion of our higher costs of raw materials due to competitive and marketing pressures, which could decrease our earnings.

We are subject to litigation, environmental regulations, and governmental matters that could adversely impact our sales, earnings, and liquidity.

We are, and may in the future be, a party to legal proceedings and claims, including, but not limited to, those involving product liability, business matters, and environmental matters, some of which claim significant damages. We face the business risk of exposure to product liability claims in the event that the use of any of our products results in personal injury or property damage. In the event any of our products prove to be defective, we may be required to recall or redesign such products. We maintain insurance against product liability claims, but there can be no assurance such coverage will continue to be available on terms acceptable to us or such coverage will be adequate to cover exposures. We also are, and may in the future be, a party to legal proceedings and claims arising out of certain customer or dealer terminations as we continue to re-examine and realign our retail distribution strategy. Given the inherent uncertainty of litigation, these matters could have a material adverse impact on our sales, earnings, and liquidity. We are also subject to various laws and regulations relating to environmental protection and we could incur substantial costs as a result of the noncompliance with or liability for cleanup or other costs or damages under environmental laws. In addition, our defined benefit plans are subject to certain pension obligations, regulations, and funding requirements, which could cause us to incur substantial costs and require substantial funding. All of these matters could cause a decrease in our sales, earnings, and liquidity.

We may not realize the anticipated benefits of mergers, acquisitions, or dispositions.

As part of our business strategy, we may merge with or acquire businesses and divest assets and operations. Risks commonly encountered in mergers and acquisitions include the possibility that we pay more than the acquired company or assets are worth, the difficulty of assimilating the operations and personnel of the acquired business, the potential disruption of our ongoing business, and the distraction of our management from ongoing business. Consideration paid for future acquisitions could be in the form of cash or stock or a combination thereof, which could result in dilution to existing stockholders and to earnings per share. We may also evaluate the potential disposition of assets and operations that may no longer help us meet our objectives. When we decide to sell assets or operations, we may encounter difficulty in finding buyers or alternate exit strategies on acceptable terms in a timely manner, In addition, we may dispose of assets at a price or on terms that are less than we had anticipated.

Loss of key personnel or the inability to hire qualified personnel could adversely affect our business.

Our success depends, in part, on our ability to retain our key personnel, including our executive officers and senior management team. The unexpected loss of one or more of our key employees could adversely affect our business. Our success also depends, in part, on our continuing ability to identify, hire, train, and retain highly qualified personnel. Competition for employees can be intense. We may not be able to attract or retain qualified personnel in the future, and our failure to do so could adversely affect our business.

Impairment of our trade name intangible assets would result in a decrease in our earnings and net worth.

Our trade names are tested for impairment annually or whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. Trade names are tested by comparing the carrying value and fair value of each trade name to determine the amount, if any, of impairment. The fair value of our trade names is estimated using a "relief from royalty payments" methodology, which is highly contingent upon assumed sales trends and projections, royalty rates, and a discount rate. Lower sales trends, decreases in projected net sales, decreases in royalty rates, or increases in the discount rate would cause impairment charges and a corresponding reduction in our earnings and net worth. For example, in the fourth quarter of 2009, we tested our trade names for impairment under this methodology and recorded an impairment charge of $39.1 million, driven primarily by an increase in discount rate, resulting in a remaining trade name balance of $87.6 million at December 31, 2009.

Provisions in our certificate of incorporation and our shareholders' rights plan could discourage a takeover and could result in a decrease in a potential acquirer's valuation of our common stock.

Certain provisions of our certificate of incorporation and shareholders' rights plan could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to our stockholders. One provision in our certificate of incorporation allows us to issue stock without stockholder approval. Such issuances could make it more difficult for a third party to acquire us.

A change in control could limit the use of our net operating loss carry forwards and decrease a potential acquirer's valuation of our businesses, both of which could decrease our liquidity and earnings.

If a change in control occurs pursuant to applicable statutory regulations, we are potentially subject to limitations on the use of our net operating loss carry forwards which in turn could adversely impact our future liquidity and profitability. A change in control could also decrease a potential acquirer's valuation of our businesses and discourage a potential acquirer from purchasing our businesses.

If we and our dealers are not able to open new stores or effectively manage the growth of these stores, our ability to grow sales and profitability could be adversely affected.

We have in the past and may continue in the future to open new stores or purchase or otherwise assume operation of branded stores from independent dealers. Increased demands on our operational, managerial, and administrative resources could cause us to operate our business, including our existing and new stores, less effectively, which in turn could cause deterioration in our profitability. If we and our dealers are not able to identify and open new stores in desirable locations and operate stores profitably, it could adversely impact our ability to grow sales and profitability.

We may not be able to comply with our debt agreement or secure additional financing on favorable terms to meet our future capital needs, which could significantly adversely impact our liquidity and our business.

At December 31, 2009, we had $83.9 million of cash and cash equivalents, $95.0 million of debt outstanding, and excess availability to borrow up to an additional $16.9 million subject to certain provisions, including those provisions described in Note 8 "Long-Term Debt" in Part II, Item 8 of this Form 10-K. The breach of any of these provisions could result in a default under our asset-based loan ("ABL") and could trigger acceleration of repayment, which would have a significant adverse impact to our liquidity and our business. In addition, further deterioration in the economy and our results could cause us to not be in compliance with our ABL agreement. While we would attempt to obtain waivers for noncompliance, we may not be able to obtain waivers, which could have a significant adverse impact on our liquidity and our business.

If we do not have sufficient cash reserves, cash flow from our operations, or our borrowing capacity under our ABL is insufficient, we may need to raise additional funds through equity or debt financings in the future in order to meet our operating and capital needs. Nevertheless, we may not be able to secure adequate debt or equity financing on favorable terms, or at all, at the time when we need such funding. In the event that we are unable to raise additional funds, our liquidity will be adversely impacted and our business could suffer. If we are able to secure additional financing, these funds could be costly to secure and maintain, which could significantly impact our earnings and our liquidity. Also, if we raise additional funds or settle liabilities through issuances of equity or convertible securities, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our common stock. In addition, any debt financing that we may secure in the future could have restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

We own or lease the following principal plants, offices, and distribution centers:

Location	Type of Facility	Floor Space (Sq. ft.)	Owned or Leased	Lease Expiration Date
St. Louis, MO	Headquarters	53,467	Leased	2019
Saltillo, MS	Upholstery plant/distribution center	830,200	Owned	
Tupelo, MS	Upholstery plant/distribution center	715,951	Owned	
Conover, NC	Upholstery plant/distribution center	347,500	Owned	
High Point, NC	Upholstery plant/distribution center	178,500	Owned	
Conover, NC	Upholstery plant	192,015	Owned	
Conover, NC	Upholstery plant	123,200	Owned	
Mt. Airy, NC	Upholstery plant	102,500	Owned	
Lenoir, NC	Upholstery plant	395,000	Owned	
Longview, NC	Upholstery plant	334,000	Leased	2015
Hickory, NC	Upholstery plant/distribution center	209,800	Leased	2010
Appomattox, VA	Case goods plant/distribution center	829,800	Owned	
Lenoir, NC	Case goods plant/distribution center	828,000	Owned	
Thomasville, NC	Case goods plant	325,000	Owned	
Hickory, NC	Case goods plant/upholstery plant/distribution center	519,011	Owned	
High Point, NC	Component plant	187,162	Owned	
Rutherfordton, NC	Distribution center	1,009,253	Owned	
Thomasville, NC	Distribution center	731,000	Owned	
Morganton, NC	Distribution center	513,800	Owned	
Rialto, CA	Distribution center	703,176	Leased	2012
Lenoir, NC	Distribution center	502,420	Leased	2013
Wren, MS	Distribution center	494,813	Leased	2012
Lenoir, NC	Distribution center	205,964	Leased	2021
Verona, MS	Distribution center/offices	423,392	Owned	
Thomasville, NC	Offices/showroom	256,000	Owned	
High Point, NC	Offices/showroom	100,000	Owned	
Lenoir, NC	Offices	136,000	Owned	
Cebu, Philippines	Case goods plant	480,338	Leased	2038
Tambak Aji, Indonesia	Case goods plant/distribution center	1,485,419	Owned	
Semarang, Indonesia	Case goods plant/distribution center	330,000	Owned	
Dongguan, China	Offices	159,000	Leased	2011

We believe our properties are generally well-maintained, suitable for our present operations and adequate for current production requirements. Production capacity and extent of utilization of our facilities are difficult to quantify with certainty because maximum capacity and utilization varies periodically in any one facility depending upon the product being manufactured, the degree of automation and the utilization of the labor force in the facility. In this context, we estimate the overall production capacity, in conjunction with our import capabilities, is sufficient to meet anticipated demand.

We have been executing plans to reduce and consolidate our domestic manufacturing capacity. This restructuring activity included the closing of two manufacturing facilities and seven retail stores in 2009, the closing of three manufacturing facilities and nine retail stores in 2008, and the closing of five manufacturing facilities and 18 retail stores in 2007.

We own properties in addition to the above principal facilities, some of which are held for sale. As of December 31, 2009, properties held for sale had a net book value of $9.7 million. These properties are summarized below.

Location	Property Description	Floor Space (sq. ft.)
Morganton, NC	Manufacturing Facility	874,506
Morganton, NC	Manufacturing Facility	150,000
Ponotoc, MS	Manufacturing Facility	369,899
Lenoir, NC	Manufacturing Facility	268,172
Conover, NC	Manufacturing Facility	159,000
Lenoir, NC	Truck Maintenance Facility	96,000
Allentown, PA	Warehouse	105,000
Lenoir, NC	Sample Shop and Research Facility	56,250

We lease retail stores in addition to the above principal facilities, some of which are closed locations. We incur costs associated with these closed retail stores, including recurring occupancy costs, early contract termination settlements for leased properties, and closed store lease liabilities representing the present value of the remaining lease rentals reduced by the current market rate for sublease rentals of similar properties. The liability for closed store lease costs is reviewed quarterly and adjusted, as necessary, to reflect changes in estimated sublease rentals. We estimate that lease and occupancy expense for our closed retail stores at December 31, 2009 will be approximately $8.0 to $10.0 million in 2010.

Item 3. ***Legal Proceedings***

In April 2009, a shareholder derivative suit was filed in the Circuit Court of St. Louis County, Missouri against Furniture Brands International, Inc. (as a nominal defendant) and against current directors and certain current and former officers of the company. The complaint alleges corporate waste and a breach of fiduciary duty by the directors with respect to the approval of certain compensation payments made to executive officers of the company. The complaint also alleges unjust enrichment claims against certain executive officers. The complaint seeks, among other things, unspecified damages based on the purported breach of fiduciary duties and the return of certain compensation paid to certain executive officers. In May 2009, a second similar shareholder derivative suit was filed in the Circuit Court of the City of St. Louis, Missouri against Furniture Brands International, Inc. (as nominal defendant) and against current and former directors and executive officers of the company alleging breaches of fiduciary duties and seeking damages similar to those set forth in the first complaint. This second complaint was subsequently moved to the Circuit Court of St. Louis County, Missouri.

On February 18, 2010, the parties entered into a Stipulation of Settlement settling all claims asserted in the derivative actions. The settlement provides for, among other things, a dismissal with prejudice of the lawsuit, releases of the defendants, the adoption of certain corporate governance enhancements, and a $2.4 million attorney fee award, which but for our immaterial remaining deductible, will be payable by our insurer to plaintiffs' counsel. The settlement further provides that defendants deny any liability or responsibility for the claims made and make no admission of any wrongdoing. The agreed upon settlement is subject to certain conditions including preliminary and final Court approval of the settlement.

We are also involved, from time to time, in litigation and other legal proceedings incidental to our business. Management believes that the outcome of current litigation and legal proceedings will not have a material adverse effect upon our results of operations or financial condition. However, management's assessment of our current litigation and other legal proceedings could change in light of the discovery of facts with respect to legal actions or other proceedings pending against us not presently known to us or determinations by judges, juries or other finders of fact which are not in accordance with management's evaluation of the probable liability or outcome of such litigation or proceedings.

In addition, we are involved in various claims relating to environmental matters at a number of current and former plant sites. We engage or participate in remedial and other environmental compliance activities at certain of these sites. At other sites, we have been named as a potentially responsible party under federal and state environmental laws for site remediation. Management analyzes each individual site, considering the number of parties involved, the level of our potential liability or contribution relative to the other parties, the nature and magnitude of the hazardous wastes involved, the method and extent of remediation, the potential insurance coverage, the estimated legal and consulting expense with respect to each site and the time period over which any costs would likely be incurred. Based on the above analysis, management believes at the present time that any claims, penalties or costs incurred in connection with known environmental matters will not reasonably likely have a material adverse effect upon our consolidated financial position or results of operations. However, management's assessment of our current claims could change in light of the discovery of facts with respect to environmental sites, which are not in accordance with management's evaluation of the probable liability or outcome of such claims.

PART II

Item 5. *Market For Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities*

1) Market Information

Shares of our common stock are traded on the New York Stock Exchange. The reported high and low sale prices for our common stock on the New York Stock Exchange are included in Note 23 "Quarterly Financial Information (Unaudited)" in Part II, Item 8 of this Form 10-K and are incorporated herein by reference.

Holders

As of January 31, 2010, there were approximately 1,200 holders of record of common stock. A substantially greater number of holders of our common stock are "street name" or beneficial holders, whose shares are held of record by banks, brokers, and other financial institutions.

Dividends

We paid dividends at the rate of $0.04 per share per quarter during the first three quarters of 2008 for a total of $5.8 million for the year. On October 31, 2008, our Board of Directors suspended payments of quarterly dividends indefinitely.

Our asset-based loan contains restrictions on dividend payments if the excess availability falls below certain thresholds. The decision to suspend quarterly dividends did not result from these restrictions as our excess availability was not below these thresholds in 2008. For additional information concerning dividends see the "Consolidated Statement of Cash Flows," "Consolidated Statement of Shareholders' Equity and Comprehensive Income (Loss)," and Note 23, "Quarterly Financial Information (Unaudited)" in Part II, Item 8 of this Form 10-K.

For information relating to securities authorized for issuance under equity compensation plans, see Part III, Item 12 of this Form 10-K.

Performance Graph

The following graph shows the cumulative total stockholder returns (assuming reinvestment of dividends) following assumed investment of $100 in shares of Common Stock that were outstanding on December 31, 2004. The indices shown below are included for comparative purposes only and do not necessarily reflect our opinion that such indices are an appropriate measure of the relative performance of the Common Stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Furniture Brands International, Inc., The S&P 500 Index
And The Dow Jones US Furnishings Index



$150
$100
$50
$0
12/04
12/05
12/06
12/07
12/08
12/09

	12/04	12/05	12/06	12/07	12/08	12/09
Furniture Brands International, Inc.	$100	92	69	45	10	25
Dow Jones US Furnishings	$100	96	94	82	43	61
S & P 500	$100	105	121	128	81	102

* $100 invested on 12/31/04 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

2) Repurchase of Equity Securities

There were no purchases by us during the quarter ended December 31, 2009 of equity securities that are registered under section 12 of the Securities Exchange Act of 1934, as amended.

Item 6. ***Selected Financial Data***

FIVE-YEAR CONSOLIDATED FINANCIAL REVIEW

	Year Ended December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands except per share data)				
Summary of operations(1)(2):					
Net sales	$1,224,370	$1,743,176	$2,082,056	$2,361,680	$2,342,526
Gross profit	230,000	314,535	416,095	507,875	523,088
Interest expense	5,342	12,510	37,388	17,665	11,877
Earnings (loss) from continuing operations before income tax expense (benefit)	(176,479)	(418,958)	(80,478)	72,699	86,804
Income tax expense (benefit)	(67,793)	(3,157)	(29,261)	22,784	28,781
Net earnings (loss) from continuing operations	(108,686)	(415,801)	(51,217)	49,915	58,023
Net earnings from discontinued operations	—	29,920	5,568	5,140	3,413
Net earnings (loss)	$ (108,686)	$ (385,881)	$ (45,649)	$ 55,055	$ 61,436
Per share of common stock:					
Net earnings (loss) — diluted:					
Continuing operations	$ (2.25)	$ (8.53)	$ (1.06)	$ 1.02	$ 1.11
Discontinued operations	—	0.61	0.12	$ 0.11	$ 0.07
Total	$ (2.25)	$ (7.92)	$ (0.94)	$ 1.13	$ 1.18
Dividends	$ —	$ 0.12	$ 0.64	$ 0.64	$ 0.60
Weighted average common shares — diluted (in thousands)	48,302	48,739	48,446	48,753	52,104
Other information(2):					
Working capital	$ 326,952	$ 458,376	$ 712,455	$ 752,618	$ 718,183
Property, plant, and equipment, net	134,352	150,864	178,564	221,398	250,817
Capital expenditures	9,777	18,977	14,374	24,713	28,541
Total assets	758,105	999,518	1,463,078	1,558,203	1,582,224
Long-term debt	78,000	160,000	280,000	300,800	301,600
Shareholders' equity	$ 262,791	$ 366,494	$ 844,766	$ 910,715	$ 903,952

(1) The company's fiscal year ends on December 31. The subsidiaries included in the consolidated financial statements report their results of operations as of the Saturday closest to December 31. Accordingly, the results of operations of our subsidiaries periodically include a 53-week fiscal year. Fiscal year 2008 was a 53-week fiscal year for our subsidiaries.

(2) Results of operations for all periods presented have been restated to reflect the classification of Hickory Business Furniture ("HBF") as a discontinued operation. HBF was sold in the first quarter of 2008.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

Our Management's Discussion and Analysis of Financial Condition and Results of Operation ("MD&A") is provided in addition to the accompanying consolidated financial statements and notes to assist readers in understanding our results of operations, financial condition, and cash flows. The various sections of this MD&A contain a number of forward-looking statements. Words such as "expects," "goals," "plans," "believes," "continues," "may," and variations of such words and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances are forward-looking statements. Such statements are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this filing and particularly in the "Risk Factors" in Part I, Item 1A of this Form 10-K.

Overview

We are one of the world's leading designers, manufacturers, sourcers, and retailers of home furnishings. We market through a wide range of retail channels, from mass merchant stores to single-branded and independent dealers to specialized interior designers. We serve our customers through some of the best known and most respected brands in the furniture industry, including Broyhill, Lane, Thomasville, Drexel Heritage, Henredon, Hickory Chair, Pearson, Laneventure, and Maitland-Smith.

Through these brands, we design, manufacture, source, market, and distribute (i) case goods, consisting of bedroom, dining room, and living room furniture, (ii) stationary upholstery products, consisting of sofas, loveseats, sectionals, and chairs, (iii) motion upholstered furniture, consisting of recliners and sleep sofas, (iv) occasional furniture, consisting of wood, metal and glass tables, accent pieces, home entertainment centers, and home office furniture, and (v) decorative accessories and accent pieces. Our brands are featured in nearly every price and product category in the residential furniture industry.

In the first quarter of 2008, we sold Hickory Business Furniture, a wholly owned subsidiary that designs and manufactures business furniture. As a result, this business unit has been reflected as a discontinued operation in all periods presented in this Form 10-K.

Business Trends and Strategy

We experienced declining sales from 2008 through the second quarter of 2009, which then stabilized and remained relatively flat from the second quarter through the fourth quarter of 2009. We believe sales continue to be depressed primarily due to wavering consumer confidence and a number of ongoing factors in the global economy that have negatively impacted consumers' discretionary spending. These ongoing factors include lower home values, prolonged foreclosure activity throughout the country, continued high levels of unemployment, and reduced access to consumer credit. These factors are outside of our control, but have a direct impact on our sales due to resulting weak levels of consumer confidence and reduced consumer spending.

In order to offset the impact of these economic conditions, we took several significant steps and continue to take actions to reduce costs and preserve cash. In 2009, we experienced benefits from these measures including increased gross profit as a percentage of sales, decreased selling, general, and administrative expenses, and reduced debt.

The more significant actions taken by us in 2008 included closing three domestic manufacturing facilities, reducing our domestic workforce by approximately 1,400 employees and consolidating our administrative and support functions. Through this prolonged economic downturn, we continue to focus on reducing our costs and preserving cash. In 2009, we continued these types of initiatives including consolidating and reconfiguring manufacturing facilities and processes to eliminate waste and improve efficiency, reducing our workforce, managing product inventory levels better to reflect consumer demand, transforming our transportation methods to be more cost effective, exiting unprofitable retail locations, limiting our credit exposure to weak retail partners, and discontinuing unprofitable licensing arrangements. As a result of these initiatives to counteract this environment, the following charges and costs are included in our results of operations:

- We incurred costs of $11.3 million in 2009, reduced from $21.4 million in 2008, related to downtime in our factories.
- We incurred expense of $16.0 million in 2009, reduced from $39.9 million in 2008, which related primarily to occupancy costs, lease termination costs, and lease liabilities of retail stores that we ultimately closed.
- We incurred charges of $3.6 million in 2009, reduced from $35.2 million in 2008, related to accounts receivable.
- We incurred charges of $33.0 million in 2009 and $39.8 million in 2008 to reduce the carrying value of inventory to market value, which was primarily driven by our efforts to accelerate the sale of slow-moving inventory.
- We incurred charges of $9.1 million in 2009 and $13.1 million in 2008 related to severance actions, which in 2009 related to reductions of approximately 900 employees. These reductions related to direct labor employees and indirect support employees in our manufacturing facilities and employees in our administrative offices.
- We incurred costs and charges of $3.2 million in 2009, reduced from $16.6 million in 2008, associated with facility closures and related impairment charges on idle facilities.

We also incurred charges of $39.1 million in 2009 and $202.0 million in 2008 related to impairment of our intangible assets. The 2009 charge was primarily driven by increases in the discount rate used to value our trade names. In 2009, we recorded adjustments to correct immaterial errors from prior periods that increased selling, general and administrative expenses by $11.8 million. For additional information regarding these adjustments, refer to Note 22 "Correction of Immaterial Errors" in Part II, Item 8 of this Form 10-K. In 2008, we recorded a valuation allowance on our deferred tax assets of $156.6 million, of which $118.0 million was charged to income tax expense. In 2009, we recorded income tax benefit of $67.8 million, $58.4 million of which resulted from our ability to carry back 2009 losses for a period of five years under the provisions of the Worker, Home Ownership and Business Assistance Act of 2009 which was signed into law on November 6, 2009.

These charges, costs, and benefits contributed to our net loss from continuing operations of $108.7 million in 2009 and $415.8 million in 2008.

In addition to the cost savings measures discussed above, we continue to focus on leveraging the power of our brands through innovative sales and marketing initiatives to increase our market share and to offset the impact of the economic downturn. These initiatives include:

- Increasing our online presence to help drive more consumer interest in our products and create more demand for our retail partners.
- Offering products that are differentiated from our competition through pre-launch testing that helps predict end-market acceptance.
- Conducting consumer segmentation analysis to assist retailers in allocating marketing resources.
- Growing a global supply chain that minimizes dealer inventory requirements.

- Improving product development and managing product inventory levels better to reflect consumer demand.

While we believe that these sales and marketing initiatives will positively impact our sales and particularly benefit our sales performance when economic conditions improve, we remain cautious about future sales as we cannot predict how long the economy and consumer retail environment will remain weak.

Results of Operations

As an aid to understanding our results of operations on a comparative basis, the following table has been prepared to set forth certain statement of operations and other data for continuing operations for 2009, 2008, and 2007:

	Year Ended December 31,					
	2009		2008		2007	
	Dollars	% of Net Sales	Dollars	% of Net Sales	Dollars	% of Net Sales
	(Dollars in millions)					
Net sales	$1,224.4	100.0%	$1,743.2	100.0%	$2,082.1	100.0%
Cost of sales	994.4	81.2	1,428.7	82.0	1,666.0	80.0
Gross Profit	230.0	18.8	314.5	18.0	416.1	20.0
Selling, general, and administrative expenses	363.6	29.7	524.4	30.1	462.3	22.2
Impairment of goodwill	—	—	166.7	9.6	—	—
Impairment of trade names	39.1	3.2	35.3	2.0	7.1	0.4
Loss from operations	(172.7)	(14.1)	(411.9)	(23.6)	(53.3)	(2.6)
Interest expense	5.3	0.4	12.5	0.7	37.4	1.8
Other income, net	1.5	0.1	5.4	0.3	10.2	0.5
Loss from continuing operations before income tax benefit	(176.5)	(14.4)	(419.0)	(24.0)	(80.5)	(3.9)
Income tax benefit	(67.8)	(5.5)	(3.2)	(0.2)	(29.3)	(1.4)
Net loss from continuing operations	$ (108.7)	(8.9)%	$ (415.8)	(23.8)%	$ (51.2)	(2.5)%
Net loss per common share — diluted:						
Net loss from continuing operations	$ (2.25)		$ (8.53)		$ (1.06)	

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net sales for 2009 were $1,224.4 million compared to $1,743.2 million in 2008, a decrease of $518.8 million, or 29.8%. The decrease in net sales was primarily the result of weak retail conditions and decisions to abandon unprofitable products, customers, and programs, resulting in lower sales volume, and was also driven by higher price discounts reflecting our efforts to accelerate the sale of slow-moving inventory at year end.

Gross profit for 2009 was $230.0 million compared to $314.5 million in 2008. The decline in gross profit is primarily due to the lower sales volume and also attributable to increased price discounts proportionate to sales, partially offset by reductions in product write downs. While gross profit decreased, gross margin improved from 18.0% in 2008 to 18.8% in 2009 primarily due to lower product write downs in 2009 as compared to 2008.

Selling, general, and administrative expenses decreased to $363.6 million in 2009 from $524.4 million in 2008. As a percentage of net sales, selling, general, and administrative expenses decreased to 29.7% in

2009 from 30.1% in 2008. The decrease in selling, general, and administrative expenses was primarily due to lower compensation and incentive plan costs, bad debt expenses, advertising expenses, and professional fees.

Impairment of intangible assets decreased to $39.1 million from $202.0 million in 2008. In 2009, we tested our trade names for impairment and recorded an impairment charge of $39.1 million, driven primarily by an increase in the discount rate used in our valuation. In 2008, we recorded a charge of $166.7 million to write off all goodwill and a charge of $35.3 million for the partial write down of certain trade names.

Interest expense for 2009 totaled $5.3 million compared to $12.5 million in 2008. The decrease in interest expense resulted from a reduction in outstanding debt and lower interest rates.

Other income, net consists of the following (in millions):

	Year Ended December 31,	
	2009	2008
Interest income	$ 1.9	$2.8
Other	(0.4)	2.6
	$ 1.5	$5.4

Interest income includes interest received on short-term investments, notes receivable, and past due accounts receivable.

Income tax benefit for 2009 totaled $67.8 million, which equates to an effective tax rate of 38.4%. Income tax benefit for 2008 totaled $3.2 million, which equates to an effective tax rate of 0.8%. The effective tax rate was lower in 2008 due to a valuation allowance recorded on deferred tax assets in 2008 which increased income tax expense by $118.0 million and certain goodwill impairment charges of $77.3 million in 2008 that were not tax affected. Our 2009 federal net operating losses resulted in an income tax refund receivable, and corresponding income tax benefit, due to our ability to carry back the losses for a period of five years under the provisions of the Worker, Home Ownership and Business Assistance Act of 2009, which was signed into law on November 6, 2009. Prior to this legislation, the carry back was limited to a period of two years.

Loss from continuing operations per common share on a diluted basis was $2.25 in 2009 and $8.53 in 2008. Weighted average shares outstanding used in the calculation of loss per common share on a diluted basis were 48.3 million in 2009 and 48.7 million in 2008.

Net earnings from discontinued operations, including the gain on the sale of Hickory Business Furniture of $28.9 million, were $29.9 million in 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net sales for 2008 were $1,743.2 million compared to $2,082.1 million in 2007, a decrease of $338.9 million, or 16.3%. The decrease in net sales was primarily driven by weak retail conditions and decisions to abandon unprofitable products, customers, and programs, resulting in lower sales volume, partially offset by lower price discounts.

Gross profit for 2008 was $314.5 million compared to $416.1 million in 2007. Gross margin decreased from 20.0% in 2007 to 18.0% in 2008. The decline in gross profit is primarily attributable to the lower sales volume, charges to reduce inventory carrying values to market values, and reduced capacity utilization, partially offset by price increases and reduced discounting.

Selling, general, and administrative expenses increased to $524.4 million in 2008 from $462.3 million in 2007. As a percentage of net sales, selling, general, and administrative expenses increased from 22.2% in 2007 to 30.1% in 2008. The increase in selling, general, and administrative expenses was primarily driven by increases in bad debt expense ($15.8 million), closed store costs ($25.0 million), severance charges ($9.3 million), advisory fees ($8.6 million), impairment charges related to assets held-for-sale ($13.5 million), gain on sale of a plane in 2007 ($2.9 million), and initial redundant costs associated with the transition to a shared services organization, partially offset by decreases in compensation expense ($8.9 million) and advertising expense ($9.6 million).

Impairment of intangible assets increased to $202.0 million in 2008 from $7.1 million in 2007. In 2008, the company recorded a charge of $166.7 million to write off all goodwill and a charge of $35.3 million for the partial write down of certain trade names. The charges reflected the reduction in valuation calculations that incorporated a dramatic deterioration of near-term economic forecast data. In 2007, we recorded a charge of $7.1 million for the partial write down of certain trade names.

Interest expense consists of the following (in millions):

	Year Ended December 31,	
	2008	2007
Interest expense	$12.5	$21.1
Waiver fees and write off of deferred financing fees	—	2.1
Make-whole premium, net of swap gain	—	14.2
	$12.5	$37.4

Interest expense for 2008 totaled $12.5 million compared to $37.4 million in 2007. The decrease in interest expense resulted from refinancing costs, including waiver fees and make-whole premium in 2007, a reduction in outstanding debt, and lower interest rates.

Other income, net consists of the following (in millions):

	Year Ended December 31,	
	2008	2007
Interest income	$2.8	$ 3.7
Gain on termination of hedge accounting	—	4.1
Other	2.6	2.4
	$5.4	$10.2

The decrease in interest income from 2007 to 2008 is due to the decrease in short-term investments and notes receivable in 2008. In addition, in the second quarter of 2007, in anticipation of refinancing the Note Purchase Agreement, we discontinued hedge accounting treatment on a treasury lock agreement and recorded a gain of $4.1 million.

Income tax benefit for 2008 totaled $3.2 million, which equates to an effective tax rate of 0.8%. Income tax benefit for 2007 totaled $29.3 million, which equates to an effective tax rate of 36.4%. The decrease in the effective tax rate for 2008 resulted from a valuation allowance recorded on deferred tax assets which increased income tax expense by $118.0 million and certain goodwill impairment charges of $77.3 million that are not tax effected.

Loss from continuing operations per common share on a diluted basis was $8.53 in 2008 and $1.06 in 2007. Weighted average shares outstanding used in the calculation of loss per common share on a diluted basis were 48.7 million in 2008 and 48.4 million in 2007.

Net sales from discontinued operations were $15.3 million in 2008 compared with $63.6 million in 2007. Net earnings from discontinued operations, including the gain on the sale of Hickory Business Furniture of $28.9 million, were $29.9 million in 2008 compared with $5.6 million in 2007.

Retail Results of Operations

Based on the structure of our operations and management and the similarity of the economic environment in which our significant operations compete, we have only one reportable segment. However, as a supplement to the information required in this Form 10-K, we have summarized the following results of our company-owned Thomasville Home Furnishings Stores and all other company-owned retail stores, with dollar amounts presented in millions:

	Thomasville Stores(a)		All Other Retail Stores(b)	
	Year Ended December 31,		Year Ended December 31,	
	2009	2008	2009	2008
	(Dollars in millions)			
Net sales	$ 84.9	$ 61.3	$ 43.0	$ 73.8
Cost of sales	49.8	38.6	28.2	46.9
Gross profit	35.1	22.7	14.8	26.9
SG&A expenses — open stores	56.5	36.9	27.8	40.4
Operating loss — open stores(d)	$(21.4)	$(14.2)	$(13.0)	$(13.5)
SG&A expenses — closed stores	—	—	16.0	39.9
Operating loss(d)	$(21.4)	$(14.2)	$(29.0)	$(53.4)
Number of open stores at end of period	49	44	15	16
Number of closed locations at end of period			31	26
Same-store-sales(c):				
Annual percentage	(20.3)%	(4.5)%	(e)	(e)
Number of stores	25	12		

a) This supplemental data includes company-owned Thomasville retail store locations that were open at the end of 2009 and 2008.

b) This supplemental data includes all company-owned retail stores other than open Thomasville stores ("all other retail stores"). This data also includes costs of $16.0 million in 2009 and $39.9 million in 2008 associated with closed retail locations which includes occupancy costs, lease termination costs, and costs associated with closed store lease liabilities.

c) The same-store-sales percentage is based on sales from stores that have been in operation and company-owned for at least 15 months.

d) Operating loss does not include our wholesale profit on the above retail net sales.

e) Same-store-sales information is not meaningful and is not presented for all other retail stores because 1) results include retail store locations of multiple brands, including eleven Drexel, two Lane, one Henredon, and one Broyhill at December 31, 2009; and 2) it is not our long-term strategic initiative to grow non-Thomasville company-owned retail store locations.

Sales increased for open company-owned Thomasville retail store locations for the year ended December 31, 2009 as compared to the year ended December 31, 2008, primarily due to the operation of 37 company-owned stores assumed from independent dealers since January 1, 2008. Seven of these stores were opened in the fourth quarter of 2008 and five of these stores were opened in 2009 which are excluded from the same-store-sales calculation because they had not been in operation for at least 15 months as of December 31, 2009. In addition to the above company-owned stores, there were 76 and 95 Thomasville dealer-owned stores at December 31, 2009 and 2008, respectively.

Financial Condition and Liquidity

Liquidity

Cash and cash equivalents at December 31, 2009 totaled $83.9 million, compared to $106.6 million at December 31, 2008. Net cash provided by operating activities totaled $77.6 million in 2009 compared with $41.4 million in 2008. Lower net losses from operations, excluding non-cash charges in both periods, contributed increased cash flow from operations in 2009 as compared to 2008, partially offset by lower cash generated from working capital and payments of long-term incentive compensation in the first quarter of 2009. Net cash used by investing activities for 2009 totaled $5.3 million compared with net cash provided by investing activities of $43.1 million in 2008. The decrease in cash provided by investing activities is primarily the result of a reduction of proceeds from the sale of business in 2009 as compared to 2008, partially offset by fewer acquisitions of stores requiring cash payments and fewer additions to property, plant and equipment in 2009 as compared to 2008. Net cash used in financing activities totaled $95.0 million in 2009 compared with $96.7 million in 2008. Net cash used by financing activities in 2009 consisted of payment of long-term debt. Net cash used by financing activities in 2008 consisted primarily of payment of long-term debt ($110.8 million, $20.0 million of which was paid from a restricted cash account) and cash dividends ($5.8 million).

Working capital was $326.9 million at December 31, 2009, compared to $458.4 million at December 31, 2008. The current ratio was 2.8-to-1 at December 31, 2009, compared to 3.0-to-1 at December 31, 2008. The decrease in working capital primarily resulted from reductions in inventory, accounts receivable, and cash and cash equivalents, partially offset by an increase in income tax refund receivable and decreases in accrued employee compensation and current maturities of long-term debt. As described in the next section on "Financing Arrangements," our borrowings under our asset-based loan ("ABL") are limited by the amount of our eligible accounts receivable and inventory. Therefore, as our accounts receivable and inventory decrease in total, the amount we can borrow under our asset-based loan decreases, to a lesser extent, based on collateral borrowing calculations. In 2009, $95.0 million of cash was used in the payment of long-term debt, the payment of which was driven primarily by the decrease in our accounts receivable and inventory from 2008 to 2009.

The primary items impacting our liquidity in the future are cash from operations and working capital, capital expenditures, acquisition of stores, sale of surplus assets, borrowings and payments under our ABL, pension funding requirements, and in 2010, receipt of federal income tax refunds.

At December 31, 2009, we had $83.9 million of cash and cash equivalents, $95.0 million of debt outstanding, and excess availability to borrow up to an additional $16.9 million subject to certain provisions, including those provisions described in Financing Arrangements below. The breach of any of these provisions could result in a default under the ABL and could trigger acceleration of repayment, which would have a significant adverse impact on our liquidity and our business. While we expect to comply with the provisions of the agreement throughout 2010, further deterioration in the economy and our results could cause us to not be in compliance with our ABL agreement. While we would attempt to obtain waivers for noncompliance, we may not be able to obtain waivers, which could have a significant adverse impact to our liquidity and our business.

In light of deterioration of the global economy and uncertainty about the extent or continuation of these conditions in the foreseeable future, we are focused on effective cash management, reducing costs, and preserving cash related to capital expenditures and acquisition of stores. For example, we review all capital projects and are committed to execute only on those projects that are either necessary for business operations or have an attractive expected rate of return. Also, we will acquire stores only if we are required as the prime tenant or guarantor on the lease or if we expect a more than adequate return on our investment. However, if we do not have sufficient cash reserves, cash flow from our operations, or our borrowing capacity under our ABL is insufficient, we may need to raise additional funds through equity or debt financings in the future in order to meet our operating and capital needs. Nevertheless, we may not be able to secure adequate debt or equity financing on favorable terms, or at all, at the time when we need such funding. In the event that we are unable to raise additional funds, our liquidity will be adversely impacted and our business could suffer. If we are able to secure additional financing, these funds could be costly to secure and maintain, which could significantly impact our earnings and our liquidity.

At December 31, 2009, income tax refund receivable was $58.9 million and the majority of the refund is expected to be received during the first half of 2010, subject to income tax return filing. The refund primarily stems from the Worker, Home Ownership and Business Assistance Act of 2009, which was signed into law on November 6, 2009 and allows the carry back of 2009 net operating losses for a period of 5 years, with certain limitations. Prior to this legislation, the carry back was limited to a period of two years.

Financing Arrangements

As of December 31, 2009 and 2008, long-term debt consisted of the following (in millions):

	December 31, 2009	December 31, 2008
Asset-based loan	$95.0	$190.0
Less: current maturities	17.0	30.0
Long-term debt	$78.0	$160.0

On August 9, 2007, we refinanced our revolving credit facility with a group of financial institutions. The facility is a five-year asset-based loan ("ABL") with commitments to lend up to $450.0 million. The facility is secured by our accounts receivable, inventory and cash and is guaranteed by all of our domestic subsidiaries.

The ABL provides for the issuance of letters of credit and cash borrowings. The issuance of letters of credit and cash borrowings are limited by the level of a borrowing base consisting of eligible accounts receivable and inventory. As of December 31, 2009, there were $95.0 million of cash borrowings and $17.3 million in letters of credit outstanding.

The excess of the borrowing base over the current level of letters of credit and cash borrowings outstanding represents the additional borrowing availability under the ABL. Certain covenants and restrictions, including cash dominion, weekly borrowing base reporting, and a fixed charge coverage ratio, would become effective if excess availability fell below various thresholds. If we fall below $75.0 million of availability, we are subject to cash dominion and weekly borrowing base reporting. If we fall below $62.5 million of availability, we are also subject to the fixed charge coverage ratio, which we currently do not meet. As of December 31, 2009, excess availability was $79.4 million. Therefore, we have $4.4 million of availability without being subject to the cash dominion and weekly reporting covenants of the agreement and $16.9 million of availability before we would be subject to the fixed charge coverage ratio.

We manage our excess availability to remain above the $75.0 million threshold, as we choose not to be subject to the cash dominion and weekly reporting covenants. We do not expect to fall below this threshold in 2010. In addition to our borrowing capacity described above, we had $83.9 million of cash and cash equivalents at December 31, 2009.

The borrowing base is reported on the 25th day of each month based on our financial position at the end of the previous month. Our borrowing base calculations are subject to periodic examinations by the financial institutions which can result in adjustments to the borrowing base and our availability under the ABL. These examinations have not resulted in significant adjustments to our borrowing base or availability in the past and are not expected to result in material adjustments in the future.

Cash borrowings under the ABL will be at either (i) a base rate (the greater of the prime rate or the Federal Funds Effective Rate plus ½%) or (ii) an adjusted Eurodollar rate plus an applicable margin, depending upon the type of loan selected. The applicable margin over the adjusted Eurodollar rate is 1.50% as of December 31, 2009 and will fluctuate with excess availability. As of December 31, 2009, loans outstanding under the ABL consisted of $80.0 million based on the adjusted Eurodollar rate at a weighted average interest rate of 1.83% and $15.0 million based on the adjusted prime rate at an interest rate of 3.25%. The weighted average interest rate for all loans outstanding as of December 31, 2009 was 2.05%.

Under the terms of the ABL, we are required to comply with certain operating covenants and provide certain representations to the financial institutions, including a representation after each annual report is filed with the Securities and Exchange Commission that our pension underfunded status does not exceed $50.0 million for any plan. After the filing of our Form 10-K for the year ended December 31, 2008, we would not have been in compliance with this representation. However, we obtained a waiver (the "waiver") to this required representation (the "representation") until the later of February 28, 2010 or such date, not to exceed January 1, 2011, that the pension relief, under the Worker, Retiree, and Employer Recovery Act of 2008, signed into law on December 23, 2008, ceases to be applicable to our plan. As consideration for the waiver, we agreed to the modification of certain administrative clauses in the ABL agreement, and as a result we agreed to 1) submit condensed mid-month borrowing base information and 2) increase the frequency, from quarterly to monthly, at which we submit certain financial information to the financial institutions.

At December 31, 2009, the underfunded status of our qualified pension plan was $115.5 million, which exceeds the $50.0 million threshold by $65.5 million. We considered the underfunded status of our qualified pension plan in determining that it remained appropriate to classify $78.0 million of amounts outstanding under the ABL as long-term debt at December 31, 2009. This classification is appropriate because the waiver prevents us from being required to make the representation regarding our pension underfunded status, for a period of one year from the balance sheet date. Because we may not be able to produce the representation upon the expiration of the waiver on January 1, 2011, we expect to reclassify all amounts outstanding under the ABL to current maturities in our Form 10-Q for the period ended March 31, 2010. The classification of our outstanding debt would then likely remain current until the pension underfunded status is reduced to an amount less than $50.0 million, the waiver is extended to a period greater than one year from the balance sheet date, the terms of the ABL are modified to remove the representation requirement, or the outstanding debt is repaid.

We believe our current cash position along with our cash flow from operations and ABL availability will be sufficient to fund our liquidity requirements for the foreseeable future.

In 2007, funds borrowed under the ABL were used to repay in full the existing indebtedness in the amount of $150.0 million owed pursuant to the terms of the unsecured revolving credit facility dated April 21, 2006, which terminated upon payment. We also repaid in full the $150.0 million of senior notes issued under the Note Purchase Agreement dated May 17, 2006. In connection with the termination of the Note Purchase Agreement, we paid and charged to interest expense a make-whole premium of $17.0 million. In order to mitigate the risk associated with the make-whole premium we entered into a financial hedging agreement to offset changes in the interest rate and recognized a gain of $2.8 million. This gain was recorded as a reduction of interest expense. In addition, due to the extinguishment of these two credit facilities, deferred financing fees of $1.0 million were charged to interest expense. The impact of these items related to the refinancing of the prior debt facilities was to increase interest expense by $15.2 million for the year ended December 31, 2007.

Funded Status of Qualified Defined Benefit Pension Plan

The projected benefit obligation of our qualified defined benefit pension plan exceeded the fair value of plan assets by $115.5 million at December 31, 2009. In December 2008, the federal government passed legislation that provides relief through 2010 from the funding requirements under the Pension Protection Act of 2006. Due to this legislation, our minimum required pension contributions for 2010 are not significant. However, if the relief provided by the federal government is no longer applicable to our qualified pension plan, or if there is downward pressure on the asset values of the plan, or if the assets fail to recover in value, or if the present value of the projected benefit obligation of the plan increases, as would occur in the event of a decrease in the discount rate used to measure the obligation, it would necessitate significantly increased funding of the plan in the future.

While our required contribution to the plan in 2010 is only approximately $3 million, we may voluntarily choose to make additional contributions. The contributions may be in the form of cash, company common stock or a combination of both. Any contributions using company common stock would require the approval of the company's Board of Directors. Any contributions using company common stock would be of a size so as to not result in the trust funds holding 5% or more of the company's outstanding common stock at the time of contribution.

In addition, the funded status of our pension plan also impacts our compliance with the terms of our ABL. For additional information on this, see "Financial Condition and Liquidity — Financing Arrangements" above.

Contractual Obligations and Other Commitments

The following table summarizes the payments related to our outstanding contractual obligations as of December 31, 2009:

	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years	Total
Long-term debt obligations:					
Asset-based loan	$17.0	$ 78.0	$ —	$ —	$ 95.0
Interest expense(1)	1.6	2.6	—	—	4.2
Operating lease obligations (net of subleases)	51.3	81.6	54.1	39.6	226.6
Purchase obligations(2)	—	—	—	—	—
	$69.9	$162.2	$54.1	$39.6	$325.8

(1) Interest payments calculated at rates in effect at December 31, 2009.

(2) We are not a party to any long-term supply contracts. We do, in the normal course of business, initiate purchase orders for the procurement of finished goods, raw materials, and other services. All purchase orders are based upon current requirements and are fulfilled within a short period of time.

Not included in the table above are obligations under our defined benefit plans of $136.5 million, obligations for uncertain tax positions of $8.3 million, and accrued workers' compensation of $11.5 million as the timing of payments cannot be reasonably estimated.

Off-Balance Sheet Arrangements

We are the prime tenant on operating leases that we have subleased to independent furniture dealers. In addition, we guarantee leases of company-brand stores operated by independent furniture dealers and guarantee leases of tractors and trailers operated by an independent transportation company. These subleases and guarantees have remaining terms ranging up to six years and generally require us to make lease payments in the event of default by the sublessor or independent party. In the event of default, we have the right to assign or assume the lease. As of December 31, 2009, the total future payments under lease guarantees were $16.3 million, which are not included in the Contractual Obligations table above, and total minimum payments under subleases were $22.8 million. We considered certain of these independent parties with lease guarantees to be at risk of default and we recorded a lease termination liability of $0.6 million to cover estimated losses on these guaranteed leases.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon the Consolidated Financial Statements and Notes to the Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of financial statements in accordance with U.S. GAAP requires us to make estimates, judgments, and assumptions, which we believe to be reasonable, based on the information available. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The consolidated financial statements consist of the accounts of our company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The company's fiscal year ends on December 31. The subsidiaries included in the consolidated financial statements report their results of operations as of the Saturday closest to December 31. Accordingly, the results of our subsidiaries' operations periodically include a 53-week fiscal year. Fiscal years 2009 and 2007 were 52-week years and fiscal year 2008 was a 53-week year for our subsidiaries.

Our significant accounting policies are set forth below and in the notes to the consolidated financial statements.

Revenue Recognition

Revenues (sales) are recognized when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) there is a fixed or determinable price; (3) delivery has occurred; and (4) collectability is reasonably assured. These criteria are satisfied and revenue recognized primarily upon shipment of product. Appropriate provisions for customer returns and discounts are recorded based upon historical results.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is based upon the review of specific customer account balances, historical experience, market conditions, customer credit and financial evaluation, and an aging of the accounts receivable.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. Inventories are regularly reviewed for excess quantities and obsolescence based upon historical experience, specific identification of discontinued items, future demand, and market conditions.

Intangible Assets

Our trade names are tested for impairment annually in the fourth fiscal quarter. Trade names, and long-lived assets, are also tested for impairment whenever events or changes in circumstances indicate that the asset may be impaired. Each quarter, we assess whether events or changes in circumstances indicate a potential impairment of these assets considering many factors, including significant changes in market capitalization, cash flow or projected cash flow, the condition of assets, and the manner in which assets are used.

Trade names are tested by comparing the carrying value and fair value of each trade name to determine the amount, if any, of impairment. The fair value of trade names is calculated using a "relief from royalty payments" methodology. This approach involves two steps: (i) estimating royalty rates for each trademark and (ii) applying these royalty rates to a net sales stream and discounting the resulting cash flows to determine fair value.

In the fourth quarter of 2009, we tested our trade names for impairment and recorded an impairment charge of $39.1 million, resulting in the carrying value of each of our trade names being reduced, and thus equal, to the estimated fair value. The decrease in the fair value of these trade names was primarily caused by an increase in the discount rate applied to the assumed cash flows. Any future decrease in the fair value of these trade names would result in a corresponding impairment charge. The estimated fair value of our trade names is highly contingent upon sales trends and assumptions including royalty rates, net sales streams, and a discount rate. Lower sales trends, decreases in projected net sales, decreases in royalty rates, or increases in the discount rate would cause additional impairment charges and a corresponding reduction in our earnings.

We determine royalty rates for each trademark considering contracted rates and industry benchmarks. Royalty rates generally are not volatile and do not fluctuate significantly with short term changes in economic conditions. A one percent decrease in assumed royalty rates would have resulted in additional impairment of $0.8 million.

Weighted average net sales streams are calculated for each trademark based on a probability weighting assigned to each reasonably possible future net sales stream. The probability weightings are determined considering historical performance, management forecasts and other factors such as economic conditions and trends. Estimated net sales streams could fluctuate significantly based on changes in the economy, actual sales, or forecasted sales. A one percent decrease in the assumed net sales streams would have resulted in additional impairment of $0.7 million.

The discount rate is a calculated weighted average cost of capital determined by observing typical rates and proportions of interest-bearing debt, preferred equity, and common equity of publicly traded companies engaged in lines of business similar to our company. The discount rate could fluctuate significantly with changes in the risk profile of our industry or in the general economy. A one percent increase in the assumed discount rate would have resulted in additional impairment of $1.0 million.

Lease Termination Costs

We maintain a liability for costs associated with operating leases for closed retail locations. The liability is determined based upon the present value of the remaining lease rentals reduced by the current market rate for sublease rentals of similar properties. This liability is reviewed quarterly and adjusted as necessary to reflect changes in estimated sublease rentals.

Retirement Plans

Defined benefit plan expense and obligation calculations are dependent on various assumptions. These assumptions include discount rate, expected long-term rate of return on plan assets, and rate of compensation increases.

The discount rate is selected based on yields of high quality bonds with cash flows matching the timing and amount of expected future benefit payments. The plans' projected cash flow is matched to a yield curve comprised of over 500 bonds rated Aa by Moody's as of the measurement date. The expected long-term rate of return on plan assets assumption was developed through analysis of historical market returns and trust fund returns by asset class, current market conditions, and anticipated future long-term performance by asset class. While consideration is given to recent asset performance, this assumption represents a long-term, prospective return. The long-term rate of compensation increase is applicable for a period of one year, as transition benefits will cease to accumulate after 2010.

We believe the assumptions to be reasonable; however, differences in assumptions would impact the calculated obligation and future expense. For example, a five percent change in the discount rate would result in a $16.0 million change in the pension obligation and a five percent change in the expected return on plan assets would result in a $1.1 million change in pension expense.

Recently Issued Statements of Financial Accounting Standards

In September 2006, the FASB issued a new standard for fair value measurements which defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands the disclosure requirements regarding fair value measurements. The standard does not introduce new requirements mandating the use of fair value. The standard defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." The definition is based on an exit price rather than an entry price, regardless of whether the entity plans to hold or sell the asset. The standard is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The required transition date for this standard was delayed until fiscal years beginning after November 15, 2008 for non-financial assets and liabilities, except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption on January 1, 2008 of the portion of the standard that was not delayed until fiscal years beginning after November 15, 2008 did not have a material effect on our financial position or results of operations. The adoption of the remaining provisions of the standard on January 1, 2009 did not have a material effect on our financial position or results of operations.

In December 2007, the FASB issued a new standard for business combinations that requires an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. This standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We adopted the provisions of this standard on January 1, 2009. The adoption of this standard did not affect our financial position or results of operations.

In December 2007, the FASB issued a new standard for noncontrolling interests in consolidated financial statements. This standard establishes new accounting and reporting requirements for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of this standard on January 1, 2009 did not affect our financial position or results of operations.

In December 2008, the FASB issued a new standard on employers' disclosures about postretirement benefit plan assets. This standard enhances the required disclosures related to postretirement benefit plan assets including disclosures concerning a company's investment policies for benefit plan assets, categories of plan assets, fair value measurements of plan assets, and concentrations of risk within plan assets. This standard is effective for fiscal years ending after December 15, 2009 and the disclosures about plan assets required by this standard are incorporated in Note 10 "Employee Benefits" in Part II, Item 8 of this Form 10-K. The adoption of this standard did not affect our financial position or results of operations.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168 ("SFAS 168"), *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162.* SFAS 168 establishes the FASB Accounting Standards Codification ("the Codification") as the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The codification does not replace or affect guidance issued by the SEC. The adoption of SFAS 168 did not affect our financial position or results of operations.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

We have exposure to market risk from changes in interest rates. Our exposure to interest rate risk consists of interest expense on our asset-based loan and interest income on our cash equivalents. A 10% interest rate increase would result in additional interest expense of $0.1 million annually. We have no derivative financial instruments at December 31, 2009.

Item 8. ***Financial Statements and Supplementary Data***

FURNITURE BRANDS INTERNATIONAL, INC.

Index to Consolidated Financial Statements and Schedules

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Furniture Brands International, Inc.:

We have audited the accompanying consolidated balance sheets of Furniture Brands International, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, cash flows, and shareholders' equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2009. In connection with our audits of the consolidated financial statements, we have also audited the accompanying financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Furniture Brands International, Inc. as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Furniture Brands International, Inc.'s internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 2, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

St. Louis, Missouri
March 2, 2010

FURNITURE BRANDS INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2009	December 31, 2008
	(Dollars in thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 83,872	$ 106,580
Receivables, less allowances of $26,225 ($34,372 at December 31, 2008)	125,513	178,590
Income tax refund receivable	58,976	38,090
Inventories	226,078	350,026
Prepaid expenses and other current assets	9,274	12,592
Total current assets	503,713	685,878
Property, plant, and equipment, net	134,352	150,864
Trade names	87,608	127,300
Other assets	32,432	35,476
Total assets	$ 758,105	$ 999,518
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ 17,000	$ 30,000
Accounts payable	83,813	85,206
Accrued employee compensation	21,036	49,082
Other accrued expenses	54,912	63,214
Total current liabilities	176,761	227,502
Long-term debt	78,000	160,000
Deferred income taxes	25,737	27,917
Pension liability	135,557	137,199
Other long-term liabilities	79,259	80,406
Shareholders' equity:		
Preferred stock, 10,000,000 shares authorized, no par value — none issued	—	—
Common stock, 200,000,000 shares authorized, $1.00 stated value — 56,482,541 shares issued at December 31, 2009 and December 31, 2008	56,483	56,483
Paid-in capital	224,133	224,419
Retained earnings	267,829	376,515
Accumulated other comprehensive loss	(111,471)	(116,988)
Treasury stock at cost 7,797,319 shares at December 31, 2009 and 7,704,764 shares at December 31, 2008	(174,183)	(173,935)
Total shareholders' equity	262,791	366,494
Total liabilities and shareholders' equity	$ 758,105	$ 999,518

See accompanying notes to consolidated financial statements.

FURNITURE BRANDS INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2009	2008	2007
	(In thousands except per share data)		
Net sales	$1,224,370	$1,743,176	$2,082,056
Cost of sales	994,370	1,428,641	1,665,961
Gross profit	230,000	314,535	416,095
Selling, general, and administrative expenses	363,636	524,457	462,334
Impairment of goodwill	—	166,680	—
Impairment of trade names	39,050	35,271	7,100
Operating loss	(172,686)	(411,873)	(53,339)
Interest expense	5,342	12,510	37,388
Other income, net	1,549	5,425	10,249
Loss from continuing operations before income tax benefit	(176,479)	(418,958)	(80,478)
Income tax benefit	(67,793)	(3,157)	(29,261)
Net loss from continuing operations	(108,686)	(415,801)	(51,217)
Net earnings from discontinued operations	—	29,920	5,568
Net loss	$ (108,686)	$ (385,881)	$ (45,649)
Net earnings (loss) per common share — basic and diluted:			
Net loss from continuing operations	$ (2.25)	$ (8.53)	$ (1.06)
Net earnings from discontinued operations	—	0.61	0.12
Net loss	$ (2.25)	$ (7.92)	$ (0.94)
Weighted average shares of common stock outstanding:			
Basic	48,302	48,739	48,446
Diluted	48,302	48,739	48,446

See accompanying notes to consolidated financial statements.

FURNITURE BRANDS INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Cash flows from operating activities:			
Net loss	$(108,686)	$(385,881)	$ (45,649)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation	20,738	25,307	31,473
Compensation expense (credit) related to stock option grants and restricted stock awards	(524)	4,310	3,251
Provision (benefit) for deferred income taxes	(8,034)	41,799	(20,080)
Gain on sale of discontinued operations	—	(48,109)	—
Impairment of intangible assets	39,050	201,951	7,100
Other, net	3,545	16,360	6,713
Changes in operating assets and liabilities:			
Accounts receivable	50,764	110,073	63,627
Income tax refund receivable	(20,886)	(31,041)	(7,049)
Inventories	126,944	66,548	100,019
Prepaid expenses and other assets	5,164	4,741	9,708
Accounts payable and other accrued expenses	(32,769)	24,295	(12,482)
Other long-term liabilities	2,293	11,029	16,258
Net cash provided by operating activities	77,599	41,382	152,889
Cash flows from investing activities:			
Acquisition of stores, net of cash acquired	—	(14,659)	(4,241)
Proceeds from the sale of business, net of cash sold	—	73,359	—
Proceeds from the disposal of assets	4,480	3,363	23,161
Additions to property, plant, and equipment	(9,777)	(18,977)	(14,374)
Net cash provided (used) by investing activities	(5,297)	43,086	4,546
Cash flows from financing activities:			
Payments for debt issuance costs	—	—	(3,424)
Additions to long-term debt	—	—	325,401
Payments of long-term debt	(95,000)	(110,800)	(336,201)
Funding of restricted cash account	—	—	(20,000)
Restricted cash used for the payment of long-term debt	—	20,000	—
Payments of cash dividends	—	(5,844)	(31,012)
Other	(10)	(8)	—
Net cash used in financing activities	(95,010)	(96,652)	(65,236)
Net increase (decrease) in cash and cash equivalents	(22,708)	(12,184)	92,199
Cash and cash equivalents at beginning of year	106,580	118,764	26,565
Cash and cash equivalents at end of year	$ 83,872	$ 106,580	$ 118,764
Supplemental Disclosure:			
Cash payments (refunds) for income taxes, net	$ (36,731)	$ 2,039	$ 1,776
Cash payments for interest expense	$ 5,234	$ 13,372	$ 34,689

See accompanying notes to consolidated financial statements.

FURNITURE BRANDS INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Common Stock:			
Beginning balance	$ 56,483	$ 56,483	$ 56,483
Stock plans activity	—	—	—
Ending balance	$ 56,483	$ 56,483	$ 56,483
Paid-In Capital:			
Beginning balance	$ 224,419	$ 226,773	$ 227,520
Stock plans activity	(286)	(2,354)	(747)
Ending balance	$ 224,133	$ 224,419	$ 226,773
Retained Earnings:			
Beginning balance	$ 376,515	$ 768,731	$ 843,811
Net loss	(108,686)	(385,881)	(45,649)
Adjustment to adopt FIN 48	—	—	1,581
Adjustment to adopt EITF 06-4	—	(491)	—
Cash dividends (per share 2008-$0.12, 2007-$0.64)	—	(5,844)	(31,012)
Ending balance	$ 267,829	$ 376,515	$ 768,731
Accumulated Other Comprehensive Income (Loss):			
Beginning balance	$(116,988)	$ (26,965)	$ (33,188)
Other comprehensive income (loss)	5,517	(90,023)	6,223
Ending balance	$(111,471)	$(116,988)	$ (26,965)
Treasury Stock:			
Beginning balance	$(173,935)	$(180,256)	$(183,911)
Stock plans activity	(248)	6,321	3,655
Ending balance	$(174,183)	$(173,935)	$(180,256)
Total Shareholders' Equity	$ 262,791	$ 366,494	$ 844,766
Comprehensive Loss:			
Net loss	$(108,686)	$(385,881)	$ (45,649)
Other comprehensive income (loss), net of tax:			
Pension liability	4,330	(85,632)	2,784
Foreign currency translation	1,187	(4,391)	3,439
Other Comprehensive Income (Loss)	$ 5,517	$ (90,023)	$ 6,223
Total Comprehensive Loss	$(103,169)	$(475,904)	$ (39,426)

See accompanying notes to consolidated financial statements.

FURNITURE BRANDS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except per share data)

1. THE COMPANY

Furniture Brands International, Inc. is one of the world's leading designers, manufacturers, sourcers, and retailers of home furnishings. We market through a wide range of retail channels, from mass merchant stores to single-branded and independent dealers to specialized interior designers. We serve our customers through some of the best known and most respected brands in the furniture industry, including Broyhill, Lane, Thomasville, Drexel Heritage, Henredon, Hickory Chair, Pearson, Laneventure, and Maitland-Smith.

Through these brands, we design, manufacture, source, market, and distribute (i) case goods, consisting of bedroom, dining room, and living room furniture, (ii) stationary upholstery products, consisting of sofas, loveseats, sectionals, and chairs, (iii) motion upholstered furniture, consisting of recliners and sleep sofas, (iv) occasional furniture, consisting of wood, metal and glass tables, accent pieces, home entertainment centers, and home office furniture, and (v) decorative accessories and accent pieces. Our brands are featured in nearly every price and product category in the residential furniture industry.

Substantially all of our sales are made to unaffiliated parties, primarily furniture retailers. We have a diversified customer base with no one customer accounting for 10% or more of consolidated net sales and, other than the retail furniture industry, no particular concentration of credit risk in one economic sector. Foreign operations and foreign net sales are not material.

2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements of Furniture Brands International, Inc. and its subsidiaries (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of financial statements in accordance with U.S. GAAP requires us to make estimates, judgments, and assumptions, which we believe to be reasonable, based on the information available. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The consolidated financial statements consist of the accounts of our company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The company's fiscal year ends on December 31. The subsidiaries included in the consolidated financial statements report their results of operations as of the Saturday closest to December 31. Accordingly, the results of our subsidiaries' operations periodically include a 53-week fiscal year. Fiscal years 2009 and 2007 were 52-week years and fiscal year 2008 was a 53-week year for our subsidiaries.

Our significant accounting policies are set forth below and in the following notes to the consolidated financial statements.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents. These investments include money market accounts, short-term commercial paper, and United States Treasury Bills.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is based upon the review of specific customer account balances, historical experience, market conditions, customer credit and financial evaluation, and an aging of the accounts receivable.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. Inventories are regularly reviewed for excess quantities and obsolescence based upon historical experience, specific identification of discontinued items, future demand, and market conditions.

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost when acquired. Depreciation is calculated using the straight-line method based on the estimated useful lives of the respective assets, which generally range from 3 to 45 years for buildings and improvements and from 3 to 12 years for machinery and equipment. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Impairment losses are recognized if expected future cash flows of the related assets are less than their carrying value.

Fair Value of Financial Instruments

We consider the carrying amounts of cash and cash equivalents, receivables, and accounts payable to approximate fair value because of the short maturity of these financial instruments.

We consider the carrying value of amounts outstanding under the Company's asset based loan to approximate fair value because these amounts outstanding accrue interest at rates which generally fluctuate with interest rate trends.

Revenue Recognition

Revenues (sales) are recognized when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) there is a fixed or determinable price; (3) delivery has occurred; and (4) collectability is reasonably assured. These criteria are satisfied and revenue recognized primarily upon shipment of product. Appropriate provisions for customer returns and discounts are recorded based upon historical experience.

Advertising Costs

Advertising production costs are expensed when advertisements are first aired or distributed. Total advertising costs were $37,642 for 2009, $57,602 for 2008, and $70,308 for 2007.

Reclassifications

In the first quarter of 2008, we sold Hickory Business Furniture, a wholly owned subsidiary that designs and manufactures business furniture. As a result, this business unit has been reflected as a discontinued operation in all periods presented, in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Section ("ASC") 205-20 *Discontinued Operations.* Certain amounts in the consolidated financial statements have been reclassified to conform to this presentation. These reclassifications have no effect on net earnings or stockholders' equity as previously reported.

3. ACQUISITIONS

During the year ended December 31, 2009, we assumed the leases on five stores that were previously operated by independent dealers.

During the year ended December 31, 2008, we acquired 40 stores from thirteen of our dealers for total consideration of $14,659. The acquisitions were asset purchases consisting mainly of inventories and fixed assets and the assumption of certain liabilities, primarily customer deposits.

During the year ended December 31, 2007, we acquired 18 stores from three of our dealers for total consideration of $4,241. The acquisitions were asset purchases consisting mainly of inventories and leasehold improvements and the assumption of certain liabilities, primarily customer deposits, accounts payable, and accrued expenses.

The Consolidated Statements of Operations include the results of operations of the acquired stores from the date of their acquisition. The pro forma impact of the acquisitions on prior periods is not presented as the impact is not material to operations.

4. RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

We have been executing plans to reduce and consolidate our domestic manufacturing capacity. Restructuring activity included the closing of two manufacturing facilities and seven retail stores in 2009, the closing of three manufacturing facilities and nine retail stores in 2008, and the closing of five manufacturing facilities and 18 retail stores in 2007. Qualifying assets related to restructuring are recorded as assets held for sale within Other Assets in the Consolidated Balance Sheets until sold. Total assets held for sale were $9,675 at December 31, 2009 and $10,017 at December 31, 2008.

In addition, in 2009 and 2008 we have been executing plans to reduce our workforce and to centralize certain functions, including accounting, human resources, and supply chain management, to a shared services function in St. Louis.

Restructuring and asset impairment charges were as follows:

	Year Ended December 31,		
	2009	2008	2007
Restructuring charges:			
Facility costs to shutdown, cleanup, and vacate	$ 250	$ 586	$ 681
Termination benefits	9,119	13,132	8,475
Closed store occupancy and lease costs	16,008	37,053	7,217
Loss (gain) on the sale of assets	337	(724)	(1,673)
	25,714	50,047	14,700
Impairment charges	2,608	18,317	13,175
	$28,322	$68,364	$27,875
Statement of Operations classification:			
Cost of sales	$ 8,215	$ 7,007	$ 5,784
Selling, general, and administrative expenses	20,107	61,357	22,091
	$28,322	$68,364	$27,875

Asset impairment charges were recorded to reduce the carrying value of all idle facilities and related machinery and equipment to their net realizable value. The determination of the impairment charges were based primarily upon (i) consultations with real estate brokers, (ii) proceeds from recent sales of Company facilities, and (iii) the market prices being obtained for similar long-lived assets.

Closed store occupancy and lease costs include occupancy costs associated with closed retail locations, early contract termination settlements for retail leases during the year, and closed store lease liabilities representing the present value of the remaining lease rentals reduced by the current market rate for sublease rentals of similar properties. This liability is reviewed quarterly and adjusted, as necessary, to reflect changes in estimated sublease rentals.

Activity in the accrual for closed store lease liabilities was as follows:

	Year Ended December 31,	
	2009	2008
Accrual for closed store lease liabilities at beginning of period:	$27,918	$ 7,217
Charges to expense	7,537	23,158
Less cash payments	8,810	2,457
Accrual for closed store lease liabilities at end of period	$26,645	$27,918

At December 31, 2009, $6,951 of the accrual for closed store lease liabilities is classified as other accrued expenses, with the remaining balance in other long-term liabilities.

Activity in the accrual for termination benefits was as follows:

	Year Ended December 31,	
	2009	2008
Accrual for termination benefits at beginning of period	$10,012	$ —
Charges to expense	9,119	13,132
Less cash payments	14,993	3,120
Accrual for termination benefits at end of period	$ 4,138	$10,012

The accrual for termination benefits at December 31, 2009 is classified as accrued employee compensation.

5. INVENTORIES

Inventories are summarized as follows:

	December 31, 2009	December 31, 2008
Finished products	$142,982	$238,908
Work-in-process	15,320	21,405
Raw materials	67,776	89,713
	$226,078	$350,026

6. PROPERTY, PLANT, AND EQUIPMENT

Major classes of property, plant, and equipment consist of the following:

	December 31, 2009	December 31, 2008
Land	$ 15,318	$ 16,027
Buildings and improvements	186,884	198,836
Machinery and equipment	251,046	270,597
	453,248	485,460
Less accumulated depreciation	318,896	334,596
	$134,352	$150,864

Depreciation expense was $20,738, $25,307, and $31,473 for the years ended December 31, 2009, 2008, and 2007, respectively.

7. TRADE NAMES

Trade name activity is as follows:

	December 31, 2009	December 31, 2008
Beginning balance	$127,300	$162,571
Impairment	(39,050)	(35,271)
Income tax benefit of deductible goodwill	(642)	—
Ending balance	$ 87,608	$127,300

Our trade names are tested for impairment annually, in the fourth fiscal quarter. Trade names, and long-lived assets, are also tested for impairment whenever events or changes in circumstances indicate that the asset may be impaired. Each quarter, we assess whether events or changes in circumstances indicate a potential impairment of these assets considering many factors, including significant changes in market capitalization, cash flow or projected cash flow, the condition of assets, and the manner in which assets are used.

Trade names are tested by comparing the carrying value and fair value of each trade name to determine the amount, if any, of impairment. The fair value of trade names is calculated using a "relief from royalty payments" methodology. This approach involves two steps: (i) estimating royalty rates for each trademark and (ii) applying these royalty rates to a net sales stream and discounting the resulting cash flows to determine fair value.

In the fourth quarter of 2009, we tested our trade names for impairment and recorded an impairment charge of $39,050, resulting in the carrying value of each of our trade names being reduced, and thus equal, to the estimated fair value. The decrease in the fair value of these trade names was primarily caused by an increase in the discount rate applied to the assumed cash flows. Any future decrease in the fair value of these trade names would result in a corresponding impairment charge. The estimated fair value of our trade names is highly contingent upon sales trends and assumptions including royalty rates, net sales streams, and a discount rate. Lower sales trends, decreases in projected net sales, decreases in royalty rates, or increases in the discount rate would cause additional impairment charges and a corresponding reduction in our earnings.

We determine royalty rates for each trademark considering contracted rates and industry benchmarks. Royalty rates generally are not volatile and do not fluctuate significantly with short term changes in economic conditions.

Weighted average net sales streams are calculated for each trademark based on a probability weighting assigned to each reasonably possible future net sales stream. The probability weightings are determined considering historical performance, management forecasts and other factors such as economic conditions and trends. Estimated net sales streams could fluctuate significantly based on changes in the economy, actual sales, or forecasted sales.

The discount rate is a calculated weighted average cost of capital determined by observing typical rates and proportions of interest-bearing debt, preferred equity, and common equity of publicly traded companies engaged in lines of business similar to our company. The discount rate could fluctuate significantly with changes in the risk profile of our industry or in the general economy.

In 2008 and 2007, we tested our trade names for impairment and recorded impairment charges of $35,271 and $7,100, respectively.

8. LONG-TERM DEBT

Long-term debt consists of the following:

	December 31, 2009	December 31, 2008
Asset-based loan	$95,000	$190,000
Less: current maturities	17,000	30,000
Long-term debt	$78,000	$160,000

On August 9, 2007, we refinanced our revolving credit facility with a group of financial institutions. The facility is a five-year asset-based loan ("ABL") with commitments to lend up to $450,000. The facility is secured by our accounts receivable, inventory and cash and is guaranteed by all of our domestic subsidiaries.

The ABL provides for the issuance of letters of credit and cash borrowings. The issuance of letters of credit and cash borrowings are limited by the level of a borrowing base consisting of eligible accounts receivable and inventory. As of December 31, 2009, there were $95,000 of cash borrowings and $17,342 in letters of credit outstanding.

The excess of the borrowing base over the current level of letters of credit and cash borrowings outstanding represents the additional borrowing availability under the ABL. Certain covenants and restrictions, including cash dominion, weekly borrowing base reporting, and a fixed charge coverage ratio, would become effective if excess availability fell below various thresholds. If we fall below $75,000 of availability, we are subject to cash dominion and weekly borrowing base reporting. If we fall below $62,500 of availability, we are also subject to the fixed charge coverage ratio, which we currently do not meet. As of December 31, 2009, excess availability was $79,424. Therefore, we have $4,424 of availability without being subject to the cash dominion and weekly reporting covenants of the agreement and $16,924 of availability before we would be subject to the fixed charge coverage ratio.

We manage our excess availability to remain above the $75,000 threshold, as we choose not to be subject to the cash dominion and weekly reporting covenants. We do not expect to fall below this threshold in 2010. In addition to our borrowing capacity described above, we had $83,872 of cash and cash equivalents at December 31, 2009.

The borrowing base is reported on the 25th day of each month based on our financial position at the end of the previous month. Our borrowing base calculations are subject to periodic examinations by the financial institutions which can result in adjustments to the borrowing base and our availability under the ABL. These examinations have not resulted in significant adjustments to our borrowing base or availability in the past and are not expected to result in material adjustments in the future.

Cash borrowings under the ABL will be at either (i) a base rate (the greater of the prime rate or the Federal Funds Effective Rate plus 1/2%) or (ii) an adjusted Eurodollar rate plus an applicable margin, depending upon the type of loan selected. The applicable margin over the adjusted Eurodollar rate is 1.50% as of December 31, 2009 and will fluctuate with excess availability. As of December 31, 2009, loans outstanding under the ABL consisted of $80,000 based on the adjusted Eurodollar rate at a weighted average interest rate of 1.83% and $15,000 based on the adjusted prime rate at an interest rate of 3.25%. The weighted average interest rate for all loans outstanding as of December 31, 2009 was 2.05%.

Under the terms of the ABL, we are required to comply with certain operating covenants and provide certain representations to the financial institutions, including a representation after each annual report is filed with the Securities and Exchange Commission that our pension underfunded status does not exceed $50,000 for any plan. After the filing of our Form 10-K for the year ended December 31, 2008, we would not have been in compliance with this representation. However, we obtained a waiver (the "waiver") to this required representation (the "representation") until the later of February 28, 2010 or such date, not to exceed January 1, 2011, that the pension relief, under the Worker, Retiree, and Employer Recovery Act of 2008, signed into law on December 23, 2008, ceases to be applicable to our plan. As consideration for the waiver, we agreed to the modification of certain administrative clauses in the ABL agreement, and as a result we agreed to 1) submit condensed mid-month borrowing base information and 2) increase the frequency, from quarterly to monthly, at which we submit certain financial information to the financial institutions.

At December 31, 2009 the underfunded status of our qualified pension plan was $115,488, which exceeds the $50,000 threshold by $65,488. We considered the underfunded status of our qualified pension plan in determining that it remained appropriate to classify $78,000 of amounts outstanding under the ABL as long-term debt at December 31, 2009. This classification is appropriate because the waiver prevents us from being required to make the representation regarding our pension underfunded status, for a period of one year from the balance sheet date. Because we may not be able to produce the representation upon the expiration of the waiver on January 1, 2011, we expect to reclassify all amounts outstanding under the ABL to current maturities in our Form 10-Q for the period ended March 31, 2010. The classification of our outstanding debt would then likely remain current until the pension underfunded status is reduced to an amount less than $50,000, the waiver is extended to a period greater than one year from the balance sheet date, the terms of the ABL are modified to remove the representation requirement, or the outstanding debt is repaid.

9. LIQUIDITY

The primary items impacting our liquidity in the future are cash from operations and working capital, capital expenditures, acquisition of stores, sale of surplus assets, borrowings and payments under our ABL, pension funding requirements, and in 2010, receipt of federal income tax refunds.

At December 31, 2009, we had $83,872 of cash and cash equivalents, $95,000 of debt outstanding, and excess availability to borrow up to an additional $16,924 subject to certain provisions, including those provisions described in Note 8. Long-Term Debt. The breach of any of these provisions could result in a default under the ABL and could trigger acceleration of repayment, which would have a significant adverse impact to our liquidity and our business. While we expect to comply with the provisions of the agreement throughout 2010, further deterioration in the economy and our results could cause us to not be in compliance with our ABL agreement. While we would attempt to obtain waivers for noncompliance, we may not be able to obtain waivers, which could have a significant adverse impact to our liquidity and our business.

In light of deterioration of the global economy and uncertainty about the extent or continuation of these conditions in the foreseeable future, we are focused on effective cash management, reducing costs, and preserving cash related to capital expenditures and acquisition of stores. For example, we review all capital projects and are committed to execute only on those projects that are either necessary for business operations or have an attractive expected rate of return. Also, we will acquire stores only if we are required as the prime tenant or guarantor on the lease or if we expect a more than adequate return on our investment. However, if we do not have sufficient cash reserves, cash flow from our operations, or our borrowing capacity under our ABL is insufficient, we may need to raise additional funds through equity or debt financings in the future in order to meet our operating and capital needs. Nevertheless, we may not be able to secure adequate debt or equity financing on favorable terms, or at all, at the time when we need such funding. In the event that we are unable to raise additional funds, our liquidity will be adversely impacted and our business could suffer. If we are able to secure additional financing, these funds could be costly to secure and maintain, which could significantly impact our earnings and our liquidity.

At December 31, 2009, income tax refund receivable was $58,976 and the majority of the refund is expected to be received during the first half of 2010, subject to income tax return filing. The refund primarily stems from the Worker, Home Ownership and Business Assistance Act of 2009, which was signed into law on November 6, 2009 and allows the carry back of 2009 net operating losses for a period of 5 years, with certain limitations. Prior to this legislation, the carry back was limited to a period of two years.

10. EMPLOYEE BENEFITS

We sponsor or contribute to retirement plans covering substantially all employees. The total costs of these plans were as follows:

	Year Ended December 31,		
	2009	2008	2007
Defined benefit plans	$ 7,038	$ 3,906	$ 8,065
Defined contribution plan (401k plan) — company match	7,269	9,245	10,348
Other	604	425	1,019
	$14,911	$13,576	$19,432

Company-Sponsored Defined Benefit Plans

Through 2005, employees were covered primarily by noncontributory plans, funded by company contributions to trust funds held for the sole benefit of employees. We amended the defined benefit plans, freezing and ceasing future benefits as of December 31, 2005. Certain transitional benefits will continue to accrue until December 31, 2010 for participants who had attained age 50 and had completed 10 years of service as of December 31, 2005. We currently provide retirement benefits to our employees through a defined contribution plan.

At December 31, 2009, the projected benefit obligation of our defined benefit plans exceeded the fair value of plan assets by $136,522, a decrease in the unfunded obligation of $759 from December 31, 2008. No contributions were made to the trust funds in 2008 or 2009. Our required contribution in 2010 is approximately $3 million. We may voluntarily choose to make additional contributions to the trust funds during 2010. The contributions may be in the form of cash, company common stock or a combination of both. Any contributions using company common stock would require the approval of the company's Board of Directors. Any contributions using company common stock would be of a size so as to not result in the trust funds holding 5% or more of the company's outstanding common stock at the time of contribution.

Due to the widespread nature of disruption in financial markets, in December 2008, the federal government passed legislation that provides for temporary relief from the funding requirements under the Pension Protection Act of 2006. Due to this legislation, our minimum required pension contributions for 2010 are not significant. Nevertheless, if the relief provided by the federal government is no longer applicable to our qualified pension plan, or if there is downward pressure on the asset values of the plan, or if the assets fail to recover in value, or if the present value of the projected benefit obligation of the plan increases, as would occur in the event of a decrease in the discount rate used to measure the obligation, it would necessitate significantly increased funding of the plan in the future.

The table below summarizes the funded status of our sponsored defined benefit plans;

	December 31, 2009		December 31, 2008	
	Qualified Plan	Non-Qualified Plan	Qualified Plan	Non-Qualified Plan
Projected benefit obligation:				
Beginning of year	$400,291	$21,366	$403,994	$26,810
Service cost	2,306	2	3,196	344
Interest cost	24,681	1,258	24,318	1,422
Actuarial (gain) loss	17,029	548	(9,297)	(4,806)
Benefits paid	(23,402)	(2,140)	(21,954)	(1,679)
Curtailments	107	—	34	(725)
End of year	$421,013	$21,034	$400,291	$21,366
Fair value of plan assets:				
Beginning of year	$284,376	$ —	$380,743	$ —
Actual return on plan assets	44,551	—	(74,413)	—
Employer contributions	—	2,140	—	1,679
Benefits paid	(23,402)	(2,140)	(21,954)	(1,679)
End of year	$305,525	$ —	$284,376	$ —
Accrued pension cost	$115,488	$21,034	$115,915	$21,366
Accumulated benefit obligation	$420,732	$21,034	$399,372	$21,366

Net periodic pension expense for 2009, 2008, and 2007 included the following components:

	Year Ended December 31,		
	2009	2008	2007
Service cost-benefits earned during the period	$ 2,308	$ 3,539	$ 4,498
Interest cost on the projected benefit obligation	25,939	25,740	25,228
Expected return on plan assets	(26,139)	(27,610)	(26,265)
Net amortization and deferral	4,821	2,685	4,604
Curtailment (gain)/loss	109	(448)	—
Net periodic pension expense	$ 7,038	$ 3,906	$ 8,065

Annual cost for defined benefit plans is determined using the projected unit credit actuarial method. Prior service cost is amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits.

Changes in plan assets and benefit obligations recognized in other comprehensive loss for 2009, 2008, and 2007 included the following components:

	Year Ended December 31,		
	2009	2008	2007
Actuarial loss	$ 493	$89,413	$ 149
Recognition of actuarial loss	(4,794)	(2,631)	(4,532)
Recognition of prior service cost	(29)	(296)	(73)
Total recognized in other comprehensive loss	$(4,330)	$86,486	$(4,456)

Other comprehensive loss consists of the following components related to defined benefit plans at December 31, 2009 and 2008:

	December 31, 2009	December 31, 2008
Net actuarial loss	$131,882	$136,183
Prior service cost	94	123
Tax benefits	(19,536)	(19,536)
	$112,440	$116,770

The estimated amounts that will be amortized from other comprehensive loss into net periodic benefit cost in 2010 are:

Actuarial loss	$7,453
Prior service cost	26
Total estimated amortization into net periodic benefit cost in 2010	$7,479

Actuarial assumptions used to determine costs and benefit obligations are as follows:

	2009	2008	2007
Assumptions used to determine net pension expense for the year ended December 31:			
Expected long-term rate of return on plan assets	7.50%	7.50%	7.50%
Average discount rate	6.25%	6.25%	6.00%
Long-term rate of compensation increase	1.50%	3.50%	3.50%
Assumptions used to determine benefit obligation as of December 31:			
Average discount rate	6.00%	6.25%	6.25%
Long-term rate of compensation increase	1.50%	1.50%	3.50%

The expected long-term rate of return on plan assets assumption was developed through analysis of historical market returns and trust fund returns by asset class, current market conditions, and anticipated future long-term performance by asset class. While consideration is given to recent asset performance, this assumption represents a long-term, prospective return. The average discount rate is selected based on yields of high quality bonds with cash flows matching the timing and amount of expected future benefit payments. The plans' projected cash flow is matched to a yield curve comprised of over 500 bonds rated Aa by Moody's as of the measurement date. The long-term rate of compensation increase is applicable for a period of one year, as transition benefits will cease to accumulate after 2010.

The investment objective of the trust funds is to ensure, over the long-term life of the plans, an adequate asset balance and sufficient liquidity to support the benefit obligations to participants, retirees, and beneficiaries. In meeting this objective, we seek to achieve investment returns at or above selected benchmarks consistent with a prudent level of diversification between and within asset classes. We retain registered investment advisors to manage specific asset classes. Investment advisors are selected from established and financially sound organizations with proven records in managing funds in the appropriate asset class. Investment advisors are given strict investment guidelines and performance benchmarks. The assets of the various funds include domestic and international corporate equities, government securities, and corporate debt securities.

The asset allocations for our defined benefit plans are as follows:

	Percentage of Plan Assets		
	Target	December 31, 2009	December 31, 2008
Global equity securities	55%	56%	48%
Fixed income securities	45%	44%	52%
	100%	100%	100%

Asset allocation studies are performed periodically to review and establish asset class targets that satisfy the investment objective of the trust funds. The asset allocation is monitored and, if necessary, rebalanced at least semi-annually.

The table below summarizes the fair value of the plan assets, presented by asset category and by level within the fair value hierarchy. The level within the fair value hierarchy is determined based on the inputs used to measure the fair value. Level 1 includes fair value measurements based on quoted prices in active markets for identical assets. Level 2 includes fair values estimated using significant other observable inputs. Level 3 includes fair values estimated using significant unobservable inputs. Level 2 investments include fixed income securities that are valued using model based pricing services and pooled funds that contain investments with values based on quoted market prices, but for which the funds are not valued on a quoted market basis.

	Total	Level 1	Level 2	Level 3
Global equity securities:				
Domestic equities	$146,698	$146,698	$ —	$—
International equities	25,461	25,461	—	—
Fixed income securities:				
Cash and cash equivalents	11,693	—	11,693	—
Domestic corporate and agency bonds	56,752	—	56,752	—
International corporate and government bonds	1,068	—	1,068	—
Domestic government securities	63,853	—	63,853	—
Total fair value of plan assets	$305,525	$172,159	$133,366	$—

At December 31, 2009, expected benefit payments to retirees and beneficiaries are as follows.

Year	Amount
2010	$ 26,738
2011	27,979
2012	29,272
2013	30,626
2014	32,056
2015 — 2019	$184,398

Defined Contribution Plan

We sponsor a defined contribution plan which covers all domestic employees. Participating employees may contribute a percentage of their compensation to the plan, subject to limitations imposed by the Internal Revenue Service. We match a portion of the employee's contribution and employees vest immediately in the company match.

11. STOCK OPTIONS, RESTRICTED STOCK, AND RESTRICTED STOCK UNITS

We have outstanding stock options, restricted stock, and restricted stock units pursuant to the 1992 Stock Option Plan, the 1999 Long-Term Incentive Plan, and the 2008 Incentive Plan. These plans are administered by the Human Resources Committee of the Board of Directors and permit certain key employees to be granted nonqualified options, performance-based options, restricted stock, restricted stock units, or combinations thereof. Options must be issued at market value on the date of grant and expire in a maximum of ten years. As of December 31, 2009 there were 1,347,719 shares available for grant. Shares issued upon exercise of stock options or issuance of restricted shares may be new shares or shares issued from treasury stock. For the year ended December 31, 2009, a credit of $524 ($322 net of income tax expense) was recorded to compensation expense for stock incentive compensation plans. For the years ended December 31, 2008 and 2007, compensation expense was $4,310 ($2,694 net of income tax benefit), and $2,866 ($1,824 net of income tax benefit), respectively. Compensation expense presented net of income tax expense and income tax benefit does not include the effect of valuation allowances recorded during the periods (see Note 13 — Income Taxes).

A summary of option activity is presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2008	3,610,692	$20.54		
Granted	365,500	4.88		
Exercised	—	—		
Forfeited or expired	(903,475)	22.65		
Outstanding at December 31, 2009	3,072,717	$18.06	5.4	$209
Exercisable at December 31, 2009	1,970,939	$23.11	3.6	$ —

The aggregate intrinsic value was calculated using the difference between the market price at year end and the exercise price for only those options that have an exercise price that is less than the market price.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used to determine the fair value of options granted in the years ended December 31, 2009, 2008, and 2007:

	2009	2008	2007
Risk-free interest rate	2.3%	2.6%	4.9%
Expected dividend yield	0.0%	1.4%	4.2%
Expected life (in years)	4.1	5.1	6.0
Expected volatility	91.3%	41.1%	36.5%

The risk-free interest rate is based upon U.S. Treasury Securities with a term similar to the expected life of the option grant. The dividend yield is calculated based upon the dividend rate on the date of the grant. Expected life is equal to the average expected term from the grant date until exercise. Expected volatility is calculated based upon the historical volatility over a period equal to the expected life of the option grant.

Other information pertaining to option activity during the years ended December 31, 2009, 2008, and 2007 is as follows:

	2009	2008	2007
Weighted average fair value per share of options granted	$3.22	$3.91	$ 4.25
Total intrinsic value of stock options exercised	$ —	$ —	$1,481

The fair value of the stock option and restricted stock awards is recognized as compensation expense on a straight-line basis over the vesting period, generally ranging from three to four years for stock options and up to five years for restricted stock.

A summary of non-vested restricted stock activity is presented below:

	Shares	Weighted Average Grant-Date Fair Value
Outstanding at December 31, 2008	451,501	$12.61
Granted	83,275	3.81
Vested	(46,337)	14.38
Forfeited	(290,886)	11.93
Outstanding at December 31, 2009	197,553	$ 9.48

The total fair value of restricted stock awards that vested during the years ended December 31, 2009, 2008, and 2007, was $172, $171, and $241, respectively.

As of December 31, 2009 there was $2,856 of total unrecognized compensation cost related to non-vested stock option and restricted stock awards outstanding under the plans. This cost is expected to be recognized over a weighted-average period of 1.9 years.

In December 2008, we awarded restricted stock units to certain key employees and executive officers. The awards may only be settled in cash. The awards are contingent on the achievement of both the Company's share price objectives and service-based retention periods. The awards expire five years from the grant date and can vest at any time prior to expiration. If the trailing 10 day average of our common stock reaches $6.26 per share, then 50% of the units will vest, and the participant will be entitled to receive a cash payment of $6.26 per vested unit on the second anniversary of the grant date, or if the vesting date occurs after the second anniversary of the grant date, on the vesting date. The other 50% of the units will vest if the trailing 10 day average of our common stock reaches $9.39 per share, and following vesting, the participant will be entitled to receive a cash payment of $9.39 per vested unit on the third anniversary of the grant date, or if the vesting date occurs after the third anniversary of the grant date, on the vesting date. The awards are designed to reward participants for increases in share price as well as encouraging the long-term employment of the participants.

On December 21, 2009, an additional 67,857 restricted stock units were granted with the same vesting dates, expiration dates, and other terms as the December 2008 grant.

A summary of restricted stock unit activity is presented below:

	Units with Share Price Objective of $6.26	Units with Share Price Objective of $9.39
Outstanding at December 31, 2008	1,425,710	1,425,710
Granted	33,928	33,928
Vested	—	—
Forfeited	(199,680)	(199,680)
Outstanding at December 31, 2009	1,259,958	1,259,958

Compensation expense of $3,722, $216, and $0 was recorded for the years ended December 31, 2009, 2008, and 2007, respectively, for restricted stock unit awards. Compensation expense recorded in 2009 is attributable to performance during the period and increases in the estimated fair value of the awards, partially offset by forfeiture activity.

The fair value of the restricted stock unit awards is estimated each quarter using binomial pricing models. The fair value of the awards is recognized as compensation expense ratably over the derived service periods. The remaining durations of the derived service periods are 1.6 years and 2.1 years for the awards with $6.26 and $9.39 share price objectives, respectively. The following assumptions were used to determine the fair value of the restricted stock units as of December 31, 2009:

Risk-free interest rate	2.1%
Expected dividend yield	0.0%
Expected volatility	88.6%

The risk-free interest rate is based upon U.S. Treasury Securities with a term similar to that of the remaining term of the grant. The dividend yield is calculated based upon the dividend rate at December 31, 2009. Expected volatility is calculated based upon the historical volatility over a period equal to the remaining term of the grant.

12. COMMON STOCK

The company's restated certificate of incorporation includes authorization to issue up to 200 million shares of Common Stock with a $1.00 per share stated value. As of December 31, 2009, 56,482,541 shares of Common Stock had been issued.

The company has periodically been authorized by its Board of Directors to repurchase our Common Stock in open market or privately negotiated transactions. Common Stock repurchases are recorded as treasury stock and may be used for general corporate purposes. On January 26, 2006 an authorization of $50,000 was approved. This authorization expired on January 26, 2007 with no shares having been purchased. We currently have no authorization to repurchase shares of Common Stock.

Weighted average shares used in the computation of basic and diluted earnings (loss) per common share for 2009, 2008, and 2007 are as follows:

	Year Ended December 31,		
	2009	2008	2007
Weighted average shares used for basic earnings (loss) per common share	48,302,027	48,738,788	48,445,948
Effect of dilutive securities:			
Stock options	—	—	—
Weighted average shares used for diluted earnings (loss) per common share	48,302,027	48,738,788	48,445,948

Excluded from the computation of diluted earnings (loss) per common share for 2009, 2008, and 2007 were options to purchase 3,072,717, 3,610,692, and 3,262,617 shares, respectively, at an average price of $18.06, $20.54, and $23.25 per share, respectively. These options have been excluded from the diluted earnings (loss) per share calculation because their inclusion would be antidilutive.

Effective August 3, 2009, our Board of Directors adopted a Stockholders Rights Agreement (the "Rights Agreement") to reduce the risk of limitation of the Company's net operating loss carry forwards and certain other tax benefits or attributes under Section 382 of the Internal Revenue Code. The Rights Agreement replaces the Company's prior stockholders rights plan and reduces the threshold percentage of beneficial ownership of the Company's common stock by any person or group that would trigger the rights under the Rights Agreement from 15% to 4.75% (an "Acquiring Person"), with the exception of stockholders that currently own 4.75% or more of the common stock would not be deemed to be an Acquiring Person so long as they acquired no more than an additional 0.5% of the common stock, up to a maximum of 15%. In addition, in its discretion, the Board may exempt certain transactions and certain persons whose acquisition of securities is determined by the Board not to jeopardize the Company's net operating loss carry forwards and whose holdings following such acquisition will not equal or exceed 15% of the Company's outstanding common stock.

In connection with the adoption of the Rights Agreement, the Board of Directors declared a distribution of one right (a "Right") for each outstanding share of Common Stock, no par value, of the Company (the "Common Stock") to the stockholders of record as of the close of business on August 13, 2009, and for each share of Common Stock issued by the Company thereafter and prior to the distribution date. Each Right entitles the holder, subject to the terms of the Rights Agreement, to purchase from the Company one one-thousandth of a share (a "Unit") of Series B Junior Participating Preferred Stock, no par value ("Series B Preferred Stock"), at a purchase price of $20.00 per Unit, subject to adjustment (the "Purchase Price").

Effective February 26, 2010, our Board of Directors adopted an Amended and Restated Stockholders Rights Agreement, which amends and restates the Rights Agreement, to among other things extend the final expiration date of the Rights to July 30, 2012 and to increase from 15% to 20% the maximum beneficial ownership amount that certain "exempt persons" (persons permitted to acquire beneficial ownership of the company's outstanding shares of common stock above the 4.75% rights exercisability trigger), or persons that acquire shares of the Company's common stock in "exempt transactions" (transactions pursuant to which persons may acquire beneficial ownership above the 4.75% rights exercisability trigger), may acquire of the company's outstanding common stock without triggering the exercisability rights.

13. INCOME TAXES

	Year Ended December 31,		
	2009	2008	2007
Loss from continuing operations before income tax benefit:			
United States operations	$168,429	$411,558	$80,074
Foreign operations	8,050	7,400	404
	$176,479	$418,958	$80,478

Income tax expense (benefit) from continuing operations is comprised of the following:

	Year Ended December 31,		
	2009	2008	2007
Current:			
Federal	$(55,800)	$(50,186)	$(11,742)
State and local	(3,467)	(600)	1,487
Foreign	493	539	1,074
	(58,774)	(50,247)	(9,181)
Deferred	(9,019)	47,090	(20,080)
Income tax benefit	$(67,793)	$ (3,157)	$(29,261)

The following table reconciles the differences between the United States federal corporate statutory rate and our effective income tax rate for continuing operations.

	Year Ended December 31,		
	2009	2008	2007
Federal corporate statutory rate	(35.0)%	(35.0)%	(35.0)%
State and local income taxes, net of federal tax benefit	(9.2)	(1.0)	(4.6)
Foreign rate differential	2.1	0.6	0.8
Non-deductible goodwill	0.0	6.4	0.0
Valuation allowance	5.3	28.2	0.9
Other	(1.6)	(0.0)	1.5
Effective income tax rate	(38.4)%	(0.8)%	(36.4)%

The sources of the tax effects for temporary differences that give rise to the deferred tax assets and liabilities were as follows:

	December 31, 2009	December 31, 2008
Deferred tax assets attributable to:		
Expense accruals	$ 60,619	$ 70,392
Employee pension and other benefit plans	58,059	56,280
Property, plant, and equipment	3,240	9,550
Goodwill	5,884	9,057
Net operating loss and tax credit carry forward	38,320	23,180
Other	8,311	2,050
Total deferred tax assets	174,433	170,509
Deferred tax liabilities attributable to:		
Intangible assets	(27,023)	(38,627)
Inventory costs capitalized	(1,019)	(2,993)
Prepaid expenses	(2,153)	(1,234)
Total deferred tax liabilities	(30,195)	(42,854)
Valuation allowance	(169,975)	(161,426)
Net deferred tax liabilities	$ (25,737)	$ (33,771)

At December 31, 2009 and 2008, $0 and $5,854 of deferred tax liabilities are classified as current other accrued expenses, respectively.

At December 31, 2008, we evaluated all significant available positive and negative evidence, including the existence of losses in recent years and our forecast of future taxable income, and, as a result, determined it was more likely than not that our federal and certain state deferred tax assets, including benefits related to net operating loss carry forwards, would not be realized based on the measurement standards required under the ASC 740. The valuation allowance was increased $156,572 to $161,426 in 2008. In the year ended December 31, 2009, the valuation allowance was increased by $8,549 to $169,975. The increase in the valuation allowance in 2009 is attributable to increases in net deferred tax assets, driven by additional state net operating losses, requiring a valuation allowance. The 2009 federal net operating losses did not generate deferred tax assets requiring a valuation allowance due to our ability to carry back 2009 losses for a period of five years under the provisions of the Worker, Home Ownership and Business Assistance Act of 2009 (H.R. 3548) which was signed into law on November 6, 2009. Prior to this legislation, the carry back was limited to a period of two years. This additional carry back capacity resulted in the recording of federal income tax refund receivable of $58,444 at December 31, 2009. The amount of income tax refund receivable at December 31, 2009 is based on estimates and is subject to income tax return filing.

At December 31, 2009, the deferred tax assets attributable to federal net operating loss carry forwards were $8,810, state net operating loss carry forwards were $22,330, federal tax credit carry forwards were $3,550, and state tax credit carry forwards were $3,630. We evaluated all significant available positive and negative evidence, including the existence of losses in recent years and our forecast of future taxable income, in assessing the need for a valuation allowance. The federal losses begin to expire in the year 2028. The state losses generally start to expire in the year 2021. While we have no other limitations on the use of our net operating loss carry forwards, we are potentially subject to limitations if a change in control occurs pursuant to applicable statutory regulations.

The undistributed cumulative earnings of foreign subsidiaries of $11,890 at December 31, 2009 are considered permanently reinvested outside the United States. It is impractical to determine the amount of federal income taxes payable if these earnings were repatriated.

We file income tax returns in the United States federal jurisdiction and various state and foreign jurisdictions. With few exceptions, we are no longer subject to United States federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2004. The Internal Revenue Service ("IRS") commenced an examination of our United States income tax return for 2005 in the first quarter of 2007, limited scope examinations of our United States income tax returns for 2006 and 2007 in the first quarter of 2009, and a limited scope examination of our United States income tax return for 2008 in the third quarter of 2009. The company and the IRS have not agreed upon certain issues which remain in the Appeals process.

Effective January 1, 2007 we adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* resulting in a decrease of $1,581 in the liability for unrecognized tax benefits and an increase to the January 1, 2007 retained earnings balance. A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2009, 2008, and 2007 is as follows:

	2009	2008	2007
Beginning balance — January 1	$10,297	$ 9,559	$12,697
Tax positions related to prior years			
Additions	22	1,173	964
Reductions	(201)	—	—
Tax positions related to current year			
Additions	151	1,567	396
Reductions	—	—	—
Settlements	—	(419)	(2,761)
Lapses in statute of limitations	(1,968)	(1,583)	(1,737)
Ending balance — December 31	$ 8,301	$10,297	$ 9,559

We recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2009, 2008, and 2007, the liability for unrecognized tax benefits included accrued interest of $3,227, $3,182, $2,670 and accrued penalties of $968, $804, and $619, respectively. We recognized interest expense of $1,101, $1,382, and $311 and penalty expense of $163, $206, and $369 related to unrecognized tax benefits in the statement of operations for the years ended December 31, 2009, 2008, and 2007, respectively. The total amount of unrecognized tax benefits at December 31, 2009 that, if recognized, would affect the effective tax rate is $6,658.

14. OTHER LONG-TERM LIABILITIES

Other long-term liabilities includes the non-current portion of closed store lease liabilities, accrued workers compensation, accrued rent associated with leases with escalating payments, liabilities for unrecognized tax benefits, deferred compensation and long-term incentive plans and various other non-current liabilities.

15. OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) consists of the following:

	Year Ended December 31,		
	2009	2008	2007
Pension liability	$4,330	$(86,486)	$4,456
Foreign currency translation	1,187	(4,391)	3,439
	5,517	(90,877)	7,895
Income tax expense (benefit)	—	(854)	1,672
	$5,517	$(90,023)	$6,223

The components of accumulated other comprehensive loss, presented net of tax, are as follows:

	December 31, 2009	December 31, 2008
Pension liability	$(112,440)	$(116,770)
Foreign currency translation	969	(218)
	$(111,471)	$(116,988)

16. LEASES

Certain of our real properties and equipment are operated under lease agreements. Rental expense under operating leases was as follows:

	Year Ended December 31,		
	2009	2008	2007
Rent expense	$77,956	$91,433	$ 71,046
Sublease income	(7,547)	(8,692)	(13,707)
Net rent expense	$70,409	$82,741	$ 57,339

Included in rent expense for 2009, 2008, and 2007 were closed store lease charges of $7,537, $23,158, and $7,217.

Annual minimum payments under operating leases are as follows:

Year	Minimum Lease Payments Open Facilities	Minimum Lease Payments Closed Stores	Total Minimum Lease Payments	Sublease Income	Net Minimum Lease Payments
2010	$ 47,403	$ 9,328	$ 56,731	$ 5,473	$ 51,258
2011	40,547	8,473	49,020	5,256	43,764
2012	34,812	8,048	42,860	4,984	37,876
2013	25,726	7,940	33,666	3,616	30,050
2014	19,753	6,827	26,580	2,563	24,017
thereafter	35,370	5,111	40,481	897	39,584
	$203,611	$45,727	$249,338	$22,789	$226,549

We are the prime tenant on operating leases that we have subleased to independent furniture dealers. In addition, we guarantee leases of company-brand stores operated by independent furniture dealers and guarantee leases of tractors and trailers operated by an independent transportation company. These subleases and guarantees have remaining terms ranging up to six years and generally require us to make lease payments in the event of default by the sublessor or independent party. In the event of default, we have the right to assign or assume the lease. As of December 31, 2009, the total future payments under lease guarantees were $16,290, which are not included in the table above, and total minimum payments under subleases were $22,789. We considered certain of these independent parties with lease guarantees to be at risk of default and we recorded a lease termination liability of $613 to cover estimated losses on these guaranteed leases.

17. CONTINGENT LIABILITIES

We are involved, from time to time, in litigation and other legal proceedings incidental to our business. Management believes that the outcome of current litigation and legal proceedings will not have a material adverse effect upon our results of operations or financial condition. However, management's assessment of our current litigation and other legal proceedings could change in light of the discovery of facts with respect to legal actions or other proceedings pending against us not presently known to us or determinations by judges, juries or other finders of fact which are not in accordance with management's evaluation of the probable liability or outcome of such litigation or proceedings.

We are also involved in various claims relating to environmental matters at a number of current and former plant sites. We engage or participate in remedial and other environmental compliance activities at certain of these sites. At other sites, we have been named as a potentially responsible party under federal and state environmental laws for site remediation. Management analyzes each individual site, considering the number of parties involved, the level of our potential liability or contribution relative to the other parties, the nature and magnitude of the hazardous wastes involved, the method and extent of remediation, the potential insurance coverage, the estimated legal and consulting expense with respect to each site and the time period over which any costs would likely be incurred. Based on the above analysis, management believes at the present time that any claims, penalties or costs incurred in connection with known environmental matters will not reasonably likely have a material adverse effect upon our consolidated financial position or results of operations. However, management's assessment of our current claims could change in light of the discovery of facts with respect to environmental sites, which are not in accordance with management's evaluation of the probable liability or outcome of such claims.

We offer limited warranties on certain products. In addition, we accept returns of defective product. Our accounting policy is to accrue an estimated liability for these warranties and returns at the time revenue is recognized. This estimate is based upon historical warranty costs and returns and is adjusted for any warranty or return issues known at period end. The warranty and returns reserve is included partially as a valuation allowance against accounts receivable and partially as an accrued expense. The following table summarizes reserve for warranty and returns activity for the years ended December 31, 2009, 2008, and 2007:

	2009	2008	2007
Beginning balance	$10,662	$11,024	$10,334
Additions to reserves	10,777	19,014	26,797
Deductions from reserves	15,977	19,376	26,107
Ending balance	$ 5,462	$10,662	$11,024

18. OTHER INCOME, NET

Other income, net consists of the following for the years ended December 31, 2009, 2008, and 2007:

	2009	2008	2007
Interest income	$1,982	$2,845	$ 3,686
Gain on termination of hedge accounting	—	—	4,094
Other, net	(433)	2,580	2,469
	$1,549	$5,425	$10,249

19. DISCONTINUED OPERATIONS

On October 16, 2007, we announced our intent to divest Hickory Business Furniture (HBF), a wholly-owned subsidiary that designs and manufactures business furniture. This business unit is reflected as a discontinued operation pursuant to the provisions of ASC 205 — 20 *Discontinued Operations.*

On March 29, 2008, we closed the sale of HBF for $75,000 resulting in a gain of $28,868, which is net of income tax expense of $19,247.

Operating results for the discontinued operations are as follows for the years ended December 31, 2009, 2008, and 2007:

	2009	2008	2007
Net sales	$—	$15,348	$63,606
Earnings before income tax expense	—	1,734	9,086
Net earnings	$—	$ 1,052	$ 5,568

20. CHANGE IN ESTIMATES

We had two material changes in estimates during 2009 related to changes in inventory valuation allowances and changes in the accrual for lease termination costs. The inventory valuation allowances were increased by $32,981 due to our decision to accelerate the disposal of slow moving inventory and the accrual for closed store lease liabilities was increased by $7,537 due to deteriorating market conditions for commercial leases.

We had three material changes in estimates during 2008 related to changes in inventory valuation allowances, changes in the allowances for doubtful accounts, and changes in the accrual for lease termination costs. The inventory valuation allowances were increased by $39,800, the allowance for doubtful accounts was increased by $35,241, and the accrual for closed store lease liabilities was increased by $23,158. The increases in estimates were required due to deteriorating economic conditions and our decision to accelerate the disposal of slow moving inventory.

In 2007, we had increased charges of $13,600 in the allowance for doubtful accounts and $7,217 for closed store lease liabilities.

21. RECENTLY ISSUED STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

In September 2006, the FASB issued a new standard for fair value measurements which defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands the disclosure requirements regarding fair value measurements. The standard does not introduce new requirements mandating the use of fair value. The standard defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." The definition is based on an exit price rather than an entry price, regardless of whether the entity plans to hold or sell the asset. The standard is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The required transition date for this standard was delayed until fiscal years beginning after November 15, 2008 for non-financial assets and liabilities, except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption on January 1, 2008 of the portion of the standard that was not delayed until fiscal years beginning after November 15, 2008 did not have a material effect on our financial position or results of operations. The adoption of the remaining provisions of the standard on January 1, 2009 did not have a material effect on our financial position or results of operations.

In December 2007, the FASB issued a new standard for business combinations that requires an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. This standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We adopted the provisions of this standard on January 1, 2009. The adoption of this standard did not affect our financial position or results of operations.

In December 2007, the FASB issued a new standard for noncontrolling interests in consolidated financial statements. This standard establishes new accounting and reporting requirements for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of this standard on January 1, 2009 did not affect our financial position or results of operations.

In December 2008, the FASB issued a new standard on employers' disclosures about postretirement benefit plan assets. This standard enhances the required disclosures related to postretirement benefit plan assets including disclosures concerning a company's investment policies for benefit plan assets, categories of plan assets, fair value measurements of plan assets, and concentrations of risk within plan assets. This standard is effective for fiscal years ending after December 15, 2009 and the disclosures about plan assets required by this standard are incorporated in Note 10 Employee Benefits. The adoption of this standard did not affect our financial position or results of operations.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168 ("SFAS 168"), *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162*. SFAS 168 establishes the FASB Accounting Standards Codification ("the Codification") as the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The codification does not replace or affect guidance issued by the SEC. The adoption of SFAS 168 did not affect our financial position or results of operations.

22. CORRECTION OF IMMATERIAL ERRORS

In the third and fourth quarters of 2009, we recorded adjustments to correct immaterial errors from prior periods that increased selling, general and administrative expenses by $11,849. Of the adjustments, $9,626 primarily related to certain international tax and trade compliance matters. The underlying matters and errors were detected through our transition of certain international tax and trade compliance procedures to a centralized shared services organization. The remaining adjustments of $2,223 related to incorrect unemployment tax calculations in a single state jurisdiction. The respective state brought this matter to our attention and we finalized a settlement agreement in the fourth quarter of 2009. These errors have accumulated since 2002. We concluded that the impact of the adjustments on the current and prior periods was not material.

23. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Following is a summary of unaudited quarterly information:

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Year ended December 31, 2009:				
Net sales	$ 285,574	$293,662	$288,263	$356,871
Gross profit	20,289	67,742	61,628	80,341
Net earnings/(loss):				
Continuing operations	$ (64,981)	$ (23,536)	$ (15,993)	$ (4,176)
Discontinued operations	—	—	—	—
Total	$ (64,981)	$ (23,536)	$ (15,993)	$ (4,176)
Earnings/(loss) per common share — Diluted:				
Continuing operations	$ (1.35)	$ (0.48)	$ (0.33)	$ (0.09)
Discontinued operations	—	—	—	—
Total	$ (1.35)	$ (0.48)	$ (0.33)	$ (0.09)
Dividends declared per common share	$ —	$ —	$ —	$ —
Common stock price range:				
High	$ 5.70	$ 6.04	$ 4.44	$ 2.99
Low	$ 3.61	$ 2.47	$ 1.54	$ 0.70
Year ended December 31, 2008:				
Net sales	$ 403,353	$412,753	$449,870	$477,200
Gross profit	36,044	67,122	100,350	111,019
Net earnings/(loss):				
Continuing operations	$(353,832)	$ (41,721)	$ (23,996)	$ 3,748
Discontinued operations	—	—	52	29,868
Total	$(353,832)	$ (41,721)	$ (23,944)	$ 33,616
Earnings/(loss) per common share — Diluted:				
Continuing operations	$ (7.25)	$ (0.86)	$ (0.49)	$ 0.08
Discontinued operations	—	—	—	0.62
Total	$ (7.25)	$ (0.86)	$ (0.49)	$ 0.69
Dividends declared per common share	$ —	$ 0.04	$ 0.04	$ 0.04
Common stock price range:				
High	$ 11.24	$ 13.61	$ 15.46	$ 13.64
Low	$ 1.66	$ 8.48	$ 11.80	$ 6.82

Earnings (loss) per common share were computed independently for each of the quarters presented. The sum of the quarters may not equal the total year amount due to the impact of computing average quarterly shares outstanding for each period.

The closing market price of the Common Stock on December 31, 2009 was $5.46 per share.

In the fourth quarters of 2009 and 2008, we recorded the following charges and costs in our results of continuing operations:

- We incurred costs of $4,124 in 2009, reduced from $7,480 in 2008, related to downtime in our factories.
- We incurred expense of $10,725 in 2009, reduced from $16,572 in 2008, which related primarily to occupancy costs, lease termination costs, and lease liabilities of retail stores that we ultimately closed.
- We incurred charges of $3,608 in 2009, reduced from $10,500 in 2008, related to accounts receivable.
- We incurred charges of $32,981 in 2009 and $24,200 in 2008 to reduce the carrying value of inventory to market value, which was driven by our efforts to accelerate the sale of slow-moving inventory.
- We incurred charges of $4,877 in 2009 and $11,345 in 2008 related to severance actions, which in 2009 related to reductions of approximately 200 employees. These reductions related to direct labor employees and indirect support employees in our manufacturing facilities and employees in our administrative offices.
- We incurred costs and charges of $2,950 in 2009, reduced from $16,515 in 2008, associated with facility closures and related impairment charges on idle facilities.
- We incurred charges of $39,050 in 2009 and $201,951 in 2008 related to impairment of our intangible assets. The 2009 charge was primarily driven by increases in the discount rate used to value our trade names.
- We recorded an adjustment to correct immaterial errors from prior periods that increased selling, general and administrative expenses by $10,479 in 2009. We concluded that the impact on the current and prior periods was not material. See Note 22. Correction of Immaterial Errors for further information.
- In 2008, we recorded a valuation allowance on our deferred tax assets of $153,630, of which $115,026 was charged to income tax expense.
- In 2009, we recorded income tax benefit of $69,969, $58,444 of which resulted from our ability to carry back 2009 losses for a period of five years under the provisions of the Worker, Home Ownership and Business Assistance Act of 2009 which was signed into law on November 6, 2009. At December 31, 2009, we also have net operating loss carry forwards that may be applied against future taxable income, subject to certain limitations.

All of these charges, costs, and benefits contributed to our net loss from continuing operations of $64,981 in the fourth quarter of 2009 and our net loss from continuing operations of $353,832 in the fourth quarter of 2008.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Furniture Brands International, Inc.:

We have audited Furniture Brands International, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Furniture Brands International, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Furniture Brands International, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Furniture Brands International, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, cash flows, and shareholders' equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2009, and our report dated March 2, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

St. Louis, Missouri
March 2, 2010

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

None

Item 9A. *Controls and Procedures*

(a) Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, our management used the criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on the evaluation of the Company's disclosure controls and procedures as of December 31, 2009, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of such date, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2009, has been audited by KPMG, LLP, an independent registered public accounting firm, as stated in their report in Part II, Item 8 of this Form 10-K.

(b) Changes in Internal Control over Financial Reporting

In the first and second quarters of 2009, we designed and began implementing procedures to remediate the material weakness previously reported in our Annual Report on Form 10-K filed with the SEC on March 2, 2009. These procedures include capturing a complete list, segregated by U.S. and foreign tax jurisdictions, of all gross deferred income tax assets subject to a valuation allowance and providing this list to those responsible for evaluating the accounting implications. Certain of these procedures are performed on a quarterly basis while others are performed only on an annual basis. The quarterly procedures were fully implemented in the second quarter of 2009 and the annual procedures were fully implemented in the fourth quarter of 2009. We tested the effectiveness of these new procedures in the fourth quarter of 2009 and determined that the controls were designed and operating effectively. Other than those changes, there have not been any other changes in our internal control over financial reporting during the quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(c) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures, as such terms are defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), as of December 31, 2009, the end of the period covered by this Annual Report on Form 10-K.

Disclosure controls and procedures are controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act, such as this report, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls are also designed to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our management, including our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2009.

Item 9B. *Other Information*

None

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this Item 10 (Directors, Executive Officers and Corporate Governance) is incorporated herein by reference from the information to be contained in our 2010 Proxy Statement to be filed with the U.S. Securities and Exchange Commission ("SEC") in connection with the solicitation of proxies for our 2010 Annual Meeting of Stockholders (the "2010 Proxy Statement"). The 2010 Proxy Statement will be filed within 120 days after the close of the year ended December 31, 2009. The information under the heading "Executive Officers" in Part I, Item 1 of this Form 10-K is also incorporated by reference in this section.

The Furniture Brands International, Inc. Code of Corporate Conduct is our code of ethics document applicable to all employees, including all officers and directors. The code incorporates our guidelines designed to deter wrongdoing and to promote honest and ethical conduct; full, fair, accurate and timely disclosure in SEC filings; and compliance with applicable laws and regulations. The full text of our code is published on our Investor Relations website at *www.furniturebrands.com*. We intend to disclose future amendments to certain provisions of our code, or waivers of such provisions granted to executive officers and directors, on this website within four business days following the date of such amendment or waiver.

Item 11. *Executive Compensation*

The information required by this Item 11 (Executive Compensation) of Form 10-K will be included in the 2010 Proxy Statement. The 2010 Proxy Statement will be filed within 120 days after the close of the year ended December 31, 2009, and such information is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholders Matters*

The information required by this Item 12, including the information required under the heading "Equity Compensation Plan Information," will be included in the 2010 Proxy Statement. The 2010 Proxy Statement will be filed within 120 days after the close of the year ended December 31, 2009, and such information is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item 13 will be included in the 2010 Proxy Statement. The 2010 Proxy Statement will be filed within 120 days after the close of the year ended December 31, 2009, and such information is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

The information required by this Item 14 will be included in the 2010 Proxy Statement. The 2010 Proxy Statement will be filed within 120 days after the close of the year ended December 31, 2009, and such information is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) List of documents filed as part of this report:

1. *Financial Statements:*

Consolidated balance sheets, December 31, 2009 and 2008

Consolidated statements of operations for each of the years in the three-year period ended December 31, 2009

Consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2009

Consolidated statements of shareholders' equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2009

Notes to consolidated financial statements

Report of Independent Registered Public Accounting Firm

2. *Financial Statement Schedules:*

Valuation and qualifying accounts (Schedule II).

All other schedules are omitted as the required information is presented in the consolidated financial statements or related notes or are not applicable.

3. *Exhibits:*

The exhibits listed in the accompanying exhibit index are filed or are incorporated by reference as part of this Form 10-K.

Schedule II

FURNITURE BRANDS INTERNATIONAL, INC.
Valuation and Qualifying Accounts

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions From Reserves	Balance at End of Period
		(Dollars in Thousands)		
Year Ended December 31, 2009				
Allowances deducted from receivables on balance sheet:				
Allowance for doubtful accounts	$27,074	$ 9,424	$(14,807)	$21,691
Allowance for cash discounts/ chargebacks/other	7,298	14,288	(17,052)	4,534
	$34,372	$23,712	$(31,859)	$26,225
Year Ended December 31, 2008				
Allowances deducted from receivables on balance sheet:				
Allowance for doubtful accounts	$36,645	$40,819	$(50,390)	$27,074
Allowance for cash discounts/ chargebacks/other	8,822	19,235	(20,759)	7,298
	$45,467	$60,054	$(71,149)	$34,372
Year Ended December 31, 2007				
Allowances deducted from receivables on balance sheet:				
Allowance for doubtful accounts	$21,595	$24,994	$ (9,944)	$36,645
Allowance for cash discounts/ chargebacks/other	7,430	26,715	(25,323)	8,822
	$29,025	$51,709	$ 35,267	$45,467

SIGNATURES

Pursuant to the requirements of Section 13 of 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Furniture Brands International, Inc.

By: /s/ Ralph P. Scozzafava

Ralph P. Scozzafava
Chairman of the Board and Chief Executive Officer

Date: March 2, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Ralph P. Scozzafava Ralph P. Scozzafava	Chairman of the Board, Chief Executive Officer and Director (*Principal Executive Officer*)	March 2, 2010
/s/ Steven G. Rolls Steven G. Rolls	Chief Financial Officer (*Principal Financial Officer*)	March 2, 2010
/s/ Richard R. Isaak Richard R. Isaak	Controller (*Principal Accounting Officer*)	March 2, 2010
/s/ Wilbert G. Holliman, Jr. Wilbert G. Holliman, Jr.	Director	March 2, 2010
/s/ John R. Jordan, Jr. John R. Jordan, Jr.	Director	March 2, 2010
/s/ Ira D. Kaplan Ira D. Kaplan	Director	March 2, 2010
/s/ Bobby L. Martin Bobby L. Martin	Director	March 2, 2010
/s/ Maureen A. McGuire Maureen A. McGuire	Director	March 2, 2010
/s/ Aubrey B. Patterson Aubrey B. Patterson	Director	March 2, 2010
/s/ Alan G. Schwartz Alan G. Schwartz	Director	March 2, 2010

EXHIBIT INDEX

Exhibit Index No.	Exhibit Description	Filed with the Form 10-K	Incorporated by Reference: Form	Incorporated by Reference: Filing Date with the SEC	Incorporated by Reference: Exhibit No.
3.1	Restated Certificate of Incorporation of the Company, as amended		10-Q	May 14, 2002	3
3.2	By-Laws of the Company, as amended effective as of August 7, 2008		8-K	August 13, 2008	3.1
3.3	Certificate of Designation Series B Junior Participating Preferred Stock of the Company		8-K	August 4, 2009	3.1
4.1	Stockholder Rights Agreement, dated as of August 3, 2009, between the Company and American Stock Transfer and Trust Company, LLC, as Rights Agent		8-K	August 4, 2009	4.1
10.1*	1992 Stock Option Plan, as amended		10-Q	May 12, 1999	10(a)
10.2*	1999 Long-Term Incentive Plan, as amended		S-8	September 27, 2002	4(f)
10.3*	2005 Long-Term Performance Bonus Plan		8-K	May 3, 2005	10(a)
10.4*	Form of Stock Option Grant Letter		8-K	February 2, 2005	10(b)
10.5*	Form of Restricted Stock Grant Letter		8-K	February 11, 2005	10(c)
10.6*	2008 Incentive Plan		S-8	December 19, 2008	4.1
10.7*	Form of Restricted Stock Unit Agreement under the 2008 Incentive Plan		8-K	December 22, 2008	10.1
10.8*	Form of Restricted Stock Award Agreement under the 2008 Incentive Plan		10-Q	May 8, 2009	10.4
10.9*	Form of Nonqualified Stock Option Agreement under the 2008 Incentive Plan		10-Q	May 8, 2009	10.5
10.10*	Form of Performance Based Restricted Stock Award Agreement under the 2008 Incentive Plan		10-Q	May 8, 2009	10.6
10.11*	Form of Indemnification Agreement between the Company and the Company's directors		10-Q	August 7, 2009	10.1
10.12*	Amended and Restated Restricted Stock Plan for Outside Directors, dated as of May 7, 2009		10-Q	August 7, 2009	10.2
10.13*	Employment Agreement dated June 14, 2007 between the Company and Ralph P. Scozzafava		8-K	June 18, 2007	10.1
10.14*	Amendment to Executive Employment Agreement between the Company and Ralph P. Scozzafava, effective as of June 18, 2007		8-K	May 7, 2008	10.3
10.15*	Form of Change of Control Agreement		8-K	June 26, 2007	10.1
10.16*	Furniture Brands International, Inc. Executive Severance Plan		8-K	June 27, 2007	10.1
10.17*	Form of Amendment to the Furniture Brands International, Inc. Executive Severance Plan		8-K	May 7, 2008	10.6
10.18*	Furniture Brands Supplemental Executive Retirement Plan, dated as of January 1, 2002		10-K	March 25, 2003	10(v)
10.19*	First Amendment to the Furniture Brands Supplemental Executive Retirement Plan, effective December 31, 2005		10-Q	May 8, 2009	10.1
10.20*	Second Amendment to the Furniture Brands Supplemental Executive Retirement Plan, effective January 1, 2005		10-Q	May 8, 2009	10.2
10.21*	Third Amendment to the Furniture Brands Supplemental Executive Retirement Plan, effective March 14, 2008		10-Q	May 8, 2009	10.3

Exhibit Index No.	Exhibit Description	Filed with the Form 10-K	Form	Incorporated by Reference Filing Date with the SEC	Exhibit No.
10.22*	Deferred Compensation Plan, effective January 1, 2006		S-8	December 14, 2005	4.1
10.23*	Amendment to Deferred Compensation Plan effective December 31, 2008		10-K	March 2, 2009	10.23
10.24*	Agreement between W.G. Holliman and the Company dated as of June 23, 2008	X			
10.25	Credit Agreement, dated August 9, 2007, among the Company, Broyhill Furniture Industries, Inc., HDM Furniture Industries, Inc., Lane Furniture Industries, Inc., and Thomasville Furniture Industries, Inc, the Loan Parties named therein, the Lender Parties thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent		8-K	August 10, 2007	10.1
10.26	First Amendment, dated March 17, 2008, to Credit Agreement, dated August 9, 2007, among the Company, Broyhill Furniture Industries, Inc., HDM Furniture Industries, Inc., Lane Furniture Industries, Inc., and Thomasville Furniture Industries, Inc, the Loan Parties named therein, the Lender Parties thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent		10-Q	May 12, 2008	10.2
10.27	Amendment No. 2 to Credit Agreement and Waiver, dated February 20, 2009, among the Company, Broyhill Furniture Industries, Inc., HDM Furniture Industries, Inc., Lane Furniture Industries, Inc., and Thomasville Furniture Industries, Inc, the Loan Parties named therein, the Lender Parties thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent		10-K	March 2, 2009	10.27
21.1	List of Subsidiaries of the Company	X			
23.1	Consent of Independent Registered Public Accounting Firm	X			
31.1	Certification of Ralph P. Scozzafava, Chairman of the Board and Chief Executive Officer of the Company, Pursuant to Rule 13a-14(a)/15d-14(a)	X			
31.2	Certification of Steven G. Rolls, Chief Financial Officer (Principal Financial Officer) of the Company, Pursuant to Rule 13a-14(a)/15d-14(a)	X			
32.1	Certification of Ralph P. Scozzafava, Chairman of the Board and Chief Executive Officer of the Company, Pursuant to 18 U.S.C. Section 1350	X			
32.2	Certification of Steven G. Rolls, Chief Financial Officer (Principal Financial Officer) of the Company, Pursuant to 18 U.S.C. Section 1350	X			

* Indicates management contact or compensatory plan, contract or arrangement.

Exhibit 31.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ralph P. Scozzafava, certify that:

1. I have reviewed this annual report on Form 10-K of Furniture Brands International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Signature: /s/ Ralph P. Scozzafava

Ralph P. Scozzafava
Chief Executive Officer
(Principal Executive Officer)

March 2, 2010

Exhibit 31.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Steven G. Rolls, certify that:

1. I have reviewed this annual report on Form 10-K of Furniture Brands International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Signature: /s/ Steven G. Rolls

Steven G. Rolls
Chief Financial Officer
(Principal Financial Officer)

March 2, 2010

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Furniture Brands International, Inc. (the "Company") on Form 10-K for the fiscal year ending December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ralph P. Scozzafava, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Ralph P. Scozzafava

Ralph P. Scozzafava
Chief Executive Officer
(Principal Executive Officer)

March 2, 2010

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the annual report of Furniture Brands International, Inc. (the "Company") on Form 10-K for the fiscal year ending December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Steven G. Rolls, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Steven G. Rolls

Steven G. Rolls
Chief Financial Officer
(Principal Financial Officer)

March 2, 2010

(This page intentionally left blank)

(This page intentionally left blank)

Board of Directors and Executive Officers

Board of Directors

W.G. (Mickey) Holliman
Retired, former Chairman of the Board and Chief Executive Officer of the Company

John R. Jordan, Jr. [1*,3]
Retired, former Vice Chairman of PriceWaterhouse (now PricewaterhouseCoopers)

Ira D. Kaplan [1]
Former Chief Financial Officer of Claire's Stores Inc.

Bob L. Martin [1,2*]
Independent Management Consultant, Retired President and Chief Executive Officer of Wal-Mart International (the international division of Wal-Mart Stores, Inc.)

Maureen A. McGuire [2,3]
Chief Marketing Officer of Bloomberg LP

Aubrey B. Patterson [2,3*]
Chairman of the Board and Chief Executive Officer of Bancorpsouth, Inc.

Alan G. Schwartz [3]
Professor at the Yale Law School and the Yale School of Management

Ralph P. Scozzafava
Chairman and Chief Executive Officer of the Company

Committees of the Board
[1] Audit Committee
[2] Human Resources Committee
[3] Governance and Nominating Committee
* indicates Committee Chairman

Executive Officers

Ralph P. Scozzafava
Chairman and Chief Executive Officer

Steven G. Rolls
Senior Vice President and Chief Financial Officer

Mary E. Sweetman
Senior Vice President of Human Resources

Jon D. Botsford
Senior Vice President, General Counsel and Corporate Secretary

Raymond J. Johnson
Senior Vice President of Global Supply Chain

Richard R. Isaak
Controller and Chief Accounting Officer

Jeffrey L. Cook
President, Broyhill Furniture Industries

Gregory P. Roy
President, Lane Furniture Industries

Edward D. Teplitz
President,
Thomasville Furniture Industries and Drexel Heritage Furniture Industries

Daniel R. Bradley
President, Designer Brands Group

Daniel J. Stone
Vice President of Strategy and Business Development

Investor Information

Corporate Offices

1 North Brentwood Blvd.
15th Floor
St. Louis, Missouri 63105
(314) 863-1100
www.furniturebrands.com

Form 10-K

Upon written request, we will provide without charge a copy of our Form 10-K for the fiscal year ended December 31, 2009. Requests should be directed to Investor Relations at the address above.

Transfer Agent and Registrar for Common Stock

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Contact us at:
1-800-937-5449 or www.amstock.com

Exchange Listing

Common shares are listed on the New York Stock Exchange (trading symbol: FBN)

Annual Meeting

The Annual Meeting of Stockholders will be at 10:00 a.m. CDT on Thursday, May 6, 2010 at the Company's corporate offices at:
1 North Brentwood Blvd.
15th Floor
St. Louis, Missouri 63105

Independent Registered Public Accounting Firm

KPMG LLP
10 S. Broadway, Suite 900
St. Louis, Missouri 63102-1761
(314) 444-1400

Forward-Looking Information: Please refer to the Company's 2009 Annual Report on Form 10-K for a description of the substantial risks and uncertainties related to the forward-looking statements included in this Annual Report.


Lane
HOME FURNISHINGS
Entertain. Engage. Escape.


Broyhill
CONFIDENCE COMES FROM WITHIN.

Thomasville


DREXEL HERITAGE

HICKORY CHAIR Pearson Lane Venture

HENREDON MAITLAND-SMITH

www.furniturebrands.com